Exhibit 99.1

C ons oli d ate d Fi n anc i al State me n ts Marc h 202 3 / B an c o San tan d e r C h ile 1 INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the periods ending on March 31, 2023, and 2022, and December 31, 2022

CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED STATEMENTS OF FINANCIAL POSITION ............................................................................................................................. ... .............................................. 3 CONSOLIDATED STATEMENTS OF INCOME ............................................................................................................................. ... ..................................................................... 5 CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME ............................................................................................................................. ... ....................... 7 CONSOLIDATED STATEMENTS OF CASH FLOWS ............................................................................................................................. ... ............................................................ 8 CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY ............................................................................................................................. ... .............................................. 11 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS NOTE 01 BACKGROUND OF THE INSTITUTION ............................................................................................................................. ... .............................................................. 12 NOTE 02 BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA..................................................................................................................... ... ...................................... 12 NOTE 03 NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED ........................................................................... 46 NOTE 04 ACCOUNTING CHANGES...................................................................................................................... ... ........................................................................................... 48 NOTE 05 SIGNIFICANT EVENTS....................................................................................................................... ... ................................................................................................ 49 NOTE 06 BUSINESS SEGMENT...................................................................................................................... ... .................................................................................................. 50 NOTE 07 CASH AND CASH EQUIVALENTS ............................................................................................................................. ... ....................................................................... 53 NOTE 08 FINANCIAL ASSETS HELD FOR TRADING WITH CHANGES IN PROFIT AND LOSS ..................................................................................................................... 54 NOTE 09 NON - MARKETABLE FINANCIAL ASSETS MANDATORILY MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS IN RESULTS ............................................................................................................................. ... ........................................................................................................................... 57 NOTE 10 FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS ........................................................................................ 58 NOTE 11 FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME ................................................................................................................ 59 NOTE 12 FINANCIAL DERIVATIVE CONTRACTS FOR HEDGING ACCOUNTING PURPOSES ..................................................................................................................... 64 NOTE 13 FINANCIAL ASSETS AT AMORTISED COST ............................................................................................................................. ... ....................................................... 74 NOTE 14 INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES ............................................................................................................................. ... ............................ 98 NOTE 15 INTANGIBLE ASSETS ............................................................................................................................. ... .......................................................................................... 100 NOTE 16 FIXED ASSETS ............................................................................................................................. ... ...................................................................................................... 102 NOTE 17 RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACTS ............................................................................................................................. ... .......... 104 NOTE 18 CURRENT AND DEFERRED TAXES ............................................................................................................................. ... .................................................................... 107 NOTE 19 OTHER ASSETS ............................................................................................................................. ... .................................................................................................... 113 NOTE 20 NON - CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS HELD FOR SALE ............................................................................................................................. ... ............................................................................................................................. . 114 NOTE 21 FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS ................................................................................................... 115 NOTE 22 FINANCIAL LIABILITIES AT AMORTISED COST ............................................................................................................................. ... ............................................... 117 NOTE 23 ISSUED REGULATORY CAPITAL INSTRUMENTS ............................................................................................................................. ... ............................................ 128 NOTE 24 PROVISIONS FOR CONTINGENCIES ............................................................................................................................. ... ................................................................ 130 NOTE 25 PROVISIONS FOR DIVIDEND, INTEREST PAYMENT AND REVALUATION OF REGULATORY EQUITY FINANCIAL INSTRUMENTS ISSUED....................................................................................................................... ... ............................................................................................................. 131 NOTE 26 SPECIAL PROVISIONS FOR CREDIT RISK ............................................................................................................................. .. .......................................................... 132 NOTE 27 OTHER LIABILITIES ............................................................................................................................. ... ............................................................................................. 134 NOTE 28 EQUITY ............................................................................................................................. ... ................................................................................................................. 135 NOTE 29 CONTINGENCIES AND COMMITMENTS ............................................................................................................................. ... ......................................................... 140 NOTE 30 INTEREST INCOME AND EXPENSE ............................................................................................................................. ... .................................................................. 144 NOTE 31 READJUSTMENT INCOME AND EXPENSE ............................................................................................................................. ... ....................................................... 146 NOTE 32 COMMISSION INCOME AND EXPENSES ............................................................................................................................. ... ......................................................... 148 NOTE 33 NET FINANCIAL INCOME ............................................................................................................................. ... .................................................................................. 151 NOTE 34 INCOMES FROM INVESTMENTS IN COMPANIES ............................................................................................................................. ... ........................................... 153 NOTE 35 NON - CURRENT ASSETS AND DISPOSAL GROUPS NOT QUALIFYING AS DISCONTINUED OPERATIONS ............................................................................ 154 NOTE 36 OTHER OPERATING INCOME AND EXPENSES ............................................................................................................................. ... ............................................... 155 NOTE 37 EMPLOYEE BENEFIT OBLIGATION EXPENSES..................................................................................................................... ... ........................................................ 156 NOTE 38 ADMINISTRATIVE EXPENSE...................................................................................................................... ... ...................................................................................... 159 NOTE 39 DEPRECIATION AND AMORTISATION ............................................................................................................................. .. .............................................................. 160 NOTE 40 IMPAIRMENT OF NON - FINANCIAL ASSETS ............................................................................................................................. ... .................................................... 161 NOTE 41 CREDIT LOSS EXPENSE ............................................................................................................................. ... ...................................................................................... 162 NOTE 42 RESULTS FROM DISCONTINUED OPERATIONS................................................................................................................... ... ....................................................... 166 NOTE 43 RELATED PARTY DISCLOSURES.................................................................................................................. ... ................................................................................... 167 NOTE 44 FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES ............................................................................................................................. ... ............... 174 NOTE 45 MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES .......................................................................................... 184 NOTE 46 FINANCIAL AND NON - FINANCIAL ASSETS AND LIABILITIES BY CURRENCY ............................................................................................................................. 186 NOTE 47 RISK MANAGEMENT AND REPORTING ............................................................................................................................. ... ........................................................... 187 NOTE 48 INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS ............................................................................................................. 218 NOTE 49 SUBSEQUENT EVENTS ............................................................................................................................. ... ....................................................................................... 223 C ons oli d ate d Fi n anc i al State me n ts Marc h 202 3 / B an c o San tan d e r C h ile 2 CONTENTS

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2023, and December 31, 2022

		As of March 31, 2023	As of December 31, 2022
ASSETS	**Note**	**MCh$**	**MCh$**
Cash and deposits in banks	7	2,586,609	1,982,942
Cash in collection process	7	865,384	843,816
Financial assets held for trading at fair value through profit or loss	8	11,631,884	11,827,006
Financial derivatives contracts		11,490,794	11,672,960
Debt financial instruments		141,090	154,046
Other		-	-
Non-trading financial assets mandatorily measured at fair value	9	-	-
Financial assets designated at fair value through profit or loss	10	-	-
Financial assets at fair value through other comprehensive income	11	6,542,873	6,023,039
Debt financial instruments		6,336,100	5,880,733
Other		206,773	142,306
Financial derivative contracts for hedge accounting	12	360,339	477,762
Financial assets at amortised cost	13	42,615,414	42,560,431
Rights under repurchase and securities lending agreements		-	-
Debt financial instruments		4,755,740	4,867,591
Interbank loans		32,828	32,955
Loans and receivables from customers - Commercial		16,875,526	17,043,575
Loans and receivables - Mortgage		15,908,392	15,622,418
Loans and receivables from customers - Consumers		5,042,928	4,993,892
Investment in companies	14	47,952	46,586
Intangible assets	15	102,176	107,789
Fixed assets	16	185,707	189,364
Assets with leasing rights	17	175,439	182,526
Current taxes	18	51	315
Deferred taxes	18	309,162	314,125
Other assets	19	4,053,378	3,578,004
Non-current assets and disposal groups for sale	20	29,400	30,899
TOTAL ASSETS		**69,505,768**	**68,164,604**

The accompanying notes form an integral part of the consolidated financial statements.

Interim Consolidated Financial Statement March 2023 / Banco Santander Chile 3

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2023, and December 31, 2022

		As of March 31, 2023	As of December 31, 2022
LIABILITIES	**Note**	**MCh$**	**MCh$**
Cash in collection process	7	791,211	746,872
Financial liabilities held for trading at fair value through profit or loss.	21	11,126,412	11,319,320
Financial derivatives contracts		11,126,412	11,319,320
Other		-	-
Financial liabilities designated at fair value through profit or loss	10	-	-
Financial derivative contracts for hedge accounting	12	3,065,761	2,788,794
Financial liabilities at amortised cost	22	45,053,552	43,704,024
Deposits and other demand liabilities		13,806,513	14,086,226
Time deposits and other term equivalents		14,265,830	12,978,790
Obligations under repurchase and securities lending agreements		456,418	315,355
Interbank borrowing		8,795,417	8,864,765
Debt financial instruments issued		7,415,774	7,165,893
Other financial liabilities		313,600	292,995
Obligations under leasing contracts	17	132,939	137,089
Financial instruments of regulatory capital issued	23	2,289,506	2,324,116
Provisions for contingencies	24	122,918	172,826
Provisions for dividends, payments of interest and reappreciation of financial instruments of issued regulatory capital	25	538,233	247,508
Special provisions for credit risk	26	331,990	331,519
Current taxes	18	98,597	112,481
Deferred taxes	18	1	1
Other liabilities	27	1,920,357	2,041,682
Liabilities included in disposal groups for sale	20	-	-
TOTAL LIABILITIES		**65.471.477**	**63,926,232**
EQUITY			
Capital	28	891,303	891,303
Reserves	28	2,815,170	2,815,170
Other comprehensive income accrued income	28	(220,237)	(167,147)
Items that will not be reclassified to profit or loss		518	597
Items that may be reclassified to profit or loss		(220,755)	(167,744)
Retained earnings (expense) from prior years		836,990	28,339
Profit (loss) for the year	28	135,683	808,651
Minus: provisions for dividends, interest payments and reappreciation of issued financial instruments of regulatory capital	28	(538,233)	(247,508)
Equity holders of the Bank		**3,920,676**	**4,128,808**
Non-controlling interest		113,615	109,564
TOTAL EQUITY		**4.034.291**	**4,238,372**
TOTAL LIABILITIES AND EQUITY		**69.505.768**	**68,164,604**

The accompanying notes form an integral part of the consolidated financial statements.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 4

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF INCOME

For the periods ending March 31, 2023, and 2022

		As of March 31, of	
		2023	**2022**
	Nota	**MM$**	**MM$**
Interest income	30	923,500	515,447
Interest expense	30	(748,155)	(293,639)
Net interest income	**30**	**175,345**	**221,808**
Readjustment income	31	148,464	235,295
Readjustment expenses	31	(46,928)	(29,636)
Net readjustment income	**31**	**101,536**	**205,659**
Commission income	32	209,176	172,129
Commission expense	32	(79,241)	(74,983)
Net commission income	**32**	**129,935**	**97,146**
Financial result per:			
Assets and liabilities for trading	33	133,242	17,706
Non-trading financial assets mandatorily measured at fair value through profit or loss	33	-	-
Financial assets and liabilities designated at fair value through profit or loss	33	-	-
Gain or loss on derecognition of financial assets and liabilities at amortised cost and financial assets at fair value through other comprehensive income	33	(36,561)	14,092
Foreign exchange, readjustments and hedge accounting of foreign currencies	33	(19,309)	25,060
Reclassifications of financial assets due to changes in business model	33	-	-
Other financial results	33	-	-
Net financial result	**33**	**77,372**	**56,858**
Results from investments in companies	34	1,542	1,360
Results of non-current assets and disposal groups not qualifying as discontinued operations	35	2,929	(900)
Other operating income	36	544	221
TOTAL OPERATING INCOME		**489,203**	**582,152**
Expenses from obligations to employee benefits	37	(97,214)	(97,546)
Administrative expenses	38	(77,297)	(71,043)
Depreciation and amortisation	39	(36,047)	(31,614)
Impairment of non-financial assets	40	-	-
Other operational expenses	36	(6,769)	(19,686)
TOTAL OPERATIONAL EXPENSES		**(217,327)**	**(219,889)**
OPERATING INCOME BEFORE CREDIT LOSS		**271,876**	**362,263**

The accompanying notes form an integral part of the consolidated financial statements.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 5

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF INCOME, continued

For the periods ending March 31, 2023, and 2022

		As of March 31. of	
		2023	2022
	Note	MCh$	MCh$
Credit loss expenses due to:			
Provisions for credit risk due from banks and loans and receivables from customers	41	(132,039)	(86,614)
Special provisions for credit risk	41	(1,354)	(2,918)
Recovery of impaired loans	41	20,314	18,100
Impairment of the credit risk of other financial assets at amortised cost and financial assets at fair value in other comprehensive income	41	(1,169)	(15)
Credit loss expense	**41**	**(114,248)**	**(71,447)**
OPERATIONAL RESULT		**157,628**	**290,816**
Results from continuing operations before taxes		**157,628**	**290,816**
Income tax	18	(17,838)	(51,110)
Results from continuing operations after tax	**42**	**139,790**	**239,706**
Results from discontinued operations before taxes	**18**	-	-
Discontinued operations tax		-	-
Results from discontinued operations after tax	**42**	-	-
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR (OR PERIOD)	**28**	**139,790**	**239,706**
Attributable to:			
Equity holders of the Bank	28	135,683	235,743
Non-controlling interest	28	4,107	3,963
Earnings per share attributable to equity holders of the Bank:			
Basic utility	28	0.72	1.25
Diluted earnings	28	0.72	1.25

The accompanying notes form an integral part of the consolidated financial statements.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 6

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME

For the periods ending March 31, 2022, and 2023

		As of March 31,	
		2023	2022
	Note	MCh$	MCh$
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR (OR PERIOD)		**139,790**	**239,706**
Other comprehensive results for the year:			
ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS			
New measurements of the net defined benefit liability (asset) and actuarial results for other employee benefit plans		-	-
Changes in the fair value of equity instruments designated at fair value through other comprehensive income		(1,557)	(61)
Changes in the fair value of financial liabilities designated at fair value through profit or loss attributable to changes in the credit risk of the financial liability		-	-
Other		-	-
OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES	**28**	**(1,557)**	**(61)**
Income tax on other comprehensive results that will not be reclassified to profit or loss	18	420	17
TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAXES	**28**	**(1,137)**	**(44)**
ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS	**28**		
Changes in the fair value of financial assets at fair value through other comprehensive income	28	5,749	(15,669)
Translation differences by foreign entities	28	-	-
Hedge accounting of net investments in foreign entities	28	-	-
Cash flow hedge accounting	28	(78,329)	(108,176)
Undesignated elements of hedge accounting instruments	28	-	-
Other	28	(37)	337
OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES	**28**	**(72,617)**	**(123,508)**
Income taxes on other comprehensive income that may be reclassified to profit or loss	18	19,607	31,999
TOTAL OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAXES	**28**	**(53,010)**	**(91,509)**
TOTAL OTHER COMPREHENSIVE INCOME FOR THE YEAR	**28**	**(54,147)**	**(91,554)**
CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD	**28**	**85,643**	**148,151**
Attributable to:			
Equity holders of the Bank		82,593	144,202
Non-controlling interest		3,050	3,949

The accompanying notes form an integral part of the consolidated financial statements.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 7

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the periods ending March 31, 2023, and 2022

		March 31,	
		2023	2022
	Notes	MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:			
CONSOLIDATED PRE-TAX INCOME FOR THE PERIOD		**157,628**	**290,816**
Non-cash charges (credits) to profit or loss:		**(258,448)**	**(131,204)**
Depreciation and amortisation	39	36,047	31,614
Impairment of non-financial assets	40	-	-
Provisions for asset risk	41	134,562	107,631
Fair value adjustments transferred to profit or loss			(36.773)
Results from investments in companies	34	(1.542)	(1.360)
Results from the sale of goods received in payment or awarded in a judicial auction	35	(2,176)	(2,667)
Provisions for assets received in payment	35	(176)	40
Profit/loss on sale of shareholding in other companies		-	-
Profit on sale of fixed assets	35	(2,142)	(19)
Penalty of assets received in lieu of payment	35	3.263	3,418
Interest and adjustment net income		(276,881)	(221.808)
Net commission income	32	(129,935)	(97.147)
Other non-cash charges (credits) to profit or loss		(533)	5,139
Income tax		17,838	43,955
Increase/decrease in operating assets and liabilities		**765,239**	**934,687**
Decrease (increase) in loans and receivables from customers		(181,853)	(136,713)
Decrease (increase) in financial investments		(330,560)	1,485,534
Decrease (increase) from repurchase agreements (assets)		-	-
Decrease (increase) of interbank loans		127	428
Decrease (increase) in assets received or awarded in payment		(593)	1,195
Increase (decrease) in creditors in current accounts		(262,909)	(622,435)
Increase (decrease) in deposits and time deposits		1,287,041	28,752
Increase (decrease) in liabilities to domestic banks		(324)	9,890
Increase (decrease) in other deposits and sight accounts		(117,266)	(266,475)
Increase (decrease) in liabilities to foreign banks		(135,323)	(126,345)
Increase (decrease) in obligations to the Central Bank of Chile		66,299	(135,708)
Increase (decrease) in repurchase contracts (liabilities)		141,063	68,303
Increase (decrease) in other financial obligations		20,605	6,194
Net increase in other assets and liabilities		(127,884)	97,455
Interest and readjustments received		1,071,964	750,741
Interest and readjustments paid		(795,083)	(323,275)
Dividends received from investments in companies		-	-
Fees and commissions received		209,176	172,129
Fees and commissions paid		(79,241)	(74,983)
Total cash flow provided by (used in) operating activities		**664,419**	**1,094,299**

The accompanying notes form an integral part of the consolidated financial statements.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 8

Banco Santander-Chile and Affiliates

CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

For the periods ending March 31, 2023, and 2022

		March 31,	
		2023	2022
	Notes	MCh$	MCh$
CASH FLOWS FROM INVESTMENT ACTIVITIES:			
Purchases of fixed assets	16	(7,526)	(686)
Sales of fixed assets		2,200	98
Purchase of intangible assets	15	(7,669)	(6,769)
Acquisitions of investments in companies		-	-
Total cash flow provided by (used in) investment activities		**(12,995)**	**(7,357)**
CASH FLOW FROM FINANCING ACTIVITIES:			
Attributable to shareholders' interest:		**29,217**	**(460,493)**
Subordinated bond placement		-	102,481
Redemption of subordinated bonds and interest payments		(8,890)	(7,491)
Dividends paid		-	-
Redemption and payment of interest/letters of credit capital		(966)	(1,183)
Placement of current bonds		291,765	142,644
Redemption and payment of interest/principal on mortgage bonds		(3,505)	(2,758)
Redemption and payment of interest/current bond capital		(246,730)	(684,365)
Placement of bonds without fixed maturity		-	-
Redemption and payment of interest/bonds without fixed maturity capital		-	-
Interest payments/capital lease obligations		(2,457)	(9,821)
Attributable to non-controlling interest:		-	-
Payment of dividends and/or withdrawals of capital paid respectively to the subsidiaries corresponding to the non-controlling interest		-	-
Total cash flows used in financing activities		**29,217**	**(460,493)**
D - NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		**680,641**	**626,449**
E - EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		**(2,801)**	**(21,377)**
F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		**1,982,942**	**2,881,558**
FINAL BALANCE OF CASH AND CASH EQUIVALENTS		**2,660,782**	**3,486,630**

The accompanying notes form an integral part of the consolidated financial statements.

Reconciliation of provisions for the Consolidated Statements of Cash Flows for the periods ended		March 31 of	
		2023	2022
	Nota	MM$	MM$
Provision for loan loss for cash-flow purposes		134,562	107,631
Recovery of impaired loans		(20,314)	(18,100)
Net provision for loan loss	41	**114,249**	**89,531**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 9

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

Reconciliation of liabilities arising from financing activities		Cash Flow	Changes other than cash				31,03,2023
			Acquisition	Foreign Currency Movement	UF Movement	Fair Value Changes	
	MCh$	MCh$			MCh$	MCh$	MCh$
Subordinated Bonds	**1,733,870**	(8,890)	-	-	12,388	-	**1,737,368**
Senior bonds	**7,080,472**	45,035	-	-	208,668	-	**7,334,176**
Mortgage bonds	**81,623**	(3,505)	-	-	649	-	**78,767**
Bonds without fixed maturity	**590,246**	-	-	(38,108)	-	-	**552,138**
Dividends paid	-	-	-	-	-	-	-
Obligations under leasing contracts	**137,089**	(2,457)	-	-	(1,693)	-	**132,939**
Total liabilities from financing activities	**9,623,300**	**30,183**	-	**(38,108)**	**220,013**	-	**9,835,388**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 10

In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 11 Banco Santander - Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY For the periods ending March 31, 2023, and 2022 Equity attributable to shareholders Non - controlling interest (*) Accrued profits and profits corresponding to the period Other comprehensive income accrued income Reserves Total Equity TOTAL Profits of the year (**) Retained profits from previous periods Changes in the fair value of financial assets at fair value through OCI Merger of companies under common control Reserves and other retained earnings Capital Income tax Cash flow hedge MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ 3,729,277 94,360 3,634,917 (238,771) 778,933 132,913 (373,581) (113,696) (2,224) 2,560,040 891,303 Opening balances as of January 1, 2022 (464,977) - (464,977) - (464,977) - - - - - - Payment of common stock dividends - - - - (313,956) - - - - 313,956 - Reserves of income from the previous period (10,107) - (10,107) (10,107) - - - - - - - Provision for payment of common stock dividends (26,893) - (26,893) 1,370 28,339 - - - - (56,602) - Provision and interest payments on bonds with no fixed term to maturity 21 21 - - - - - - - - - Subtotal: Transactions with shareholders during the period (501,956) 21 (501,977) (8,737) (750,594) - - - - 257,354 - Profit for the year (period) 823,857 15,206 808,651 808,651 - - - - - - - Other comprehensive income for the year 187,194 (23) 187,217 - - (71,092) 254,743 3,566 - - - Subtotal: Comprehensive income for the year 1,011,051 15,183 995,868 808,651 - (71,092) 254,743 3,566 - - - Closing balance on December 31, 2022 4,238,372 109,564 4,128,808 561,143 28,339 61,821 (118,838) (110,130) (2,224) 2,817,394 891,303 4,238,372 109,564 4,128,808 561,143 28,339 61,821 (118,838) (110,130) (2,224) 2,817,394 891,303 Opening balances as of January 1, 2023 - - - - - - - - - - - Payment of common stock dividends - - - (808,651) 808,651 - - - - - - Reserves of income from the previous period (283,277) - (283,277) (283,277) - - - - - - - Provision for payment of common stock dividends (7,488) - (7,488) (7,488) - - - - - - - Provision and interest payments on bonds with no fixed term to maturity 1,001 1,001 - - - - - - - - - Other movements (289,724) 1,001 (290,725) (1,099,376) 808,651 - - - - - Subtotal: Transactions with shareholders during the period 139,790 4,107 135,683 135,683 - - - - - - - Profit for the year (period) (54,147) (1,057) (53,090) - - 19,636 (78,329) 5,603 - - - Other comprehensive income for the year 85,643 3,050 82,593 135,683 - 19,636 (78,329) 5,603 - - - Subtotal: Comprehensive income for the period 4,034,291 113,615 3,920,676 (402,550) 836,990 81,457 (197,167) (104,527) (2,224) 2,817,394 891,303 Closing balance on March 31, 2023 (*) See Note 02 letter c for non - controlling interest. (**) Contains profit for the year and provisions for dividends, interest payments and reappreciation of issued financial instruments of regulatory capital. Allocated dividends Allocated to reserves Profit attributable to equity holders Period MCh$ MCh$ MCh$ 309,984 774,959 Year 2021 (Shareholders Meeting April 2022) 206,979 517,447 Year 2020 (Shareholders Meeting April 2021) The accompanying notes form an integral part of the consolidated financial statements

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 and 2022 , and December 31 , 2022 NOTE 01 - BACKGROUND OF THE INSTITUTION Banco Santander - Chile is a banking corporation organised under the laws of the Republic of Chile, supervised by the Financial Market Commission (FMC) . It is also subject to the regulations of the Securities and Exchange Commission of the United States of America (SEC), considering the Bank is listed on the New York Stock Exchange (NYSE) through an American Depositary Receipt (ADR) programme . Banco Santander Spain manages Banco Santander Chile through its shareholdings in Teatinos Siglo XXI Inversiones SA and Santander Chile Holding SA, both subsidiaries controlled by Banco Santander Spain . As of March 31 , 2023 , Banco Santander Spain directly or indirectly owns 99 . 5 % of Santander Chile Holding SA and 100 % of Teatinos Siglo XXI Inversiones SA, which allows Banco Santander Spain control over 67 . 18 % of the Bank's shares . The Bank provides its customers with a wide range of general banking services, from individuals to large corporations . In addition, Banco Santander - Chile and its affiliates (collectively referred to as 'Bank' or 'Santander - Chile' hereafter) offer consumer and commercial banking services, as well as other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment funds, investment fund management and investment banking . The Bank's legal address is Calle Bandera N ƒ 140 Santiago de Chile, and its website is www . santander . cl NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA a. Basis of preparation These Consolidated Financial Statements have been prepared following the Compendium of Accounting Standards for Banks (CASB), in its version applicable as of January 2022 , as well as the instructions issued by the Financial Market Commission (FMC) . Per Law No 21 , 000 , article 5 . 6 , the Financial Market Commission is a supervising entity that may set the rules for the preparation and presentation of the annual reports, balance sheets, statements of financial position and other financial statements of the supervised entities and determines the principles to which they must keep their accounts . Regarding all matters that are not covered by this regulation, if they do not conflict with its instructions, then they must adhere to generally accepted accounting criteria corresponding to the technical standards issued by the Chilean Association of Accountants AG, which align with the International Financial Reporting Standards (IFRS) agreed by the International Accounting Standards Board (IASB) . In case of discrepancies between the accounting principles and the accounting criteria issued by the FMC in its Compendium of Accounting Standards for Banks and instructions, the latter shall prevail . The Bank uses certain currency terms and conventions for the present Consolidated Financial Statements . Thus, 'USD' stands for 'US dollar', 'EUR' stands for 'euro', 'CNY' stands for 'Chinese yuan', 'JPY' stands for 'Japanese yen', 'CHF' stands for 'Swiss franc', 'AUD' stands for 'Australian dollar' and 'UF' stands for 'Unidad de Fomento de Chile' . The notes in the Interim Consolidated Financial Statements contain information additional to that presented in the Interim Consolidated Statements of Financial Position, the Interim Consolidated Income Statements, Interim Consolidated Statements of Other Comprehensive Income, Interim Consolidated Statements of Changes in Equity and Interim Consolidated Statements of Cash Flows . They provide narrative descriptions or detailed breakdowns of such statements in a clear, relevant, reliable and comparable manner . b. Basis of preparation for the Consolidated Financial Statements The Interim Consolidated Financial Statements as of March 31 , 2023 , and 2022 incorporate the individual interim financial statements of the Bank and those of companies over which the Bank exerts control (affiliates) and include the adjustments, reclassifying and eliminations necessary to abide by the accounting and measurement criteria established by IFRS 10 'Consolidated Financial Statements' . Control is achieved when the Bank : i. Has power over the investee (that is, the Bank presently has rights that bestow it with the capacity to manage the relevant activities of the investee); ii. Has exposure or rights to variable returns from its involvement with the investee; and iii. Has the ability to use its power over the investee to influence the amount of the investor's returns. In teri m C on s oli d ate d Fi n anci al Sta te me n t Marc h 20 23 / B an c o San ta n de r C hil e 12

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and December 31 , 2022 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued The Bank reassesses whether it controls an investee when facts or circumstances indicate that there are changes to one or more of the three requisites of control listed above . For example, when the Bank has less than most of the voting rights in an investee, but those voting rights are sufficient to have the ability to direct the relevant activities, then it is concluded that the Bank has control . The Bank considers all relevant factors and circumstances when assessing whether the Bank's voting rights in an investee are sufficient to give it power . These include : The size of the Bank's holding of voting rights relative to the size and dispersion of holdings of the other vote holders. The potential voting rights held by the Bank and other vote holders or other parties. The rights arising from other contractual agreements. Any additional facts and circumstances that indicate that the Bank has or does not have the current ability to direct the relevant activities when decisions need to be taken, including voting patterns at previous shareholders' meetings. Consolidation of a subsidiary begins when the Bank obtains control of the subsidiary and ceases when the Bank cedes control . Specifically, the income and expenses of a subsidiary acquired or disposed of during the year are included in the Interim Consolidated Statements of Income and Interim Statements of Other Comprehensive Income from the date the Bank gains control until the date the Bank ceases to control the subsidiary . Profit or loss alongside each component of the Interim Consolidated Statements of Other Comprehensive Consolidated Income is attributed to the Bank's holders and non - controlling interest . The total comprehensive income of subsidiaries is attributed to the owners of the Bank and the non - controlling interests, even if this results in a deficit for the non - controlling interests in certain circumstances . When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting policies are consistent with the Bank's accounting policies . All balances and transactions between consolidated entities are eliminated . Changes in the consolidated entities' participation that do not result in the loss of control are accounted for as equity transactions . Accordingly, the equity carrying value of the Bank holders and the non - controlling interests are adjusted to reflect the changes in participation over subsidiaries . Any difference between the amount by which the non - controlling interests are adjusted and the fair value of the consideration being paid or received is recognised directly in equity and attributed to the Bank holders . The non - controlling interest represents the participation of third parties in the Bank's consolidated equity, which is presented in the Interim Consolidated Statements of Changes in Equity . Their share of the result for the year is shown as 'Profit attributable to non - controlling interest' in the Interim Consolidated Statements of Income . The following table shows the composition of the entities over which the Bank can exercise control and, therefore, belong to the consolidation perimeter in such capacity : In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 13

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and December 31, 2022

NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued

i. Entities controlled by the Bank through participation in equity

			Percentage of ownership								
			As of March 31, 2023			As of December 31, 2022			As of March 31, 2022		
	Main Activity	Place of Incorporation And Operation	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Brokerage of financial instruments	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorías Financieras Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander SA Sociedad Securitizadora	Acquisition of loans and issuance of debt securities	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Klare Corredora de Seguros SA	Insurance brokerage	Santiago, Chile	50.10	-	50.10	50.10	-	50.10	50.10	-	50.10
Santander Consumer Finance Limitada	Automotive financing	Santiago, Chile	51.00	-	51.00	51.00	-	51.00	51.00	-	51.00
Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile SA	Card Operator	Santiago, Chile	99.99	0.01	100.00	99.99	0.01	100.00	99.99	0.01	100.00

Details of non-controlling interests are shown in Note 28 in Equity, letter g) non-controlling interest (minority interests).

ii. Entities controlled by the Bank through other considerations

The following companies have been consolidated based on the fact that their relevant activities are determined by the Bank (these are companies complementary to the banking sector) and, therefore, over which the Bank exercises control:

- Santander Gestión de Recaudación y Cobranza Limitada: its exclusive activity is administering and collecting loans.
- Banca Santander SA: its main activity is financing revolving inventory lines for automotive dealers.
- Multiplica SpA: its primary purpose is the development of incentive programmes that encourage the use of payment cards.

iii. Associated entities

An associate is an entity over which the Bank can exercise significant influence but not control or joint control. This capacity usually involves 20% or more interest in the entity's voting rights and is accounted for using the equity method under IAS 28 'Investments in Associates and Joint Ventures'.

The following entities in which the Bank has an interest and are recognised using the equity method are considered 'associates':

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 14

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and December 31, 2022

NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued

			Percentage of ownership		
		Place of incorporation and operation	As of March 31, 2023	As of December 31, 2022	As of March 31, 2022
Associates	Main Activity		%	%	%
Redbanc SA	ATM service	Santiago, Chile	33.43	33.43	33.43
Transbank SA	Debit and credit card service	Santiago, Chile	-	25.00	25.00
Centro de Compensación Automatizado SA	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores SA	Repository of publicly offered securities	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Alto Valor SA	Payment clearing	Santiago, Chile	15.00	15.00	15.00
Administrador Financiero del Transantiago SA	Administration of smart cards for public transportation	Santiago, Chile	20.00	20.00	20.00
Servicios de Infraestructura de Mercado OTC SA	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48

In the case of the Cámara Compensación Alto Valor SA, Santander-Chile has a representative participating in its Board of Directors. Management has concluded that this entails an exercise of significant influence over the latter.
In the case of Servicios de Infraestructura de Mercado OTC SA, the Bank participates actively in its administration through its executives, which is why Management has concluded that it exercises significant influence over it.

iv. Share or rights in other companies

Entities over which the Bank has no control or significant influence are presented in this category. These equity instruments must be measured at fair value in compliance with IFRS 9 'Financial Instruments'. Nevertheless, the Bank may consider the cost an appropriate fair value estimate in concrete circumstances. This may be the case if the most recently available information is insufficient to measure the fair value or if there is a wide range of possible fair values and the cost involved represents the best estimate of fair value within that range.

Another consideration is that the Bank can take the irrevocable decision to present subsequent changes to the fair value in other comprehensive income during its initial recognition. Subsequent changes in this valuation shall be recognised in 'Other comprehensive income accrued - Items that will not be reclassified to profit or loss'. Dividends received from these investments are recorded in the Interim Consolidated Statement of Income under 'Result from investments in companies'. These instruments are not subject to the IFRS 9 'Financial Instruments' impairment model.

c. Non-controlling interest

Non-controlling interest represents the portion of net income and net assets the Bank does not own, either directly or indirectly. It is presented as 'Attributable to owners of the Bank' separately in the Interim Consolidated Statements of Income and separately from the equity in the Interim Consolidated Statements of Financial Position.
In the case of entities controlled by the Bank through other considerations, profit and equity are presented fully as a non-controlling interest. This is because the Bank controls them but has no ownership expressed as a percentage.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 15

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and December 31 , 2022 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued d. Operating segments The Bank's operating segments are those units whose operating results are reviewed regularly by the highest authority in the decision - making . Accordingly, two or more operating segments can be added into one only when the aggregation is consistent with the basic principle under the IFRS 8 'Operating Segments' and if the segments have similar economic characteristics and are alike in each one of the following aspects : i. The nature of the products and services; ii. The nature of production processes; iii. The type of customer category for which its products and services are intended; iv. The methods used to distribute their products or provide services; and v. If applicable, the nature of the regulatory framework, e.g., banking, insurance or public services. The Bank reports separately for each operating segment that meets any of the following quantitative thresholds : i. Its reported revenues from ordinary activities, including both sales to external customers and intersegment sales or transactions, equal or exceeding 10 % of the revenues from the combined operating segments' ordinary internal and external activities . ii. The amount of its reported results is, in absolute terms, equal to or greater than 10 % of the amount that is larger between (i) the combined profit reported by all operating segments that have not reported a loss ; and (ii) the combined loss reported by all operating segments that have reported a loss . iii. Its assets equal or exceed 10 % of the combined assets of all operating segments . Operating segments that do not meet any of the quantitative thresholds may be considered segments that must be reported . In such cases, their information must be separately disclosed if management believes it would be helpful for users of the Interim Consolidated Financial Statements . Information regarding other business activities that do not correspond to reportable segments is combined and disclosed within the Corporate Activities category 'other' . According to the above presented, the Bank's segments were obtained under the consideration that an operating segment is a component of an entity that: i. Engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other elements of the same entity). ii. Whose operating results are regularly reviewed by the entity's chief executive officer or manager, who makes decisions concerning resources allocated to the segment and assesses its performance. iii. For which discrete financial information is available. e. Functional and presentation currency The Bank, per 'The Effects of Changes in Foreign Exchange Rates' in IAS 21 , has defined the Chilean Peso as its functional and presentation currency, as it is the currency of the primary economic environment in which the Bank operates, as well as the currency that influences in the cost and revenue structure . Therefore, all balances and transactions denominated in currencies other than the Chilean Peso are considered 'foreign currency' . f. Foreign currency transactions The Bank conducts transactions in amounts denominated in foreign currencies, mainly US dollars . The assets and liabilities denominated in foreign currencies held by the Bank and its affiliates are translated into Chilean Pesos at the market exchange rate corresponding to the end of the reported month (discounted spot rate), which amounted to $ 794 . 35 per US $ for March 2023 ( $ 784 . 19 per US $ for March 2022 and US $ 849 . 59 for December 2022 ) . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 16

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and December 31, 2022 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued The net foreign exchange gain and loss includes recognising the effects of exchange rate changes on assets and liabilities denominated in foreign currencies and the profit and loss on foreign exchange spot and forward transactions undertaken by the Bank . g. Cash and cash equivalents The indirect method is used to prepare the Interim Consolidated Cash Flow Statements . This one starts with the Bank's consolidated pre - tax income and incorporates non - cash transactions, as well as the income and expenses related to cash - flows activities classified as investments or financing . The following concepts are taken into consideration in the preparation of the Interim Consolidated Cash Flow Statements: i. Cash flows: inflows and outflows of cash and cash equivalents, defined as balances in items such as deposits with the Central Bank of Chile, deposits in domestic banks and deposits abroad. ii. Operating activities: these are the normal activities carried out by banks alongside other activities that cannot be classified as investments or financing. iii. Investing activities: these correspond to the acquisition, sale or disposal by other means of long - term assets and other investments not included in cash and cash equivalents. iv. Financing activities: activities that result in changes to the size and composition of equity and liabilities which are not part of operating or investing activities. h. Definitions, classification and measurement of financial assets/liabilities i. Definitions A 'financial instrument' is any contract that gives rise to a financial asset in an entity and a financial liability or equity instrument in another entity . A 'financial asset' is any asset that is : (a) cash ; (b) an equity instrument of another entity ; (c) a contractual right to receive cash or another financial asset from another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favourable to the entity ; or (d) a contract that will or may be settled using the entity's own equity instruments . A 'financial liability' is any liability that is : (a) a contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the entity ; or (b) a contract that will or may be settled using the entity's equity instruments . An 'equity instrument' is any contract that evidences a residual interest in the assets of the issuing entity after deducting all its liabilities . A 'financial derivative' is a financial instrument whose value fluctuates in response to changes concerning an observed market variable (such as an interest rate, a foreign exchange rate, a financial instrument's price, or a market index, including credit ratings), whose initial investment is minimal compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date . 'Fair value' is the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date . ii. Initial recognition In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 17

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and December 31 , 2022 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued The Bank shall recognise a financial asset or financial liability only when it becomes part of the contractual terms of the instrument (rights and obligations) . A conventional purchase or sale of financial assets shall be recognised using trade date accounting or settlement date accounting . iii. Classification of financial assets/liabilities Classification of financial assets Financial assets shall be classified into measurement categories based on the entity's business models for managing the financial assets and their contractual cash flow characteristics . The business model refers to how the Bank manages its financial assets to generate cash flows . In other words, the entity's business model determines whether the cash flows will come by obtaining contractual cash flows, selling financial assets, or both . The assessment of the contractual flow characteristics (SPPI test) requires determining whether the asset's contractual flows are solely payments of principal on specified dates and interest on the principal outstanding amounts in the currency in which the financial asset is denominated . The principal is the fair value of the financial asset at initial recognition . Nevertheless, the principal’s figure may change over the life of the financial asset (if there are principal repayments) . Interest is the compensation received for the time value of money and the credit risk related to the principal amount owed over a specified period, alongside other basic lending risks such as administrative costs and a profit margin . For the evaluation, the Bank conducted a test evaluating whether the contractual flows meet the criteria for a core lending arrangement . The Bank uses its professional assessment and considers relevant factors such as currency, interest rate (fixed or variable) and the period it sets . The assessment of business models is not an instrument - by - instrument ranking approach but works at a higher level of aggregation and considers all relevant evidence : model performance, risks affecting performance, and how managers are rewarded, among others . According to the above, the objectives of the business models are : To hold assets to collect cash flows – through management that produces cash flows by collecting contractual payments throughout the instrument's life . Models with this goal allow for sales if they are infrequent (even if significant in value) or insignificant in value both individually and in aggregate (even if frequent), and even more so if they result from a substantial increment in risk, or the risk management of credit concentration . To maintain for collection and sale of financial assets . Per this objective, the entity's key management personnel have decided that the supply of contractual cash flows and the sale of financial assets are essential to achieve the business model's goal . Therefore, there is a higher frequency and value of sales for this purpose . Other models - financial assets are measured at fair value through profit or loss if not held within a business model whose objective is to hold the assets to collect contractual cash flows or if their objective is achieved by obtaining contractual cash flows and selling financial assets . Assets are managed on a sales basis, and decisions are made on a fair value basis . The Bank classifies its financial assets depending on whether they are subsequently measured at amortised cost, at fair value through other comprehensive income or at fair value through profit or loss In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 18

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and December 31 , 2022 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued Furthermore, at initial recognition of investments in equity instruments, an irrevocable decision can be made to present subsequent changes in fair value into other comprehensive income . Due to the exceptional changes that have taken place in the market's liquidity, and which should remain in the short and medium - term, the need arose for the Bank to maintain collateral with a maturity in the range of 2024 to 2026 . This is due to the constitution of guarantees related to the Central Bank's Credit Facility Conditional to Incremental Flexibility programme (FCIC) and the demand to constitute larger technical reserves due to the increase in the balances held by the Bank's customers . Given the above, the Bank determined to create a new business model called 'Held to collect investments', which aims to manage these higher levels of liquidity better . The Bank also has the intention and the ability to hold them to maturity . Classification of financial liabilities An entity shall classify all financial liabilities as subsequently measured at amortised cost, except for derivative liabilities measured at fair value through profit or loss . Reclassifying Reclassifying occurs only when the business model for managing financial assets is changed . These changes are determined by top management due to external or internal changes . Financial liabilities are not reclassified . iv. Measurement of financial assets/liabilities Initial measurement Financial assets and liabilities are initially measured at fair value (transaction price), plus or minus transaction costs in the case of a financial asset or financial liability that is not carried at fair value through profit or loss . Subsequent measurement of financial assets A financial asset shall subsequently be measured according to the following : (a) Amortised cost A financial asset is measured at amortised cost if the financial asset is held within a business model whose objective is to hold financial assets to earn cash flows, and the contractual terms of the financial asset give rise, at specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding . Interest income shall be calculated using the effective interest method . This method applies to financial assets and liabilities measured at amortised cost (interest income and interest expense) . The effective interest rate is the rate that discounts with precision the estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of the financial asset or the amortised cost of a financial liability . (b) Fair value through other comprehensive income A financial asset is measured at fair value through other comprehensive income if the financial asset is held within a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets and if the contractual terms of the financial asset give rise, at specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding . (c) Fair value through profit or loss . A financial asset is measured at fair value through profit or loss unless measured at amortised cost or at fair value through other comprehensive income . (d) Irrevocable election to measure at fair value with changes in other comprehensive income . Upon initial recognition of an investment in equity instruments, an election may be made to present subsequent changes in fair value in other comprehensive income that would otherwise be measured at fair value through profit or loss when not held for trading, except for dividend income, which is recognised in profit or loss . Gains or losses arising from the derecognition of these equity instruments are not transferred to profit or loss . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 19

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and December 31, 2022 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued Subsequent measurement of financial liabilities Financial liabilities are subsequently measured at amortised cost, except for derivatives measured at fair value through profit or loss . v. Derecognition of financial assets/liabilities A financial asset shall be derecognised when and only when: (a) The contractual rights to the cash flow from the financial asset expire, or (b) It transfers the contractual rights to receive the cash flows of a financial asset, or it retains the contractual rights to receive the cash flows of a financial asset but assumes a contractual obligation to pay them to one or more recipients . Otherwise, if the risks and rewards of ownership of the financial asset are substantially transferred, the financial asset is derecognised . In the case of unconditional sales, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or a written put option that is deeply out of the money, uses of assets where the transferor does not retain subordinated financing or grant any credit enhancement to the new owners, and other similar cases, the transferred financial asset is derecognised from the Interim Consolidated Statement of Financial Position with simultaneous recognition of any rights or obligations retained or created as a result of the transfer . In the case of sales of financial assets under fixed - price repurchase agreements or using the sale price plus interest of securities lending agreements in which the borrower must return the same or similar assets and in other akin cases, the transferred financial asset is not derecognised from the Interim Consolidated Statements of Financial Position and continues to be measured on the same basis as before the transfer . A financial liability is derecognised when and only when it is extinguished – that is, when the obligation specified in the contract is discharged, cancelled or expired . In the case of loans, the FMC requirements for derecognition apply . See letter o), VIII . vi. Offsetting a financial asset with a financial liability A financial asset and a financial liability shall be offset and presented by their net amount in the Interim Consolidated Statement of Financial Position when, and only when, there is at the moment a legally enforceable right to set off the recognised amounts and an intention to settle the net amount or to realise the asset and settle the liability simultaneously . As of March 31 , 2023 , and 2022 the Bank has no financial asset/liability offsets . i. Financial derivatives and accounting hedges Derivatives are classified as either trading instruments or hedging instruments. The Bank uses financial derivatives for the following purposes: In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 20 iii. i. To provide such instruments to customers who request them to manage their market and credit risks. ii. To use them for the risk management of the proprietary position of the Bank's entities and their assets and liabilities ('hedging derivatives'). To benefit from changes in the value of these derivatives (trading derivatives). Trading derivatives are measured at fair value through profit or loss and are presented as assets/liabilities according to their positive or negative fair value. Derivatives that do not qualify as hedging instruments are accounted for as trading instruments.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and December 31 , 2022 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued The Bank has elected to continue to use the IAS 39 guidelines for hedge accounting. For a financial derivative to be considered a hedging derivative, all the following conditions must be met: 1. To cover one of the following three types of risk: a. Changes in the value of assets and liabilities due to fluctuations in, among other things, inflation (UF), interest rates and/or exchange rates to which the position or balance to be hedged is subject ('fair value hedging'). b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions ('cash flow hedges'). c. The net investment in a foreign operation ('hedge of a net investment in a foreign operation'). 2. To effectively eliminate risks inherent to the hedged item or position for the entire expected term of the hedge, which entails that : a. At the date of arrangement, the hedge is expected, under normal conditions, to be highly effective ('prospective effectiveness') . b. There is sufficient evidence that the hedge was effective during the life of the hedged item or position ('retrospective effectiveness') . 3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank's management of its risks . The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows : a. For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as 'Net income (expense) from financial operations' in the Interim Consolidated Statement of Income . b. For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments and other gains or losses due to fair value changes of the underlying hedged item (attributable to the hedged risk) are recorded in the Interim Consolidated Financial Statement of Income under 'Interest and indexation income' . c. For cash flow hedges, the effective portion of the change in the value of the hedging instrument is recorded in the Interim Consolidated Statements of Other Comprehensive Income in 'Valuation accounts - cash flow hedges' within equity . d. Differences in the valuation of the hedging instrument corresponding to the ineffective portion of cash flow hedging transactions are taken directly to the Interim Consolidated Income Statements in 'Net income from financial operations' . If a derivative designated as a hedge, whether due to termination, ineffectiveness or any other cause, does not meet the above requirements, hedge accounting is discontinued . When 'fair value hedging' is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortised to gain or loss from that date, when applicable . When cash flow hedges are discontinued, the cumulative gain or loss on the hedging instrument recognised in the Interim Consolidated Statements of Other Comprehensive Income in equity 'Valuation Accounts' (while the hedge was effective) continues to be recognised in equity until the hedged transaction occurs . At that time, it is recognised in the Interim Consolidated Statements of Income unless the transaction is not expected to occur, in which case it is recognised immediately in the Consolidated Statements of Income . Embedded derivatives in hybrid financial instruments Embedded derivatives' is a hybrid contract component that simultaneously includes a host contract that is not a derivative and a financial derivative that is not individually transferable . It has the effect that some of the cash flows of the hybrid contract vary in the same way as the embedded derivative would if taken alone . As of March 31 , 2023 , and 2022 , and December 31 , 2022 , Banco Santander - Chile did not hold embedded derivatives in its portfolio . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 21

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and December 31 , 2022 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued j. Fair value of financial assets and liabilities No transaction costs are deducted when financial assets and liabilities are measured at fair value . Assets and liabilities subsequently measured at amortised cost are not required to be measured at fair value . 'Fair value' is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal market at the measurement date under current market conditions (i . e . , an exit price) regardless of whether that price is directly observable or estimated using another valuation technique . Fair value measurement is for a specific asset or liability . Therefore, in measuring fair value, the Bank considers the characteristics of the asset or liability in the same way that market participants would consider in pricing the asset or liability at the measurement date . In addition, the fair value measurement assumes that the transaction of selling the asset or transferring the liability takes place either : (a) in the principal market for the asset or liability or (b) in the absence of a principal market, the most advantageous market for the asset or liability . When there is no market price for a given financial instrument, its fair value is estimated based on the price established in recent transactions involving similar instruments or, in the absence thereof, based on valuation models sufficiently contrasted by the international financial community, considering the specific peculiarities of the instrument to be valued and, in particular, the different types of risk related to the instrument . When valuation techniques are used, they maximise the use of the relevant observable input data and minimise that of unobservable input data . For example, when an asset or a liability measured at fair value has a bid price and an asking price, the price within the bid - ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorised within the fair value hierarchy . Although average prices are allowed as a practical resource to determine the fair value of an asset or a liability, the Bank makes an adjustment (FVA or fair value adjustment) when there is a gap between the purchase and sale price (close - out cost) . All derivatives are recorded in the Interim Consolidated Statements of Financial Position at fair value from the trade date . If their fair value is positive, they shall be recorded as an asset ; if their fair value is negative, they shall be recorded as a liability . In the absence of evidence to the contrary, the trade date's fair value is deemed the transaction price . Changes in the fair value of derivatives from the trade date are recognised with a balancing entry in the Interim Consolidated Income Statements under 'Profit/(loss) on financial assets/liabilities held for trading at fair value through profit or loss' . Specifically, the fair value of financial derivatives included in the trading books is deemed similar to their daily quoted price . If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is calculated using similar methods to those used for over - the - counter (OTC) derivatives . The fair value of OTC derivatives is the sum of the future cash flows stemming from the instrument that have been discounted to the present value at the appraisal date ('present value' or 'theoretical closure') using valuation techniques commonly used by the financial markets : 'net present value' (NPV) and option pricing models, among other methods . Also, within the fair value of derivatives are included the Credit Valuation Adjustment (CVA) and the Debit Valuation Adjustment (DVA), aiming for the fair value of each instrument to include the credit risk of its counterparty and the Bank's own risk . The Counterparty Credit Risk (CVA) is a valuation adjustment to derivatives contracted in non - organised markets as a result of the exposure to counterparty credit risk . The CVA is calculated considering the potential exposure to each counterparty in future periods . The Debit Valuation Adjustment (DVA) is a valuation adjustment similar to CVA but generated by the Bank's credit risk assumed by our counterparties . In the case of derivative instruments contracted with Central Clearing Houses, where the variation margin is contractually defined as a firm and irrevocable payment, this payment is considered part of the derivative's fair value . For loans and advances covered by fair value hedging transactions, changes in their fair value related to the risk or risks covered in these hedging transactions are recorded . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 22

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and December 31 , 2022 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued Equity instruments and contracts related to them must be measured at fair value . Nevertheless, the Bank believes the cost is an appropriate fair value estimate in specific circumstances . This may be necessary, for example, if the recently available information is insufficient to measure the fair value or if a wide range of possible fair value measures exists, and the cost represents the best fair value estimate within that range . Furthermore, the Bank may irrevocably elect to present subsequent changes in the instrument's fair value in other comprehensive income . As of March 31 , 2023 , and 2022 , and December 2022 , no significant investments in listed financial instruments had ceased to be recorded at their quoted market value due to their market being unable to be considered active . The amounts at which financial assets/liabilities are recorded represent, in all material respects, the Bank's maximum exposure to credit risk at each reporting date . The Bank also has collateral and other credit enhancements to mitigate its exposure to credit risk, consisting mainly of mortgages, cash, equity and personal guarantees, leased and rented assets, assets purchased under repurchase agreements, securities lending and credit derivatives . Valuation techniques According to IFRS 13 , a fair value hierarchy is established based on three levels : Level 1 , Level 2 and Level 3 , in which the highest priority is given to quoted prices (unadjusted) in active markets for identical assets and liabilities and the lowest priority to unobservable inputs . Financial instruments at fair value and determined by published prices in active markets (Level 1 ) comprise government bonds, corporate bonds, exchange - traded derivatives, securitised assets, equities, short positions and issued bonds . In cases where quotations cannot be observed, management best estimates what the market would price using its own internal models . In most cases, these internal models use data based on observable market parameters as significant inputs (level 2 ) and sometimes use significant unobservable inputs in market data (level 3 ) . Various techniques are used to estimate it, including extrapolating observable market data . As a result, the most reliable evidence of the fair value of a financial instrument on initial recognition is the transaction price unless the value of that instrument can be derived from other market transactions by the same or a similar instrument or valued using a valuation technique in which the inputs used include only observable market data, mainly interest rates . The main techniques used as of March 31 , 2023 , and 2022 and December 2022 2 by the Bank's internal models to determine the fair value of financial instruments are described below : i. The present method is used in the valuation of financial instruments permitting static hedging (mainly forwards and swaps) . Estimated future cash flows are discounted using the interest rate curves of the related currencies . The interest rate curves are generally observable market data . ii. For the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments the model normally used is the Black - Scholes model . Where appropriate, observable market inputs re used to obtain the bid - offer spread, exchange rates, volatility, correlation indexes and market liquidity . iii. For the valuation of certain financial instruments exposed to interest rate risks, such as interest rate futures, caps and floors, the present (future) value method and the Black - Scholes model (plain vanilla options) are used . The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates . The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, including interest rates, credit risk, exchange rates, the quoted market price of shares and market rates of raw materials, volatility, prepayments and liquidity . In addition, the Bank's management verifies that the valuation models do not incorporate significant subjectivity, as these methodologies can be adjusted and calibrated through internal calculations of fair value and subsequent comparison with the corresponding actively traded price . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 23

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and December 31, 2022

NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued

The Bank has developed a formal process for the systematic valuation and management of financial instruments, implemented in all units included in the scope of consolidation. The governance structure of this process distributes responsibilities between two separate divisions: Treasury (responsible for the development, marketing and daily management of financial products and market data) and Market Risks (responsible for the periodic validation of valuation models and market data, the process of calculating risk metrics, policies for approving new transactions, market risk management and the implementation of valuation adjustment policies).

Approving a new product involves several steps (application, development, validation, integration into corporate systems and quality review) before production. This process ensures the rating systems are properly reviewed and stable before use.

Details of the most significant derivative products and families, together with their respective valuation techniques and inputs, by type of asset, are set out under Note 44 'Fair value of financial assets and liabilities' in the present Interim Consolidated Financial Statements.

k. Fixed assets

This category includes the number of buildings, land, furniture, vehicles, computer hardware and other fixed assets owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i. Fixed assets (property, plant and equipment) for own use

Fixed assets (Property, plant, and equipment) for own use include but are not limited to tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties intended to be held for continuing own use, and tangible assets acquired under finance leases. Accordingly, these assets are presented at the acquisition cost to which the related accumulated depreciation is subtracted along with, if applicable, any impairment loss resulting from comparing the net value of each item to the respective recoverable amount.

Depreciation is calculated using the straight-line method over the acquisition cost of assets minus their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and is not subject to depreciation. The Bank applies the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful Life (Months)
Land	-
Paintings and works of art	-
Carpets and curtains	36
Computers and Hardware	36
Vehicles	36
ATMs and teleconsultations	60
Other machines and equipment	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Other installations	120
Buildings	1,200

At each reporting period, the consolidated entities assess whether there is any indicator that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the asset's carrying amount is reduced to its recoverable amount. Future depreciation charges are adjusted under the revised carrying amount and to the new remaining useful life.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 24

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and December 31 , 2022 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued Likewise, the estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes . If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Interim Consolidated Statement of Income in future years based on the new useful lives . Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred . ii. Assets leased out under operating leases The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record their impairment loss, are the same criteria as those for property, plant and equipment held for own use . l. Leases At the contract's creation, the Bank assesses whether it contains a lease . A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for compensation . To assess whether a contract conveys the right to control the use of an identified asset, the Bank assesses whether : The contract involves using an identified asset. This may be specified explicitly or implicitly and should be physically distinct. The asset is not identified if the supplier has a significant substitution right. The Bank has the right to obtain all the economic benefits from using the asset throughout the contract's duration. The Bank has the right to direct the use of the asset – this is the decision - making purpose for which the asset is used. a. As a lessee The Bank recognises a right - of - use asset and a lease liability at the starting date of the lease according to the IFRS 16 'Leases' . The Bank's main contracts are with its related offices and branches necessary to undertake its activities . In the beginning, the right - of - use asset is equal to the lease liability . It is calculated as the present value of the lease payments, which are discounted using the Bank's incremental interest rate at the starting date and considering each contract's duration . The average incremental interest rate is 1 . 61% . Subsequently, the asset is straight - line depreciated according to the contract's duration, and the financial liability is amortised in terms of the monthly payments . The financial interest is charged to net interest income, and the depreciation is charged to the depreciation expense of each financial year . The lease's term encompasses non - cancellable periods stipulated within each contract . In the case of a lease contract with indefinite duration, the Bank has determined to assign a span equal to the longest of the non - cancellable period of its lease contracts . Contracts with a non - cancellable period of 12 months or less are treated as short - term leases . Therefore, the related payments are recorded as straight - line expenses . Any change in the lease term or rent is treated as a new measurement of the lease . In the initial measurement, the Bank measures the right - of - use asset at cost . The rent of the lease contracts is agreed in UF and payable in Chilean pesos . According to Circular No 3649 of the FMC, the monthly UF variation that affects all contracts established in such monetary units should be treated as a new measurement . Therefore, readjustments should be recognised as an amendment to the obligation, and in parallel, the amount of the related asset should be adjusted . The Bank has not entered into lease agreements with guarantee clauses for residual value or variable lease payments . b. As a lessor In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 25

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and December 31, 2022 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued When the Bank acts as a lessor, it first determines if the process corresponds to a financial or operating lease . To do this, the Bank evaluates whether it has substantially transferred all the risks and benefits of the asset . In the affirmative case, it corresponds to a financial lease . Otherwise, it is an operating lease . The Bank recognises lease rentals received on a straight - line income basis over the lease term. c. Third - party financing The sum of present values of the lease payments receivable from the lessee are recognised as loans with third parties under 'loans and accounts receivable from customers' in the Interim Consolidated Statements of Financial Position . This includes the price of the lessee's right - to - call option by the end of the lease term when it is reasonably certain that the lessee will exercise said right . The financial income and expense derived from these contracts are recorded in the Interim Consolidated Income Statements under 'Interest income' and 'Interest expense', respectively, to achieve a constant return rate over the lease term . Factoring transactions Factored receivables are valued at the amount disbursed by the Bank in exchange for invoices or other commercial instruments representing the credit the transferor assigns to the Bank . The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Interim Consolidated Statement of Income using the effective interest method over the financing period . When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment . m. Intangible assets Intangible assets are non - monetary assets (identifiable separately from other assets) without physical substance arising from legal or contractual rights . The Bank recognises an intangible asset, whether purchased or self - created (at cost) when the asset's cost can be measured reliably, and the future economic benefits attributable to the asset are expected to flow into the Bank . To calculate intangible assets, they are recorded initially at their acquisition or production cost, from which the accumulated amortisation and accumulated impairment loss are subtracted . Internally developed computer software is recorded as an intangible asset if, among other requirements (primarily the Bank's ability to use or sell it), it can be identified, and its ability to generate future economic benefits can be demonstrated . Intangible assets are amortised linearly based on their estimated useful life, which has been defined by default at 36 months and can be modified if the extent to which the Bank will benefit from its use for a different period than the mentioned above is demonstrated . Expenditure on research activities is recorded as the expense incurred in the year and cannot be subsequently capitalised. n. Non - current assets held for sale Non - current assets held for sale and discontinued operations Per the IFRS 5 , 'Non - current assets held for sale and discontinued operations', a non - current asset is classified as held for sale if its carrying amount will be recovered mainly through a sale transaction rather than through continued use . The asset must meet the following requirements to apply the above classification: - It must be available in its current conditions for immediate sale, and selling must be highly probable. In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 26

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and December 31, 2022 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued - For it to be highly probable, the appropriate management level must be engaged in a plan to sell the asset (or group of assets for its disposal) . Also, a program to find a buyer and the completion of said purchase must have been actively initiated . - Furthermore, the sale should be expected to qualify for recognition as a completed sale within one year of the classification date . Assets classified as such shall be measured at the lower carrying amount or fair value with fewer selling costs. Assets received or awarded in lieu of payment All assets received or awarded as loan payments and accounts receivable from clients are recorded – in the case of dation in payment – at a price agreed between the parties or, conversely, in those cases in which there is no agreement between the parties, at the amount at which the Bank is awarded such assets in a judicial auction . In both cases, an independent assessment of the market value of the goods is determined based on the state in which they are acquired . If there is an excess of loan receivables over the fair value of the goods received or foreclosed in payment when the selling cost is subtracted, they are recognised in the Interim Consolidated Income Statements under 'Provision for credit risk' . These goods are subsequently valued at the lower amount between the initially recorded figure and the net realisable value, which corresponds to their fair value (liquidation value determined through an independent appraisal) minus their respective costs of sale . The differences between the two are recognised in the Interim Consolidated Income Statements under 'Other operating expenses' . At the end of each year, the Bank conducts an analysis to review the cost of sale of assets received or foreclosed in payment, which is then applied from that date onwards and into the following year . In December 2022 , the average cost was estimated at 5 . 8 % of the appraised value ( 4 . 0 % as of December 31 , 2021 ) . In addition, a review of the appraisals (independent) is carried out every 18 months to adjust the fair value of the assets . These assets are generally estimated to be disposed of within one year from the award date . Under article 84 of the General Banking Law, assets not sold within this period are penalised through a single instalment . On March 25 , 2021 , the FMC issued Circular No 2247 granting an additional 18 months for the disposal of all assets that financial institutions have received in payment or are awarded between March 1 , 2019 , and December 31 , 2021 , also allowing these assets' write - off to be made in instalments proportional to the number of months between the date of their receipt and that set by the Bank for their disposal . o. Income and expense recognition The most important criteria used by the Bank to recognise its revenues and expenses are summarised as follows: i. Interest revenue, interest expense, and similar items Interest income, interest expense and similar items are recognised on an accrual basis using the effective interest rate method . Nevertheless, the Bank ceases to recognise income on an accrual basis when a loan or one of its instalments is 90 days overdue . This means that interest, adjustments or commissions are not recognised in the Interim Consolidated Income Statement unless received . These interest and readjustments are generally referred to as 'suspended' and are recorded in memorandum accounts, which do not form part of the Interim Consolidated Statements of Financial Position but are reported as part of the supplementary information therein (Note 30 and 31 ) . Interest incomes of previous 'transactions with suspended accrual' are only recognised again when the debtor is up to date with its obligations . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 27

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and December 31, 2022 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued ii. Commissions, fees and similar items Fee and commission income and expenses are recognised in the Interim Consolidated Income Statements using the criteria set out in IFRS 15 , 'Revenue from contracts with customers' . Under IFRS 15 , 'Revenue from contracts with customers', the Bank recognises revenue when it satisfies its performance obligations by transferring the service (an asset) to the customer . Under this definition, an asset is transferred when the customer obtains control over the asset . The Bank considers the contractual terms and its traditional business practices for determining the transfer price . The transfer price is the amount of compensation the entity expects to be entitled in order to transfer committed goods and services to the customer, excluding amounts collected on behalf of third parties . The Bank consistently applies the recognition method for each performance obligation, whether it satisfies the performance obligation over time or satisfies the performance obligation at a specific point in time . The main income arising from commissions, fees, and similar items are: Credit prepayment fees, which include fees related to customer prepayments of credit operations. Fees and commissions on loans with letters of credit, which comprise fees and commissions related to granting loans with letters of credit. Credit line and overdraft fees, which refer to fees accrued during the year to grant credit lines and current account overdrafts. Fees for guarantees and letters of credit, which include fees accrued during the year to grant payment guarantees for real or contingent third - party obligations. Card service fees. These refer to fees earned and accrued for the year related to credit, debit and other cards. Account administration fees. These comprise fees incurred to maintain current, savings and other accounts. Fees and commissions for collections and payments, which include fees and commission income generated by the Bank's collections and payment services. Commissions for brokerage and handling securities, which refer to income from commissions generated on brokerage, placements, administration, and custody of securities. Remuneration for the administration of mutual funds, investment funds or others, which comprises commissions from fund management companies separated by type of client (natural or legal person). Insurance intermediation and consultancy fees, which include income generated through insurance sales, separated by the type of insurance brokered. Fees for financial leasing transaction services, which refers to those financial leasing services in which the Bank acts as a lessor. Securitisation fees, which include fees for securitisation services. Fees for financial advisory services, which comprise those involved in advisory services concerning the issuance and placement of financial instruments, restructuring and funding financial liabilities, sale and purchase of companies, and others. Other commissions earned, which include income generated by currency exchanges, issuing demand vouchers and guarantee slips, trust commissions, foreign trade operations, student loan administration, and other services. Commission expenses comprise: Card transaction fees, which involve commissions generated by credit cards, debit cards and the provision of funds related to the income generated from card service fees. Card brand licence fees. These are fees paid to the main card brands: credit, debit and provision of funds. Other fees for services linked to the credit card system and cards with the provision of funds. In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 28

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and December 31, 2022 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued Expenses for loyalty and merit programme obligations for card customers. They refer to expenses related to customer benefit programmes related to the use of cards. Fees for securities transactions. They comprise fees for deposit, safekeeping and brokerage of securities, investments in mutual funds, stock exchanges, central counterparty and market infrastructure services. Other fees for services received. They include securities services, foreign trade, correspondent banking, ATMs and wire transfer fees. Fees for clearing high - value payments, which include fees to ComBanc, CCLV, etc. The relationship between the segment note and the disaggregated income is presented in Note 32 Commissions. The Bank maintains loyalty programmes linked to its credit card services, which under IFRS 15 'Revenue from contracts with customers', have the necessary provisions to meet the delivery of committed performance obligations to come. Such obligations are settled immediately upon incurrence. iii. Non - financial income and expenses They are recognised under the criteria established in IFRS 15, 'Revenue from contracts with customers', identifying the performance obligation and when they are satisfied (accrued). iv. Commissions in the formalisation of loans Financial fees and commissions arising on the origination of loans, mainly origination or arrangement fees and information fees, are accrued and recognised in the Interim Consolidated Statements of Income over the life of the loan. p. Provisions for credit risk on loans and receivables and contingent liabilities The Bank permanently evaluates the entire portfolio of loans and contingent credits, as established by the FMC, to promptly create sufficient provisions to cover the expected loss linked with the debtors' characteristics and credits based on payment and subsequent recovery . The Bank uses the following models established by the FMC and approved by the Board of Directors to assess its loan and contingent loan portfolio : Individual assessment of debtors – This applies to debtors recognised as individually significant, that is, with substantial levels of debt, and to those who, even if not significant, are not able to be classified in a group of financial assets with similar credit risk characteristics, and which, due to their size, complexity or level of exposure, require detailed analysis . Group assessment of obligors - Group assessments are relevant for residential mortgage and consumer credit exposures, in addition to commercial student credit exposures and exposures to obligors that simultaneously meet the following conditions : i. The Bank has an aggregate exposure to the same counterparty of less than UF 20 , 000 . The aggregate exposure is considered the gross of provisions or other mitigants and includes housing mortgages in its calculation . Concerning off - balance sheet items (contingent claims), the gross amount is calculated by applying the credit translation factors defined in Chapter B - 3 of the Compendium of Accounting Standards for Banks . ii. Each aggregate exposure to a single counterparty does not exceed 0 . 2 % of the total portfolio related to the group - rated loans . Group assessments are suitable for dealing with many transactions with low individual amounts and involving individuals or small companies . The Bank groups debtors with similar credit risk characteristics by associating each group with a certain probability of non - performing and a recovery rate based on a substantiated historical analysis . To this end, the Bank implemented the standard model for mortgage and commercial loans and the internal model for consumer loans . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 29

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and December 31, 2022

NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued

I. Allowances for individual assessments

The individual assessment of trade debtors is necessary, as established by the FMC, in the case of companies that require detailed knowledge and analysis due to their size, complexity, or level of exposure to the entity.
The analysis of debtors focuses firstly on their credit quality. Then, it classifies them in the risk category corresponding to the debtor and their respective credit operations and contingent credits after assigning them to one of the three portfolio statuses: Standard, Substandard and Impaired. The risk factors used in the allocation are the industry or sector, business situation, partners and management, their financial situation and ability to pay, and payment behaviour.

The portfolio categories and their definitions are as follows:

i. Normal Portfolio includes debtors with a payment ability to meet their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.
ii. Substandard Portfolio includes debtors with financial difficulties or significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.
iii. Impaired Portfolio includes debtors and loans in which repayment is considered remote, with a reduced or no likelihood of repayment. This portfolio includes debtors who have stopped paying their loans or that indicate that they will stop paying, as well as those who require forced debt restructuration, reducing the obligation or delaying the term of the capital or interest and any other debtor who is overdue by 90 days or more in their payment of interest or capital. The classifications assigned to this portfolio are categories from C1 to C6.

Normal and Substandard Compliance Portfolio

As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance and severity, which result in the expected loss percentages:

Portfolio	Debtor's Category	Probability of Non-Performance (%)	Severity (%)	Expected Loss (%)
Normal Portfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 30

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and December 31, 2022

NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued

The first step to determine the number of provisions is to assess the affected exposure. This comprises the book value of loans plus contingent credits minus the amounts feasible to recover through activating the financial or real guarantees covering the operations. Then, the respective loss percentages are applied to this exposure result. In the case of collateral, the Bank must demonstrate that the value assigned to the deduction reasonably reflects the value realised at the disposal of the assets or equity instruments. If the debtor's credit risk is substituted for the guarantor's credit quality, this methodology will only apply if the guarantor or surety is an entity qualified in a category similar to the investment grade of a local or international rating agency recognised by the FMC.

Under no circumstances guaranteed securities may be deducted from the exposure amount. Only financial guarantees and collateral can be considered.
Notwithstanding the above, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the normal portfolio.

Non-performing Portfolio

The impaired portfolio includes all loans and 100% of the value of contingent loans of the debtors overdue by 90 days or more on the payment of interest or principal of any loan at the end of the month. It also includes debtors who have been granted a loan to refinance loans overdue by 60 days or more and debtors who have undergone forced restructuring or partial debt forgiveness.

The impaired portfolio excludes: a) residential mortgage loans, with payments overdue less than 90 days; and b) loans to finance higher education according to Law No 20,027, provided the breach conditions outlined in Circular No 3454 of December 10, 2008, are not fulfilled.

The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, adjusting for amounts recoverable through available financial guarantees and deducting the present value of recoveries made through collection services after the related expenses.

Once the expected loss range is determined, the related allowance rate is applied over the exposure amount, including loans and contingent loans related to the debtor.

The allowance rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	Between 3% and 20%	10%
C3	Between 20% and 30%	25%
C4	Between 30% and 50%	40%
C5	Between 50% and 80%	65%
C6	More than 80%	90%

All the obligor's loans are maintained in the impaired portfolio until its payment ability is normalised, notwithstanding the charge-off of each particular credit that meets Title II of Chapter B-2 of the CASB. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met:

i. The debtor has no obligations overdue with the Bank by 30 days or more.
ii. The debtor has not been granted loans to pay its obligations.
iii. At least one of the payments includes the amortisation of capital.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 31

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and December 31 , 2022 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued iv. If the debtor has made partial loan payments in the last six months, two payments must already be made. v. Four consecutive instalments have been made if the debtor must pay monthly instalments for one or more loans. vi. The debtor does not appear to have bad debts in the information provided by the FMC, except for insignificant amounts. II. Allowances for group assessments Group assessments are relevant for residential mortgage and consumer credit exposures, in addition to commercial student credit exposures and debtor exposures that simultaneously meet the following conditions : i. The Bank has an aggregate exposure (the exposure on the same Business Group at a consolidated level) to the same counterparty of less than UF 20 , 000 . The aggregate exposure is considered the gross of provisions or other mitigants and includes housing mortgages in its calculation . Concerning off - balance sheet items (contingent claims), the gross amount is calculated by applying the credit translation factors defined in Chapter B - 3 of the Compendium of Accounting Standards for Banks . ii. Each aggregate exposure to a single counterparty does not exceed 0 . 2 % of the total portfolio related to the group - rated loans . To determine provisions, group assessments require the creation of groups of loans with homogeneous qualities in terms of the type of debtors and agreed on conditions to establish, using technically sound estimates and prudential criteria, both the payment behaviour of the group and the recoveries of its non - performing loans . This is done using a model based on the characteristics of debtors, payment history, outstanding loans and delinquency, among other relevant factors . The Bank uses credit risk methodologies based on internal and/or standard models to estimate provisions for the group - assessed portfolio, including commercial loans for debtors not individually assessed, housing loans and consumer loans (including instalment loans, credit cards and overdraft facilities) . This methodology helps to independently identify the portfolio's performance one year ahead and determine the provision necessary to cover one year's loss from the balance sheet date . Customers are segmented according to their internal and external characteristics into groups or profiles to differentiate the risk of each portfolio in a more appropriate and orderly manner (customer - portfolio model) ; this is known as the profiling method . The profiling method is based on a statistical construction method, constituting a relationship through a logistic regression between variables such as delinquency, external behaviour, socio - demographic variables, and a response variable that determines the customer's risk . In this case, delinquency is equal to or greater than 90 days . Hence, common profiles are established and assigned a Probability of Non - Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV) . Therefore, once the customers have been profiled and the loan's profile assigned a PNP and a SEV, the exposure at default (EXP) is calculated . This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, minus any amount that can be recovered by activating guarantees (for credits other than consumer loans) . Notwithstanding the above, in establishing provisions related to mortgage and commercial loans, the Bank must recognise minimum provisions according to standard methods established by the FMC for those types of loans . While this is considered a conservative minimum base, it does not relieve the Bank of its responsibility to have its own methodologies for determining adequate provisions to protect the portfolio's credit risk . Provisions must be made considering the higher value obtained between the standardised and internal methods . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 32

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2023, and 2022, and December 31, 2022

NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued

Standard method of group portfolio provisioning

i. Mortgage portfolio

Following the CASB, the Bank applies the standard provisioning method for residential mortgages. Under this method, the expected loss factor applicable to the number of residential mortgage loans will depend on the delinquency of each loan and the ratio, at the end of each month, between the outstanding principal amount of each loan and the value of the mortgage collateral (LTV) that protects it.

The relevant provisioning factor according to delinquency and LTV is as follows:

LTV Range	Days past due at month-end	0	1-29	30-59	60-89	Non-performing portfolio
LTV ≤ 40%	PNP (%)	1.0916	21.3407	46.0536	75.1614	100
	SEV (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EXP (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40% < LTV ≤ 80%	PNP (%)	1.9158	27.4332	52.0824	78.9511	100
	SEV (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EXP (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80% < LTV ≤ 90%	PNP (%)	2.5150	27.9300	52.5800	79.6952	100
	SEV (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	EXP (%)	0.5421	6.0496	11.5255	17.6390	22.2310
LTV > 90%	PNP (%)	2.7400	28.4300	53.0800	80.3677	100
	SEV (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	EXP (%)	0.7453	8.2532	15.7064	24.2355	30.2436

LTV= (Loan-to-Value Ratio) unpaid loan principal/value of the mortgage collateral.

This standardised approach will also be applied to residential leasing transactions, following the same criteria described above and considering the leased asset value equivalent to the amount of the mortgage collateral.

If the same debtor holds more than one residential mortgage loan with the Bank and one is overdue by 90 days or more, all the loans will be assigned to the non-performing portfolio, with provisions calculated for each according to their respective LTV percentages.

In the case of housing mortgage loans linked to housing and subsidy programmes of the State of Chile, provided that they are contractually covered by the auction insurance supplied by the latter, the provisioning percentage may be weighted by the loss mitigation (LM) factor, which depends on the LTV percentage and the value of the house in the deed of sale (V). Therefore, the LM factors to be applied to the corresponding provisioning percentage are presented in the table below:

Loss mitigation (LM) factor for loans with state auction insurance		
LTV Range	Segment V: Deeded house price (UF)	
	V<1,000	1,000< V <= 2,000
LTV <= 40%	100	
40% < LTV <= 80%		
80% < LTV <=90%	95	96
LTV > 90%	84	89

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 33

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and December 31 , 2022 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued ii. Commercial portfolio Following the CASB, the Bank applies the standard model of provisions for commercial loans in the group portfolio, depending on whether it corresponds to commercial leasing, student loans or other commercial loans . Before implementing the standard method, the Bank used internal models to determine group business provisions . a. Commercial leasing operations The provision factor must be applied to the current value of commercial leasing operations (including the call option) for these operations . Therefore, it will depend on the delinquency of each operation, the type of leased asset and the relationship, at the closing of each month, between the current value of each operation and the value of the leased asset (PVB), as indicated in the following tables : In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 34 Probability of Non - Performance (PNP) applicable according to delinquency and type of asset (%) Type of asset Days past due at the end of the month Non - real estate Real estate 1.61 0.79 0 12.02 7.94 1 - 29 40.88 28.76 30 - 59 69.38 58.76 60 - 89 100.00 100.00 Non - performing portfolio Severity (SEV) applicable by PVB range and type of asset (%) Non - real estate Real estate PVB range (*) 18.2 0.05 PVB ≤ 40% 57.00 0.05 40% < PVB ≤ 50% 68.40 5.10 50% < PVB ≤ 80% 75.10 23.20 80% < PVB ≤ 90% 78.90 36.20 PVB > 90% (*) PVB= Current value of operation/leased asset value The PVB ratio will be determined considering the appraisal value, expressed in UF for real estate and Pesos for non - real estate, recorded at the time of granting the respective credit, considering any situations that may be causing pricing rises of the asset at that time . b. Student loans For these operations, the provision factor should be applied to the student loan and the exposure of the contingent credit, when applicable . The determination of this factor depends on the type of student loan and the enforceability of the payment of capital or interest at the end of each month . Where payment is due, the factor will also depend on the delinquency of the payment . For the loan classification, a distinction is made between those granted for financing higher studies under Law No 20 , 027 (CAE) and, on the other hand, the CORFO guarantee credits or other student loans .

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and December 31, 2022

NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued

Probability of Non-Performance (PNP) according to enforceability, delinquency and type of loan (%)			
Presents payment enforceability or interest at the end of the month	Days past due at the end of the month	Type of student loan	
		CAE	CORFO and others
Yes	0	5.20	2.90
	1-29	37.20	15.00
	30-59	59.00	43.40
	60-89	72.80	71.90
	Non-performing portfolio	100.00	100.00
No	N/A	41.60	16.50

Probability of Non-Performance (PNP) applicable by PVB range and type of asset (%)		
Presents payment enforceability or interest at month-end.	Type of student loan	
	CAE	CORFO and others
Yes	70.90	
No	50.30	45.80

c. Generic commercial loans and factoring

For factoring transactions and other commercial loans, the provisioning factor, applicable to the amount of the loan and the contingent credit exposure, will depend on the delinquency of each transaction and the ratio at the end of each month between the debtor's obligations to the Bank and the value of the collateral (PTVG) securing them, as indicated in the following tables:

Probability of Non-Performance (PNP) applicable according to delinquency and PTVG range (%)			
Days past due at month-end	Guaranteed		
	PTVG ≤ 100%	PTVG > 100%	Not guarantee
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Non-performing portfolio	100.00	100.00	100.00

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 35

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and December 31, 2022

NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued

Severity (SEV) applied according to PTVG range (%)			
Guarantee (with/without)	**PTVG Range**	**Factoring and other commercial loans without responsibility**	**Factoring with responsibility**
Guaranteed	**PTVG ≤ 60%**	5.00	3.20
	60% < PTVG ≤ 75%	20.30	12.80
	75% < PTVG ≤ 90%	32.20	20.30
	90% < PTVG	43.00	27.10
Not guarantee		56.90	35.90

The guarantees used to calculate the PTVG ratio of this method may be of a specific or general nature. However, a guarantee can only be considered if, according to the respective coverage clauses, it was set in the first degree of preference in favour of the Bank and only guarantees the debtor's credits concerning which it is attributed (not shared with other debtors).

The invoices assigned in the factoring operations, or the guarantees linked to mortgage loans, regardless of their coverage clauses, will not be considered in the calculation.

The following considerations must be taken into account when calculating the PTVG ratio:

i. Transactions with specific guarantees: those in which the debtor provided specific guarantees for generic commercial loans and factoring. The PTVG ratio is calculated separately for each secured transaction as the division between the loan amount and the contingent credit exposure over the value of the collateral securing it.

ii. Transactions with general guarantees: when the debtor is granted general or general and specific guarantees, the Bank calculates the corresponding PTVG jointly for all generic commercial loans, factoring and operations not contemplated in the above paragraph i), as the division between the sum of the amounts of loans and contingent credit exposures over the general or specific guarantees that, according to the scope of the remaining hedge clauses, protect the credits considered in the numerator of the aforementioned ratio.

The amounts of collateral used in the PTVG ratio in (i) and (ii) should be determined according to the:

- The guarantee's last valuation, whether through its appraisal or fair value, according to the type of guarantee. The criteria in Chapters 7-12 of the Updated Collection of Standards should be considered to determine fair value.
- Possible situations that could be causing temporary increases in the values of the guarantees.
- Limitations on the amount of coverage established in their respective clauses.

III. Provisions for contingent credits

Contingent credits are transactions or commitments in which the Bank assumes a credit risk and, at the possibility of a future event, the obligation vis-à-vis third parties to make a payment or disbursement to be recovered from its customers.

To calculate the provisions as indicated in Chapter B-1 of the CASB, the amount of exposure to be considered shall be equal to the percentage of the contingent claim amounts indicated below:

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 36

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and December 31, 2022

NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued

Type of loan	Credit Translation Factors (FCC)
Immediately repayable unrestricted credit lines	10%
Contingent credits linked to CAE	15%
Letters of credit for goods movement operations	20%
Other unrestricted credit lines	40%
Debt purchase commitments in local currencies abroad	50%
Transactions related to contingent events	50%
Guarantees and sureties	100%
Other credit commitments	100%
Other contingent credits	100%

In the case of transactions with clients with non-performing loans, such exposure shall always equal 100% of their contingent credits.

IV. Guarantees and credit enhancements

Guarantees are only considered in calculating provisions when they are legally established and when the conditions allowing their eventual activation or settlement in the Bank's favour are met.

Collateral valuation (mortgages or pledges) reflects the net cash flow obtained from selling goods or equity instruments, or from capital minus estimated expenses in the event of a debtor's non-performance.

For mortgages and pledges on goods, the Bank undertakes analyses highlighting the relationship between the prices obtained in an eventual settlement and their appraisal or foreclosure values. Nevertheless, the valuations of mortgages and other goods received are based on valuations carried out by independent professionals, while maintenance and transaction costs are based on historical data from at least three years prior. The Bank has the necessary collateral revaluation policies in place.

Financial guarantees, measured through fair value adjustments, may only be deducted from credit risk exposures when provided to secure the performance of the credits concerned. The adjusted fair value is obtained by applying the interest rate and currency volatility discount factors established by the FMC and subtracting settlement costs.

Determining provisions in the case of leased assets considers the value obtained on the disposal of the leased assets, considering the impairment that these may present, and the expenses related to their redemption and liquidation or eventual relocation.

Determining provisions for factoring loans considers that the counterparty is the assignor of the documents endorsed to the Bank when the factoring is with liability and the debtor when the assignment is without liability of the assignor.

V. Additional provisions

According to FMC regulation, banks can establish provisions over the already described limits to protect themselves from the risk of non-predictable economic fluctuations that could affect the macroeconomic environment or a specific economic sector. As set out in number 9 of Chapter B-1 of the CASB of the FMC, these provisions shall be reported on the liability side in the same way as provisions on contingent claims.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 37

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and December 31 , 2022 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued VI. Provisions related to financing with FOGAPE guarantee Covid - 19 The FMC requested the determination of specific provisions for loans secured by the FOGAPE Covid - 19 guarantee, for which the expected loss must be determined . This is done by estimating the risk of each transaction, dismissing the guarantor's credit quality substitution, and following the appropriate individual or group analysis method per the clauses of the CASB Chapter B - 1 . This calculation must be made on an aggregate basis, grouping all transactions to which the same deductible percentage is applicable . Hence, the total expected loss resulting from the aggregate calculation of each transaction group must be compared with the total deductible corresponding to them . When the expected loss of the transactions of a group with the same deductible percentage is determined to be equal to or less than the aggregate deductible, the provisions are set without considering the FOGAPE Covid - 19 hedge, that is, without replacing the creditworthiness of the direct debtor for that of the guarantor . When they surpass the aggregate deductible, the provisions shall be determined using the substitution method set out in the CASB paragraph 4 . 1 (a) of Chapter B - 1 and shall be recognised in accounts separate from commercial, consumer and housing provisions. VII. Impaired receivables and suspension of accrual The impaired portfolio, in the case of individual assessments, comprises loans classified in the 'non - performing portfolio' plus categories B 3 and B 4 of the 'substandard portfolio' . For group assessment, it comprises loans in the 'non - performing portfolio' . The Bank ceases to recognise income on an accrual basis in the Interim Consolidated Statement of Income when the loan or one of its instalments is 90 days overdue . From the date interest is suspended until they are no longer impaired, loans shall not be credited with interest, adjustments or fees in the Interim Consolidated Statement of Financial Position . No income from such loans shall be recognised unless duly received in the Interim Consolidated Statement of Income . VIII. Charge - offs As a general rule, charge - offs should be applied when the contractual rights to the cash flows expire. The charge - offs in question refer to the derecognition in the Interim Consolidated Statement of Financial Position of the assets corresponding to the respective transaction, including that part which may not be overdue in the case of a loan payable in instalments or a leasing transaction (there are no partial charge - offs) . This includes overdue, past - due and current instalments, with the term corresponding to the time elapsed since the date on which payment of all or part of the obligation is in delinquency . Charge - offs are always booked against the credit risk provisions set up under Chapter B - 1 of the CASB, regardless of the reason for the charge - off . Charge - offs should be carried out in the following circumstances, whichever occurs first: a. Based on all available information, the Bank concludes that it will not obtain flows from the loans recorded on the asset. b. When an unencumbered claim is 90 days old since it was registered as an asset. c. Upon expiry of the statute of limitations for actions to claim collection through an enforceable judgment or at the time of the rejection or abandonment of the enforcement of the title by an enforceable court decision. d. When the period of arrears of a transaction reaches the time limit for charge - offs set out below: In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 38

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and December 31, 2022

NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued

Type of loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

IX. Recovery of loans previously charged off and accounts receivable from customers

Subsequent payments on charge-off transactions shall be recognised in profit or loss as recoveries of impaired loan receivables.

When there are recoveries in terms of goods, the income is recognised as the amount by which they are incorporated into the asset under the provisions of the Chapter on Goods and received or awarded in payment of obligations.

The same approach is followed if the leased goods are recovered after a leased transaction is charged off when such goods are returned to the asset.

q. Impairment of financial assets other than loans and receivables and contingent liabilities

The Bank applies IFRS 9 'Financial Instruments' to determine the impairment of financial assets measured at fair value through other comprehensive income and financial assets at the amortised cost other than loans and contingent receivables.

The expected credit loss is generally estimated as the difference between all contractual cash flows recovered under the contract. All cash flows expected to be received are discounted at the effective interest rate originated.

This model uses a dual measurement approach in which the impairment provision is measured as follows:

- Credit loss expected at 12 months: it represents expected credit losses arising from default events on a financial instrument that may arise within 12 months from the reporting date.
- Lifetime expected credit loss: it represents the expected credit losses arising from default events over the expected life of a financial instrument.

At each reporting date, an entity must measure the provision at an amount equal to the 'lifetime expected credit loss' if the credit risk on that financial instrument has increased significantly since initial recognition. Otherwise, if the credit risk of a financial instrument has not increased significantly at the reporting date since initial recognition, an entity shall measure the loss allowance for that financial instrument at an amount equal to 'expected credit loss over the next 12 months'.

When making such an assessment, an entity compares the default risk of a financial instrument at the reporting date with that of its initial recognition as well as considering reasonable and tenable information made available without unnecessary cost or effort, indicating the growth of credit risk since its initial recognition (on a group or individual basis). Based on changes in credit quality, IFRS 9 describes a 'three-step' impairment model according to the following diagram:

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 39

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and December 31, 2022

NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued

Change in credit quality since initial recognition		
Phase 1	**Phase 2**	**Phase 3**
Initial recognition	Significant increase in credit risk since initial recognition	Credit-impaired assets
Credit loss expected in 12 months	Lifetime credit loss	Lifetime credit loss

Reasonable and tenable information refers to information readily available at the reporting date without unreasonable cost or effort, including information about past events, current conditions and forecasts of future economic conditions. When contractual payments are overdue by 30 days or more, the Bank considers that the credit risk of a financial asset has increased significantly, but this is not the only indicator.

Measurement of expected credit loss

Expected credit loss estimates the weighted probability of credit losses over the financial instrument's expected life, that is, the present value of all cash shortfalls. The three components of the measurement of expected credit loss are:

PD: The probability of default estimates the probability of non-performance over a given time frame.
LGD: Loss-given default is an estimate accounting for the loss that could occur in the event of a default at a given time.
EAD: Exposure at default is an estimate of the exposure at a future date of non-performance, considering expected exposure changes after the reporting date, including repayments of principal and interest, whether contractually scheduled or otherwise, and interest on defaults.
Collateral and other credit enhancements are considered to measure expected credit loss.

The Bank considers that if contractual payments are overdue by 30 days or more, the credit risk has increased significantly since the initial credit recognition, but this is not an absolute indicator.

Recognition of expected credit loss

An entity shall recognise in its financial results a gain or loss caused by value impairment as the amount of the expected credit loss (or reversals) by which the value is adjusted given the losses that have occurred by the reporting date to capture the amount that requires recognition accurately.

For assets measured at fair value through other comprehensive income, the book value of the instruments is understood as the fair value. Therefore, the recognition of impairment does not affect the carrying amount of such instruments and is reflected as a movement between other comprehensive income (a deduction from fair value) and the Interim Consolidated Statements of Income at each reporting date.

In the case of assets measured at amortised cost, impairment is presented through a supplementary account that reduces the asset's value.

r. Impairment of non-financial assets

The Bank's non-financial assets are reviewed at each reporting date of the Interim Consolidated Financial Statements for indications of impairment (i.e., when the carrying amount exceeds the recoverable amount). If such indications exist, the asset's recoverable amount is estimated to determine the extent of the impairment loss.

The recoverable amount is the higher of fair values minus disposal costs and value in use. In assessing value in use, estimates of cash inflows or outflows shall be discounted to present value using the pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks for which estimates of future cash flows have not been adjusted.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 40

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and December 31 , 2022 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued If the recoverable amount of an asset is estimated to be lower than its carrying amount, it is written down as its recoverable amount . The impairment loss is immediately recognised as profit or loss in the period's results . Concerning other assets, impairment loss recognised in prior periods is assessed at each reporting date for any indication that the loss has decreased and should be reversed . The increased carrying amount of an asset, other than goodwill attributable to a reversal of an impairment loss, shall not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years . Loss for goodwill impairment recognised through capital gains is not reversed . s. Provisions, contingent assets and liabilities Provisions are liabilities whose amount or maturity is uncertain . These provisions are recognised in the Interim Consolidated Statements of Financial Position when all the following requirements are met : i. It is a present obligation (legal or constructive) as a result of past events and, ii. It is likely that as of the publication date of the financial statements, the Bank will have to expend resources to settle the obligation and; iii. the amount of these resources can be reliably measured. Contingent assets or contingent liabilities encompass all potential rights or obligations arising from past events . These are only confirmed if one or more uncertain future occurrences are not within the Bank's control . The Interim Consolidated Financial Statements reflect all significant provisions for which the probability of meeting the obligation is estimated to be more likely than not . Provisions are quantified using the best available information regarding the consequences of the event giving rise to them and are reviewed and adjusted at the end of the accounting period . Provisions are used when the liabilities for which they were originally recognised are settled . Partial or total reversals are recognised when such liabilities cease to exist or are reduced . Provisions are classified according to the obligation covered as follows : - Provisions for employee benefit obligations - Provisions for lawsuits and litigations - Provisions for operational risk - Provisions for mandatory dividends - Provisions for contingent loan risks - Provisions for contingencies t. Income tax and deferred taxes The Bank recognises, where appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amounts of assets, liabilities and their tax bases . Deferred tax assets and liabilities are calculated using the tax rate applied in the year the deferred tax assets and liabilities are realised or settled according to current tax legislation . The future effects of tax legislation or tax rate changes are recognised in deferred taxes from when the law approving such changes is published . Current tax assets relate to provisional payments in excess of the provision for income tax or other income tax credits, such as training expenses or donations to universities . In addition, the monthly provision payments to be recovered for profits absorbed by tax losses should be included . In the case of liabilities, they correspond to the provision for income tax calculated based on the tax results for the period, minus the mandatory or voluntary provisional payments and other credits applied to this obligation . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 41

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and December 31, 2022 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued For its presentation in the Interim Consolidated Statements of Financial Position, under IAS 12 , the tax items should be cleared at the taxing entity's level as deemed appropriate to subsequently add the net balances per taxing entity on a consolidated level . u. Employee benefits v. Post - employment benefits – Defined Benefit Plan: According to the current collective labour covenant and other agreements, Banco Santander - Chile makes available an additional benefit for its main executives consisting of a pension plan, aiming for them to have the necessary funds for a supplementary pension upon retirement . Features of the Plan: The main features of the Post - Employment Benefits Plan promoted by the Banco Santander - Chile are: i. Aimed at the Bank's management . ii. The general requirement is that the beneficiary must still hold their position within the Bank by the time they turn 60 years old . iii. The Bank will contract a mixed collective insurance policy (life and savings) for each executive, with the contracting party and beneficiary being the Group company to which the executive belongs . Periodic contributions will be made equal to the amount each manager commits to their voluntary contribution plan . iv. The Bank will be responsible for granting the benefits directly . The projected unit credit method is used to calculate the present value of the defined benefit obligation and the current service cost . The components of the cost of the defined benefit include : - Current and past service costs are recognised in profit or loss for the period. - Net interest over the net defined benefit liability (asset), recognised in profit or loss for the period. - New net defined benefit liability (asset) measurements include: (a) actuarial gains and losses; (b) the performance of the plan's assets, and (c) changes in the effect of the asset ceiling, which are recognised in other comprehensive income. The net defined benefit liability is the deficit or surplus, calculated as the difference between the present value of the defined benefit’s obligation minus the plan assets' fair value. The plan assets comprise the pension fund procured by the Bank through an unrelated third party . These assets are held by an entity legally separated from the Bank and exist solely to pay employees their benefits . The Bank recognises the present service cost and the net interest in the 'Personnel wages and expenses' on the Interim Consolidated Statement of Income . The plan's structure does not generate actuarial gains or losses . The plan's performance is established and fixed during the period ; consequently, there are no changes to the asset's ceiling . Accordingly, there are no amounts recognised in other comprehensive income . The post - employment benefits liability, recognised in the Interim Consolidated Statement of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank . Any surplus resulting from the calculation is limited to the present value of any economic benefits available regarding the plan's reimbursements or reductions to future contributions . When employees abandon the plan before meeting the requirements to become eligible for the benefit, the Bank's contributions decrease . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 42

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and December 31 , 2022 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued ii. Severance package: Severance packages by years of employment are recorded only when they occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its activation are known . iii. Cash - settled share - based payments: The Bank allocates cash - settled share - based payments to executives of the Bank and its Subsidiaries under IFRS 2 . Accordingly, the Bank measures the services received and the obligation incurred at fair value . Until the obligation is settled, the Bank calculates the fair value at the end of each reporting period and at the date of settlement, recognising any change to fair value in the income statement for the period . v. Use of Estimates Preparing the Interim Consolidated Financial Statements requires the Bank's Management to make estimates and assumptions that affect applying the accounting policies and the reported values of assets, liabilities, revenues and expenses . Accordingly, actual results may differ from these estimates . In certain cases, the International Financial Reporting Standards (IFRS) require that assets or liabilities be recorded or disclosed at their fair value . The fair value is the price received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date . When available, quoted market prices in active markets have been used for measurement . When the trade prices of an active market are not available, the Bank estimates such values based on the best information available, including internal modelling and other valuation techniques . The Bank has established provisions to cover potential credit loss per the regulations issued by the FMC . These allowances must be regularly reviewed, considering factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality, and economic conditions that may adversely affect the borrowers' ability to pay . Increases in the allowances for loan loss are reflected as 'Provisions for loan loss' in the Interim Consolidated Statement of Income . Loans are charged off when the contractual rights for the cash flows expire . Nevertheless, for loans and accounts receivable from customers, the Bank will charge off per Title II of Chapter B - 2 of the Compendium of Accounting Standards issued by the FMC . Charge - offs are recorded as a reduction of credit risk provisions . The Bank's Management regularly reviews the relevant estimates and assumptions used to calculate provisions quantifying certain assets, liabilities, revenues, expenses, and commitments . Revised accounting estimates are recorded in the period the estimate is revised and in any affected future period . These estimates are based on the best available information and mainly refer to the following : - Allowances for loan loss (Notes 13 and 41) - Impairment loss on certain assets (Notes 11, 13, 15, 16, 17, 39 and 40) - The useful lives of tangible and intangible assets (Notes 15, 16 and 17) - The fair value of assets and liabilities (Notes 8, 11, 12, 21 and 44) - Commitments and contingencies (Note 29) - Current and deferred taxes (Note 18) In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 43

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and December 31 , 2022 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING CRITERIA, continued w. Earnings per share Basic earnings per share are calculated by dividing the net income attributable to the equity holders of the Bank by the weighted average number of shares outstanding during the reported period . Diluted earnings per share are calculated similarly to basic earnings . Still, the weighted average number of outstanding shares is adjusted to consider the potential diluting effect of stock options, warrants, and convertible debt . As of March 31 , 2023 , and 2022 and December 31 of 2022 , the Bank does not hold any instruments that have a dilutive effect on equity . x. Temporary acquisition (assignment) of assets Purchases or sales of financial assets under non - optional repurchase agreements at a fixed price (repos) are recorded in the Interim Consolidated Statements of Financial Position as a financial assignment based on the nature of the debtor (the creditor) under 'Deposits in the Central Bank of Chile', 'Deposits in financial institutions' or 'Loans and accounts receivable from customers' ('Deposits from Central Bank of Chile', 'Deposits from financial institutions' or 'Deposits and collections') . The difference between the purchase and sale prices is recorded as financial interest over the contract's life . y. Assets and investment funds managed by the Bank The assets managed by the different companies that form part of the Bank's consolidation perimeter (Santander SA Sociedad Securitizadora) that third parties own are not included in the Interim Consolidated Statements of Financial Position . Nevertheless, the Interim Consolidated Statement of Income includes management fees in 'Fee and commission income' . z. Provision for mandatory dividends As of March 31 , 2023 and 2022 , and December 31 , 2022 , the Bank recognised a liability (provision) for minimum or mandatory dividends . This provision is made under Article 79 of the Chilean Corporation Law, which is in the Bank's internal policy . It requires at least 30 % of net income for the period to be distributed, except for an opposing resolution adopted at the respective shareholders' meeting by a unanimous vote of the outstanding shares . This provision is recorded as a deduction from 'Retained earnings' under 'Provision for dividends, interest payments and repricing of equity financial instruments' in the Interim Consolidated Statements of Changes in Equity . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 44

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and December 31, 2022 NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED 1. Pronouncements issued and adopted As of the date these Interim Consolidated Financial Statements were published, the new accounting pronouncements issued by both the FMC and the International Accounting Standards Board, which the Bank has fully adopted, are set out below : a. Accounting Standards issued by the Financial Market Commission. There are no new pronouncements issued or adopted during this period. b. Accounting Standards issued by the International Accounting Standards Board. Amendment to IAS 1 'Classification of liabilities as current - noncurrent’ . On January 23 , 2020 , The IASB issued an amendment affecting only the presentation of liabilities in the financial statements . The classification as current - noncurrent will need to be based on the existing rights by the end of the reporting period and requires aligning all paragraphs affected, which refer to the right to defer settlement for at least 12 months, making clear that only the rights that exist at the end of the reporting date will affect the liability’s classification . In this same line, it is noted that the classification is not affected by an entity’s intentions or expectations to exercise its right to defer settlement . The amendment specifies that ‘settlement’ refers to the transfer of cash, equity instruments and other assets or services to the counterparty . This amendment is effective as of January 1 , 2023 , to be applied retrospectively, with early application permitted . This amendment does not have any material impact on the presentation of the Interim Consolidated Financial Statements of the Bank . Amendment to IFRS 8 – Definition of accounting estimates . As of February 12 , 2021 , the IASB published this amendment to help entities distinguish between accounting policies and accounting estimates . According to the new definition, ‘accounting estimates’ are ‘monetary amounts in financial statements subject to measurement uncertainty . ’ The amendments are effective for the annual financial exercises starting January 1 , 2023 , including the changes to accounting policies and accounting estimates that occur in or after the beginning of this period . Early application is permitted . This amendment does not have any material impact on the presentation of the Interim Consolidated Financial Statements of the Bank . Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies . On February 12 , 2021 , the IASB published this amendment to help preparers decide which accounting policies to disclose in their financial statements . These amendments are detailed below. An entity is now required to disclose its material accounting policy information instead of its significant accounting policies. It explains how an entity can identify material accounting policy information and gives examples of when it is likely to be material. The amendments clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial; the amendments clarify that accounting policy information is material if users of an entity’s financial statements need it to understand other material information in the financial statements. The amendments clarify that if an entity discloses immaterial accounting policy information, such information shall not obscure material accounting policy information. In addition, IFRS Practice Statement 2 has been amended by adding guidance and examples to explain the application of the ‘four - step materiality process’ to accounting policy information in order to support the amendments to IAS 1. The amendments are applied prospectively. The amendments to IAS 1 are effective for annual periods beginning or after 1 January 2023. Earlier application is permitted. Once the entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2 . The Bank has reviewed its disclosures under these standards resulting in no material amendments . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 45

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and December 31 , 2022 NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED, continued Amendment to IAS 12 - Deferred Taxation of Assets and Liabilities arising from a Single Transaction . This amendment, issued on May 7 , 2021 , regards the treatment of deferred taxes over leases and decommissioning obligations . In these cases, the entities shall recognise deferred assets and liabilities if equal deductible and temporary taxable differences arise . The amendment is effective for annual reporting periods beginning on or after 1 January 2023 , with early adoption permitted . Management has implemented this amendment to the Interim Financial Consolidated Statements of the Bank . Amendment to IFRS 17 - Initial Application of IFRS 17 and IFRS 9 — Comparative Information . This amendment was issued on December 9 , 2021 . It considers that if an entity applies for the first time both IFRS 17 and IFRS 9 simultaneously, they can apply to a ‘classification overlay’ in order to present comparative information regarding financial assets if this comparative information has not been restated per IFRS 9 . The comparative information of a financial asset will not be restated if the entity chooses not to do so for previous financial periods, or the entity restates prior financial exercises, but the financial asset has been derecognised during those previous periods . An entity that opts to apply this amendment will do so when first applying IFRS 17 (January 1 , 2023 ) . This amendment has no material impact on the presentation of the Interim Consolidated Financial Statements . 2. Issued pronouncements which have not yet been adopted As of the reporting date of these Interim Consolidated Financial Statements, new International Financial Reporting Standards had been published, as well as their interpretation and the FMC standards, which were not mandatory as of December 31 , 2022 . Accordingly, while the IASB permits an early application in some cases, the Bank has not undertaken its application by such date . a. Accounting Standards issued by the Financial Market Commission. General Standard No 484 - Commissions on credit operations . Law No 18 , 010 and adjustment to current contracts . As of August 5 , 2022 , the FMC has issued this instruction to establish requirements, rules and conditions that fees charged must comply with regarding money lending transactions . In general terms, any payment that the creditor receives or is entitled to receive will be considered interest, except for those that have a special legal regime and those that comply with the following : 1. The charge made to the debtor must be calculated based on the service provision’s cost. 2. The service must be real and veritably provided to the debtor and distinct from those inherent to the money lending operation. 3. The amount to be paid by the debtor must have been expressly informed and accepted by the debtor before collection and service provision. 4. The charges deriving from the services contracted for credit operations must be made available to the public via the same channels used to make offers or secure contracts of credit operations. Inherent services are defined as those necessary to initiate, execute, materialise or terminate the credit operation and those that the creditor is obliged to provide in compliance with legal and regulatory requirements applicable to credit operations. As set out above, the same requirements and rules governing fees and commissions apply to money lending transactions that use credit lines from current accounts or credit cards. Management, operation and maintenance services must be considered fees, provided that the charge is not based on the credit operation’s amount or has been applied for another service product. Any charges that do not comply with commissions must be considered fees to calculate the maximum conventional rate. The instructions are effective as of August 1, 2023. Institutions that need to modify contracts must communicate so at their own expense, to their clients by the means agreed with them, alongside providing an annexe of amendments and their justifying for their acceptance or rejection. Institutions may only terminate the contract in the event of rejection of the amendments intended to align the contracts to the changes introduced. The Bank is currently assessing the impacts of this new standard. In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 46

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and December 31 , 2022 NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED, continued Regulation for the new standardised methodology to calculate provisions for the consumer portfolio - On August 17 , 2022 , the Financial Market Commission (FMC) announced the start of the public consultation regarding the standardised methodology for the calculation of consumer loans and contingent credits granted by banking institutions established in the country . The regulation under consultation would allow all loans granted by banks to have a standard methodology for calculating provisions and other portfolios . This consultation period ended on December 31 , 2022 . As of the date these financial statements were issued, the final regulations have not yet been published . b. Accounting Standards issued by the International Accounting Standards Board. Amendments to IFRS 10 and IAS 28 - Sale and Contribution of Assets between an Investor and its Associate or Joint Venture - As of September 11 , 2014 , the IASB published this amendment, which clarifies the scope of the gains and losses recognised in a transaction involving an associate or joint venture, indicating it will depend on whether the asset sold or the contribution constitutes a business . Therefore, the IASB concluded that all gains or losses should be recognised at the business' loss of control . Likewise, profit or loss resulting from the sale or contribution of a non - business subsidiary (IFRS 3 definition) to an associate or joint venture must be recognised only to the extent of the unrelated interests in such associate or joint venture . This standard initially took effect on January 1 , 2016 . Nevertheless, on December 17 , 2015 , the IASB issued an 'Effective Date of Amendment to IFRS 10 and IAS 28 ', postponing this standard's enactment indefinitely . Accordingly, the Administration will await the new validity to assess the potential effects of this modification . Amendment to IFRS 16 - Lease liability on a sale and leaseback . This amendment, issued on September 22 , 2022 , requires a lessee - seller to measure lease liabilities arising subsequent to a lease in a manner that does not recognise any gain or loss related to the right - of - use . The new requirements do not prevent a vendor - lessee from recognising in profit or loss any gain or loss related to a lease's partial or total termination . The amendments are effective for annual periods beginning on or after January 1 , 2024 . Early application is allowed . The administration will evaluate this amendment whenever it presents leaseback sales . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 47

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and December 31, 2022 NOTE 04 - ACCOUNTING CHANGES As of the date these Interim Consolidated Financial Statements were issued, there were no accounting changes to disclose. In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 48

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and December 31 , 2022 NOTE 05 - SIGNIFICANT EVENTS As of March 31 , 2023 , the following events, considered by the Bank's management as material and affecting the Bank's operations, have been recorded in the Interim Consolidated Financial Statements . Board of Directors At a Directors Board Meeting on March 28 , 2023 , it was agreed upon to summon an Ordinary Shareholders' Meeting for April 19 , 2023 , to propose a distribution of profits and dividend payments taken from the 60 % of retained earnings as of December 31 , 2022 , equivalent to $ 2 . 57469221 per share . It also was proposed that the remaining 40 % of profits be used to increase the Bank's reserves and/or profit . Considering the above, the Bank decided to increase the minimum provision for dividend payments up to 60 % of the profits accrued during 2022 . In the same Board meeting mentioned above, the resignation of Alternate Director Oscar von Chrismar was acknowledged, being replaced by Maria Olivia Recart Herrera . Bond Issuance In 2023 , the Bank has issued current bonds in CLP 475 , 000 , 000 , 000 and UF 15 , 000 , 000 . Details of the placements made during the current year are included in Note 22 . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 49 Other The Ministry of Treasury, alongside The Chilean Banks and Financial Institutions Association A . G . (ABIF), announced that Transbank shareholder banks started the process of selling their stock ownership in this company in consideration of the enactment of the four - part model in the payment system . Shareholders have determined JPMorgan as their advisor bank for the disposal . Maturity Date Issue Amount Issue Date Annual Issuance rate Original Term (years) Currency Series 01 - 12 - 2028 100,000,000,000 01 - 12 - 2022 6.60% 6 CLP AA1 01 - 06 - 2029 100,000,000,000 01 - 12 - 2022 6.20% 6.5 CLP AA2 01 - 09 - 2030 100,000,000,000 01 - 09 - 2022 6.2% 8 CLP AA3 01 - 03 - 2033 100,000,000,000 01 - 09 - 2022 6.25% 10.5 CLP AA4 01 - 02 - 2032 10,000,000 01 - 08 - 2022 2.95% 9.5 UF AA5 01 - 10 - 2037 5,000,000 01 - 10 - 2022 2.70% 15 UF AA6 01 - 08 - 2026 75,000,000,000 01 - 02 - 2023 6.80% 3.5 CLP AA7

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and December 31 , 2022 NOTE 06 - BUSINESS SEGMENTS The Bank manages and measures the performance of its operations by business segments . Their reporting is based on the Bank's internal information system for management of the segments established by the Bank . Inter - segment transactions are conducted under normal commercial terms and conditions . Each segment's assets, liabilities, and results include items directly attributable to the segment on which they can be allocated reasonably . A business segment comprises clients to whom a differentiated product offer is given but who are alike performance - wise and in how they are measured . To comply with the strategic objectives established by the senior management and adapt to changing market conditions, the Bank makes organisational adjustments from time to time . These adjustments affect how it is managed or administered to a greater or lesser extent . The present disclosure reveals information on how the Bank is managed as of March 31 , 2023 . The Bank comprises the following business segments : Retail Banking It comprises individuals and small to middle - sized companies (SMEs) with an annual income of less than MCh $ 3 , 000 . This segment is offered a variety of services, including consumer loans, credit cards, commercial loans, foreign exchange, mortgage loans, debit cards, current accounts, savings products, mutual funds, stockbroking and insurance . Additionally, SME clients are offered government - guaranteed loans, leasing and factoring . Middle market This segment comprises companies and large corporations with annual sales exceeding MCh $ 3 , 000 , such as universities, government entities, municipalities and regional governments and companies in the real estate sector executing projects for sale to third parties, along with all construction companies with annual sales over MCh $ 800 and no market cap . The companies within this segment have access to many products, including commercial loans, leasing, factoring, trade finance, credit cards, mortgage loans, current accounts, transactional services, treasury services, financial consulting, savings products, mutual funds and insurance . Additionally, companies in the real estate industry are offered specialised services to finance residential projects, with the aim of raising mortgage loan sales . Global Corporate Banking This segment comprises foreign multinational companies or Chilean multinational companies with sales above MCh $ 10 , 000 . This segment offers a wide range of products, including commercial lending, leasing, factoring, trade finance, credit cards, mortgage loans, current accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds and insurance . This segment also counts with a Treasury Division, which provides sophisticated financial products to Middle - market and Global Corporate Banking companies . These include products such as short - term financing and fundraising, brokerage services, derivatives, securitisation, and other tailor - made products . In addition, the Treasury Division may act as a broker for transactions as well as manage the Bank's investment portfolio . Corporate Activities ('Other') This segment includes Financial Management, which performs the global management of the structural exchange rate item, the parent entity's structural interest rate risk, and the liquidity risk . The latter is undertaken through the implementation of issuances and their use . Likewise, it also manages its own resources, the capital endowment of each unit and the cost of In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 50

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and December 31, 2022

NOTE 06 - BUSINESS SEGMENTS, continued

financing the investments made. This usually entails that this segment has a negative contribution to the results. Furthermore, this segment incorporates all intra-segment results and all activities not allocated to a segment or product with customers.

The accounting policies of the segments are the same as those described in the breakdown of accounting policies and are customised to meet the Bank's management needs. The Bank's earnings stem mostly from income from interests, fees, commissions, and financial operations. Accordingly, the highest decision-making authority for each segment relies primarily on interest income, fee income and provision for expenses to assess segment performance and thus make decisions on the resource allocation to the segments. The tables below show the Bank's balances by business segment as of March 31, 2023, and 2022.

			March 31, 2023					
	Loans and receivables from customers (1)	Demand and time deposits (2)	Net interest and adjustment income	Net commission income	Financial transactions, net (3)	Provisions	Support expenses (4)	Net segment contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Segments								
Retail Banking	27,368,553	13,574,181	330,450	95,020	10,224	(113,075)	(158,954)	**163,665**
Middle market	8,555,611	6,170,090	117,737	16,828	7,757	(5,288)	(25,593)	**111,441**
Corporate Investment Banking	2,943,347	7,508,120	62,536	11,722	56,720	1,416	(22,597)	**109,797**
Corporate Activities ('Other')	43,626	819,952	(233,842)	6,365	2,671	2,698	(3,414)	**(225,521)**
Total	**38,911,137**	**28,072,343**	**276,881**	**129,935**	**77,372**	**(114,248)**	**(210,558)**	**159,382**
Other operating income								544
Other operating expenses and impairments								(6,769)
Results of non-current assets and disposal groups not qualifying for discontinued operations								2,929
Results from investments in companies								1,542
Results from continuing operations before taxes								**157,628**
Income tax								(17,838)
Profit from continuing operations after taxes								**139,790**
Results from discontinued operations before taxes								-
Discontinued operations tax								-
Results from discontinued operations after taxes								-
Net income for the period								**139,790**

(1) Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses.
(2) Corresponds to deposits, demand liabilities, and other time deposits.
(3) Corresponds to the sum of net income (loss) from financial operations and net foreign exchange gain (loss).
(4) Corresponds to the sum of staff salaries and expenses, administrative expenses, depreciation and amortisation.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 51

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and December 31, 2022

NOTE 06 - BUSINESS SEGMENTS, continued

	Loans and receivables from customers (1)	Demand and time deposits (2)	March 31, 2022 Net interest and adjustment income	Net commission income	Financial transactions, net (3)	Provisions	Support expenses (4)	Net segment contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Segments								
Retail Banking	25,749,119	13,713,222	282,582	73,885	9,092	(66,806)	(150,608)	148,144
Middle market	8,665,425	6,453,420	94,178	15,835	4,546	(5,186)	(24,340)	85,034
Corporate Investment Banking	2,405,864	6,298,240	33,767	8,005	41,932	(285)	(21,276)	62,143
Corporate Activities ('Other')	29,279	574,937	16,939	(579)	1,288	831	(3,979)	14,500
Total	**36,849,688**	**27,039,819**	**427,466**	**97,147**	**56,858**	**(71,447)**	**(200,203)**	**309,821**
Other operating income								221
Other operating expenses and impairments								(19,686)
Results of non-current assets and disposal groups not qualifying for discontinued operations								(900)
Results from investments in companies								1,360
Results from continuing operations before taxes								**290,816**
Income tax								(51,110)
Profit from continuing operations after taxes								**239,706**
Results from discontinued operations before taxes								-
Discontinued operations tax								-
Results from discontinued operations after taxes								-
Net income for the period								**239,706**

(1) Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses.
(2) Corresponds to deposits, demand liabilities, and other time deposits,
(3) Corresponds to the sum of net income (loss) from financial operations and net foreign exchange gain (loss),
(4) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortisation.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 52

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and December 31, 2022

NOTE 07 - CASH AND CASH EQUIVALENTS

a. **The detail of the balances included under cash and cash equivalents is as follows:**

	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Cash and deposits in banks		
Cash	1,123,916	1,110,830
Deposits at the Central Bank of Chile	530,103	444,491
Deposits in foreign Central Banks	-	-
Deposits in domestic banks	3,855	2,646
Deposits foreign banks	928,735	424,975
Subtotal cash and deposits with banks	**2,586,609**	**1,982,942**
Cash items in collection process	74,173	96,944
Other cash equivalents	-	-
Total cash and cash equivalents	**2,660,782**	**2,079,886**

The balance of funds held in cash at the Central Bank of Chile follows regulations concerning requirements and technical reserves that the Bank must maintain on average every month, although these funds are immediately available.

b. Operations in the process of settlement:

Cash items in collection process are transactions in which only the settlement— that will increase or decrease the funds at the Central Bank of Chile or banks abroad – is pending. This process usually happens within the next 24 to 48 working hours following the transaction. These operations are presented as follows:

	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Assets		
Documents held by other banks (document to be cleared)	105,125	93,650
Funds to be received	760,259	750,166
Subtotal	**865,384**	**843,816**
Liabilities		
Funds to be paid	791,211	746,872
Subtotal	**791,211**	**746,872**
Cash items in collection process	**74,173**	**96,944**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 53

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and December 31, 2022 NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING WITH CHANGES IN PROFIT AND LOSS a) As of March 31, 2023, and December of 2022, the Bank holds the following portfolio of financial assets held for trading at fair value through profit or loss: In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 54 Fair value As of December 31, As of March 31, 2022 2023 MCh$ MCh$ Financial derivatives contracts 1,669,807 1,803,514 Forwards 9,992,123 9,682,946 Swaps 1,429 1,035 Call options 9,601 3,299 Put options - - Future - - Other 11,672,960 11,490,794 Subtotal Debt financial instruments 153,967 141,015 Instruments of the Chilean Central Bank and Government - - Other financial debt instruments issued in the country 79 75 Financial debt instruments issued abroad 154,046 141,090 Subtotal Other financial instruments - - Mutual Fund Investments - - Equity instruments - - Loans originated and purchased by the entity - - Other - - Subtotal 11,827,006 11,631,884 Total

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023 and 2022, and December 31, 2022 NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING WITH CHANGES IN PROFIT AND LOSS b) Details of financial derivative contracts as of March 31, 2023, and December 31, 2022, are as follows: March 31, 2023 Notional Fair value Total More than 5 years Between 3 years and 5 years Between 1 year and 3 years Between 3 months and 1 year Between 1 month and 3 months Up to 1 month On demand MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Financial derivatives contracts 1,803,514 41,534,266 825,812 805,119 5,449,637 15,040,757 6,926,977 12,485,964 - Currency forwards 3,620,178 97,583,569 17,267,620 11,372,297 25,910,427 28,916,410 8,325,166 5,791,649 - Interest rate swaps 6,062,768 64,370,536 22,034,046 10,098,568 23,384,293 6,940,129 1,155,699 757,801 - Currency and interest rate swaps 1,035 152,726 - - - 39,569 10,514 102,643 - Currency call options - - - - - - - - - Call interest rate options 3,299 132,313 - - 3,972 4,448 6,434 117,459 - Put currency options - - - - - - - - - Put interest rate options - - - - - - - - - Interest rate futures - - - - - - - - - Other derivatives 11,490,794 203,773,410 40,127,478 22,275,984 54,748,329 50,941,313 16,424,790 19,255,516 - Total In teri m C on s oli d ate d Fi n anci al Sta te me n t Marc h 20 23 / B an c o San ta n de r C hil e 55

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023 and 2022, and December 31, 2022 NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING WITH CHANGES IN PROFIT AND LOSS, continued As of March 31, 2023, and December 31, 2022, the detail of the derivative financial instruments portfolio for trading is as follows. December 31, 2022 Notional On demand MCh$ Up to 1 month MCh$ Between 1 Between 3 month and 3 months and Between 3 More than 5 years MCh$ Total Fair value months MCh$ In teri m C on s oli d ate d Fi n anci al Sta te me n t Marc h 20 23 / B an c o San ta n de r C hil e 56 1 year MCh$ Between 1 year and 3 years MCh$ years and 5 years MCh$ MCh$ MCh$ Financial derivatives contracts 1,669,807 34,652,380 737,202 1,009,395 6,178,376 9,828,036 7,653,539 9,245,832 - Currency forwards 4,283,817 93,513,106 16,373,617 11,658,182 24,855,247 26,246,111 8,796,596 5,583,353 - Interest rate swaps 5,708,306 61,029,754 21,297,126 11,689,202 19,811,336 5,398,185 1,575,109 1,258,796 - Currency and interest rate swaps 1,429 204,745 - - - 24,744 80,844 99,157 - Currency call options - - - - - - - - - Call interest rate options 9,601 319,228 - - - 7,816 1,699 309,713 - Put currency options - - - - - - - - - Put interest rate options - - - - - - - - - Interest rate futures - - - - - - - - - Other derivatives 11,672,960 189,719,213 38,407,945 24,356,779 50,884,959 41,504,892 18,107,787 16,496,851 - Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and as of December 31, 2022 NOTE 09 - NON - MARKETABLE FINANCIAL ASSETS MANDATORILY MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS The Bank has no assets classified in this category. In teri m C on s oli d ate d Fi n anci al Sta te me n t Marc h 20 23 / B an c o San ta n de r C hil e 57

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and as of December 31, 2022 NOTE 10 - FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS The Bank has no assets classified in this category. In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 58

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and as of December 31, 2022 NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME Financial assets at fair value through other comprehensive income correspond to: In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 59 As of December 31, As of March 31, Financial assets at fair value through other comprehensive income 2022 2023 MCh$ MCh$ Debt financial instruments Instruments of the Chilean Central Bank and Government 3,331,264 3,938,733 Debt financial instruments of the Central Bank of Chile 742,717 887,493 Bonds and promissory notes of the Treasury General of the Republic 432 442 Other fiscal debt financial instruments 4,074,413 4,826,668 Subtotal 207,280 268,122 Under repurchase agreement Other financial debt instruments issued in the country 9,891 8,676 Debt financial instruments of other banks in the country - - Bonds and bills of exchange of domestic companies 7 6 Other financial debt instruments issued in the country 9,898 8,682 Subtotal 91 141 Under repurchase agreement Financial debt instruments issued abroad 1,668,670 1,312,794 Foreign Central Bank debt financial instruments - - Financial debt instruments of foreign governments and fiscal entities abroad - - Debt financial instruments of other banks abroad - - Bonds and bills of exchange of companies abroad 127,752 187,956 Other financial debt instruments issued abroad 1,796,422 1,500,750 Subtotal 127,752 120,863 Under repurchase agreement Other financial instruments Loans originated and purchased by the entity - - Interbank loans 142,306 206,773 Commercial loans - - Mortgage loans - - Consumer loans - - Other 142,306 206,773 Subtotal 6,023,039 6,542,873 TOTAL In debt financial instruments, the item 'Of Chilean Central Bank and Government' includes instruments that guarantee margins on derivative transactions through Comder Contraparte Central SA for MCh $ 183 , 480 and MCh $ 133 , 480 as of March 31 , 2023 , and December 31 , 2022 , respectively . In debt financial instruments, the item 'Debt financial instruments issued abroad' includes instruments that guarantee margins on derivative transactions through the London Clearing House (LCH) in the amount of MCh $ 65 , 137 and MCh $ 69 , 666 as of March 31 , 2023 , and December 31 , 2022 , respectively . Additionally, to comply with the initial margin requirements of the European Market Infrastructure Regulation (EMIR), collateral instruments are held with Euroclear for the amount of MCh $ 524 , 271 and MCh $ 590 , 466 as of March 31 , 2023 , and December 31 , 2022 , respectively . Provisions for credit risk on debt financial instruments amounted to MCh $ 1 , 241 and MCh $ 877 as of March 31 , 2023 , and December 31 , 2022 , respectively . Provisions for credit risk on commercial loans amounted to MCh $ 363 and MCh $ 326 as of March 31 , 2023 , and December 31 , 2022 , respectively .

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

As of March 31, 2023, and December 31, 2022, fair value changes from debt financial instruments and trade placements are included in other comprehensive income accrued for:

	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Unrealised profit (loss)	**(105,237)**	**(109,392)**
Attributable to equity holders	(104,527)	(110,130)
Attributable to non-controlling interest	(710)	738

Debt financial instruments generated the following gross realised gains and losses on the sale of instruments. There are no sales of commercial loans at fair value with effects in other comprehensive income:

	As of March 31,	
	2023 MCh$	2022 MCh$
Sales of available-for-sale investments that generate realised profit	71,611	41,857
Profit incurred	-	112
Sales of available-for-sale investments that generate a realised loss	342,680	478,969
Loss incurred	34,838	2,546

The movement of expected credit loss as of March 31, 2023, is as follows:

Debt financial instruments	Phase 1 MCh$	Phase 2 MCh$	Phase 3 MCh$	Total
Expected credit loss as of January 1, 2023	**877**	-	-	**877**
Newly acquired assets	2,194	-	-	**2,194**
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
Assets derecognised (excluding charge-offs)	(1,868)	-	-	**(1,868)**
Change in measurement without portfolio reclassifying during the period	38	-	-	**38**
Sale or assignment of credits	-	-	-	-
Adjustment for changes and other	-	-	-	-
As of March 31, 2023	**1,241**	-	-	**1,241**

Commercial loans	Phase 1 MCh$	Phase 2 MCh$	Phase 3 MCh$	Total
Expected credit loss as of January 1, 2023	**326**	-	-	**326**
New assets originated	48	-	-	**48**
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
Assets derecognised (excluding charge-offs)		-	-	
Change in measurement without portfolio reclassifying during the period	(11)	-	-	**(11)**
Sale or assignment of credits	-	-	-	-
Adjustment for changes and other	-	-	-	-
As of March 31, 2023	**363**	-	-	**363**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 60

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

The movement of expected credit loss as of December 31, 2022, is as follows:

Debt financial instruments	Phase 1 MCh$	Phase 2 MCh$	Phase 3 MCh$	Total
Expected credit loss as of January 1, 2022	**703**	-	-	**703**
Newly acquired assets	5,627	-	-	**5,627**
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
Assets derecognised (excluding charge-offs)	(5,553)	-	-	**(5,553)**
Change in measurement without portfolio reclassifying during the period	100	-	-	**100**
Sale or assignment of credits	-	-	-	
Adjustment for changes and other	-	-	-	-
As of December 31, 2022	**877**	-	-	**877**

Commercial loans	Phase 1 MCh$	Phase 2 MCh$	Phase 3 MCh$	Total
Expected credit loss as of January 1, 2022	**226**	-	-	**226**
New assets originated	76	-	-	**76**
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
Assets derecognised (excluding charge-offs)	(53)	-	-	**(53)**
Change in measurement without portfolio reclassifying during the period	77	-	-	**77**
Sale or assignment of credits	-	-	-	-
Adjustment for changes and other	-	-	-	-
As of December 31, 2022	**326**	-	-	**326**

The Bank assessed those instruments with unrealised loss as of March 31, 2023, and concluded they were not impaired. This review assessed the economic drivers of any decline, the securities' issuer credit ratings and the Bank's intention and ability to hold the securities until the unrealised loss is recovered. Based on this analysis, the Bank considers there are no significant or prolonged declines or changes in credit risk to cause impairment in its investment portfolio. Most of these instruments' fair value decline was caused by market conditions that the Bank considers temporary. All instruments with unrealised loss as of March 31, 2023, were not in a continuous unrealised loss position for over one year.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 61

In teri m C on s oli d ate d Fi n anci al Sta te me n t Marc h 20 23 / B an c o San ta n de r C hil e 62 Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and as of December 31, 2022 NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued The following table shows debt instruments and trading placements at fair value through accumulated other comprehensive income of unrealised gains and losses as of March 31, 2023, and December 31, 2022: As of March 31, 2023 Unrealised Unrealised Fair Amortised loss profit value cost MCh$ MCh$ MCh$ MCh$ Instruments of the Chilean Central Bank and Government (36) 821 3,938,733 3,937,606 Debt financial instruments of the Central Bank of Chile (87,773) 342 887,493 975,266 Bonds and promissory notes of the Treasury General of the Republic - 27 442 415 Other fiscal debt financial instruments (87,809) 1,190 4,826,668 4,913,287 Subtotal Other financial debt instruments issued in the country (120) 31 8,676 8,765 Debt financial instruments of other banks in the country - - - - Bonds and bills of exchange of domestic companies - - 6 6 Other financial debt instruments issued in the country (120) 31 8,682 8,771 Subtotal Foreign Central Bank debt financial instruments (42,706) 23,984 1,312,794 1,331,516 Financial debt instruments of foreign governments and fiscal entities abroad - - - - Debt financial instruments of other banks abroad - - - - Bonds and bills of exchange of companies abroad (906) 8,996 187,956 179,866 Other financial debt instruments issued abroad (43,612) 32,980 1,500,750 1,511,382 Subtotal Loans originated and purchased by the entity (7,897) - 206,773 214,670 Commercial loans (7,897) - 206,773 214,670 Subtotal (139,438) 34,201 6,542,873 5,548,110 Total

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

	As of December 31, 2022			
	Amortised cost MCh$	Fair value MCh$	Unrealised profit MCh$	Unrealised loss MCh$
Instruments of the Chilean Central Bank and Government				
Debt financial instruments of the Central Bank of Chile	3,331,635	3,331,264	2,270	(2,641)
Bonds and promissory notes of the Treasury General of the Republic	834,908	742,717	27	(92,218)
Other fiscal debt financial instruments	407	432	25	-
Subtotal	**4,166,950**	**4,074,413**	**2,322**	**(94,859)**
Other financial debt instruments issued in the country				
Debt financial instruments of other banks in the country	10,082	9,891	16	(207)
Bonds and bills of exchange of domestic companies	-	-	-	-
Other financial debt instruments issued in the country	6	7	1	-
Subtotal	**10,088**	**9,898**	**17**	**(207)**
Foreign Central Bank debt financial instruments				
Financial debt instruments of foreign governments and fiscal entities abroad	1,683,052	1,668,670	39,210	(53,592)
Debt financial instruments of other banks abroad	-	-	-	-
Bonds and bills of exchange of companies abroad	-	-	-	-
Other financial debt instruments issued abroad	116,351	127,752	11,401	-
Subtotal	**1,799,403**	**1,796,422**	**50,611**	**(53,592)**
Loans originated and purchased by the entity				
Commercial loans	155,990	142,306	-	(13,684)
Subtotal	**155,990**	**142,306**	**-**	**(13,684)**
Total	**6,132,431**	**6,023,039**	**52,950**	**(162,342)**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 63

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGING ACCOUNTING PURPOSES

As of March 31, 2023, and December 31, 2022, the Bank holds the following portfolio of fair value hedging and cash flow hedge derivatives:

	As of March 31, 2023									
	Notional amount								Fair value	
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total MCh$	Assets MCh$	Liabilities MCh$
Fair value hedge derivatives										
Currency forwards	-	-	-	-	-	-	-	-	-	-
Interest rate swaps	-	147,340	330,317	845,458	6,950,608	569,345	1,298,762	**10,141,830**	150,046	1,266,695
Currency and interest rate swaps	-	-	684,316	1,001,187	3,156,953	824,994	1,501,340	**7,168,790**	44,380	477,349
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	-	**147,340**	**1,014,633**	**1,846,645**	**10,107,561**	**1,394,339**	**2,800,102**	**17,310,620**	**194,426**	**1,744,044**
Cash flow hedge derivatives										
Currency forwards	-	338,801	359,774	24,903	-	-	-	**723,478**	263	269
Interest rate swaps	-	-	-	-	-	-	-	-	-	-
Currency and interest rate swaps	-	146,983	561,979	2,911,890	6,739,986	1,433,999	1,836,615	**13,631,452**	165,650	1,321,448
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	-	**485,784**	**921,753**	**2,936,793**	**6,739,986**	**1,433,999**	**1,836,615**	**14,354,930**	**165,913**	**1,321,717**
Total	-	**633,124**	**1,936,386**	**4,783,438**	**16,847,547**	**2,828,338**	**4,636,717**	**31,665,550**	**360,339**	**3,065,761**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 64

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

	As of December 31, 2022									
	Notional amount								Fair value	
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total MCh$	Assets MCh$	Liabilities MCh$
Fair value hedge derivatives										
Currency forwards	-	-	-	-	-	-	-	-	-	-
Interest rate swaps	-	206,630	447,773	722,845	7,300,878	608,013	1,728,916	**11,015,055**	213,478	1,166,339
Currency and interest rate swaps	-	84,959	706,859	1,512,048	3,149,733	1,200,889	1,462,413	**8,116,901**	75,848	333,097
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	-	**291,589**	**1,154,632**	**2,234,893**	**10,450,611**	**1,808,902**	**3,191,329**	**19,131,956**	**289,326**	**1,499,436**
Cash flow hedge derivatives										
Currency forwards	-	176,664	1,839,766	554,696	-	-	-	**2,571,126**	823	35,332
Interest rate swaps	-	-	-	-	-	-	-	-	-	-
Currency and interest rate swaps	-	486,032	932,204	2,019,072	6,703,372	2,077,260	2,261,958	**14,479,898**	187,613	1,254,026
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	-	**662,696**	**2,771,970**	**2,573,768**	**6,703,372**	**2,077,260**	**2,261,958**	**17,051,024**	**188,436**	**1,289,358**
Total	-	**954,285**	**3,926,602**	**4,808,661**	**17,153,983**	**3,886,162**	**5,453,287**	**36,182,980**	**477,762**	**2,788,794**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 65

In teri m C on s oli d ate d Fi n anci al Sta te me n t Marc h 20 23 / B an c o San ta n de r C hil e 66 Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued a. Micro - hedge accounting Fair value micro - hedges The Bank uses cross - currency swaps, interest rate swaps, and call money swaps to cover its exposure to changes in the hedged item's fair value attributable to the interest rate . These hedging instruments change the effective cost of long - term issues from a fixed to a floating interest rate . The following is a notional breakdown of hedged items and hedging instruments under fair value hedges, effective as of March 31 , 2023 , and December 31 , 2022 , separated by term to maturity : As of March 31, 2023 More than 5 Between 3 years Between 1 year Between 3 months Between 1 month Up to On Total years and 5 years and 3 years and 1 year and 3 months 1 month demand MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged item Credits and receivables from clients 169,197 - - - 169,197 - - - Commercial loans Investment instruments at FVOCI 82,415 82,415 - - - - - - Sovereign bond Chile - - - - - - - - Mortgage bills 1,537,067 981,022 556,045 - - - - - US Treasury bonds 250,000 - - - 250,000 - - - Bonds of the General Treasury of the Republic - - - - - - - - Bonds of the Central Bank of Chile Deposits and other time equivalents: 1,017,605 - - 91,515 361,273 417,477 147,340 - Term deposit Issued debt instruments: 4,390,128 699,146 660,416 2,786,496 244,070 - - - Current or senior bonds 736,362 479,049 177,878 - 79,435 - - - Subordinated Bonds Interbank borrowing: 914,896 - - - 317,740 597,156 - - Interbank loans 6,178,000 - - 6,178,000 - - - - Loans from the Central Bank of Chile 15,275,670 2,241,632 1,394,339 9,056,011 1,421,715 1,014,633 147,340 - Total Hedging instrument: 6,033,840 942,870 824,994 2,455,403 1,126,257 684,316 - - Currency and interest rate swaps 9,241,830 1,298,762 569,345 6,600,608 295,458 330,317 147,340 - Forwards 15,275,670 2,241,632 1,394,339 9,056,011 1,421,715 1,014,633 147,340 - Total

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

	As of December 31, 2022							
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Credits and receivables from clients								
Commercial loans	-	-	-	180,963	-	-	-	**180,963**
Investment instruments at FVOCI								
Sovereign bond Chile	-	-	-	-	-	-	-	-
Mortgage bills	-	-	-	-	-	-	-	-
US Treasury bonds	-	-	-	-	-	594,713	1,389,080	**1,983,793**
Bonds of the General Treasury of the Republic	-	-	-	-	-	-	-	-
Bonds of the Central Bank of Chile	-	-	-	-	-	-	-	-
Deposits and other time equivalents:								
Term deposit	-	206,630	447,773	873,822	141,539	-	-	**1,669,764**
Issued debt instruments:								
Current or senior bonds	-	-	-	122,638	2,569,632	1,038,634	757,861	**4,488,765**
Subordinated Bonds	-	-	-	-	84,959	175,555	485,917	**746,431**
Interbank borrowing:								
Interbank loans	-	84,959	706,859	1,057,470	-	-	-	**1,849,288**
Loans from the Central Bank of Chile	-	-	-	-	6,178,000	-	-	**6,178,000**
Total	**-**	**291,589**	**1,154,632**	**2,234,893**	**8,974,130**	**1,808,902**	**2,632,858**	**17,097,004**
Hedging instrument:								
Currency and interest rate swaps	-	84,959	706,859	1,512,048	2,573,252	1,200,890	903,942	**6,981,950**
Forwards	-	206,630	447,773	722,845	6,400,878	608,012	1,728,916	**10,115,054**
Total	**-**	**291,589**	**1,154,632**	**2,234,893**	**8,974,130**	**1,808,902**	**2,632,858**	**17,097,004**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 67

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

Cash flow micro-hedging

The Bank uses cross-currency swaps to hedge the risk of the variability of cash flows attributable to changes in the interest rate of bonds and interbank loans issued at floating rates and to hedge foreign currency fluctuations, mainly in US dollars. In addition, it uses both forward and cross-currency swaps to hedge the inflation risk on certain items.

The following are the notional amounts of the hedged item as of March 31, 2023, and 2022, and December 31, 2022, and the period in which the flows will occur:

	As of March 31, 2023							
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Loans and receivables at amortised cost								
Mortgage loans	-	485,784	842,318	1,607,646	5,294,597	902,761	1,182,167	**10,315,273**
Investment instruments at FVOCI								
Sovereign bond Chile	-	-	-	-	-	-	-	-
Bonds of the Central Bank of Chile	-	-	-	-	-	-	-	-
Bonds of the General Treasury of the Republic	-	-	-	-	492,371	-	191,906	**684,277**
Deposits and other time equivalents:								
Term deposit	-	-	-	-	-	-	-	-
Issued debt instruments:								
Current or senior bonds	-	-	-	-	320,179	-	-	**320,179**
Subordinated Bonds	-	-	-	450,993	632,839	531,238	462,542	**2,077,612**
Interbank borrowing:								
Interbank loans	-	-	79,435	878,154	-	-	-	**957,589**
Total	-	**485,784**	**921,753**	**2,936,793**	**6,739,986**	**1,433,999**	**1,836,615**	**14,354,930**
Hedging instrument:								
Currency and interest rate swaps	-	146,983	561,979	2,911,890	6,739,986	1,433,999	1,836,615	**13,631,452**
Forwards	-	338,801	359,774	24,903	-	-	-	**723,478**
Total	-	**485,784**	**921,753**	**2,936,793**	**6,739,986**	**1,433,999**	**1,836,615**	**14,354,930**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 68

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

	As of December 31, 2022							
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Loans and receivables at amortised cost								
Mortgage loans	-	545,747	2,563,558	1,999,451	5,568,862	1,026,081	1,577,002	**13,280,701**
Investment instruments at FVOCI								
Sovereign bond Chile	-	-	-	-	-	-	-	-
Bonds of the Central Bank of Chile	-	-	-	-	-	-	-	-
Bonds of the General Treasury of the Republic	-	-	-	-	-	492,370	191,906	**684,276**
Deposits and other time equivalents:								
Term deposit	-	-	-	-	-	-	-	-
Issued debt instruments:								
Current or senior bonds	-	-	-	-	315,999	-	-	**315,999**
Subordinated Bonds	-	70,222	140,444	245,526	818,511	558,809	493,051	**2,326,563**
Interbank borrowing:								
Interbank loans	-	46,727	67,967	328,791	-	-	-	**443,485**
Total	-	**662,696**	**2,771,969**	**2,573,768**	**6,703,372**	**2,077,260**	**2,261,959**	**17,051,024**
Hedging instrument:								
Currency and interest rate swaps	-	486,032	932,203	2,019,072	6,703,372	2,077,260	2,261,959	**14,479,898**
Forwards	-	176,664	1,839,766	554,696	-	-	-	**2,571,126**
Total	-	**662,696**	**2,771,969**	**2,573,768**	**6,703,372**	**2,077,260**	**2,261,959**	**17,051,024**

i. Projection of flows by interest rate risk:

The estimation of the periods in which the flows are expected to arise is presented below:

	As of March 31, 2023							
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	(857)	(1,258)	(4,241)	(10,186)	(4,809)	(3,841)	**(25,192)**
Net flows	-	(857)	(1,258)	(4,241)	(10,186)	(4,809)	(3,841)	**(25,192)**
Hedging instrument								
Inflows	-	-	-	-	-	-	-	-
Outflows (*)	-	857	1,258	4,241	10,186	4,809	3,841	**25,192**
Net flows	-	857	1,258	4,241	10,186	4,809	3,841	**25,192**

(*) Includes only that portion of the hedging instrument's projected cash flows (derivative) used to hedge interest rate risk.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 69

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

	As of December 31, 2022							
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Inflows	-	-	4,267	4,627	-	-	-	**8,894**
Outflows	-	(288)	(733)	(5,993)	(10,273)	(5,063)	(4,310)	**(26,660)**
Net flows	**-**	**(288)**	**3,534**	**(1,366)**	**(10,273)**	**(5,063)**	**(4,310)**	**(17,766)**
Hedging instrument								
Inflows	-	-	(4,267)	(4,627)	-	-	-	**(8,894)**
Outflows (*)	-	288	733	5,993	10,273	5,063	4,310	**26,660**
Net flows	**-**	**288**	**(3,534)**	**1,366**	**10,273**	**5,063**	**4,310**	**17,766**

(*) Includes only that portion of the hedging instrument's projected cash flows (derivative) used to hedge interest rate risk.

ii. Projection of cash flows by inflation risk:

	As of March 31, 2023							
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Inflows	-	49,047	104,577	479,330	1,154,854	417,355	597,809	**2,802,972**
Outflows	-	(6,266)	(1,330)	(28,038)	(93,992)	(55,425)	(56,537)	**(241,588)**
Net flows	-	**42,781**	**103,247**	**451,292**	**1,060,862**	**361,930**	**541,272**	**2,561,384**
Hedging instrument								
Inflows	-	6,266	1,330	28,038	93,992	55,425	56,537	**241,588**
Outflows	-	(49,047)	(104,577)	(479,330)	(1,154,854)	(417,355)	(597,809)	**(2,802,972)**
Net flows	-	**(42,781)**	**(103,247)**	**(451,292)**	**(1,060,862)**	**(361,930)**	**(541,272)**	**(2,561,384)**

	As of December 31, 2022							
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Inflows	-	112,209	410,507	397,542	1,197,961	393,717	702,610	**3,214,546**
Outflows	-	(10,882)	(24,505)	(20,551)	(98,565)	(52,368)	(52,297)	**(259,168)**
Net flows	-	**101,327**	**386,002**	**376,991**	**1,099,396**	**341,349**	**650,313**	**2,955,378**
Hedging instrument								
Inflows	-	10,882	24,505	20,551	98,565	52,368	52,297	**259,168**
Outflows	-	(112,209)	(410,507)	(397,542)	(1,197,961)	(393,717)	(702,610)	**(3,214,546)**
Net flows	-	**(101,327)**	**(386,002)**	**(376,991)**	**(1,099,396)**	**(341,349)**	**(650,313)**	**(2,955,378)**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 70

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

iii. Projection of cash flows by exchange rate risk

	As of March 31, 2023							
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	(1,026)	(6,713)	(78,135)	(3,648)	(3,208)	(1,606)	**(94,336)**
Net flows	-	(1,026)	(6,713)	(78,135)	(3,648)	(3,208)	(1,606)	**(94,336)**
Hedging instrument								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	1,026	6,713	78,135	3,648	3,208	1,606	**94,336**
Net flows	-	1,026	6,713	78,135	3,648	3,208	1,606	**94,336**

	As of December 31, 2022							
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	(5,687)	(4,281)	(20,192)	(6,784)	(3,208)	(1,606)	**(41,759)**
Net flows	-	**(5,687)**	**(4,281)**	**(20,192)**	**(6,784)**	**(3,208)**	**(1,606)**	**(41,759)**
Hedging instrument								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	5,687	4,281	20,192	6,784	3,208	1,606	**41,759**
Net flows	-	**5,687**	**4,281**	**20,192**	**6,784**	**3,208**	**1,606**	**41,759**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 71

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

b. Effect on other comprehensive income

The valuation generated by those hedging instruments used in cash flow hedges whose effect was recorded in the Interim Consolidated Statements of Changes in Equity, specifically within 'accumulated other comprehensive income', in cash flow hedges, is presented as follows:

Hedged item	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Interbank borrowing	(2,182)	(2,343)
Time deposits and other term equivalents	-	-
Issued debt instruments	8,987	415
Debt instruments at FVOCI	(29,664)	(22,571)
Loans and receivables at amortised cost	(174,308)	(94,339)
Total	**(197,167)**	**(118,838)**

Considering that the variable flows of both the hedged item and the hedging instrument are mirrors of each other, the hedges are close to 100% efficient; This entails that all variations in value attributable to components of the hedged risk are almost fully netted.

The Bank did not record any forecasted future transactions in its cash flow hedge accounting portfolio during the period.

c. Effect on results

The result generated by the cash flow derivatives whose effect was transferred from other comprehensive income into the results for the period is presented below:

Hedged item	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Bond hedge derivatives	214	(826)
Interbank loans hedge derivatives	(1,174)	(4,762)
Mortgage loans hedge derivatives	(9,434)	(37,698)
Cash flow hedge net income(*)	**(10,934)**	**(43,286)**

(*) See Note 28 'Equity', letter f.

d. Net investment hedges in foreign operations

As of March 31, 2023, and December 31, 2022, the Bank has no net foreign investment hedges in its hedge accounting portfolio.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 72

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

e. Fair value macro-hedges

The Bank has macro-hedges for loans and accounts receivable from clients, specifically for the mortgage and commercial loan portfolios. The details are presented below:

	Notional amount							
As of March 31, 2023	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Loans and receivables at amortised cost:								
Mortgage loans	-	-	-	124,930	451,551	-	558,470	**1,134,951**
Commercial loans	-	-	-	300,000	600,000	-	-	**900,000**
TOTAL	**-**	**-**	**-**	**424,930**	**1,051,551**	**-**	**558,470**	**2,034,951**
Hedging instrument								
Currency and interest rate swaps	-	-	-	124,930	451,551	-	558,470	**1,134,951**
Interest rate swaps	-	-	-	300,000	600,000	-	-	**900,000**
TOTAL	**-**	**-**	**-**	**424,930**	**1,051,551**	**-**	**558,470**	**2,034,951**

	Notional amount							
As of December 31, 2022	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Loans and receivables at amortised cost:								
Mortgage loans	-	-	-	-	576,481	-	558,470	**1,134,951**
Commercial loans	-	-	-	-	900,000	-	-	**900,000**
TOTAL	**-**	**-**	**-**	**-**	**1,476,481**	**-**	**558,470**	**2,034,951**
Hedging instrument								
Currency and interest rate swaps	-	-	-	-	576,481	-	558,470	**1,134,951**
Interest rate swaps	-	-	-	-	900,000	-	-	**900,000**
TOTAL	**-**	**-**	**-**	**-**	**1,476,481**	**-**	**558,470**	**2,034,951**

As of March 31, 2023, and December 31, 2022, the figures of MCh$184,157 and MCh$160,531, respectively, are presented in 'other assets' for the mark-to-market valuation of the net assets or liabilities hedged in a macro hedge (Note 19).

As of March 31, 2023, and December 31, 2022, MCh$123,074 and MCh$85,725, respectively, are presented in 'other liabilities' for the mark-to-market valuation of hedged liabilities in a macro hedge (Note N 27).

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 73

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST

The composition and balances as of March 31, 2023, and as of December 31, 2022, of financial assets at amortised cost are as follows:

	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Financial assets at amortised cost		
Rights under repurchase and securities lending agreements		
Transactions with domestic banks	-	-
Transactions with foreign banks	-	-
Transactions with other entities in the country	-	-
Transactions with other entities abroad	-	-
Accrued impairment on rights under repurchase agreements and securities lending agreements	-	-
Subtotal	**-**	**-**
Debt financial instruments		
Instruments of the Chilean Central Bank and Government	4,756,840	4,868,485
Other financial debt instruments issued in the country	-	-
Financial debt instruments issued abroad	-	-
Accrued impairment on debt financial instruments	(1,100)	(894)
Subtotal	**4,755,740**	**4,867,591**
Interbank loans		
Domestic bank	-	-
Provisions for loans to domestic banks	-	-
Foreign banks	32,873	32,991
Provisions for loans to foreign banks	(45)	(36)
Central Bank of Chile	-	-
Foreign Central Banks	-	-
Subtotal	**32,828**	**32,955**
Credits and receivables from clients		
Commercial loans	**17,507,798**	**17,684,589**
Commercial loans	13,183,832	13,292,397
Foreign trade loans	1,634,917	1,612,508
Current account debtors	138,695	132,261
Credit card debtors	144,062	132,677
Factoring transactions	788,823	878,390
Commercial leasing transactions	1,318,772	1,345,977
Student loans	51,537	52,833
Other loans and accounts receivable	247,160	237,546
Mortgage loans	**16,029,869**	**15,729,009**
Mortgage loans with letters of credit	1,437	1,913
Endorsable mortgage loans	1,899	2,238
Mortgage bond-financed loans	86,988	87,621
Other mutual mortgage loans	15,863,558	15,557,695
Financial leasing transactions for housing	-	-
Other loans and accounts receivable	75,987	79,542
Consumer loans	**5,340,597**	**5,282,812**
Consumer loans in instalments	3,618,765	3,579,360
Current account debtors	154,387	155,656
Credit card debtors	1,563,942	1,544,176
Consumer finance leasing transactions	2,525	2,652
Other loans and accounts receivable	978	968
Provisions established for credit risk	**(1,051,418)**	**(1,036,525)**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 74

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and as of December 31, 2022 (641,014) (632,272) Provisions for commercial loans (106,591) (121,477) Provisions for mortgage loans (288,920) (297,669) Provisions for consumer loans 37,659,885 37,826,846 Subtotal 42,560,431 42,615,414 Total Financial Assets at amortised cost In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 75

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

a. Rights under repurchase and securities lending agreements

As of March 31, 2023, and December 31, 2022, the Bank does not hold any instruments with purchase commitment rights.

b. Debt financial instruments

As of March 31, 2023, and December 31, 2022, the composition of debt financial instruments is as follows:

	As of March 31, 2023	As of December 31, 2022
	MCh$	MCh$
Instruments of the Chilean Central Bank and Government		
Debt financial instruments of the Central Bank of Chile	-	-
Bonds and promissory notes of the Treasury General of the Republic	4,756,840	4,868,485
Other fiscal debt financial instruments	-	-
Subtotal	**4,756,840**	**4,868,485**
Other financial debt instruments issued in the country		
Debt financial instruments of other banks in the country	-	-
Bonds and bills of exchange of domestic companies	-	-
Other financial debt instruments issued in the country	-	-
Subtotal	-	-
Financial debt instruments issued abroad		
Foreign Central Bank debt financial instruments	-	-
Financial debt instruments of foreign governments and fiscal entities abroad	-	-
Debt financial instruments of other banks abroad	-	-
Bonds and bills of exchange of companies abroad	-	-
Other financial debt instruments issued abroad	-	-
Subtotal	-	-
Accrued impairment on debt financial instruments	**(1,100)**	**(894)**
Subtotal	**(1,100)**	**(894)**
Total	**4,755,740**	**4,867,591**

This portfolio has no instruments sold to customers and financial institutions under repurchase agreements.

Provisions for credit risk amounted to MCh$1,100 and MCh$894 as of March 31, 2023, and December 31, 2022, respectively.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 76

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Analysis of changes in the impairment value as of March 31, 2023, and December 31, 2022, is as follows:

	Phase 1 MCh$	Phase 2 MCh$	Phase 3 MCh$	Total
Balance as of January 1, 2023	**894**	**-**	**-**	**894**
Change in measurement without portfolio reclassifying during the period	228	-	-	**228**
Transfer to phase 1	-	-	-	**-**
Transfer to phase 2	-	-	-	**-**
Transfer to phase 3	-	-	-	**-**
New assets originated	-	-	-	**-**
Sale or assignment of credits or maturities	(22)	-	-	**(22)**
Paid from credits	-	-	-	**-**
Other changes in provisions	-	-	-	**-**
Balance as of March 31, 2023	**1,100**	**-**	**-**	**1,100**

	Phase 1 MCh$	Phase 2 MCh$	Phase 3 MCh$	Total
Balance as of January 1, 2022	**710**	**-**	**-**	**710**
Change in measurement without portfolio reclassifying during the period	184	-	-	**184**
Transfer to phase 1	-	-	-	**-**
Transfer to phase 2	-	-	-	**-**
Transfer to phase 3	-	-	-	**-**
New assets originated	-	-	-	**-**
Sale or assignment of credits or maturities	-	-	-	**-**
Paid from credits	-	-	-	**-**
Other changes in provisions	-	-	-	**-**
As of December 31, 2022	**894**	**-**	**-**	**894**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 77

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

c. Iterbank loans

As of March 31, 2023, and December 31, 2022, the detail of amounts owed to banks is as follows:

Interbank loans As of March 31, 2023 (In MCh$)	Financial assets before provisions				Established provisions				
	Normal portfolio Evaluation Individual	Substandard Portfolio Evaluation Individual	Non-performing portfolio Evaluation Individual	Total	Normal portfolio Evaluation Individual	Substandard Portfolio Evaluation Individual	Non-performing portfolio Evaluation Individual	Total	Net financial assets
Banks in the country									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade credits Chilean exports	-	-	-	-	-	-	-	-	-
Foreign trade credits Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade credits between third countries	-	-	-	-	-	-	-	-	-
Non-transferable deposits in domestic bank	-	-	-	-	-	-	-	-	-
Other loans with domestic banks	-	-	-	-	-	-	-	-	-
Foreign banks									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade credits Chilean exports	32,873	-	-	**32,873**	45	-	-	**45**	**32,828**
Foreign trade credits Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade credits between third countries	-	-	-	-	-	-	-	-	-
Current account deposits with banks abroad for derivative transactions	-	-	-	-	-	-	-	-	-
Other non-transferable deposits with banks abroad	-	-	-	-	-	-	-	-	-
Other loans with foreign banks	-	-	-	-	-	-	-	-	-
Subtotal domestic and foreign banks	**32,873**	**-**	**-**	**32,873**	**45**	**-**	**-**	**45**	**32,828**
Central Bank of Chile									
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Foreign central banks	-	-	-	-	-	-	-	-	-
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Subtotal Central Bank of Chile and foreign Central Banks	-	-	-	-	-	-	-	-	-
TOTAL	**32,873**	**-**	**-**	**32,873**	**45**	**-**	**-**	**45**	**32,828**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 78

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Interbank loans As of December 31, 2022 (In MCh$)	Financial assets before provisions				Established provisions				
	Normal portfolio Evaluation Individual	Substandard Portfolio Evaluation Individual	Non-performing portfolio Evaluation Individual	Total	Normal portfolio Evaluation Individual	Substandard Portfolio Evaluation Individual	Non-performing portfolio Evaluation Individual	Total	Net financial assets
Banks in the country									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade credits Chilean exports	-	-	-	-	-	-	-	-	-
Foreign trade credits Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade credits between third countries	-	-	-	-	-	-	-	-	-
Non-transferable deposits in domestic bank	-	-	-	-	-	-	-	-	-
Other loans with domestic banks	-	-	-	-	-	-	-	-	-
Foreign banks									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade credits Chilean exports	32,991	-	-	32,991	36	-	-	36	32,955
Foreign trade credits Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade credits between third countries	-	-	-	-	-	-	-	-	-
Current account deposits with banks abroad for derivative transactions	-	-	-	-	-	-	-	-	-
Other non-transferable deposits with banks abroad	-	-	-	-	-	-	-	-	-
Other loans with foreign banks	-	-	-	-	-	-	-	-	-
Subtotal domestic and foreign banks	**32,991**	**-**	**-**	**32,991**	**36**	**-**	**-**	**36**	**32,955**
Central Bank of Chile									
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Foreign central banks	-	-	-	-	-	-	-	-	-
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Subtotal Central Bank of Chile and foreign Central Banks	-	-	-	-	-	-	-	-	-
TOTAL	**32,991**	**-**	**-**	**32,991**	**36**	**-**	**-**	**36**	**32,955**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 79

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

d. Credits and receivables from clients

The balances of Loans and receivables from customers as of March 31, 2023, and December 31, 2022, are as follows:

Loans and receivables As of March 31, 2023 (MCh$)	Financial assets before provisions						Established provisions						Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Normal portfolio Evaluation		Substandard Portfolio Evaluation	Non-performing portfolio Evaluation		Total	Normal portfolio Evaluation		Substandard Portfolio Evaluation	Non-performing portfolio Evaluation		Subtotal			
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	7,650,202	3,712,884	891,251	580,408	349,087	**13,183,832**	52,764	60,968	27,478	181,204	165,943	**488,357**	17,596	**505,953**	**12,677,879**
Foreign trade credits Chilean exports	801,539	7,253	40,265	10,484	1,667	**861,208**	12,009	216	2,293	7,166	1,378	**23,062**	-	**23,062**	**838,146**
Foreign trade credits Chilean imports	707,095	34,285	16,934	12,422	1,860	**772,596**	12,863	921	2,099	6,414	1,436	**23,733**	-	**23,733**	**748,863**
Foreign trade credits between third countries	1,113	-	-	-	-	**1,113**	16	-	-	-	-	**16**	-	**16**	**1,097**
Current account debtors	75,115	39,209	14,305	2,624	7,442	**138,695**	1,300	1,267	1,472	1,266	5,500	**10,805**	-	**10,805**	**127,890**
credit card debtors	39,068	91,749	3,559	1,183	8,503	**144,062**	963	3,089	422	619	6,197	**11,290**	-	**11,290**	**132,772**
Factoring transactions	731,169	37,426	11,017	4,163	5,048	**788,823**	8,366	850	426	2,006	2,109	**13,757**	-	**13,757**	**775,066**
Commercial leasing transactions	919,632	190,516	128,840	70,578	9,206	**1,318,772**	3,659	4,671	2,129	9,759	6,396	**26,614**	37	**26,651**	**1,292,121**
Student loans	-	42,547	-	-	8,990	**51,537**	-	1,454	-	-	2,138	**3,592**	-	**3,592**	**47,945**
Other loans and accounts receivable	3,613	225,281	3,476	11,210	3,580	**247,160**	46	2,794	764	7,997	1,812	**13,413**	-	**13,413**	**233,747**
Subtotal	**10,928,546**	**4,381,150**	**1,109,647**	**693,072**	**395,383**	**17,507,798**	**91,986**	**76,230**	**37,083**	**216,431**	**192,909**	**614,639**	**17,633**	**632,272**	**16,875,526**
Mortgage loans															
Loans with mortgage finance	-	1,365	-	-	72	**1,437**	-	3	-	-	23	**26**	-	**26**	**1,411**
Endorsable mortgage mutual loans	-	1,700	-	-	199	**1,899**	-	4	-	-	75	**79**	-	**79**	**1,820**
Mortgage bond-financed loans	-	84,565	-	-	2,423	**86,988**	-	136	-	-	284	**420**	-	**420**	**86,568**
Other mutual mortgage loans	-	15,369,057	-	-	494,501	**15,863,558**	-	30,793	-	-	88,490	**119,283**	-	**119,283**	**15,744,275**
Financial leasing transaction for housing	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
Other loans and accounts receivable	-	70,914	-	-	5,073	**75,987**	-	208	-	-	1,461	**1,669**	-	**1,669**	**74,318**
Subtotal	**-**	**15,527,601**	**-**	**-**	**502,268**	**16,029,869**	**-**	**31,144**	**-**	**-**	**90,333**	**121,477**	**-**	**121,477**	**15,908,392**
Consumer loans															
Consumer loans in instalments	-	3,449,897	-	-	168,868	**3,618,765**	-	118,397	-	-	101,790	**220,187**	-	**220,187**	**3,398,578**
Current account debtors	-	147,172	-	-	7,215	**154,387**	-	8,534	-	-	5,656	**14,190**	-	**14,190**	**140,197**
Credit card debtors	-	1,538,477	-	-	25,465	**1,563,942**	-	42,585	-	-	20,043	**62,628**	-	**62,628**	**1,501,314**
Consumer finance leasing transactions	-	2,501	-	-	24	**2,525**	-	28	-	-	19	**47**	-	**47**	**2,478**
Other loans and accounts receivable	-	233	-	-	745	**978**	-	37	-	-	580	**617**	-	**617**	**361**
Subtotal	**-**	**5,138,280**	**-**	**-**	**202,317**	**5,340,597**	**-**	**169,581**	**-**	**-**	**128,088**	**297,669**	**-**	**297,669**	**5,042,928**
TOTAL	**10,928,546**	**25,047,031**	**1,109,647**	**693,072**	**1,099,968**	**38,878,264**	**91,986**	**276,955**	**37,083**	**216,431**	**411,330**	**1,033,785**	**17,633**	**1,051,418**	**37,826,846**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 80

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Loans and receivables to customers As of December 31, 2022 (MCh$)	Financial assets before provisions						Established provisions						Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Normal portfolio Evaluation		Substandard Portfolio Evaluation	Non-performing portfolio Evaluation		Total	Normal portfolio Evaluation		Substandard Portfolio Evaluation	Non-performing portfolio Evaluation		Subtotal			
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	7,627,519	3,866,928	885,271	585,601	327,078	**13,292,397**	56,668	65,883	26,801	184,998	161,386	**495,736**	19,387	**515,123**	**12,777,274**
Foreign trade credits Chilean exports	685,220	8,382	50,006	7,297	1,731	**752,636**	12,438	212	3,936	5,293	1,432	**23,311**	-	**23,311**	**729,325**
Foreign trade credits Chilean imports	790,431	41,652	10,309	14,476	1,689	**858,557**	15,062	1,133	1,049	8,549	1,322	**27,115**	-	**27,115**	**831,442**
Foreign trade credits between third countries	1,315	-	-	-	-	**1,315**	17	-	-	-	-	**17**	-	**17**	**1,298**
Current account debtors	72,152	38,402	12,368	2,501	6,838	**132,261**	1,190	1,237	1,209	1,325	5,098	**10,059**	-	**10,059**	**122,202**
credit card debtors	29,402	91,021	3,430	1,145	7,679	**132,677**	754	3,001	400	565	5,610	**10,330**	-	**10,330**	**122,347**
Factoring transactions	819,243	41,255	12,170	3,089	2,633	**878,390**	7,121	981	690	1,827	1,242	**11,861**	-	**11,861**	**866,529**
Commercial leasing transactions	922,770	203,517	136,773	73,144	9,773	**1,345,977**	3,767	4,429	2,242	9,416	6,778	**26,632**	37	**26,669**	**1,319,308**
Student loans	-	44,877	-	-	7,956	**52,833**	-	1,472	-	-	2,078	**3,550**	-	**3,550**	**49,283**
Other loans and accounts receivable	4,188	218,106	390	11,537	3,325	**237,546**	53	2,833	93	8,116	1,884	**12,979**	-	**12,979**	**224,567**
Subtotal	**10,952,240**	**4,554,140**	**1,110,717**	**698,790**	**368,702**	**17,684,589**	**97,070**	**81,181**	**36,420**	**220,089**	**186,830**	**621,590**	**19,424**	**641,014**	**17,043,575**
Mortgage loans															
Loans with mortgage finance	-	1,809	-	-	104	**1,913**	-	3	-	-	28	**31**	-	**31**	**1,882**
Endorsable mortgage mutual loans	-	2,000	-	-	238	**2,238**	-	4	-	-	80	**84**	-	**84**	**2,154**
Mortgage bond-financed loans	-	85,395	-	-	2,226	**87,621**	-	139	-	-	241	**380**	-	**380**	**87,241**
Other mutual mortgage loans	-	15,141,159	-	-	416,536	**15,557,695**	-	29,302	-	-	75,640	**104,942**	-	**104,942**	**15,452,753**
Financial leasing transaction for housing	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
Other loans and accounts receivable	-	76,582	-	-	2,960	**79,542**	-	145	-	-	1,009	**1,154**	-	**1,154**	**78,388**
Subtotal	**-**	**15,306,945**	**-**	**-**	**422,064**	**15,729,009**	**-**	**29,593**	**-**	**-**	**76,998**	**106,591**	**-**	**106,591**	**15,622,418**
Consumer loans															
Consumer loans in instalments	-	3,429,217	-	-	150,143	**3,579,360**	-	119,050	-	-	97,598	**216,648**	-	**216,648**	**3,362,712**
Current account debtors	-	149,167	-	-	6,489	**155,656**	-	8,402	-	-	5,107	**13,509**	-	**13,509**	**142,147**
Credit card debtors	-	1,521,922	-	-	22,254	**1,544,176**	-	40,587	-	-	17,536	**58,123**	-	**58,123**	**1,486,053**
Consumer finance leasing transactions	-	2,652	-	-	-	**2,652**	-	34	-	-	-	**34**	-	**34**	**2,618**
Other loans and accounts receivable	-	261	-	-	707	**968**	-	46	-	-	560	**606**	-	**606**	**362**
Subtotal	**-**	**5,103,219**	**-**	**-**	**179,593**	**5,282,812**	**-**	**168,119**	**-**	**-**	**120,801**	**288,920**	**-**	**288,920**	**4,993,892**
TOTAL	**10,952,240**	**24,964,304**	**1,110,717**	**698,790**	**970,359**	**38,696,410**	**97,070**	**278,893**	**36,420**	**220,089**	**384,629**	**1,017,101**	**19,424**	**1,036,525**	**37,659,885**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 81

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

e. Contingent loans

Contingent loan balances as of March 31, 2023, and December 31, 2022, are as follows:

Credit risk exposure from contingent loans As of March 31, 2023 (MCh$)	Contingent credit exposure before provisions						Established provisions						Net contingent credit risk exposure
	Normal portfolio		Substandard Portfolio	Non-performing portfolio		Total	Normal portfolio		Substandard Portfolio	Non-performing portfolio		Total	
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation			
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group		
Guarantees and sureties	634,755	536	18,811	119	-	**654,221**	2,113	12	6,788	107	-	**9,020**	**645,201**
Letters of credit for goods movement operations	43,173	255	70	-	-	**43,498**	407	5	8	-	-	**420**	**43,078**
Debt purchase commitments in local currencies abroad	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Transactions related to contingent events	648,361	26,676	30,085	8,123	843	**714,088**	9,145	634	2,286	4,662	650	**17,377**	**696,711**
Immediately repayable unrestricted credit lines	185,060	721,409	1,993	989	5,077	**914,528**	1,178	5,146	193	326	3,575	**10,418**	**904,110**
Unrestricted credit lines	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Credits for higher studies Law No 20,027 (CAE)	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Other irrevocable credit commitments	248,145	20	121,309	-	-	**369,474**	1,445	291	-	-	-	**1,736**	**367,738**
Other contingent credits	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 82

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Exposure to credit risk from contingent loans As of December 31, 2022 (MCh$)	Contingent credit exposure before provisions						Established provisions						Net contingent credit risk exposure
	Normal portfolio		Substandard Portfolio	Non-performing portfolio		Total	Normal portfolio		Substandard Portfolio	Non-performing portfolio		Total	
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation			
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group		
Guarantees and sureties	902,883	615	20,547	127	-	**924,172**	2,825	13	6,299	115	-	**9,252**	**914,920**
Letters of credit for goods movement operations	50,835	253	16	-	-	**51,104**	338	6	2	-	-	**346**	**50,758**
Debt purchase commitments in local currencies abroad	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Transactions related to contingent events	689,499	29,963	29,707	7,489	775	**757,433**	9,512	731	2,387	3,964	624	**17,218**	**740,215**
Immediately repayable unrestricted credit lines	235,723	729,568	1,997	848	4,108	**972,244**	1,308	5,177	185	298	2,922	**9,890**	**962,354**
Unrestricted credit lines	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Credits for higher studies Law No 20,027 (CAE)	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Other irrevocable credit commitments	239,962	103,468	-	-	-	**343,430**	1,053	210	-	-	-	**1,263**	**342,167**
Other contingent credits	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 83

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

f. Breakdown of movement in established provisions - Receivable from banks

Breakdown of movement in established provisions - Receivable from banks, as of March 31, 2023, and December 31, 2022, is as follows:

Breakdown of movement in provisions established for credit risk portfolio during the period As of March 31, 2023 (MCh$)	Movement in portfolio provisions for the period Individual assessment			
	Normal Portfolio	Substandard Portfolio	Non-performing portfolio	Total
Balance as of January 1, 2023	36	-	-	36
Provision establishment/(release) by:				
Change in measurement without portfolio reclassifying during the period:	-	-	-	-
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:	-	-	-	-
Individual Normal to Substandard	-	-	-	-
Individual Normal to Individual Non-performing	-	-	-	-
Substandard to Individual Non-performing	-	-	-	-
Substandard to Individual Normal	-	-	-	-
Individual Non-performing to Substandard	-	-	-	-
Individual Non-performing to Individual Normal	-	-	-	-
New credits originated	47	-	-	47
New credits due to translation from contingent to loan	-	-	-	-
New credits purchased	-	-	-	-
Sale or assignment of credits	-	-	-	-
Paid from credits	(36)	-	-	(36)
Provision application for charge-offs	-	-	-	-
Recovery of impaired loans	-	-	-	-
Exchange rate difference	(2)	-	-	(2)
Other changes in provisions	-	-	-	-
Balance as of March 31, 2023	45	-	-	45

Breakdown of movement in provisions established for credit risk portfolio during the period As of December 31, 2022 (MCh$)	Movement in portfolio provisions for the period Individual assessment			
	Normal Portfolio	Substandard Portfolio	Non-performing Portfolio	Total
Balance as of January 1, 2022	-	-	-	-
Provision establishment/(release) by:				
Change in measurement without portfolio reclassifying during the period:	-	-	-	-
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:	-	-	-	-
Individual normal to Substandard	-	-	-	-
Individual normal to Individual non-performing	-	-	-	-
Substandard to Individual Non-performing	-	-	-	-
Substandard to Individual Normal	-	-	-	-
Individual non-performing to Substandard	-	-	-	-
Individual non-performing to Individual normal	-	-	-	-
New credits originated	32	-	-	32
New credits due to translation from contingent to loan	-	-	-	-
New credits purchased	-	-	-	-
Sale or assignment of credits	-	-	-	-
Paid from credits	-	-	-	-
Provision application for charge-offs	-	-	-	-
Recovery of impaired loans	-	-	-	-
Exchange rate difference	4	-	-	4
Other changes in provisions	-	-	-	-
Balance as of December 31, 2022	36	-	-	36

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 84

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

g. Breakdown of movement in established provisions - Commercial Loans

Breakdown of movement in established provisions - Commercial Loans, as of March 31, 2023, and December 31, 2022, is as follows:

Breakdown of movement in provisions established for credit risk portfolio during the period As of March 31, 2023 (MCh$)	Movement in portfolio provisions for the period							
	Normal portfolio Evaluation		Substandard Portfolio	Non-performing portfolio Evaluation		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total
	individual	group		individual	group			
Commercial loans								
Balance as of January 1, 2023	**97,070**	**81,181**	**36,420**	**220,089**	**186,830**	**621,590**	**19,424**	**641,014**
Provision establishment/(release) by:								
Change in measurement without portfolio reclassifying during the period:	5,022	25,964	5,965	6,021	18,867	**61,839**	93	**61,932**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:								
Individual Normal to Substandard	(1,823)	-	3,063	-	-	**1,240**	119	**1,359**
Individual Normal to Individual Non-performing	(55)	-	-	14	-	**(41)**	-	**(41)**
Substandard to Individual Non-performing	-	-	(5,747)	9,888	-	**4,141**	1	**4,142**
Substandard to Individual Normal	936	-	(1,587)	-	-	**(651)**	20	**(631)**
Individual Non-performing to Substandard	-	-	1,121	(4,334)	-	**(3,213)**	-	**(3,213)**
Individual Non-performing to Individual Normal	-	-	-	-	-	**0**	-	**0**
Group Normal to Group Non-performing	-	(9,809)	-	-	23,243	**13,434**	194	**13,628**
Group Non-performing to Group Normal	-	876	-	-	(8,509)	**(7,633)**	24	**(7,609)**
Individual (normal, Substandard, Non-performing) to Group (Normal, Non-compliance)	726	-	33	-	-	**759**	-	**759**
Group (Normal, Non-performing) to Individual (Normal, Substandard, Non-compliance)	-	(449)	0	-	-	**(449)**	26	**(423)**
New credits originated	50,114	7,137	9,187	39,408	1,929	**107,775**	24	**107,799**
New credits due to translation from contingent to loan	196	389	118	8	11	**722**	-	**722**
New credits purchased	-	-	-	-	-	**-**	-	**-**
Sale or assignment of credits	-	-	-	-	-	**-**	-	**-**
Paid from credits	(57,844)	(28,937)	(10,973)	(47,975)	(15,795)	**(161,524)**	(2,058)	**(163,582)**
Provision application for charge-offs	-	(247)	-	(3,040)	(13,765)	**(17,052)**	-	**(17,052)**
Recovery of impaired loans	-	-	-	-	-	**-**	-	**-**
Changes in models and methodologies	-	-	-	-	-	**-**	-	**-**
Exchange rate difference	(2,370)	(19)	(506)	(3,758)	(208)	**(6,861)**	-	**(6,861)**
Other changes in provisions	14	144	(11)	110	306	**563**	(234)	**329**
Balance as of March 31, 2023	**91,986**	**76,230**	**37,083**	**216,431**	**192,909**	**614,639**	**17,633**	**632,272**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 85

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Breakdown of movement in provisions established for credit risk portfolio during the period As of December 31, 2022 (MCh$)	Movement in portfolio provisions for the period							
	Normal portfolio Evaluation		Substandard Portfolio	Non-performing portfolio Evaluation		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total
	individual	group		individual	group			
Commercial loans								
Balance as of January 1, 2022	**100,236**	**77,025**	**42,815**	**187,136**	**182,489**	**589,701**	**30,288**	**619,989**
Provision establishment/(release) by:								
Change in measurement without portfolio reclassifying during the period:	26,136	92,049	19,040	37,576	78,427	**253,228**	71	**253,299**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:								
Individual Normal to Substandard	(9,896)	-	18,147	-	-	**8,251**	880	**9,131**
Individual Normal to Individual Non-performing	(110)	-	-	202	-	**92**	-	**92**
Substandard to Individual Non-performing	-	-	(18,228)	44,675	-	**26,447**	11	**26,458**
Substandard to Individual Normal	5,179	-	(8,479)	0	-	**(3,300)**	552	**(2,748)**
Individual Non-performing to Substandard	-	-	1,109	(2,309)	-	**(1,200)**	-	**(1,200)**
Individual Non-performing to Individual normal	17	-	-	(36)	-	**(19)**	-	**(19)**
Group Normal to Group Non-performing	-	(31,489)	-	-	68,623	**37,134**	724	**37,858**
Group Non-performing to Group Normal	-	14,224	-	-	(51,455)	**(37,231)**	65	**(37,166)**
Individual (Normal, Substandard, Non-performing) to Group (Normal, Non-compliance)	1,586	-	417	(4,142)	-	**(2,139)**	392	**(1,747)**
Group (Normal, Non-performing) to Individual (Normal, Substandard, Non-Compliance)	(6)	1,670	-	-	2,977	**4,641**	245	**4,886**
New credits originated	238,169	23,977	34,685	162,871	9,762	**469,464**	356	**469,820**
New credits due to translation from contingent to loan	912	1,408	543	53	39	**2,955**	-	**2,955**
New credits purchased	-	-	-	-	-	-	-	-
Sale or assignment of credits	-	-	-	-	(224)	**(224)**	-	**(224)**
Paid from credits	(265,643)	(97,169)	(53,612)	(197,479)	(81,568)	**(695,471)**	(14,160)	**(709,631)**
Provision application for charge-offs	-	(336)	-	(6,921)	(22,552)	**(29,809)**	-	**(29,809)**
Recovery of impaired loans	-	-	-	-	-	-	-	-
Changes in models and methodologies	-	-	-	-	-	-	-	-
Exchange rate difference	526	(5)	3	(1,565)	84	**(957)**	-	**(957)**
Other changes in provisions	(36)	(173)	(20)	28	228	**27**	-	**27**
Balance as of December 31, 2022	**97,070**	**81,181**	**36,420**	**220,089**	**186,830**	**621,590**	**19,424**	**641,014**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 86

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

h. Breakdown of movement in established provisions - Mortgage loans

The breakdown of movement in established provisions - mortgage loans, as of March 31, 2023, and December 31, 2022, is as follows:

Breakdown of movement in provisions established for credit risk portfolio during the period As of March 31, 2023 (MCh$)	Movement in portfolio provisions for the period Group Evaluation		
	Normal Portfolio	Non-performing portfolio	Total
Mortgage loans	**29,593**	**76,998**	**106,591**
Balance as of January 1, 2023			
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	13,029	16,744	**29,773**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:			
Group Normal to Group Non-performing	(2,355)	11,940	**9,585**
Group Non-performing to Group Normal	337	(2,835)	**(2,498)**
New credits originated	260	142	**402**
New credits purchased	-	-	**-**
Sale or assignment of credits	-	-	**-**
Paid from credits	(9,606)	(9,222)	**(18,828)**
Provision application for charge-offs	(42)	(3,430)	**(3,472)**
Recovery of impaired loans	-	-	**-**
Changes in models and methodologies	-	-	**-**
Exchange rate difference	-	-	**-**
Other changes in provisions	(72)	(4)	**(76)**
Balance as of March 31, 2023	**31,144**	**90,333**	**121,477**

Breakdown of movement in provisions established for credit risk portfolio during the period As of December 31, 2022 (MCh$)	Movement in portfolio provisions for the period Group Evaluation		
	Normal Portfolio	Non-performing portfolio	Total
Mortgage loans			
Balance as of January 1, 2022	**20,182**	**53,779**	**73,961**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	42,405	60,453	**102,858**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:			
Group Normal to Group Non-performing	(4,247)	21,596	**17,349**
Group Non-performing to Group Normal	1,943	(14,404)	**(12,461)**
New credits originated	894	447	**1,341**
New credits purchased	-	-	-
Sale or assignment of credits	-	-	-
Paid from credits	(30,614)	(37,475)	**(68,089)**
Provision application for charge-offs	(13)	(5,466)	**(5,479)**
Recovery of impaired loans	-	-	-
Changes in models and methodologies	-	-	-
Exchange rate difference	-	-	-
Other changes in provisions	(957)	(1,932)	**(2,889)**
Balance as of December 31, 2022	**29,593**	**76,998**	**106,591**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 87

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

i. Breakdown of movement of established provisions - Consumer loans

Breakdown of movement in established provisions - Consumer loans, as of March 31, 2023, and December 31, 2022, is as follows:

Breakdown of movement in provisions established for credit risk portfolio during the period As of March 31, 2023 (MCh$)	Movement in portfolio provisions for the period		
	Group Evaluation		
	Portfolio	Non-performing portfolio	Total
Consumer loans			
Balance as of January 1, 2023	**168,119**	**120,801**	**288,920**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	90,108	32,153	**122,261**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:			
Group Normal to Group Non-performing	(20,062)	56,317	**36,255**
Group Non-performing to Group Normal	3,185	(9,648)	**(6,463)**
New credits originated	17,994	9,320	**27,314**
New credits due to translation from contingent to loan	3,785	119	**3,904**
New credits purchased	-	-	**-**
Sale or assignment of credits	-	-	**-**
Paid from credits	(90,739)	(49,415)	**(140,154)**
Provision application for charge-offs	(578)	(33,360)	**(33,938)**
Recovery of impaired loans	-	-	**-**
Changes in models and methodologies	-	-	**-**
Exchange rate difference	(45)	(1)	**(46)**
Other changes in provisions	(2,187)	1,803	**(384)**
Balance as of March 31, 2023	**169,581**	**128,088**	**297,669**

Breakdown of movement in provisions established for credit risk portfolio during the period As of December 31, 2022 (MCh$)	Movement in portfolio provisions for the period		
	Group Evaluation		
	Portfolio	Non-performing portfolio	Total
Consumer loans			
Balance as of January 1, 2022	**140,012**	**124,807**	**264,819**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	299,434	87,518	**386,952**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:			
Group Normal to Group Non-performing	(53,881)	154,567	**100,686**
Group Non-performing to Group Normal	19,110	(41,676)	**(22,566)**
New credits originated	47,748	18,874	**66,622**
New credits due to translation from contingent to loan	14,486	330	**14,816**
New credits purchased	-	-	**-**
Sale or assignment of credits	-	-	**-**
Paid from credits	(297,264)	(181,129)	**(478,393)**
Provision application for charge-offs	(1,419)	(42,493)	**(43,912)**
Recovery of impaired loans	-	-	**-**
Changes in models and methodologies	-	-	**-**
Exchange rate difference	(7)	3	**(4)**
Other changes in provisions	(100)	-	**(100)**
Balance as of December 31, 2022	**168,119**	**120,801**	**288,920**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 88

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

j. Breakdown of movement in established provisions - Contingent credits

Breakdown of movement in established provisions - Contingent credits, as of March 31, 2023, and December 31, 2022, is as follows:

Breakdown of movement in provisions established for credit risk portfolio during the period As of March 31, 2023 (MCh$)	Movement in portfolio provisions for the period					
	Normal portfolio Evaluation		Substandard Portfolio	Non-performing portfolio Evaluation		Total
	individual	group		individual	group	
Contingent credit exposure						
Balance as of January 1, 2023	**15,036**	**6,137**	**8,873**	**4,377**	**3,546**	**37,969**
Provision establishment/(release) by:						
Change in measurement without portfolio reclassifying during the period:	1,163	2,276	1,178	413	414	**5,444**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:						
Individual Normal to Substandard	(319)	-	494	-	-	**175**
Individual Normal to Individual Non-performing	(1)	-	-	1	-	**-**
Substandard to Individual Non-performing	-	-	(221)	719	-	**498**
Substandard to Individual Normal	63	-	(98)	-	-	**(35)**
Individual Non-performing to Substandard	-	-	-	(2)	-	**(2)**
Individual Non-performing to Individual normal	-	-	-	-	-	**-**
Group Normal to Group non-performing	-	(61)	-	-	1,994	**1,933**
Group Non-performing to Group Normal	-	17	-	-	(1,068)	**(1,051)**
Individual (Normal, Substandard, Non-Performing) to Group (Normal, Non-Compliance)	36	-	-	-	-	**36**
Group (Normal, Non-Performing) to Individual (Normal, Substandard, Non-Compliance)	-	(28)	-	-	-	**(28)**
New contingent credits granted	5,884	978	690	180	977	**8,709**
Paid from credits	(7,723)	(3,224)	(1,176)	(599)	(1,593)	**(14,315)**
Contingent credits from translation to loans	8	126	3	15	26	**178**
Changes in models and methodologies	-	-	-	-	-	**-**
Exchange rate difference	(264)	(130)	(470)	(15)	(88)	**(967)**
Other changes in provisions	405	(5)	3	7	17	**427**
Balance as of March 31, 2023	**14,288**	**6,086**	**9,276**	**5,096**	**4,225**	**38,971**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 89

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Breakdown of movement in provisions established for credit risk portfolio during the period As of December 31, 2022 (MCh$)	Movement in portfolio provisions for the period					
	Normal portfolio Evaluation		Substandard Portfolio	Non-performing portfolio Evaluation		Total
	individual	group		individual	group	
Contingent credit exposure						
Balance as of January 1, 2022	**13,110**	**5,892**	**7,905**	**2,791**	**1,103**	**30,801**
Provision establishment/(release) by:						
Change in measurement without portfolio reclassifying during the period:	5,874	7,822	830	1,377	2,024	**17,927**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:						
Individual Normal to Substandard	(1,276)	-	3,091	-	-	**1,815**
Individual Normal to Individual Non-Performing	(4)	-	0	19	-	**15**
Substandard to Individual Non-Performing	-	-	(492)	3,152	-	**2,660**
Substandard to Individual Normal	185	-	(475)	-	-	**(290)**
Individual Non-Performing to Substandard	-	-	2	(1)	-	**1**
Individual Non-Performing to Individual Normal	-	-	-	(61)	-	**(61)**
Group Normal to Group Non-Performing	-	(237)	-	-	6,518	**6,281**
Group Non-Performing to Group Normal	-	138	-	-	(4,574)	**(4,436)**
Individual (Normal, Substandard, Non-Performing) to Group (Normal, Non-Compliance)	80	-	(4)	(123)	-	**(47)**
Group (Normal, Non-Performing) to Individual (Normal, Substandard, Non-Compliance)	-	(26)	-	-	113	**87**
New contingent credits granted	14,451	3,836	2,539	1,288	2,653	**24,767**
Paid from credits	(18,739)	(11,798)	(4,662)	(4,260)	(4,546)	**(44,005)**
Contingent credits from translation to loans	28	537	5	27	189	**786**
Changes in models and methodologies	-	-	-	-	-	**-**
Exchange rate difference	(116)	(55)	97	(1)	11	**(64)**
Other changes in provisions	1,443	28	37	169	55	**1,732**
Balance as of December 31, 2022	**15,036**	**6,137**	**8,873**	**4,377**	**3,546**	**37,969**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 90

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

k. Concentration of credit by economic activity

The concentration of credits by economic activity as of March 31, 2023, and December 31, 2022, is as follows:

Composition of economic activity for loans, contingent credit exposure and accrued provisions As of March 31, 2023 (MCh$)	Loans and contingent credit exposures			Established provisions		
	Loans			Loans		
	Domestic Loans	Foreign loans	Total	Domestic Loans	Foreign loans	Total
Interbank loans	-	32,873	32,873	-	45	45
Commercial loans						
Agriculture and livestock	646,867	-	**646,867**	24,783	-	**24,783**
Fruit growing	615,605	2,247	**617,852**	24,383	5	**24,388**
Forestry	157,184	-	**157,184**	9,616	-	**9,616**
Fishing	268,923	-	**268,923**	9,940	-	**9,940**
Mining	204,333	-	**204,333**	5,545	-	**5,545**
Oil and natural gas	82,632	465	**83,097**	232	-	**232**
Product manufacturing industry						
Food, beverages and tobacco	424,031	1	**424,032**	16,047	-	**16,047**
Textile, leather and footwear	77,390	735	**78,125**	4,103	3	**4,106**
Wood and furniture	85,236	-	**85,236**	2,180	-	**2,180**
Pulp, paper and printing	101,488	-	**101,488**	3,600	-	**3,600**
Chemicals and oil products	144,035	-	**144,035**	2,236	-	**2,236**
Metallic, non-metallic, machinery, or other	571,814	291	**572,105**	27,823	-	**27,823**
Electricity, gas and water	839,373	-	**839,373**	6,698	-	**6,698**
Housing construction	242,098	-	**242,098**	15,754	-	**15,754**
Non-housing construction (office, civil works)	588,768	1,156	**589,924**	38,002	503	**38,505**
Wholesale trade	1,613,241	10,938	**1,624,179**	107,589	58	**107,647**
Retail trade, restaurants and hotels	1,462,472	1,178	**1,463,650**	64,870	6	**64,876**
Transport and storage	694,577	39,964	**734,541**	31,851	87	**31,938**
Telecommunications	337,725	214	**337,939**	5,651	19	**5,670**
Financial services	381,804	-	**381,804**	7,706	-	**7,706**
Business services	-	-	**-**	-	-	**-**
Real estate services	2,662,799	9,630	**2,672,429**	57,368	21	**57,389**
Student Loans	-	-	**-**	-	-	**-**
Public administration, defence and police	-	-	**-**	-	-	**-**
Social and other communal services	5,236,301	2,283	**5,238,584**	165,500	93	**165,593**
Personal services	-	-	**-**	-	-	**-**
Subtotal	**17,438,696**	**69,102**	**17,507,798**	**631,477**	**795**	**632,272**
Mortgage loans	**16,026,348**	**3,521**	**16,029,869**	**121,464**	**13**	**121,477**
Consumer loans	**5,338,995**	**1,602**	**5,340,597**	**297,534**	**135**	**297,669**
Contingent credit exposure	**2,665,123**	**30,686**	**2,695,809**	**38,910**	**61**	**38,971**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 91

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Composition of economic activity for loans and advances, contingent credit exposure and provisions As of December 31, 2022 (MCh$)	Loans and contingent credit exposures			Established provisions		
	Loans			Loans		
	Domestic Loans	Foreign loans	Total	Domestic Loans	Foreign loans	Total
Interbank loans	-	32,991	32,991	-	36	36
Commercial loans						
Agriculture and livestock	655,149	-	**655,149**	25,405	-	**25,405**
Fruit growing	627,903	2,663	**630,566**	24,715	6	**24,721**
Forestry	170,750	6	**170,756**	9,712	-	**9,712**
Fishing	284,398	-	**284,398**	10,393	-	**10,393**
Mining	260,454	-	**260,454**	5,210	-	**5,210**
Oil and natural gas	88,263	471	**88,734**	228	-	**228**
Product manufacturing industry						
Food, beverages and tobacco	377,443	-	**377,443**	15,051	-	**15,051**
Textile, leather and footwear	82,454	946	**83,400**	4,082	3	**4,085**
Wood and furniture	85,965	-	**85,965**	2,697	-	**2,697**
Pulp, paper and printing	65,819	6	**65,825**	3,983	-	**3,983**
Chemicals and oil products	153,929	1	**153,930**	2,118	-	**2,118**
Metallic, non-metallic, machinery, or other	599,008	397	**599,405**	29,328	17	**29,345**
Electricity, gas and water	901,777	-	**901,777**	4,924	-	**4,924**
Housing construction	239,530	-	**239,530**	15,653	-	**15,653**
Non-housing construction (office, civil works)	628,068	1,203	**629,271**	40,926	1,077	**42,003**
Wholesale trade	1,665,308	11,636	**1,676,944**	108,429	82	**108,511**
Retail trade, restaurants and hotels	1,540,699	1,953	**1,542,652**	68,429	6	**68,435**
Transport and storage	732,271	43,288	**775,559**	34,620	95	**34,715**
Telecommunications	357,761	271	**358,032**	5,581	23	**5,604**
Financial services	348,807	-	**348,807**	8,017	-	**8,017**
Business services	-	-	**-**	-	-	**-**
Real estate services	2,619,823	9,960	**2,629,783**	59,554	22	**59,576**
Student Loans	-	-	**-**	-	-	**-**
Public administration, defence and police	-	-	**-**	-	-	**-**
Social and other communal services	5,124,116	2,093	**5,126,209**	160,551	77	**160,628**
Personal services	-	-	**-**	-	-	**-**
Subtotal	**17,609,695**	**74,894**	**17,684,589**	**639,606**	**1,408**	**641,014**
Mortgage loans	**15,725,907**	**3,102**	**15,729,009**	**106,579**	**12**	**106,591**
Consumer loans	**5,281,263**	**1,549**	**5,282,812**	**288,782**	**138**	**288,920**
Contingent credit exposure	**2,793,571**	**254,812**	**3,048,383**	**37,546**	**423**	**37,969**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 92

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

I. Housing loans and their provisions by the range of outstanding loan principal over the value of the mortgage collateral (LTV) and days past due, respectively:

Mortgage loans and their provisions as of March 31, 2023, and December 31, 2022, are as follows:

As of March 31, 2023 Loan / Guarantee Value (%)	Mortgage loans (MCh$) Days past due at the end of the period						Provisions established for Mortgage Loans (MCh$) Days past due at the end of the period					
	0	1 to 29	30 to 59	60 to 89	>= 90	Total	0	1 to 29	30 to 59	60 to 89	>= 90	Total
LTV <= 40%	1,329,857	7,575	30,595	2,474	19,294	**1,389,795**	2,370	112	1,189	111	6,322	**10,104**
40% < LTV <= 80%	12,209,316	34,350	304,252	11,339	183,089	**12,742,346**	32,861	581	12,686	630	50,791	**97,549**
80% < LTV <= 90%	1,668,923	-	35,630	-	19,942	**1,724,495**	5,718	-	1,788	-	3,925	**11,431**
LTV > 90%	165,060	151	4,020	11	3,991	**173,233**	923	14	193	2	1,261	**2,393**
Total	**15,373,156**	**42,076**	**374,497**	**13,824**	**226,316**	**16,029,869**	**41,872**	**707**	**15,856**	**743**	**62,299**	**121,477**

As of December 31, 2022 Loan / Guarantee Value (%)	Mortgage loans (MCh$) Days past due at the end of the period						Provisions established for Mortgage Loans (MCh$) Days past due at the end of the period					
	0	1 to 29	30 to 59	60 to 89	>= 90	Total	0	1 to 29	30 to 59	60 to 89	>= 90	Total
LTV <= 40%	1,282,875	7,234	20,337	13,303	18,078	**1,341,827**	2,006	104	654	668	5,980	**9,412**
40% < LTV <= 80%	11,895,286	38,214	219,522	135,462	157,753	**12,446,237**	26,311	603	7,692	7,990	43,531	**86,127**
80% < LTV <= 90%	1,708,525	142	28,085	13,532	12,884	**1,763,168**	4,932	29	1,177	931	2,194	**9,263**
LTV > 90%	170,461	100	3,407	1,403	2,406	**177,777**	711	2	145	70	861	**1,789**
Total	**15,057,147**	**45,690**	**271,351**	**163,700**	**191,121**	**15,729,009**	**33,960**	**738**	**9,668**	**9,659**	**52,566**	**106,591**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 93

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

m. Dues from banks and commercial loans and their provisions established by classification category

The concentration dues from banks and commercial loans, alongside their provisions by classification category as of March 31, 2023, and December 31, 2022, are as follows:

Concentration of dues from banks and commercial loans and their provisions by classification category as of March 31, 2023 (in MCh$)	Interbank loans and commercial loans payable to the bank Evaluation Individual Normal portfolio							Substandard Portfolio					Non-performing portfolio							Total	Group Normal portfolio	Group Non-performing Portfolio	Total	Total	Deductible provision for FOGAPE Covid-19 guarantees
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal						
Interbank loans																									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade credits Chilean exports	14,802	-	18,071	-	-	-	32,873	-	-	-	-	-	-	-	-	-	-	-	-	32,873	-	-	-	32,873	-
Foreign trade credits Chilean imports	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade credits between third countries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-transferable deposits with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other loans with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	14,802	-	18,071	-	-	-	32,873	-	-	-	-	-	-	-	-	-	-	-	-	32,873	-	-	-	32,873	-
Established provisions	5	-	40	-	-	-	45	-	-	-	-	-	-	-	-	-	-	-	-	45	-	-	-	45	-
% Established provisions	0.04%	-	0.22%	-	-	-	0.14%	-	-	-	-	-	-	-	-	-	-	-	-	0.14%	-	-	-	0.14%	-
Commercial loans																									
Commercial loans	2,894	629,580	1,485,564	1,844,529	2,069,234	1,546,286	7,578,087	556,628	160,247	59,012	115,361	891,248	165,438	84,653	92,445	97,655	75,756	64,460	580,407	9,049,742	3,783,385	350,723	4,134,108	13,183,850	17,596
Foreign trade credits Chilean exports	-	61,224	204,204	257,780	190,337	87,974	801,519	29,362	10,149	251	503	40,265	1,479	-	-	1,690	493	6,822	10,484	852,268	7,253	1,667	8,920	861,188	-
Foreign trade credits Chilean imports	-	13,547	172,771	199,847	245,802	75,127	707,094	14,903	416	452	1,163	16,934	345	337	346	7,463	948	2,984	12,423	736,451	34,285	1,860	36,145	772,596	-
Foreign trade credits between third countries	-	-	-	105	274	735	1,114	-	-	-	-	-	-	-	-	-	-	-	-	1,114	-	-	-	1,114	-
Debtors with current accounts	-	129	28,797	24,706	10,335	11,147	75,114	12,250	1,159	525	372	14,306	550	325	97	311	529	811	2,623	92,043	39,209	7,442	46,651	138,694	-
Credit card debtors	-	887	9,094	10,977	11,727	6,395	39,080	2,634	627	102	196	3,559	209	71	78	159	302	365	1,184	43,823	91,749	8,503	100,252	144,075	-
Factoring transactions	3,232	130,280	339,212	124,856	66,600	66,991	731,171	11,006	11	-	-	11,017	987	-	409	790	845	1,132	4,163	746,351	37,426	5,048	42,474	788,825	-
Commercial leasing transactions	3,292	15,581	107,742	266,487	283,275	243,255	919,632	76,199	30,113	12,859	9,669	128,840	33,846	18,391	7,067	7,990	2,699	584	70,577	1,119,049	190,516	9,206	199,722	1,318,771	37
Student loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	42,547	8,990	51,537	51,537	-
Other loans and accounts receivable	304	651	709	822	702	412	3,600	178	2,867	39	392	3,476	810	124	100	1,596	1,669	6,912	11,211	18,287	225,281	3,580	228,861	247,148	-
Subtotal	9,722	851,879	2,348,093	2,730,109	2,878,286	2,038,322	10,856,411	703,160	205,589	73,240	127,656	1,109,645	203,664	103,901	100,542	117,654	83,241	84,070	693,072	12,659,128	4,451,651	397,019	4,848,670	17,507,798	17,633
Established provisions	2	596	5,671	18,111	34,685	32,921	91,986	16,921	7,512	2,757	9,893	37,083	4,073	10,390	25,136	47,062	54,107	75,663	216,431	345,500	76,230	192,909	269,139	614,639	17,633
% Established provisions	0.02%	0.07%	0.24%	0.66%	1.21%	1.62%	0.85%	2.41%	3.65%	3.76%	7.75%	3.34%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	31.23%	2.73%	1.71%	48.59%	5.55%	3.51%	100.00%

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 94

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Concentration of dues from banks and commercial loans and their provisions by classification category as of December 31, 2022 (in MCh$)	Interbank loans and commercial loans payable to the bank – Evaluation – Individual – Normal portfolio							Substandard Portfolio					Non-performing portfolio							Total	Group – Normal portfolio	Group – Non-performing Portfolio	Group – Total	Total	Deductible provision for FOGAPE Covid-19 guarantees
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal						
Interbank loans																									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade credits Chilean exports	19,569	-	13,442	-	-	-	32,991	-	-	-	-	-	-	-	-	-	-	-	-	32,991	-	-	-	32,991	-
Foreign trade credits Chilean imports	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade credits between third countries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-transferable deposits with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other loans with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	19,569	-	13,442	-	-	-	32,991	-	-	-	-	-	-	-	-	-	-	-	-	32,991	-	-	-	32,991	-
Established provisions	7	-	29	-	-	-	36	-	-	-	-	-	-	-	-	-	-	-	-	36	-	-	-	36	-
% Established provisions	-	-	0.22%	-	-	-	0.22%	-	-	-	-	-	-	-	-	-	-	-	-	0.22%	-	-	-	0.22%	-
Commercial loans																									
Commercial loans	2,939	629,535	1,408,971	1,904,953	2,040,348	1,640,787	7,627,533	581,914	150,839	59,031	93,486	885,270	158,668	95,253	89,665	98,204	75,360	68,464	585,614	9,098,417	3,866,928	327,078	4,194,006	13,292,423	19,387
Foreign trade credits Chilean exports	-	-	160,800	253,647	186,829	83,809	685,085	41,577	5,187	267	2,975	50,006	511	-	-	821	1,657	4,308	7,297	742,388	8,382	1,731	10,113	752,501	-
Foreign trade credits Chilean imports	-	17,995	213,055	225,215	246,159	88,008	790,432	9,031	922	90	266	10,309	-	-	353	7,995	1,007	5,120	14,475	815,216	41,652	1,689	43,341	858,557	-
Foreign trade credits between third countries	-	-	-	79	289	946	1,314	-	-	-	-	-	-	-	-	-	-	-	-	1,314	-	-	-	1,314	-
Debtors with current accounts	-	12,810	22,015	16,817	9,402	11,108	72,152	10,764	649	543	412	12,368	315	375	83	284	610	834	2,501	87,021	38,402	6,838	45,240	132,261	-
Credit card debtors	-	846	4,149	10,887	7,448	6,075	29,405	2,552	693	32	153	3,430	230	92	70	145	282	325	1,144	33,979	91,021	7,679	98,700	132,679	-
Factoring transactions	13,366	157,111	429,607	105,664	54,842	58,652	819,242	11,753	372	-	45	12,170	409	-	179	591	726	1,184	3,089	834,501	41,255	2,633	43,888	878,389	-
Commercial leasing transactions	4,090	16,307	109,418	262,531	278,646	251,778	922,770	81,519	32,915	15,034	7,305	136,773	37,980	18,196	4,383	9,952	2,441	193	73,145	1,132,688	203,517	9,773	213,290	1,345,978	37
Student loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	44,877	7,956	52,833	52,833	-
Other loans and accounts receivable	157	582	920	861	1,260	527	4,307	192	17	5	177	391	819	36	95	1,587	2,652	6,336	11,525	16,223	218,106	3,325	221,431	237,654	-
Subtotal	20,552	835,186	2,348,935	2,780,654	2,825,223	2,141,690	10,952,240	739,302	191,594	75,002	104,819	1,110,717	198,932	113,952	94,828	119,579	84,735	86,764	698,790	12,761,747	4,554,140	368,702	4,922,842	17,684,589	19,424
Established provisions	6	573	5,651	19,123	33,264	38,453	97,070	18,910	6,049	3,001	8,460	36,420	3,979	11,395	23,707	47,832	55,078	78,098	220,089	353,579	81,181	186,830	268,011	621,590	19,424
% Established provisions	0.03%	0.07%	0.24%	0.69%	1.18%	1.80%	0.89%	2.56%	3.16%	4.00%	8.07%	3.28%	2.00%	10.00%	25.00%	40.00%	65.00%	90.01%	31.50%	2.77%	1.78%	50.67%	5.44%	3.51%	100.00%

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 95

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

n. Loans and their established provisions by the number of days past due

The concentration of credit risk by days past due as of March 31, 2023, and December 31, 2022, is as follows:

Concentration of credit risk by days past due As of March 31, 2023 (MCh$)	Contingent credit exposure before provisions						Established provisions								
	Normal portfolio		Substandard Portfolio	Non-performing portfolio		Total	Normal portfolio		Substandard Portfolio	Non-performing portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Interbank loans															
0 days	32,873	-	-	-	-	**32,873**	45	-	-	-	-	**45**	-	**45**	**32,828**
1 to 29 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
30 to 59 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
60 to 89 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
> = 90 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
Subtotal	**32,873**	**-**	**-**	**-**	**-**	**32,873**	**45**	**-**	**-**	**-**	**-**	**45**	**-**	**45**	**32,828**
Commercial loans															
0 days	10,835,990	4,301,903	1,052,183	362,623	82,654	**16,635,353**	91,887	56,268	30,609	87,386	32,782	**298,932**	16,604	**315,536**	**16,319,817**
1 to 29 days	17,227	47,340	32,269	46,493	4,792	**148,121**	56	4,175	2,458	13,156	2,013	**21,858**	263	**22,121**	**126,000**
30 to 59 days	3,193	86,880	16,146	27,111	45,374	**178,704**	43	12,591	896	5,188	17,238	**35,956**	146	**36,102**	**142,602**
60 to 89 days	1	15,528	9,047	41,171	12,019	**77,766**	-	3,196	3,120	19,406	4,743	**30,465**	105	**30,570**	**47,196**
> = 90 days	-	-	-	215,674	252,180	**467,854**	-	-	-	91,295	136,133	**227,428**	515	**227,943**	**239,911**
Subtotal	**10,856,411**	**4,451,651**	**1,109,645**	**693,072**	**397,019**	**17,507,798**	**91,986**	**76,230**	**37,083**	**216,431**	**192,909**	**614,639**	**17,633**	**632,272**	**16,875,526**
Mortgage loans															
0 days	-	15,211,445	-	-	161,712	**15,373,157**	-	25,360	-	-	16,510	**41,870**	-	**41,870**	**15,331,287**
1 to 29 days	-	37,582	-	-	4,493	**42,075**	-	290	-	-	417	**707**	-	**707**	**41,368**
30 to 59 days	-	270,849	-	-	103,648	**374,497**	-	5,328	-	-	10,529	**15,857**	-	**15,857**	**358,640**
60 to 89 days	-	7,725	-	-	6,099	**13,824**	-	166	-	-	578	**744**	-	**744**	**13,080**
> = 90 days	-	-	-	-	226,316	**226,316**	-	-	-	-	62,299	**62,299**	-	**62,299**	**164,017**
Subtotal	**-**	**15,527,601**	**-**	**-**	**502,268**	**16,029,869**	**-**	**31,144**	**-**	**-**	**90,333**	**121,477**	-	**121,477**	**15,908,392**
Consumer loans															
0 days	-	4,900,984	-	-	56,521	**4,957,505**	-	124,944	-	-	29,409	**154,353**	-	**154,353**	**4,803,152**
1 to 29 days	-	118,443	-	-	13,101	**131,544**	-	19,744	-	-	7,540	**27,284**	-	**27,284**	**104,260**
30 to 59 days	-	80,215	-	-	16,529	**96,744**	-	15,957	-	-	9,494	**25,451**	-	**25,451**	**71,293**
60 to 89 days	-	38,638	-	-	19,854	**58,492**	-	8,936	-	-	11,798	**20,734**	-	**20,734**	**37,758**
> = 90 days	-	-	-	-	96,312	**96,312**	-	-	-	-	69,847	**69,847**	-	**69,847**	**26,465**
Subtotal	**-**	**5,138,280**	**-**	**-**	**202,317**	**5,340,597**	**-**	**169,581**	**-**	**-**	**128,088**	**297,669**	**-**	**297,669**	**5,042,928**
Total loans	**10,889,284**	**25,117,532**	**1,109,645**	**693,072**	**1,101,604**	**38,911,137**	**92,031**	**276,955**	**37,083**	**216,431**	**411,330**	**1,033,830**	**17,633**	**1,051,463**	**37,859,674**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 96

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Concentration of credit risk by days past due As of December 31, 2022 (MCh$)	Contingent credit exposure before provisions						Established provisions								
	Normal portfolio		Substandard Portfolio	Non-performing portfolio		Total	Normal portfolio		Substandard Portfolio	Non-performing portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Interbank loans															
0 days	32,991	-	-	-	-	**32,991**	36	-	-	-	-	**36**	-	-	**32,955**
1 to 29 days	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
30 to 59 days	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
60 to 89 days	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
> = 90 days	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	**32,991**	**-**	**-**	**-**	**-**	**32,991**	**36**	**-**	**-**	**-**	**-**	**36**	**-**	**-**	**32,955**
Commercial loans															
0 days	10,941,007	4,389,406	1,069,098	391,285	64,842	**16,855,638**	96,974	59,045	32,928	76,792	25,999	291,738	18,497	**310,235**	**16,545,403**
1 to 29 days	10,259	54,270	19,480	27,001	6,749	**117,759**	64	4,459	1,068	5,532	2,881	14,004	262	**14,266**	**103,493**
30 to 59 days	965	72,542	13,627	39,430	27,136	**153,700**	32	9,905	1,983	9,486	11,147	32,553	124	**32,677**	**121,023**
60 to 89 days	9	37,922	8,512	41,111	38,835	**126,389**	-	7,772	441	23,262	15,005	46,480	111	**46,591**	**79,798**
> = 90 days	-	-	-	199,963	231,140	**431,103**	-	-	-	105,017	131,798	236,815	430	**237,245**	**193,858**
Subtotal	**10,952,240**	**4,554,140**	**1,110,717**	**698,790**	**368,702**	**17,684,589**	**97,070**	**81,181**	**36,420**	**220,089**	**186,830**	**621,590**	**19,424**	**641,014**	**17,043,575**
Mortgage loans															
0 days	-	14,951,553	-	-	104,904	**15,056,457**	-	21,412	-	-	10,895	**32,307**	-	**32,307**	**15,024,150**
1 to 29 days	-	42,071	-	-	4,307	**46,378**	-	320	-	-	428	**748**	-	**748**	**45,630**
30 to 59 days	-	218,382	-	-	52,970	**271,352**	-	4,391	-	-	5,580	**9,971**	-	**9,971**	**261,381**
60 to 89 days	-	94,939	-	-	68,762	**163,701**	-	2,453	-	-	7,529	**9,982**	-	**9,982**	**153,719**
> = 90 days	-	-	-	-	191,121	**191,121**	-	1,017	-	-	52,566	**53,583**	-	**53,583**	**137,538**
Subtotal	**-**	**15,306,945**	**-**	**-**	**422,064**	**15,729,009**	**-**	**29,593**	**-**	**-**	**76,998**	**106,591**	**-**	**106,591**	**15,622,418**
Consumer loans															
0 days	-	4,864,766	-	-	47,959	**4,912,725**	-	122,848	-	-	28,344	**151,192**	-	**151,192**	**4,761,533**
1 to 29 days	-	129,087	-	-	13,325	**142,412**	-	21,733	-	-	8,467	**30,200**	-	**30,200**	**112,212**
30 to 59 days	-	71,950	-	-	15,397	**87,347**	-	14,570	-	-	9,645	**24,215**	-	**24,215**	**63,132**
60 to 89 days	-	37,416	-	-	17,494	**54,910**	-	8,968	-	-	11,191	**20,159**	-	**20,159**	**34,751**
> = 90 days	-	-	-	-	85,418	**85,418**	-	-	-	-	63,154	**63,154**	-	**63,154**	**22,264**
Subtotal	**-**	**5,103,219**	**-**	**-**	**179,593**	**5,282,812**	**-**	**168,119**	**-**	**-**	**120,801**	**288,920**	**-**	**288,920**	**4,993,892**
Total loans	**10,985,231**	**24,964,304**	**1,110,717**	**698,790**	**970,359**	**38,729,401**	**97,106**	**278,893**	**36,420**	**220,089**	**384,629**	**1,017,137**	**19,424**	**1,036,561**	**37,692,840**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 97

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

The Interim Consolidated Statements of Financial Position include investments in companies of MCh$47,952 and MCh$46,586 as of March 31, 2023, and December 31, 2022, as follows:

	Institutions' Participation		Investment Investment value	
	As of March 31, 2023 %	As of December 31, 2022 %	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Companies				
Centro de Compensación Automatizado SA	33.33	33.33	5,483	5,172
Sociedad Interbancaria de Depósito de Valores SA	29.29	29.29	2,015	1,949
Cámara de Compensación de Alto Valor SA	15.00	15.00	1,129	1,110
Administrador Financiero del Transantiago SA	20.00	20.00	3,299	3,169
Servicios de Infraestructura de Mercado OTC SA	12.48	12.48	1,717	1,682
Redbanc SA	33.43	33.43	3,941	3,800
Transbank SA	25.00	25.00	28,550	27,732
Subtotal			**46,134**	**44,614**
Minority investments				
Trading Exchanges			1,816	1,964
Other			2	8
Subtotal			**1,818**	**1,972**
Total			**47,952**	**46,586**

The equity investments have been irrevocably designated at fair value through other comprehensive income and are therefore carried at the market value per IFRS 9 Financial Instruments.

a. Summary of financial information of associates as of March 31, 2023 and December 31, 2022:

	As of March 31, 2023				As of December 31, 2022			
	Assets MCh$	Liabilities MCh$	Capital MCh$	Profit (loss) MCh$	Assets MCh$	Liabilitie s MCh$	Capital MCh$	Profit (loss) MCh$
Centro de Compensación Automatizado	19,671	3,786	14,935	950	19,342	4,295	10,345	4,702
Sociedad Interbancaria de Depósito de Valores SA	7,933	454	7,250	229	7,717	463	5,746	1,508
Cámara de Compensación de Alto Valor SA	8,456	1,017	7,304	135	8,357	1,004	6,423	930
Administrador Financiero del Transantiago SA	64,093	43,012	20,431	650	60,738	40,113	16,604	4,021
Servicios de Infraestructura de Mercado OTC SA	33,045	19,632	13,093	320	16,631	3,418	13,210	3
Redbanc SA	30,770	18,982	11,345	443	30,518	19,150	9,657	1,711
Transbank SA	1,510,618	1,398,056	109,508	3,054	1,498,207	1,387,278	84,898	26,031
Total	**1,674,585**	**1,484,941**	**183,865**	**5,779**	**1,641,510**	**1,455,72 1**	**146,883**	**38,906**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 98

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and as of December 31, 2022 NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued b. Restrictions on the ability of partners to transfer funds to investors. There are no significant restrictions on the ability of associates to transfer funds to the Bank in the form of cash dividends or repayment of loans or advances. c. The movement in investments in companies is as follows: In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 99 As of December 31, As of March 31, 2022 2023 MCh$ MCh$ 37,695 46,586 Initial book value - - Acquisition of investments - - Sale of investments 10,310 1,542 Participation in income 526 - Dividends received (1,945) (176) Other equity adjustments (*) 46,586 47,952 Total (*) This corresponds to the market value of the investments in other companies in the country as indicated in the Compendium of Accounting Standards for Banks. d. The objective evidence indicated in IAS 28 ‘Investments in Associates and Joint Ventures’ has been evaluated, and no impairment of the Bank's investments has been detected.

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 15 - INTANGIBLE ASSETS

The composition of the item as of March 31, 2023, and December 31, 2022, is as follows:

		As of March 31, 2023		
	Opening net balance January 1, 2023 MCh$	Gross balance MCh$	Accumulated amortisation MCh$	Net balance MCh$
Software or computer programmes	**107,789**	358,978	(256,802)	**102,176**
Total	**107,789**	**358,978**	**(256,802)**	**102,176**

		As of December 31, 2022		
	Opening net balance January 1, 2022 MCh$	Gross balance MCh$	Accumulated amortisation MCh$	Net balance MCh$
Software or computer programmes	**95,411**	351,309	(243,520)	**107,789**
Total	**95,411**	**351,309**	**(243,520)**	**107,789**

a. The movement in intangible assets during the periods of March 31, 2023, and December 31, 2022, is as follows:

i. Gross balance

Gross balances	Software Development Computer Programmes MCh$
Balance as of January 1, 2023	**351,309**
Additions	7,669
Disposals	-
Impairment	-
Other	-
Balance as of March 31, 2023	**358,978**
Balances as of January 1, 2022	**294,745**
Additions	54,899
Disposals (*)	(145)
Impairment	-
Other	1,810
Balance as of December 31, 2022	**351,309**

(*) This corresponds to fully amortised assets.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 100

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 15 - INTANGIBLE ASSETS, continued

ii. Accumulated amortisation

Accumulated amortisation	Software Development Computer Programmes MCh$
Balance as of January 1, 2023	**(243,520)**
Amortisation for the year	(13,282)
Withdrawals/disposals	-
Other	-
Balance as of March 31, 2023	**(256,802)**
Balances as of January 1, 2022	**(199,334)**
Amortisation for the year	(42,377)
Withdrawals/disposals (*)	-
Other	(1,809)
Balance as of December 31, 2022	**(243,520)**

(*) This corresponds to fully amortised assets.

The Bank has no restrictions on intangibles as of March 31, 2023, and December 31, 2022. Furthermore, intangible assets have not been pledged as security for fulfilling obligations. On the other hand, no amounts are due from the Bank for intangible assets on the same dates.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 101

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 16 - FIXED ASSETS

The composition of the items as of March 31, 2023, and December 31, 2022, is as follows:

		As of March 31, 2023		
	Opening net balance January 1, 2023 MCh$	Balance gross MCh$	Accumulated depreciation MCh$	Balance net MCh$
Buildings	**97,067**	175,917	(83,517)	**92,400**
Land	**15,022**	15,012	-	**15,012**
Equipment	**46,883**	303,668	(254,354)	**49,314**
Other	**30,392**	100,970	(71,989)	**28,981**
Total	**189,364**	**595,567**	**(409,860)**	**185,707**

		As of December 31, 2022		
	Opening net balance January 1, 2022 MCh$	Balance gross MCh$	Accumulated depreciation MCh$	Balance net MCh$
Buildings	**98,081**	179,054	(81,987)	**97,067**
Land	**15,479**	15,022	-	**15,022**
Equipment	**56,174**	294,672	(247,789)	**46,883**
Other	**20,556**	100,886	(70,494)	**30,392**
Total	**190,290**	**589,634**	**(400,270)**	**189,364**

a. The movement in fixed assets on March 31, 2023, and December 31, 2022, is as follows:

i. **Gross balance**

2023	Buildings MCh$	Land MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balance as of January 1, 2023	**179,054**	**15,022**	**294,672**	**100,886**	**589,634**
Additions	2,207	-	2,219	3,100	**7,526**
Other changes	(1,222)	(10)	(175)	(793)	**(2,200)**
Other	(4,122)	-	6,952	(2,223)	**607**
Balance as of March 31, 2023	**175,917**	**15,012**	**303,668**	**100,970**	**595,567**

2022	Buildings MCh$	Land MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balances as of January 1, 2022	**171,842**	**15,479**	**276,826**	**83,783**	**547,930**
Additions	11,828	-	14,941	16,762	**43,531**
Other changes	(1,821)	(457)	(410)	(2,139)	**(4,827)**
Other	(2,795)	-	3,315	2,480	**3,000**
Balance as of December 31, 2022	**179,054**	**15,022**	**294,672**	**100,886**	**589,634**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 102

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 16 - FIXED ASSETS, continued

ii. **Accumulated depreciation**

2023	Buildings MCh$	Land MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balance as of January 1, 2023	**(81,987)**	**-**	**(247,789)**	**(70,494)**	**(400,270)**
Depreciation charges for the period	(2,393)	-	(6,704)	(2,264)	**(11,361)**
Disposals and sales for the period	880	-	139	769	**1,788**
Other	(17)	-	-	-	**(17)**
Balance as of March 31, 2023	**(83,517)**	**-**	**(254,354)**	**(714,989)**	**(409,860)**

2022	Buildings MCh$	Land MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balances as of January 1, 2022	**(73,761)**	**-**	**(220,652)**	**(63,226)**	**(357,639)**
Depreciation charges for the year	(9,703)	-	(27,498)	(9,318)	**(46,519)**
Disposals and sales for the year	1,477	-	361	2,050	**3,888**
Other	-	-	-	-	**-**
Balance as of December 31, 2022	**(81,987)**	**-**	**(247,789)**	**(70,494)**	**(400,270)**

b. The Bank has no restrictions on fixed assets as of March 31, 2023, and December 31, 2022. Furthermore, fixed assets have not been pledged as collateral to fulfil obligations. On the other hand, no amounts are owed on fixed assets by the Bank on the same dates.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 103

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 17 - RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT

The composition of the right-to-use lease assets as of March 31, 2023, and December 31, 2022, is as follows:

	As of March 31, 2023			
	Opening net balance January 1, 2023 MCh$	Balance gross MCh$	Accumulated depreciation MCh$	Balance net MCh$
Buildings	**133,795**	232,878	(103,412)	**129,466**
Leasehold improvements	**48,731**	130,899	(84,926)	**45,973**
Total	**182,526**	**363,777**	**(188,338)**	**175,439**

	As of December 31, 2022			
	Opening net balance January 1, 2022 MCh$	Balance gross MCh$	Accumulated depreciation MCh$	Balance net MCh$
Buildings	**137,879**	231,603	(97,808)	**133,795**
Leasehold improvements	**46,649**	132,308	(83,577)	**48,731**
Total	**184,528**	**363,911**	**(181,385)**	**182,526**

a. The movement in the right-to-use lease assets as of March 31, 2023, and December 31, 2022, is as follows:

i. Gross balance

2023	Buildings	Leasehold improvements	Total
	MCh$	MCh$	MCh$
Balance as of January 1, 2023	**231,603**	**132,308**	**363,911**
Additions	7,716	1,261	**8,977**
Other changes	(6,441)	(2,063)	**(8,504)**
Other	-	(607)	**(607)**
Balance as of March 31, 2023	**232,878**	**130,899**	**363,777**

2022	Buildings	Leasehold improvements	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2022	**212,446**	**134,310**	**346,756**
Additions	31,207	14,862	**46,069**
Other changes	(12,050)	(13,863)	**(25,913)**
Other	-	(3,001)	**(3,001)**
Balance as of December 31, 2022	**231,603**	**132,308**	**363,911**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 104

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 17 - RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

ii. Accumulated depreciation

2023	Buildings	Leasehold improvements	Total
	MCh$	MCh$	MCh$
Balance as of January 1, 2023	**(97,808)**	**(83,577)**	**(181,385)**
Depreciation charges for the period	(7,997)	(3,407)	**(11,404)**
Disposals and sales for the period	2,393	2,040	**4,433**
Other	-	18	**18**
Balance as of March 31, 2023	**(103,412)**	**(84,926)**	**(188,338)**

2022	Buildings	Leasehold improvements	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2022	**(74,567)**	**(87,661)**	**(162,228)**
Depreciation charges for the period	(31,319)	(9,778)	**(41,097)**
Disposals and sales for the period	8,078	13,862	**21,940**
Other	-	-	**-**
Balance as of December 31, 2022	**(97,808)**	**(83,577)**	**(181,385)**

b. Obligations under leasing contracts

As of March 31, 2023, and December 31, 2022, the lease obligations are as follows:

	As of March 31, 2023	As of December 31, 2022
	MCh$	MCh$
Obligations under leasing contracts	132,939	137,089
Total	**132,939**	**137,089**

c. Expenditure related to leasehold assets and lease obligations:

	As of March 31, 2023	2022
	MCh$	MCh$
Depreciation	(11,404)	(9,997)
Interests	(778)	(664)
Short-term leasing	(1,895)	(840)
Total	**(14,077)**	**(11,501)**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 105

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 17 - RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

d. As of March 31, 2023, and December 31, 2022, the maturity level of lease obligations, according to their contractual maturity, is as follows:

	As of March 31, 2023 MCh$	As of 31 December 2022 MCh$
Due within 1 year	25,664	25,902
Due after 1 to 2 years	24,835	24,862
Due after 2 to 3 years	21,670	22,093
Due after 3 to 4 years	18,976	19,565
Due after 4 to 5 years	12,491	13,220
Due after 5 years	29,303	31,447
Total	**132,939**	**137,089**

e. Operating Leases - Lessor

As of March 31, 2023, and December 31, 2022, the future minimum rents to be received from non-cancellable operating leases are as follows:

	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Due within 1 year	1,029	1,090
Due after 1 to 2 years	1,443	1,805
Due after 2 to 3 years	522	582
Due after 3 to 4 years	463	475
Due after 4 to 5 years	458	470
Due after 5 years	1,045	1,194
Total	**4,960**	**5,616**

f. As of March 31, 2023, and December 31, 2022, the Bank has no finance lease contracts that cannot be unilaterally terminated.

g. The Bank has no restrictions on fixed assets as of March 31, 2023, and December 31, 2022. Furthermore, fixed assets have not been pledged as collateral to fulfil obligations. On the other hand, no amounts are owed on fixed assets by the Bank on the same dates.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 106

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 18 - CURRENT AND DEFERRED TAXES

a. Current taxes

As of March 31, 2023, and December 31, 2022, the Bank has set up a first-category income tax provision based on the tax provisions in force. This provision is presented net of payments and credits as follows:

	As of March 31,	As of December 31,
	2023 MCh$	2022 MCh$
Breakdown of current tax liabilities (assets)		
(Assets) for current taxes	(51)	(315)
Current tax liabilities	98,597	112,481
Total net taxes payable (recoverable)	**98,546**	**112,166**
Details of current tax liabilities (assets) (net)		
Income tax (27%)	142,128	147,668
Minus:		
Monthly provisional payments	(41,027)	(33,021)
Credit for training expenses	(2,039)	(2,039)
Grant credits	(1,339)	(1,160)
Other	823	718
Total taxes payable (recoverable)	**98,546**	**112,166**

b. Results for taxes

The effect of the tax expense for the periods from January 1 to March 31, 2023, and 2022, consists of the following items:

		As of March 31,	
		2023 MCh$	2022 MCh$
Income tax expense			
Current year tax		(5,539)	4,421
Deferred tax credits (charges)			
Origination and reversal of temporary differences		24,990	46,504
	Subtotal	**19,451**	**50,925**
Tax on rejected expenses Article No 21		114	57
Other		(1,727)	128
Net income tax expense		**17,838**	**51,110**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 107

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 18 - CURRENT AND DEFERRED TAXES continued

c. Reconciliation of the effective tax rate

The reconciliation between the income tax rate and the effective tax rate applied in determining the tax expense as of March 31, 2023, and 2022, is shown below.

	As of March 31,			
	2023		2022	
	Tax rate %	Amount MCh$	Tax rate %	Amount MCh$
Tax calculated on the profit before taxes	27.00	42,559	27.00	78,520
Permanent differences (*)	(10.89)	(17,170)	(10.58)	(30,354)
Single tax (disallowed expenditure)	0.07	114	0.02	57
Other	(4.86)	(7,665)	1.38	2,887
Effective rate and income tax expense	**11.32**	**17,838**	**17.82**	**51,110**

(*) Corresponds mainly to permanent differences arising from the Price-Level Restatement of Tax Equity.

d. Effect of deferred taxes on equity

The breakdown of the deferred tax effect in equity is presented below separately, showing the corresponding asset and liability balances for the periods ended March 31, 2023, and December 31, 2022:

	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Deferred tax assets (OCI)		
Financial investment instruments	51,251	76,512
Cash flow hedging	53,235	35,689
Total deferred tax assets with effect in other comprehensive income	**104,486**	**112,201**
Deferred tax liabilities		
Financial investment instruments	(22,837)	(46,976)
Cash flow hedging	-	(3,603)
Total deferred tax liabilities with effect on others comprehensive income	**(22,837)**	**(50,579)**
Net deferred tax balances in equity	**81,649**	**61,622**
Deferred taxes in equity attributable to equity holders of the bank	81,457	61,821
Deferred tax in equity attributable to non-controlling interests	192	(199)

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 108

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

e. Effect of deferred taxes on income

During the years 2023, and as of December 31, 2022, the Bank has recorded the effects of deferred taxes in its Interim Consolidated Financial Statements. Below are the effects of deferred taxes on assets, liabilities and income allocated due to temporary differences:

	As of March 31,	As of December 31,
	2023 MCh$	2022 MCh$
Deferred tax assets		
Interest and readjustments	18,431	17,670
Extraordinary charge-off	33,285	29,613
Goods received in payment	3,721	3,777
Exchange rate adjustments	5,309	-
Valuation of fixed assets	5,073	4,708
Provision for loan losses	321,871	322,194
Provision for expenses	78,122	89,713
Derivatives	105	50
Leased assets	61,223	95,152
Subsidiaries tax loss	9,264	5,570
Right of use assets	35,447	887
Other	-	9,316
Total deferred tax assets	**571,851**	**578,650**
Deferred tax liabilities		
Valuation of investments	(17,384)	(423)
Valuation of fixed assets	-	-
Anticipated expenses	(6,975)	(7,285)
Valuation provision	(3,167)	(3,147)
Derivatives	(264,476)	(289,352)
Lease obligations	(35,412)	-
Exchange rate adjustments	-	(8,779)
Other	(16,925)	(17,162)
Total deferred tax liabilities	**(344,339)**	**(326,148)**

f. Breakdown of deferred taxes

Below is a breakdown of deferred taxes, considering their effect on equity and results.

	As of March 31,	As of December 31,
	2023 MCh$	2022 MCh$
Deferred tax assets		
With an effect on other comprehensive income	104,486	112,201
With an effect on income	571,851	578,650
Total deferred tax assets	**676,337**	**690,851**
Deferred tax liabilities		
With an effect on other comprehensive income	(22,837)	(50,579)
With an effect on income	(344,339)	(326,148)
Total deferred tax liabilities	**(367,176)**	**(376,727)**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 109

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

g. Presentation of taxes in the financial statements

At the date of these Interim Consolidated Financial Statements, taxes are presented as follows:

Deferred taxes	As of March 31, 2023	As of December 31, 2022
	MCh$	MCh$
Deferred tax assets before reclassifying	676,337	690,851
Reclassifying (netting)	(367,175)	(376,726)
Deferred tax asset after reclassifying	**309,162**	**314,125**
Deferred tax liabilities before reclassifying	(367,176)	(376,727)
Reclassifying (netting)	(367,175)	376,726
Deferred tax liabilities after reclassifying	**(1)**	**(1)**

Current taxes	As of March 31, 2023	As of December 31, 2022
	MCh$	MCh$
Current tax asset before reclassifying	44,700	36,514
Reclassifying (netting)	(44,649)	(36,199)
Current tax asset after reclassifying	**51**	**315**
Current tax liabilities before reclassifying	(143,246)	(148,680)
Reclassifying (netting)	44,649	36,199
Current tax liabilities after reclassifying	**(98,597)**	**(112,481)**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 110

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

h. Complementary information related to Circular No 47 of 2009 issued by the Internal Tax Service and the FMC

For disclosure and crediting of provisions and write-offs, banks must include in the tax note to their Interim Consolidated Financial Statements a detail of the movements and effects generated by the application of article 31, No 4 of the Income Tax Law (LIR), as set out in the document annexed to the joint circular.

i. Loans and Receivables

	As of March 31,				As of December 31,			
	2023				2022			
		Assets at tax value				Assets at tax value		
			Overdue portfolio				Overdue portfolio	
	Assets at financial value	Total	Guarantee	No guarantee	Assets at financial value	Total	Guarantee	No guarantee
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interbank loans	32,873	**32,873**	-	-	32,991	**32,991**	-	-
Commercial loans	15,867,623	**15,918,876**	127,773	140,570	15,460,222	**15,497,269**	139,671	124,060
Consumer loans	4,508,120	**4,600,013**	674	9,942	5,280,160	**5,283,192**	813	11,088
Mortgage loans	16,029,868	**16,057,528**	40,110	452	15,729,010	**15,754,421**	36,228	459
Total	**36,438,484**	**36,609,290**	**168,557**	**150,964**	**36,502,383**	**36,567,873**	**176,712**	**135,607**

ii. Provision on the overdue portfolio without guarantees

	Balance as of 01-01-2023	Provisions charge-offs	Established provisions	Released provisions	Balance as of 31-03-2023
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	**124,060**	(80,358)	370,630	(273,762)	**140,570**
Consumer loans	**11,088**	(142,210)	183,402	(42,338)	**9,942**
Mortgage loans	**459**	(2,327)	35,681	(33,361)	**452**
Total	**135,607**	**(224,895)**	**589,713**	**(349,461)**	**150,964**

	Balance as of 01-01-2022	Provisions charge-offs	Established provisions	Released provisions	Balance as of 31-12-2022
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	**114,526**	(81,357)	367,317	(276,426)	**124,060**
Consumer loans	**6,212**	(143,574)	185,919	(37,469)	**11,088**
Mortgage loans	**425**	(2,317)	35,391	(33,040)	**459**
Total	**121,163**	**(227,248)**	**588,627**	**(346,935)**	**135,607**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 111

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

iii. Direct charge-offs and recoveries

	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Direct Charge-offs Art 31 No 4, paragraph III	(39,663)	(44,347)
Condonations that originated liberation of provisions	-	-
Recoveries or renegotiations of impaired loans	19,289	87,520
Total	**(20,374)**	**43,173**

iv. Application Article 31 No 4 paragraphs I and IV

	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Charge-offs under paragraph I	-	-
Charge-offs under paragraph IV	(916)	(4,186)
Total	**(916)**	**(4,186)**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 112

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 19 - OTHER ASSETS

The composition of the item 'other assets' as of March 31, 2023, and December 31, 2022, is as follows:

	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Other assets		
Assets to be leased out as lessor (1)	47,133	32,220
Cash guarantees provided for derivative financial transactions (2)	2,993,244	2,442,325
Debtors due to financial instrument intermediation	103,223	243,345
Accounts receivable from third parties	184,109	184,989
VAT tax credit receivable	40,609	44,180
Expenses paid in advance (3)	237,752	245,937
Valuation adjustments for macro hedges (4)	184,157	160,531
Assets to support defined benefit post-employment plan obligations	-	542
Investment in gold	715	715
Other cash guarantees provided	2	2
Pending operations	37,399	31,709
Other assets	225,035	191,509
Total	**4,053,378**	**3,578,004**

1) This corresponds to assets available to be provided through finance leases.
2) This corresponds to guarantees related to certain derivative contracts. These guarantees operate when the valuation of derivatives exceeds thresholds defined in the respective contracts and may be in favour of or against the Bank.
3) In this item, the Bank has recorded in advance the expense paid concerning the Santander LATAM Pass programme, which will naturally be consumed as our customers use the Bank's transactional products and are therefore assigned the corresponding LATAM Pass miles (loyalty programme administered by LATAM Airlines Group SA).
4) Corresponds to the balances of the mark-to-market valuation of net assets or liabilities hedged in a macro hedge (Note 12).

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 113

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and as of December 31, 2022 NOTE 20 - NON - CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS HELD FOR SALE The composition of non - current assets and disposal group and liabilities included in disposal groups as of March 31, 2023, and December 31, 2022, is as follows: In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 114 As of December 31, As of March 31, 2022 2023 MCh$ MCh$ Assets received in payment or awarded in a judicial auction (1) 4,772 5,365 Goods received in payment 22,573 21,127 Assets awarded in a judicial auction (1,182) (950) Provisions for assets received in lieu of payment or awarded in a judicial auction Non - current assets held for sale 4,736 3,858 Assets for the recovery of goods sold under financial leasing operations - - Disposal group for sale 30,899 29,40 0 Total 1 ) Goods received in payment are those received in lieu of overdue debts from customers . The aggregate assets held in this way must not exceed 20 % of the Bank's effective assets . Currently, these assets represent 0 . 08% ( 0 . 12 % as of December 31 , 2022 ) of the Bank's effective equity . Goods awarded in a judicial auction correspond to those awarded in judicial auctions as repayment of debts previously contracted with the Bank . Assets awarded in a judicial auction are not subject to the above . These immovable properties are assets available for sale . For most assets, the sale is expected to be completed within one year from the asset's reception or acquisition . If such property is not sold within the time frame in the regulation, it must be written off . Furthermore, a provision is recorded for the difference between the higher initial award value plus any additions and its estimated realisable value (appraisal) . .

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial liabilities at fair value through profit or loss comprise the liabilities held for trading. They are classified in this category because they are acquired to sell in the short term.

Financial liabilities held for trading and derivatives that are financial liabilities are measured at fair value, in which gains and losses are taken to the income statement.

As of March 31, 2023, and December 31, 2022, the Bank holds the following portfolio of financial liabilities held for trading at fair value through profit or loss:

		Fair value	
		Liabilities	
		As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Financial derivatives contracts			
Forwards		1,995,767	1,818,024
Swaps		9,128,317	9,497,035
Call options		767	2,794
Put options		1,561	1,467
Future		-	-
Other		-	-
	Subtotal	**11,126,412**	**11,319,320**
Other financial instruments			
Deposits and other demand liabilities		-	-
Time deposits and other term equivalents		-	-
Issued debt instruments		-	-
Other derivatives		-	-
	Subtotal	**-**	**-**
	Total	**11,126,412**	**11,319,320**

Banco Santander presents financial liabilities for trading at fair value through profit or loss corresponding to financial derivative contracts, specifically forwards and swaps, which hedge the exchange rate and interest rate risk related to future obligations.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 115

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS, continued

The following is a breakdown of the financial derivatives contracted by the Bank as of March 31, 2023, and December 31, 2022, their fair value and the breakdown by the maturity of the notional or contractual values:

	March 31, 2023								
	Notional								
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Fair value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial derivatives contracts									
Currency forwards	-	12,842,323	7,120,580	16,045,547	3,617,999	1,872,504	2,014,213	**43,513,166**	**1,995,767**
Interest rate swaps	-	4,516,849	8,068,220	31,921,128	27,398,088	11,040,417	14,602,955	**97,547,657**	**3,337,420**
Currency and interest rate swaps	-	450,306	1,003,383	5,926,421	16,891,603	9,947,732	20,248,808	**54,468,253**	**5,790,897**
Currency call options	-	44,904	3,257	4,846	-	-	-	**53,007**	**767**
Call interest rate options	-	-	-	-	-	-	-	**-**	**-**
Put currency options	-	51,064	5,640	16,403	3,972	-	-	**77,079**	**1,561**
Put interest rate options	-	-	-	-	-	-	-	**-**	**-**
Interest rate futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Total	**-**	**17,905,446**	**16,201,080**	**53,914,345**	**47,911,662**	**22,860,653**	**36,865,976**	**195,659,162**	**11,126,412**

	December 31, 2022								
	Notional								
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Fair value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial derivatives contracts									
Currency forwards	-	10,130,103	7,474,471	10,559,457	4,725,547	1,913,113	2,034,929	**36,837,620**	**1,818,024**
Interest rate swaps	-	4,042,822	9,226,258	26,018,228	25,470,384	11,344,275	15,274,620	**91,376,587**	**3,935,401**
Currency and interest rate swaps	-	726,140	1,580,644	5,192,387	18,051,948	10,879,098	20,229,246	**56,659,463**	**5,561,634**
Currency call options	-	289,795	70,941	10,365	-	-	-	**371,101**	**2,794**
Call interest rate options	-	-	-	-	-	-	-	**-**	**-**
Put currency options	-	68,099	11,304	27,612	-	-	-	**107,015**	**1,467**
Put interest rate options	-	-	-	-	-	-	-	**-**	**-**
Interest rate futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Total	**-**	**15,256,959**	**18,363,618**	**41,808,049**	**48,247,879**	**24,136,486**	**37,538,795**	**185,351,786**	**11,319,320**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 116

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST

As of March 31, 2023, and December 31, 2022, the composition of financial liabilities at amortised cost is as follows:

		As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Deposits and other demand liabilities			
Current accounts		11,449,060	11,711,969
Demand deposit accounts		561,006	630,807
Other demand deposits		332,267	379,331
Obligations for payment card provisioning accounts		6,357	6,758
Other liabilities on demand		1,457,823	1,357,361
	Subtotal	**13,806,513**	**14,086,226**
Time deposits and other term equivalents			
Time deposits		14,068,560	12,779,206
Term savings accounts		188,835	191,257
Other term credit balances		8,435	8,327
	Subtotal	**14,265,830**	**12,978,790**
Obligations under repurchase and securities lending agreements			
Transactions with domestic banks		-	-
Transactions with foreign banks		302,326	103,425
Transactions with other entities in the country		154,092	211,930
Transactions with other entities abroad		-	-
	Subtotal	**456,418**	**315,355**
Interbank borrowing			
Banks in the country		40,995	41,317
Foreign banks		3,104,039	3,239,358
Central Bank of Chile		5,650,383	5,584,090
	Subtotal	**8,795,417**	**8,864,765**
Debt financial instruments issued			
Letters of Credit		2,831	3,798
Senior bonds		7,334,176	7,080,472
Mortgage bonds		78,767	81,623
	Subtotal	**7,415,774**	**7,165,893**
Other financial liabilities			
Other financial obligations to the public sector		-	-
Other financial obligations in the country		313,105	292,417
Other financial obligations abroad		495	578
	Subtotal	**313,600**	**292,995**
Total		**45,053,552**	**43,704,024**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 117

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and as of December 31, 2022 NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued a. Obligations under repurchase and securities lending agreements As of March 31, 2023, and as of December 31, 2022, the obligations associated with the instruments sold under repurchase agreements are as follows: In teri m C on s oli d ate d Fi n anci al Sta te me n t Marc h 20 23 / B an c o San ta n de r C hil e 118 As of December 31, 2022 As of March 31, 2023 Total Betwee n 1 month and 3 months Up to 1 month On - deman d Total More than 1 month up to 3 month s Up to 1 month On - demand MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Transactions with domestic banks - - - - - - - - Repurchase agreements with other banks - - - - - - - - Repurchase agreements with the Central Bank of Chile - - - - - - - - Securities lending obligations - - - - - - - - Subtotal Transactions with foreign banks 103,42 5 - 103,425 - 302,326 - 302,326 - Repurchase agreements with other banks - - - - - - - - Repurchase agreements with foreign central banks - - - - - - - - Securities lending obligations 103,42 5 - 103,42 5 - 302,32 6 - 302,32 6 - Subtotal Transactions with other entities in the country 211,93 0 109 211,821 - 154,09 2 111 153,981 - Repurchase agreements - - - - - - - - Securities lending obligations 211,93 0 109 211,82 1 - 154,09 2 111 153,98 1 - Subtotal Transactions with other entities abroad - - - - - - - - Repurchase agreements - - - - - - - - Securities lending obligations - - - - - - - - Subtotal 315,35 5 109 315,24 6 - 456,41 8 111 456,30 7 - Total

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

b. Interbank borrowing

At the end of the Interim Consolidated Financial Statements as of March 31, 2023, and December 31, 2022, the composition of the item "Interbank Borrowings" is as follows:

	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Loans obtained from financial institutions and the Central Bank of Chile		
Other liabilities with the Central Bank of Chile	5,650,383	5,584,084
Subtotal	**5,650,383**	**5,584,084**
Loans from domestic financial institutions	**40,995**	**41,318**
Loans from foreign financial institutions		
Citibank NA	1,021,381	0
State Bank of India	315,021	100,654
Wells Fargo Bank NA	314,872	42,479
Bank of America	304,164	2,313,126
Sumitomo Mitsui Banking Corporation	199,723	42,524
Standard Chartered Bank	196,121	110,225
The Bank of Nova Scotia	187,273	199,225
The Bank of New York Mellon	158,657	169,584
The Toronto Dominion Bank	86,465	0
Barclays Bank Plc London	79,907	84,978
Corporacion Andina De Fomento	78,566	0
Banco Santander Hong Kong	62,140	58,326
Zurcher Kantonalbank	40,232	42,650
Wachovia Bank NA	24,406	11,410
Banco Santander Singapur	11,092	19,633
Taishin International Bank Co	7,782	0
Banco Santander Brasil	6,872	7,359
J P Morgan Chase New York	3,135	0
Hong Kong and Shanghai Banking	1,569	2,521
Hsbc Bank Plc, Panama	801	0
Kbc Bank Nv	472	243
Agricultural Bank of China	392	114
Bbva Bancomer	292	86
Intesa Sanpaolo	286	124
Banco Santander Central Hispano	270	104
Bank of China	257	2,540
The Industrial And Commercial	252	0
Hua Nan Commercial Bank	210	195
Rhb Bank Berhad	205	0
Banco de Sabadell, SA	179	0
China Merchants Bank	171	1,146
Industrial And Commercial Bank	153	0
Korea Exchange Bank	87	230
Deustche Bank Frankfurt	83	0
Bank of Taiwan	76	386
Bank of Communications	63	0
Shinhan Bank	51	58
China Construction Bank	49	101
Banco Itau Bba SA	48	71
Fortis Bank	48	110
Taiwan Cooperative Bank	41	73
United Bank of India	37	0
Turkiye Cumhuriyeti Ziraat Ban	37	0
Turkiye Garanti Bankasi	36	70
Icici Bank Limited	32	0
Industrial Bank of Korea	24	901
Citic Industrial Bank	9	0
Commerzbank Ag	-	25,349
Bank of Tokyo Mitsubishi	-	1,164
Shanghai Pudong Development Bank	-	394
Banca Nazionale Del Lavoro	-	233
Unicredit	-	219
Bbva Uruguay	-	198

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 119

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and as of December 31, 2022 181 - Bank for Foreign Trade of Vietnam 90 - Credit Agricole Italia 80 - Caixabank 67 - Banco Do Brasil 56 - Banco Bilbao Vizcaya Argentaria 36 - Abn Amro Bank NV 32 - Kotak Mahindra Bank Limited 3,239,345 3,104,039 Subtotal 18 - Bank of Galicia and Buenos Aires 3,239,363 3,104,039 Subtotal 8,864,765 8,795,417 Total In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 120

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued c. Obligations to the Central Bank of Chile As part of the Central Bank of Chile's measures to address the shocks impacting the Chilean economy due to the current Covid - 19 pandemic, the Credit Facility Conditional to Incremental Flexibility (FCIC) programme was announced . This corresponds to a unique financial facility open to banks, allowing them to continue funding households and companies' loans . The Bank must leave collateral for these operations, which include : the Central Bank of Chile, the government and private bonds (bank and corporate) and, more recently, commercial credits from the individual assessment portfolio classified as high credit quality . FCIC resources can also be accessed through the Liquidity Line of Credit (LCL), capped at the local currency reserve requirement . The FCIC consists of an initial facility and an additional one . The first amounts to US $ 4 , 800 million . The additional line can reach four times the initial one, that is, US $ 19 , 200 million . Its availability depends on two factors : growth of the base portfolio and targeting loans to smaller companies . Furthermore, the Central Bank created the FCIC 2 for US $ 16 , 000 million . The maturity of these obligations is as follows : In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 121 As of December 31, As of March 31, 2022 2023 MCh$ MCh$ - - Due within 1 year 5,584,090 5,650,383 Due after 1 to 2 years - - Due after 2 to 3 years - - Due after 3 to 4 years - - Due after 5 years 5,584,090 5,650,383 Total liabilities to the Central Bank of Chile d. Loans from domestic financial institutions The maturity of these obligations is as follows: As of December 31, As of March 31, 2022 2023 MCh$ MCh$ 41,317 40,995 Due within 1 year - - Due after 1 to 2 years - - Due after 2 to 3 years - - Due after 3 to 4 years - - Due after 5 years 41,317 40,995 Total loans from domestic financial institutions

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

e. Obligations abroad

	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Due within 1 year	3,104,039	3,239,358
Due after 1 to 2 years	-	-
Due after 2 to 3 years	-	-
Due after 3 to 4 years	-	-
Due after 5 years	-	-
Total loans from foreign financial institutions	**3,104,039**	**3,239,358**

f. Issued Financial Debt Instruments and Other Financial Obligations

Debts classified as short-term constitute obligations on demand or those which will mature in one year or less. All other debts are classified as long-term. The details are as follows:

	As of March 31, 2023		
	Short-term MCh$	Long-term MCh$	Total MCh$
Letters of credit	2,145	686	**2,831**
Senior bonds	839,509	6,494,667	**7,334,176**
Mortgage bonds	9,486	69,281	**78,767**
Issued debt instruments	**851,140**	**5,564,634**	**7,415,774**
Other financial liabilities	**313,383**	**217**	**313,600**
Total	**1,164,523**	**6,564,851**	**7,729,374**

	As of December 31, 2022		
	Short-term MCh$	Long-term MCh$	Total MCh$
Letters of credit	2,592	1,206	**3,798**
Senior bonds	482,696	6,597,776	**7,080,472**
Mortgage bonds	7,108	74,515	**81,623**
Issued debt instruments	**492,396**	**6,673,497**	**7,165,893**
Other financial liabilities	**292,756**	**239**	**292,995**
Total	**785,152**	**6,673,736**	**7,458,888**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 122

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

g. Mortgage bills

These bills are used to finance mortgage loans. The principal amounts of these are amortised quarterly. The bills are indexed to the UF and yield an interest rate of 5.20% as of March 31, 2023 (5.20% as of December 31, 2022).

	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Due within 1 year	2,145	2,592
Due after 1 to 2 years	662	1,039
Due after 2 to 3 years	24	167
Due after 3 to 4 years	-	
Due after 4 to 5 years	-	-
Due after 5 years	-	-
Total mortgage bills	**2,831**	**3,798**

h. Senior bonds

The details of senior bonds by currency are as follows:

	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Santander Bonds in UF	3,470,315	3,510,708
Santander Bonds in US$	2,276,570	2,215,515
Santander Bonds in CHF$	614,408	644,780
Santander Bonds in Ch$	515,331	223,467
Current bonds in AUD$	113,842	122,611
Senior bonds in JPY$	190,503	203,512
Senior bonds in EUR$	153,207	159,879
Total senior bonds	**7,334,176**	**7,080,472**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 123

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

1. *Placement of senior bonds:*

During 2023, the Bank has placed bonds for UF 3,001,110,000 and CLP 180,340,000,000,000 as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate Annual	Issue Date	Placement Date	Issue Amount	Maturity Date
U7	UF	3,000,000,000	5,5 years	1.55	01-03-22	09-01-23	3,000,000,000	01-09-27
W3	UF	800,000	7,5 years	1.60	01-12-18	21-02-23	800,000	01-06-26
W5	UF	310,000	9 years	1.80	01-03-19	19-01-23	310,000	01-03-28
Total UF		3,001,110,000					3,001,110,000	
AA7	CLP	55,340,000,000	3,5 years	6.80	24-02-23	24-02-23	55,340,000,000	01-08-26
AA1	CLP	25,000,000,000	6,0 years	6.60	13-03-23	13-03-23	25,000,000,000	01-12-28
AA3	CLP	100,000,000,000	8,0 years	6.20	16-03-23	16-03-23	100,000,000,000	01-09-30
Total (CLP)		180,340,000,000					180,340,000,000	

During 2022 the Bank has placed bonds for UF 29,326,000, US$ 30,000,000 and CLP 347,000,000,000 and JPY 3,000,000,000 as follows:

Series	Currenc y	Amount placed	Term (years)	Issuance rate Annual	Issue Date	Placement Date	Issue Amount	Maturity Date
T3	UF	5,000,000	11 years	1.55	01-01-19	16-06-22	5,000,000	01-01-30
W3	UF	2,116,000	7,5 years	1.60	01-12-18	30-06-22	2,116,000	01-06-26
W5	UF	1,210,000	9 years	1.80	01-03-19	30-06-22	1,210,000	01-03-28
U2	UF	3,000,000	11,5 years	2.80	01-12-21	28-07-22	3,000,000	01-06-32
U1	UF	3,000,000	7,5 years	2.50	01-12-21	09-08-22	3,000,000	01-06-29
T20	UF	5,000,000	11,5 years	2.65	21-10-22	24-10-22	5,000,000	01-02-34
W4	UF	8,000,000	10,5 years	2.65	07-12-22	09-12-22	8,000,000	01-12-33
W9	UF	2,000,000	9,5 years	2.70	01-12-21	27-07-22	2,000,000	01-06-31
Total UF		29,326,000					29,326,000	
Bond US$	US$	30,000,000	3 years	Sofr + 95pb	20-04-22	28-04-22	30,000,000	28-04-25
Total US$		30,000,000					30,000,000	
U6	CLP	64,800,000,000	5,5 years	2.95	01-10-20	16-06-22	64,800,000,000	01-04-26
U5	CLP	100,000,000,000	4,5 years	2.70	01-10-20	29-06-22	100,000,000,00 0	01-04-25
U6	CLP	35,200,000,000	5,5 years	2.95	20-10-22	21-10-22	35,200,000,000	01-04-26
U7	CLP	72,000,000,000	5,5 years	7	15-11-22	16-11-22	72,000,000,000	01-04-26
T17	CLP	75,000,000,000	10 years	7.5	18-11-22	22-11-22	75,000,000,000	01-08-22
Total (CLP)		347,000,000,000					347,000,000,00 0	
Bond JPY	JPY	3,000,000,000	3 years	0.65	08-09-22	15-09-2022	3,000,000,000	15-09-25
Total JPY		3,000,000,000					3,000,000,000	

2. *Repurchase of senior bonds*

The bank has made the following partial bond repurchases during the quarter of 2023:

Date	Type	Currency	Amount
13-01-2023	Senior	UF	131,00
19-01-2023	Senior	UF	44,000
13-01-2023	Senior	UF	45,000

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 124

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

The Bank has made the following partial bond repurchases during 2022:

Date	Type	Currency	Amount
07-01-2022	Senior	UF	1,065,000
10-01-2022	Senior	UF	150,000
03-02-2022	Senior	Ch$	4,000,000,000
04-02-2022	Senior	UF	785,000
04-02-2022	Senior	UF	1,205,000
17-02-2022	Senior	USD	4,156,000
08-03-2022	Senior	UF	7,000
09-03-2022	Senior	UF	5,000
10-03-2022	Senior	UF	5,000
14-03-2022	Senior	UF	5,000
28-07-2022	Senior	UF	70,000
29-07-2022	Senior	UF	9,000
05-08-2022	Senior	UF	31,000
07-09-2022	Senior	UF	602,000
08-09-2022	Senior	UF	100,000
13-09-2022	Senior	UF	377,000
27-09-2022	Senior	UF	93,000
28-09-2022	Senior	UF	414,000
11-10-2022	Senior	UF	50,000
12-10-2022	Senior	UF	43,000
13-10-2022	Senior	UF	1,000
19-10-2022	Senior	UF	64,000
20-10-2022	Senior	UF	181,000
27-10-2022	Senior	UF	50,000
02-11-2022	Senior	UF	1,000
07-11-2022	Senior	UF	2,000
08-11-2022	Senior	UF	687,000
09-11-2022	Senior	UF	165,000
15-11-2022	Senior	UF	1,000
17-11-2022	Senior	UF	100,000
21-11-2022	Senior	UF	3,000
23-11-2022	Senior	UF	400,000
28-11-2022	Senior	UF	415,000
01-12-2022	Senior	UF	1,052,000
06-12-2022	Senior	UF	130,000
13-12-2022	Senior	UF	348,000
14-12-2022	Senior	UF	140,000
15-12-2022	Senior	UF	104,000
16-12-2022	Senior	UF	291,000
19-12-2022	Senior	UF	97,000
26-12-2022	Senior	UF	4,000
28-12-2022	Senior	UF	60,000

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 125

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

3. *Maturities of senior bonds*

The maturity of the senior bonds is as follows:

	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Due within 1 year	839,509	482,696
Due after 1 to 2 years	1,608,268	1,185,935
Due after 2 to 3 years	1,211,869	1,599,241
Due after 3 to 4 years	1,198,468	1,282,436
Due after 4 to 5 years	318,960	408,607
Due after 5 years	2,157,102	2,121,557
Total senior bonds	**7,334,176**	**7,080,472**

i. Mortgage bonds

The detail of mortgage bonds by currency is as follows:

	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Mortgage bonds in UF	78,767	81,623
Total mortgage bonds	**78,767**	**81,623**

1. *Mortgage bond placements*

The Bank has not placed any Mortgage Bonds as of March 31, 2023, and December 31, 2022.

2. *Maturity of mortgage bonds*

The maturity of the mortgage bonds is as follows:

	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Due within 1 year	9,486	7,108
Due after 1 to 2 years	11,352	11,411
Due after 2 to 3 years	11,719	11,779
Due after 3 to 4 years	12,096	12,159
Due after 4 to 5 years	12,487	12,551
Due after 5 years	21,627	26,615
Total mortgage bonds	**78,767**	**81,623**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 126

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

j. Other financial liabilities

The composition of other financial liabilities, according to maturity, is summarised below:

	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Long-term obligations:		
Due after 1 to 2 years	65	68
Due after 2 to 3 years	76	74
Due after 3 to 4 years	76	84
Due after 4 to 5 years	-	13
Due after 5 years	-	-
Long-term financial liabilities subtotal	**217**	**239**
Short-term obligations:		
Amount payable for credit card transactions	185,630	186,237
Approval of letters of credit	46	110
Other long-term financial obligations (short-term portion)	127,707	106,409
Short-term financial obligations subtotal	**313,383**	**292,756**
Other financial obligations total	**313,600**	**292,995**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 127

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 23 - ISSUED REGULATORY CAPITAL INSTRUMENTS

The balances, as of March 31, 2023, and December 31, 2022, of Regulatory Capital Financial Instruments issued are as follows:

	As of March 31, 2023	As of December 31, 2022
	MCh$	MCh$
Financial instruments of regulatory capital issued		
Subordinated bonds with transitional recognition	-	-
Subordinated Bonds	1,737,368	1,733,870
Bonds without fixed maturity	552,138	590,246
Preferred shares	-	-
Subtotal	**2,289,506**	**2,324,116**

Debts classified as short-term constitute obligations on demand or that will mature in one year or less. All other debts are classified as long-term. The details are as follows:

	As of March 31, 2023		
	Short-term	Long-term	Total
	MCh$	MCh$	MCh$
Subordinated bonds with transitional recognition	-	-	-
Subordinated Bonds	-	1,737,368	**1,737,368**
Bonds without fixed maturity	-	552,138	**552,138**
Preferred shares	-	-	-
Total	-	**2,289,506**	**2,289,506**

	As of December 31, 2022		
	Short-term	Long-term	Total
	MCh$	MCh$	MCh$
Subordinated bonds with transitional recognition	-	-	-
Subordinated Bonds	-	1,733,870	**1,733,870**
Bonds without fixed maturity	-	590,246	**590,246**
Preferred shares	-	-	-
Total	-	**2,324,116**	**2,324,116**

The details of subordinated bonds by currency are as follows:

	As of March 31, 2023	As of December 31, 2022
	MCh$	MCh$
CLP	-	-
US$	157,383	169,835
UF	1,579,985	1,564,035
Subordinated bond total	**1,737,368**	**1,733,870**

Bonds with no fixed maturity are all in US$ currency.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 128

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 23 - ISSUED REGULATORY CAPITAL INSTRUMENTS, continued

The movement in the balance of Regulatory Capital Financial Instruments issued as of March 31, 2023, and December 31, 2022, is as follows:

	Subordinated Bonds MCh$	Bonds without fixed maturity MCh$	Total MCh$
Balance as of January 1, 2023	**1,733,870**	**590,246**	**2,324,116**
New issues/placements made	-	-	-
Accrued interest at the effective interest rate (subordinated bonds)	5,274	-	5,274
Accrued adjustments due to UF and/or exchange rate	19,525	-	19,525
Other movements (Discounts/Hedges/Exchange rate)	(21,301)	(38,108)	**(59,409)**
Balance as of March 31, 2023	**1,737,368**	**522,138**	**2,289,506**

	Subordinated Bonds MCh$	Bonds without fixed maturity MCh$	Total MCh$
Balances as of January 1, 2022	**1,461,637**	**592,468**	**2,054,105**
New issues/placements made	101,503	-	101,503
Accrued interest at the effective interest rate (subordinated bonds)	6,562	-	6,562
Accrued adjustments due to UF and/or exchange rate	172,941	-	172,941
Other movements (Discounts/Hedges/Exchange rate)	(8,773)	(2,222)	**(10,995)**
Balance as of December 31, 2022	**1,733,870**	**590,246**	**2,324,116**

During 2023, the Bank has not issued or placed any regulatory capital instruments.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 129

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 24 - PROVISIONS FOR CONTINGENCIES

As of March 31, 2023, and as of December 31, 2022, the composition of the balance of provisions is as follows:

	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Provisions for employee benefit obligation	58,427	99,424
Provisions for restructuring plans	-	-
Provisions for lawsuits and litigations	5,759	5,533
Provisions for customer loyalty and merit programme obligations	38	38
Operational risk	6,891	5,149
Other provisions for other contingencies	51,803	62,682
Total	**122,918**	**172,826**

The movement in provisions as of March 31, 2023, and December 31, 2022, is shown below:

	Provisions						
	For employee benefit obligation MCh$	Restructuring plans MCh$	Lawsuits and litigation MCh$	Provisions for customer loyalty and merit programme obligations MCh$	Other Contingency Provisions MCh$	Operational risk MCh$	Total MCh$
Balance as of January 1, 2023	**99,424**	**-**	**5,533**	**38**	**62,682**	**5,149**	**172,826**
Established provisions	20,339	-	226	-	1,582	1,742	**23,889**
Implementation of provisions	(59,003)	-	-	-	-	-	**(59,003)**
Provision release	(2,642)	-	-	-	(12,461)	-	**(15,103)**
Reclassifying	-	-	-	-	-	-	**-**
Other movements	309	-	-	-	-	-	**309**
Balance as of March 31, 2023	**58,427**	**-**	**5,759**	**38**	**51,803**	**6,891**	**122,918**
Balances as of January 1, 2022	**109,001**	**-**	**3,035**	**38**	**51,894**	**1,578**	**165,546**
Established provisions	121,779	14,019	2,963	-	24,366	4,053	**167,180**
Implementation of provisions	(132,340)	(14,019)	(465)	-	-	(482)	**(147,306)**
Provision release	(1,784)	-	-	-	(13,578)	-	**(15,362)**
Reclassifying		-	-	-	-	-	**-**
Other movements	2,768	-	-	-	-	-	**2,768**
Balance as of December 31, 2022	**99,424**	**-**	**5,533**	**38**	**62,682**	**5,149**	**172,826**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 130

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 25 - PROVISIONS FOR DIVIDEND, INTEREST PAYMENT AND REVALUATION OF REGULATORY EQUITY FINANCIAL

The balances, as of March 31, 2023, and December 31, 2022, of provisions for dividends, interest payments and repricing of issued regulatory capital financial instruments are as follows:

	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Provision for payment of common stock dividends	527,160	243,883
Provision for payment of preferred share dividends	-	-
Provision for interest payments on bonds with no fixed maturity date	11,073	3,625
Provision for bond repricing without fixed term to maturity	-	-
Total	**538,233**	**247,508**

The movement in the balance of provisions for dividends, interest payments and repricing of regulatory capital financial instruments issued as of March 31, 2023, and December 31, 2022, is as follows:

	Provision for payment of common stock dividends	Provision for payment of preferred stock dividends	Provision for interest payments on bonds with no fixed term to maturity	Provision for bond repricing without fixed term to maturity
	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2023	**243,883**	**-**	**3,625**	**-**
Established provisions	283,277	-	6,106	-
Implementation of provisions	-	-	-	-
Provision release	-	-	-	-
Reclassifying	-	-	-	-
Other movements	-	-	1,342	-
Balance as of March 31, 2023	**527,160**	**-**	**11,073**	**-**

	Provision for payment of common stock dividends	Provision for payment of preferred stock dividends	Provision for interest payments on bonds with no fixed term to maturity	Provision for bond repricing without fixed term to maturity
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2022	**233,775**	**-**	**4,995**	**-**
Established provisions	242,595	-	30,523	-
Implementation of provisions	(232,488)	-	(30,528)	-
Provision release	-	-	-	-
Reclassifying	-	-	-	-
Other movements	-	-	(1,365)	-
Balance as of December 31, 2022	**243,883**	**-**	**3,625**	**-**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 131

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK

As of March 31, 2023, and December 31, 2022, the composition of the balance of the special provisions for credit risk is as follows:

Special provisions for credit risk	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Credit risk provisions for contingent claims		
Guarantees and sureties	9,020	9,252
Letters of credit for goods movement operations	420	346
Debt purchase commitments in local currencies abroad	-	-
Transactions related to contingent events	17,377	17,218
Immediately repayable unrestricted credit lines	10,418	9,890
Unrestricted credit lines	-	-
Other credit commitments	1,736	1,263
Other contingent credits	-	-
Subtotal	**38,971**	**37,969**
Provisions for local risk for operations with debtors domiciled abroad	19	550
Subtotal	**19**	**550**
Special provisions for foreign loans	-	-
Subtotal	-	-
Additional provisions for loans		
Additional provisions for commercial loans	122,000	122,000
Additional provisions for mortgage loans	17,000	17,000
Additional provisions for consumer loans	154,000	154,000
Subtotal	**293,000**	**293,000**
Provisions for adjustments to the minimum required provision for normal portfolio with individual assessment	-	-
Subtotal	-	-
Provisions established for credit risk as a result of supplementary prudential requirements	-	-
Subtotal	-	-
TOTAL	**331,990**	**331,519**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 132

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK, continued

The movement in provisions as of March 31, 2023, and December 31, 2022, is shown below:

Special provisions for credit risk As of March 31, 2023 (MCh$)	Provisions for contingent claims	Provisions for local risk	Special provisions for foreign loans	Additional provisions for loans	Provisions for adjustments to minimum provision requirements	Provisions due to supplementary prudential requirements
Balance as of January 1, 2023	**37,969**	**550**	**-**	**293,000**	**-**	**-**
Provision establishment	4,575	3	-	-	-	-
Provision application	-	-	-	-	-	-
Provision release	(3,573)	(534)	-	-	-	-
Other changes in provisions	-	-	-	-	-	-
Balance as of March 31, 2023	**38,971**	**19**	**-**	**293,000**	**-**	**-**

Special provisions for credit risk As of December 31, 2022 (MCh$)	Provisions for contingent claims	Provisions for local risk	Special provisions for foreign loans	Additional provisions for loans	Provisions for adjustments to minimum provision requirements	Provisions due to supplementary prudential requirements
Balance as of January 1, 2022	**30,801**	**194**	**-**	**258,000**	**-**	**-**
Provision establishment	14,250	552	-	35,000	-	-
Provision application	-	-	-	-	-	-
Provision release	(7,082)	(196)	-	-	-	-
Other changes in provisions	-	-	-	-	-	-
As of December 31, 2022	**37,969**	**550**	**-**	**293,000**	**-**	**-**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 133

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 27 - OTHER LIABILITIES

The composition of the item 'other liabilities' as of March 31, 2023, and December 31, 2022, is as follows:

	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Other liabilities		
Cash guarantees received for financial derivative transactions (1)	1,078,760	1,017,967
Creditors for the intermediation of financial instruments	117,341	265,794
Accounts payable to third parties	432,776	405,878
Valuation adjustments for macro-hedges (2)	123,074	85,725
Revenue liabilities due to income from ordinary activities generated by contracts with customers	6,099	6,354
VAT debit unpaid tax	41,919	36,814
Pending operations	19,560	21,918
Other liabilities	100,828	201,232
Total	**1,920,357**	**2,041,682**

1) This corresponds to guarantees related to certain derivative contracts (threshold transactions). These guarantees operate when the valuation of derivatives exceeds thresholds defined in the respective contracts and may be in favour of or against the Bank.
2) This corresponds to the balances of the mark-to-market valuation of net assets or liabilities hedged in a macro-hedge (Note 12).

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 134

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 28 - EQUITY a. Equity and preferred shares As of March 31 , 2023 , and December 31 , 2022 , the Bank has a share capital of MCh $ 891 , 303 comprising 188 , 446 , 126 , 794 authorised shares, which are subscribed and paid up . All these are ordinary shares with no par value and no preferences . Accordingly, share movements as of March 31 , 2023 , and December 31 , 2022 , are as follows : In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 135 Shares As of December 31, As of March 31, 2022 2023 188,446,126,794 188,446,126,794 Issued as of January 1 - - Issuance of paid - up shares - - Issuance of shares owed - - Exercised stock option 188,446,126,794 188,446,126,794 Total shares As of March 31, 2023, and December 31, 2022, the Bank does not hold any treasury shares, nor do the companies involved in the consolidation. As of March 31, 2023, the shareholders' distribution is as follows: % Of equity holding Total ADRs (*) Shares Company name or Shareholder name 35.46 66,822,519,695 - 66,822,519,695 Santander Chile Holding SA 31.72 59,770,481,573 - 59,770,481,573 Teatinos Siglo XXI Inversiones Limitada 10.53 19,845,850,871 16,362,025,271 - The Bank of New York Mellon 8.94 19,473,216,043 - 19,473,216,043 Banks on behalf of third parties 7.29 14,585,770,669 - 14,585,770,669 Pension funds (AFP) on behalf of third parties 3.25 5,660,464,269 - 5,660,464,269 Stockbrokers on behalf of third parties 2.81 5,771,649,274 - 5,771,649,274 Other minority holders 100.00 188,446,126,794 16,362,025,271 172,084,101,523 Total (*) American Depository Receipts (ADR) are certificates issued by a US commercial bank to be traded on the US securities markets. As of December 31, 2022, the distribution of shareholders is as follows: % Of equity holding Total ADRs (*) Shares Company name or Shareholder name 35.46 66,822,519,695 - 66,822,519,695 Santander Chile Holding SA 31.72 59,770,481,573 - 59,770,481,573 Teatinos Siglo XXI Inversiones Limitada 10.53 19,845,850,871 19,845,850,871 - The Bank of New York Mellon 8.94 16,841,385,216 - 16,841,385,216 Banks on behalf of third parties 7.29 13,742,809,166 - 13,742,809,166 Pension funds (AFP) on behalf of third parties 3.25 6,122,497,451 - 6,122,497,451 Stockbrokers on behalf of third parties 2.81 5,300,582,822 - 5,300,582,822 Other minority holders 100.00 188,446,126,794 19,845,850,871 168,600,275,923 Total (*) American Depository Receipts (ADR) are certificates issued by a US commercial bank to be traded on the US securities markets.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 28 - EQUITY, continued b. Reserves At the Board of Directors' Meeting held on March 28 , 2023 , it was agreed to summon an Ordinary Shareholders' Meeting for April 19 , 2023 , to propose a profit distribution and dividend payment, with 60 % of retained earnings as of December 31 , 2022 equivalent to $ 2 . 57469221 per share, and to propose that the remaining 40 % of earnings be used to increase the Bank's reserves and/or retained earnings . The reserves balance is MCh $ 2 , 815 , 170 as of December 31 , 2022 , and 2021 . c. Dividends Details of dividend distribution can be found in the Interim Consolidated Statements of Changes in Equity . d. As of March 31, 2023, and 2022, the composition of diluted profit and basic profit is as follows: In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 136 As of March 31, 2022 2023 MCh$ MCh$ a) Basic earnings per share 235,743 135,683 Profit attributable to equity holders 188,446,126,794 188,446,126,794 Weighted average number of outstanding shares 1.25 0.72 Basic earnings per share (in Ch$) 1.25 0.72 Diluted earnings per share from continuing operations (in Ch$) b) Diluted earnings per share 235,743 135,683 Profit attributable to equity holders 188,446,126,794 188,446,126,794 Weighted average number of outstanding shares - - Assumed conversion of convertible debt 188,446,126,794 188,446,126,794 Adjusted number of shares 1.25 0.72 Basic earnings per share (in Ch$) 1.25 0.72 Diluted earnings per share from continuing operations (in Ch$) The Bank does not hold any dilutive instruments as of March 31, 2023, and December 31, 2022.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 28 - EQUITY, continued e. Provision for interest payments on bonds with no fixed term to maturity The Bank records interest accrual on the non - fixed maturity bonds in the provisions for dividends, interest payments and repricing of regulatory capital financial instruments issued . As of March 31 , 2023 , and December 31 , 2022 , the balance was MCh $ 11 , 073 and MCh $ 3 , 625 respectively . For further information, please refer to note N 25 . f. Other comprehensive income from investment instruments and cash flow hedges: In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 137 As of December 31, As of March 31, 2022 2023 MCh$ MCh$ Investment instruments (112,926) (109,392) Balances as of January 1, 23,707 40,928 Gain (loss) on valuation adjustment of Investment Financial Instruments portfolio before taxes. - - Reclassifying and adjustment of the portfolio of Financial Investment Instruments (20,173) (36,773) Net realised profit 3,534 4,155 Subtotal (109,392) (105,237) Total Cash flow hedging (373,581) (118,838) Balances as of January 1, 298,029 (67,395) Gain (loss) on valuation adjustment of cash flow hedges before taxes (43,286) (10,394) Reclassifying and adjustments for cash flow hedges before taxes - - Amount reclassified from equity included as the book value of non - financial assets and liabilities. Its acquisition or disposal was hedged as a highly probable transition. 254,743 (78,329) Subtotal (118,838) (197,167) Total (228,230) (302,404) Other comprehensive income before taxes Income tax related to other comprehensive income components 29,536 28,414 Income tax relating to portfolio of financial investment instruments 32,086 53,235 Income tax relating to cash flow hedges 61,622 81,649 Total (166,608) (220,755) Other comprehensive income, net of tax Attributable to: (167,147) (220,237) Equity holders of the Bank 539 (518) Non - controlling interest The Bank expects all results included in other comprehensive income will be reclassified to profit or loss when specific conditions are met.

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 28 - EQUITY, continued

g. Non-controlling interest

This includes the net amount of subsidiaries' equity attributable to equity instruments not owned, directly or indirectly, by the Bank, including the portion of profit or loss attributed to them.

The non-controlling interest's share of equity and the results of affiliates is summarised as follows:

As of March 31, 2023	Participation of third parties %	Equity MCh$	Results MCh$	Other comprehensive income: Financial assets at fair value through other comprehensive income (OCI) MCh$	Other comprehensive income: Deferred tax MCh$	Other comprehensive income: Total other comprehensive income MCh$	Comprehensive income MCh$
Subsidiary companies							
Santander Corredora de Seguros Limitada	0.25	208	7	-	-	-	7
Santander Corredores de Bolsa Limitada	49.00	25,075	405	(1,448)	391	(1,057)	(652)
Santander Asesorías Financieras Limitada	0.97	569	9	-	-	-	9
Santander SA Sociedad Securitizadora	0.36	2	-	-	-	-	-
Klare Corredora de Seguros SA	49.90	(18)	(373)	-	-	-	(373)
Santander Consumer Finance Limitada	49.00	50,452	1,179	-	-	-	1,179
Subtotal		**76,288**	**1,227**	**(1,448)**	**391**	**(1,057)**	**170**
Entities controlled through other considerations							
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	8,622	1,635	-	-	-	2,168
Bansa Santander SA	100.00	25,891	1,642	-	-	-	3,239
Multiplica Spa	100.00	2,814	(397)	-	-	-	(946)
Subtotal		**37,327**	**2,880**	-	-	-	**4,461**
Total		**113,615**	**4,107**	**(1,448)**	**391**	**(1,057)**	**3,050**

As of December 31, 2022	Participation of third parties %	Equity MCh$	Results MCh$	Other comprehensive income: Financial assets at fair value through other comprehensive income (OCI) MCh$	Other comprehensive income: Deferred tax MCh$	Other comprehensive income: Total other comprehensive income MCh$	Comprehensive income MCh$
Subsidiary companies							
Santander Corredora de Seguros Limitada	0.25	201	21	-	-	-	21
Santander Corredores de Bolsa Limitada	49.41	24,725	1,762	(32)	9	(23)	1,739
Santander Asesorías Financieras Limitada	0.97	561	47	-	-	-	47
Santander SA Sociedad Securitizadora	0.36	3	(1)	-	-	-	(1)
Klare Corredora de Seguros SA	49.90	356	(1,277)	-	-	-	(1,277)
Santander Consumer Finance Limitada	49.00	49,269	10,193	-	-	-	10,193
Subtotal		**75,115**	**10,745**	**(32)**	**9**	**(23)**	**10,722**
Entities controlled through other considerations							
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	6,988	2,168	-	-	-	2,168
Bansa Santander SA	100.00	24,250	3,239	-	-	-	3,239
Multiplica Spa	100.00	3,211	(946)	-	-	-	(946)
Subtotal		**34,449**	**4,461**	-	-	-	**4,461**
Total		**109,564**	**15,206**	**(32)**	**9**	**(23)**	**15,183**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 138

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 28 - EQUITY, continued

The summarised financial information of the companies included in the consolidation that hold non-controlling interests is as follows, which does not include consolidation and equalisation adjustments:

		As of March 31, 2023				As of December 31, 2022			
		Assets	Liabilities	Capital and reserves	Net income	Assets	Liabilities	Capital and reserves	Net income
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Santander Corredora de Seguros Limitada	Subsidiary	94,746	12,548	79,456	2,742	92,541	13,093	71,121	8,327
Santander Corredores de Bolsa Limitada	Subsidiary	173,521	122,349	50,347	825	321,411	270,952	46,863	3,596
Santander Asesorías Financieras Limitada	Subsidiary	60,864	2,046	57,899	919	60,640	2,725	53,082	4,833
Santander SA Sociedad Securitizadora	Subsidiary	1,013	338	709	(34)	1,107	398	857	(148)
Klare Corredora de Seguros SA	Subsidiary	3,081	3,117	712	(748)	2,153	1,440	3,272	(2,559)
Santander Consumer Finance Limitada	Subsidiary	897,832	794,870	100,555	2,407	884,701	784,146	79,755	20,800
Santander Gestión de Recaudación y Cobranzas Limitada	EPE	10,047	1,425	6,987	1,635	8,037	1,049	4,820	2,168
Bansa Santander SA	EPE	225,404	199,513	24,249	1,642	213,661	189,411	21,011	3,239
Multiplica Spa	EPE	4,255	1,441	3,211	(397)	4,337	1,126	4,157	(946)
Total		**1,470,763**	**1,137,647**	**324,125**	**8,991**	**1,588,588**	**1,264,340**	**284,938**	**39,310**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 139

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 29 - CONTINGENCIES AND COMMITMENTS a. Lawsuits and legal procedures As of the date of issuance of these Interim Consolidated Financial Statements, several lawsuits have been filed against the Bank and its affiliates concerning business operations . As of March 31 , 2023 , the Bank had provisions of MCh $ 5 , 759 (MCh $ 5 , 533 as of December 31 , 2022 ), which are included in the Interim Consolidated Statements of Financial Position under the item 'Provisions for contingencies' . For further information, please refer to Note No 24 . Banco Santander To cover the value of legal proceedings in which there are first and second - instance rulings adverse to the interests of Banco Santander or possible alternate outcomes to these . The Bank has made provisions of MCh $ 5 , 644 and MCh $ 4 , 443 as of March 31 , 2023 , and December 31 , 2022 , respectively . It is noteworthy that the values have been estimated based on quantitative information from the first instance judgements adverse to the Bank and qualitative information from the process, including expert opinion from the trial, the recommendation from the defence lawyer(s) and experience based on court judgements in similar cases (jurisprudence) pronounced by different courts . Santander Corredores de Bolsa Limitada Lawsuit 'Echeverría vs Santander Corredora de Bolsa' (currently Santander Corredores de Bolsa Ltda), filed before the 21 st Civil Court of Santiago, Role C - 12 . 366 - 2014 , regarding compensation for damages due to failures in the purchase of shares, the amount of the claim is MCh $ 60 . As for its current situation as of March 31 , 2023 , this lawsuit is pending the dismissal of the case and the resolution of the motion for abandonment of proceedings filed by the Brokerage Firm . Lawsuit 'Chilena de computación vs Banco Santander and Santander Corredores de Bolsa' filed before the 3 rd Civil Court of Santiago, Role C - 12325 - 2020 . At present, as of March 31 , 2023 , the lawsuit is in the current discussion stage, the documents requested by the Court have been exhibited, and possible actions by the petitioners are pending . Santander Corredora de Seguros Limitada Existing lawsuits amount to UF 7 , 263 , which mainly relate to assets supplied by leasing . Therefore, our lawyers have not estimated any material loss from these lawsuits . Santander Consumer Finance Limitada Currently, there are 14 lawsuits corresponding to processes mainly related to clients . Therefore, our lawyers have not estimated any material loss from these lawsuits . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 140

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 29 - CONTINGENCIES AND COMMITMENTS, continued

b. Contingent loans

The Bank entered various irrevocable commitments and contingent obligations to meet customers' needs. Although these obligations should not be recognised in the Interim Consolidated Statements of Financial Position, they contain credit risk and are part of the Bank's overall risk. The following table shows the contractual amounts that oblige the Bank to grant loans:

	Contingent loans	
	As of March 31, 2023	As of December 31, 2022
	MCh$	MCh$
Guarantees and sureties	**654,221**	**924,173**
Guarantees and sureties in Chilean currency	448,973	483,807
Guarantees and sureties in foreign currency	205,248	440,366
Letters of credit for goods movement transactions	**217,489**	**255,522**
Transactions related to contingent events	**1,419,209**	**1,476,599**
Transactions related to contingent events in Chilean currency	1,022,269	1,216,117
Transactions related to contingent events in foreign currencies	396,940	260,482
Immediately repayable unrestricted credit lines	**9,089,001**	**8,974,077**
Other credit commitments	**249,500**	**324,962**
Credits for higher studies Law No 20,027 (CAE)	1,355	1,617
Other irrevocable credit commitments	248,145	323,345
Total	**11,629,420**	**11,945,333**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 141

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and as of December 31, 2022 NOTE 29 - CONTINGENCIES AND COMMITMENTS, continued c. Held securities The Bank holds securities in the normal course of its business as follows: In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 142 As of December 31, As of March 31, 2022 2023 MCh$ MCh$ Third - party operations 104,972 93,288 Collections 9,090 8,680 Transferred financial assets managed by the Bank 1,081,895 1,027,398 Assets from third parties managed by the Bank 1,195,957 1,129,366 Subtotal Custody of securities 756,880 Securities held in custody by a banking subsidiary deposited in another entity 9,057,428 9,300,558 Securities held in custody by the bank 12,397,099 13,648,531 Securities issued by the bank 22,211,407 22,949,089 Subtotal 23,407,364 24,078,455 Total d. Guarantee Banco Santander - Chile has a comprehensive bank policy for fidelity bond No 5721202 in force with Compañía de Seguros Chilena Consolidada SA, with coverage of US $ 50 , 000 , 000 per claim with an annual cap of US $ 100 , 000 , 000 , which covers the Bank and its subsidiaries jointly and severally, with an expiry date of December 31 , 2022 ; this policy has been renewed under the same conditions until June 30 , 2023 . Santander Corredores de Bolsa Limitada As of March 31 , 2023 , the Company has guarantees deposited with the Santiago Stock Exchange to cover simultaneous operations carried out by the Company's portfolio for a total of MCh $ 10 , 433 (MCh $ 18 , 737 as of December 31 , 2022 ) . Furthermore, as of March 31 , 2023 , the Company holds a guarantee with CCLV Contraparte Central SA, amounting to MCh $ 9 , 749 in cash (MCh $ 9 , 960 as of December 31 , 2023 ) . To ensure the correct and full compliance with all its obligations as a stockbroker, as required by articles 30 et seq . of Law No 18 , 045 on the Securities Market, the Company has delivered fixed - income securities to the Santiago Stock Exchange for a present value of MCh $ 1 , 015 as of March 31 , 2023 (MCh $ 1 , 040 as of December 31 , 2022 ) . This corresponds to a fixed - term deposit with Banco Santander maturing on August 8 , 2023 . As of March 31 , 2023 , the company has a share loan guarantee of MCh $ 3 , 615 (MCh $ 3 , 519 as of December 31 , 2022 ) .

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 29 - CONTINGENCIES AND COMMITMENTS, continued As of March 31 , 2023 , the Company has a guaranteed bond No B 016704 from Banco Santander Chile to comply with the provisions of general rule No 120 of the FMC regarding the operation of placement, transfer and redemption agent of Morgan Stanley funds in the amount of USD $ 300 , 000 , which covers participants who acquire quotas of Morgan Stanley Sicav open - end foreign funds and whose maturity date is March 8 , 2023 . Santander Corredora de Seguros Limitada As required by Circular No 1 , 160 of the FMC (ex - SVS), the company has procured an insurance policy to guarantee correct and full compliance with all obligations arising from its operations as an insurance intermediary . The insurance policy for insurance brokers No 10050030 , which covers UF 500 , and the professional liability policy for insurance brokers No 10050031 , for an amount equivalent to UF 60 , 000 , were renewed with Compañía de Seguros Generales Consorcio Nacional de Seguros SA . Both policies are valid from April 15 , 2022 , to April 14 , 2023 . The Company has a guaranteed bond with Banco Santander Chile to ensure faithful compliance with the terms and conditions of the public bidding process, the mortgage and mortgage insurance plus ITP 2 / 3 for Banco Santander Chile's housing mortgages . The total amounts to UF 10 , 000 and UF 2 , 000 for each portfolio, respectively, both with maturity dates of October 30 , 2023 . The company has a guaranteed bond to ensure faithful compliance with the terms of the public bidding process for fire plus earthquake insurance for the bank's housing mortgage portfolio and professional services, amounting to UF 500 and UF 10 , 000 with the same financial institution, both with maturity dates of December 31 , 2024 . Klare Corredora de Seguros SA As required by Circular No 1 , 160 of the FMC, the company has procured an insurance policy to guarantee correct and full compliance with all obligations arising from its operations as an insurance intermediary . The insurance brokers' guarantee policy No 169538 , which covers UF 500 , was contracted with Compañía HDI Seguros de Garantía y Crédito SA and is valid from April 15 , 2022 , to April 14 , 2023 . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 143

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 30 - INTEREST INCOME AND EXPENSES

This comprises interest accrued during the year on all financial assets whose implicit or explicit return is obtained by applying the effective interest rate method, regardless of whether they are measured at fair value and remeasurements due to hedge accounting.

a. As of March 31, 2023, and 2022, the composition of interest income is as follows:

	As of March 31,	
	2023	2022
	MCh$	MCh$
Financial assets at amortised cost		
Rights under repurchase and securities lending agreements	558	112
Debt financial instruments	15,695	15,557
Interbank loans	252	77
Commercial loans	304,927	188,478
Mortgage loans	121,329	92,376
Consumer loans	183,503	136,629
Other financial instruments	40,581	4,375
Subtotal	**666,845**	**437,604**
Financial assets at fair value through other comprehensive income		
Debt financial instruments	107,305	35,711
Other financial instruments	2,825	952
Subtotal	**110,130**	**36,661**
Results of interest rate-risk hedge accounting	**146,525**	**41,179**
Total interest income	**923,500**	**515,447**

As of March 31, 2023, and 2022, the stock of suspended interest income is as follows:

	As of March 31,	
	2023	2022
	Interests	Interests
Off-balance sheet - interest income	MCh$	MCh$
Commercial loans	15,006	9,427
Mortgage loans	3,502	1,862
Consumer loans	2,930	2,104
Total	**21,438**	**13,393**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 144

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 30 - INTEREST INCOME AND EXPENSES, continued

b. As of March 31, 2023, and 2022, the composition of interest expense is as follows:

	As of March 31,	
	2023	2022
	MCh$	MCh$
Financial liabilities at amortised cost		
Deposits and other demand liabilities	(3,114)	(3,485)
Time deposits and other term equivalents	(283,000)	(90,484)
Obligations under repurchase and securities lending agreements	(9,601)	(852)
Interbank borrowing	(42,342)	(13,863)
Debt financial instruments issued	(51,932)	(37,820)
Other financial liabilities	(12,352)	(1,497)
Subtotal	**(402,341)**	**(148,001)**
Obligations under leasing contracts	**(778)**	**(663)**
Regulatory capital financial instruments issued	**(15,945)**	**(15,333)**
Results of interest rate-risk hedge accounting	**(329,091)**	**(129,637)**
Total interest expenses	**(748,155)**	**(293,639)**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 145

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 31 - READJUSTMENT INCOME AND EXPENSE

Includes accrued adjustments for the period for all financial assets whose implicit or explicit return is obtained by applying the effective interest rate method, irrespective of whether they are measured at fair value and product adjustments due to hedge accounting.

a. As of March 31, 2023, and 2022, the composition of readjustment income is as follows:

	As of March 31,	
	2023	2022
	MCh$	MCh$
Financial assets at amortised cost		
Rights under repurchase and securities lending agreements	-	-
Debt financial instruments	21,673	34,777
Interbank loans	-	-
Commercial loans	78,728	152,424
Mortgage loans	208,015	326,239
Consumer loans	75	206
Other financial instruments	1,360	1,932
Subtotal	**309,851**	**515,578**
Financial assets at fair value through other comprehensive income		
Debt financial instruments	4,613	7,769
Other financial instruments	195	394
Subtotal	**4,808**	**8,163**
Results of hedge accounting of the UF readjustment risk	**(166,195)**	(288,446)
Total readjustment income	**148,464**	**235,295**

As of March 31, 2023, and 2022, the stock of suspended readjustment income is as follows:

	As of March 31,	
	2023	2022
	Readjustments	Readjustments
Off-balance sheet - readjustment income	MCh$	MCh$
Commercial loans	26,329	16,760
Mortgage loans	21,411	11,861
Consumer loans	243	232
Total	**47,983**	**28,853**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 146

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 31 - READJUSTMENT INCOME AND EXPENSE, continued

b. As of March 31, 2023, and 2022, the composition of the remeasurement expenses, including the results of hedge accounting, is as follows:

	As of March 31,	
	2023	2022
	MCh$	MCh$
Readjustment expenses		
Deposits and other demand liabilities	(1,215)	(2,230)
Time deposits and other term equivalents	(21,616)	(6,814)
Obligations under repurchase and securities lending agreements	-	-
Interbank borrowing	-	-
Debt financial instruments issued	(52,298)	(77,644)
Other financial liabilities	(4,880)	(10,374)
Financial instruments of regulatory capital issued	(19,525)	(30,736)
Result of UF, PPI and CPI risk hedge accounting.	52,606	98,162
Total expense for readjustments	**(46,928)**	**(29,636)**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 147

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 32 COMMISSION INCOME AND EXPENSES

Comprises the amount of all fees accrued and paid during the period, except those that are an integral part of the effective interest rate of financial instruments:

	As of March 31,	
	2023	2022
	MCh$	MCh$
Income from commissions and services rendered		
Commissions for prepayment of loans	3,347	4,196
Commissions for loans with letters of credit	38	60
Commissions for credit lines and current accounts overdraft	1,547	1,954
Commissions for guarantees and letters of credit	9,303	8,340
Commissions for card services	101,185	71,173
Commissions for account management	14,167	11,401
Commissions for collections and payments	16,166	14,049
Commissions for brokerage and management of securities	1,886	2,320
Commissions for investments in mutual funds, investment funds and others	-	-
Commissions for brokerage and insurance advice	15,549	10,986
Commissions for factoring services	371	403
Commissions for financial leasing transaction services	-	-
Commissions for securitisations	-	10
Commissions for financial advice	7,707	2,717
Other commissions earned	37,910	44,520
Total	**209,176**	**172,129**

Comprises the amount of all fees accrued and paid during the period, except those that are an integral part of the effective interest rate of financial instruments:

	As of March 31,	
	2023	2022
	MCh$	MCh$
Expenses for commissions and services rendered		
Commissions for card operation services	(29,211)	(26,869)
Licence fees for the use of card brands	(1,371)	(1,662)
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(3,602)	(2,908)
Expenses for obligations of customer loyalty and merit programmes for customer cards	(22,979)	(23,390)
Commissions for securities transactions	(1,309)	(2,213)
Other commissions for services received	(20,769)	(17,491)
Total	**(79,241)**	**(74,983)**
Total net fee and commission income and expenses	**129,935**	**97,146**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 148

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 32 COMMISSION INCOME AND EXPENSES, continued

Income and expenses from commissions generated by the different segments of business and the revenue recognition schedule for ordinary activities are presented below:

	Segments					Revenue recognition schedule for ordinary activities		
As of March 31, 2023	Individuals + SMEs	Middle-market	Global Corporate Banking	Other	Total	Transferred through time	Transferred at a specific time	Accrual model
	MCh$	MCh$	MCh$	MCh$	MCh$	Total MCh$	Total MCh$	Total MCh$
Commission income								
Commissions for prepayment of loans	2,475	765	8	99	**3,347**	-	3,347	-
Commissions for loans with letters of credit	38	-	-	-	**38**	-	38	-
Commissions for credit lines and current account overdrafts	1,223	(299)	621	2	**1,547**	1,547	-	-
Commissions for guarantees and letters of credit	1,061	4,544	3,618	80	**9,303**	9,303	-	-
Commissions for card services	88,647	8,016	4,505	17	**101,185**	40,474	60,711	-
Commissions for account management	13,177	766	224	0	**14,167**	14,167	-	-
Commissions for collections and payments	22,364	2,341	2,156	(10,695)	**16,166**	-	6,466	9,700
Commissions for brokerage and management of securities	435	53	1,359	39	**1,886**	-	1,886	-
Remuneration for insurance brokerage and advisory services	-	-	-	-	**-**	-	-	-
Commissions for factoring services	15,580	10	-	(41)	**15,549**	-	-	15,549
Commissions for securitisations	40	155	135	41	**371**	-	371	-
Commissions for financial advice	-	-	-	-	**-**	-	-	-
Office Banking	-	-	-	-	**-**	-	-	-
Other remuneration for services rendered	-	1,900	(188)	5,995	**7,707**	-	7,707	-
Other commissions earned	31,021	5,156	2,564	(831)	**37,910**	-	37,910	-
Total	**176,061**	**23,407**	**15,002**	**(5,294)**	**209,176**	**65,491**	**118,436**	**25,249**
Commission expenses								
Commissions for card operation services	(25,055)	(3,593)	(551)	(12)	**(29,211)**	-	(29,211)	-
Licence fees for the use of card brands	(1,193)	(186)	9	(1)	**(1,371)**	-	(1,371)	-
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(3,518)	(76)	(8)	-	**(3,602)**	-	(3,602)	-
Expenses for obligations of customer loyalty and merit programmes for customer cards	(22,740)	(239)	-	-	**(22,979)**	-	-	(22,979)
Commissions for securities transactions	-	-	(1,011)	(298)	**(1,309)**	-	(1,309)	-
Other commissions for services received	(28,535)	(2,485)	(1,719)	11,970	**(20,769)**	-	(20,769)	-
Total	**(81,041)**	**(6,579)**	**(3,280)**	**11,659**	**(79,241)**	**-**	**(56,262)**	**(22,979)**
Total net fee and commission income and expenses	**95,020**	**16,828**	**11,722**	**6,365**	**129,935**	**65,491**	**62,174**	**2,270**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 149

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 32 COMMISSION INCOME AND EXPENSES, continued

As of March 31, 2022	Segments					Revenue recognition schedule for ordinary activities		
	Individuals + SMEs	Middle-market	Global Corporate Banking	Other	Total	Transferred through time	Transferred at a specific time	Accrual model
	MCh$	MCh$	MCh$	MCh$	MCh$	Total MCh$	Total MCh$	Total MCh$
Commission income								
Commissions for prepayment of loans	1,392	2,261	(2)	546	**4,196**	-	4,196	-
Commissions for loans with letters of credit	58	-	0	2	**60**	-	60	-
Commissions for credit lines and current account overdrafts	1,621	(213)	543	3	**1,954**	1,954	-	-
Commissions for guarantees and letters of credit	1,208	4,670	2,371	90	**8,340**	8,340	-	-
Commissions for card services	66,842	2,889	1,420	22	**71,173**	27,313	43,800	-
Commissions for account management	10,564	674	164	0	**11,401**	11,401	-	-
Commissions for collections and payments	10,156	2,062	2,015	(184)	**14,049**	-	6,300	7,749
Commissions for brokerage and management of securities (Stockbrokers and/or Securities Brokerage Firms)	580	73	1,370	297	**2,320**	-	2,320	-
Commissions for investments in mutual funds, investment funds and others	-	-	-	-	-	-	-	-
Remuneration for insurance brokerage and advisory services	11,028	-	-	-	**11,028**	-	-	11,028
Commissions for factoring services	103	185	102	13	**403**	-	403	-
Commissions for financial leasing transaction services	-	-	0	0	**0**	-	0	-
Commissions for securitisations	-	-	10	0	**10**	-	10	-
Commissions for financial advice	4	1,153	1,476	83	**2,717**	-	2,717	-
Other financial advisory services	-	-	-	-	-	-	-	-
Other commissions earned	36,634	6,197	1,728	(42)	**44,518**	-	44,518	-
Other remuneration for services rendered	-	-	-	-	-	-	-	-
Total	**140,192**	**19,952**	**11,196**	**790**	**172,129**	**49,068**	**104,324**	**18,734**
Commission expenses								
Commissions for card operation services	(24,600)	(1,899)	(302)	(68)	**(26,869)**	-	**(26,869)**	-
Licence fees for the use of card brands	(1,531)	(115)	(16)	(1)	**(1,662)**	-	**(1,662)**	-
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(2,798)	(100)	(10)	-	**(2,908)**	-	**(2,908)**	-
Expenses for obligations of customer loyalty and merit programmes for customer cards	(23,156)	(233)	(1)	-	**(23,390)**	-	-	**(23,390)**
Commissions for securities transactions	-	-	(1,426)	(787)	**(2,213)**	-	**(2,213)**	-
Other commissions for services received	(14,223)	(1,769)	(1,436)	(513)	**(17,941)**	-	**(17,941)**	-
Total	**(66,307)**	**(4,117)**	**(3,190)**	**(1,369)**	**(74,983)**	-	**(51,593)**	**(23,390)**
Total net fee and commission income and expenses	**73,885**	**15,835**	**8,005**	**(579)**	**97,146**	**49,068**	**52,731**	**(4,656)**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 150

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 33 - NET FINANCIAL INCOME It includes the amount modified due to financial instruments' changes, except those attributable to interest accrued by applying the effective interest rate method of asset value adjustments and results on the sale and purchase of financial instruments . As of March 31 , 2023 , and 2022 , the detail of the results from financial operations is as follows : In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 151 As of March 31, 2022 2023 MCh$ MCh$ Results from financial assets held for trading at fair value through profit or loss 17,35 6 132,091 Financial derivatives contracts 346 1,138 Debt financial instruments 4 13 Other financial instruments 17,70 6 133,242 Subtotal Results from financial liabilities held for trading at fair value through profit or loss - - Financial derivatives contracts - - Other financial instruments - - Subtotal Financial results from financial assets not held for trading mandatorily measured at fair value through profit or loss - - Debt financial instruments - - Other - - Subtotal Financial results from financial assets designated at fair value through profit or loss - - Debt financial instruments - - Other financial instruments - - Subtotal Financial results from financial liabilities designated at fair value through profit or loss - - Demand deposits and other demand liabilities, and Time deposits and other term equivalents - - Issued debt instruments - - Other - - Subtotal Financial results on derecognition of financial assets and liabilities at amortised cost and financial assets at fair value through other comprehensive income 378 - Financial assets at amortised cost 612 (36,773) Financial assets at fair value through other comprehensive income 13,10 2 212 Financial liabilities at amortised cost - - Financial instruments of regulatory capital issued 14,09 2 (36,561) Subtotal 31,79 8 96,681 Total

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 33 - NET FINANCIAL INCOME, continued

As of March 31, 2023, and 2022, the detail of the financial results from foreign exchange, readjustments and hedge accounting of foreign currencies are as follows:

	As of March 31,	
	2023	2022
	MCh$	MCh$
Financial results from foreign exchange, foreign exchange restatements and hedging of foreign currencies		
Result from foreign exchange	**260,867**	**489,715**
Exchange rate readjustment results	**(8,430)**	**(9,047)**
Financial assets held for trading at fair value through profit or loss	-	-
Non-trading financial assets mandatorily measured at fair value through profit or loss	-	-
Financial assets designated at fair value through profit or loss	-	-
Financial assets at fair value through other comprehensive income	-	-
Financial assets at amortised cost	(8,416)	(9,036)
Other assets	(14)	(10)
Financial liabilities at amortised cost	-	-
Financial liabilities held for trading at fair value through profit or loss		
Financial liabilities designated at fair value through profit or loss	(405)	-
Financial instruments of regulatory capital issued	-	-
Net result of derivatives in foreign currency risk hedge accounting	**(271,341)**	**(455,608)**
Subtotal	**(19,309)**	**25,060**
Financial results from reclassifying financial assets due to changes in the business model		
From financial assets at amortised cost to financial assets for trading at fair value through profit or loss	-	-
From financial assets at fair value through other comprehensive income to financial assets held for trading at fair value through profit or loss	-	-
Subtotal	-	-
Other financial results from changes in financial assets and liabilities		
Financial assets at amortised cost	-	-
Financial assets at fair value through other comprehensive income	-	-
Financial liabilities at amortised cost	-	-
Obligations under leasing contracts	-	-
Financial instruments of regulatory capital issued	-	-
Subtotal	-	-
Other financial results from ineffective hedge accounting	-	-
Other financial results from other hedge accounting	-	-
Subtotal	-	-
Total	**77,372**	**56,858**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 152

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 34 - INCOME FROM INVESTMENTS IN COMPANIES

The Interim Consolidated Statements of Income present results from investments in partnerships of MCh$1,542 as of March 31, 2023, and MCh$1,360 as of March 31, 2022, as follows:

	Institutions' Participation		Result from investments	
	As of March 31,		As of March 31,	
	2023	2022	2023	2022
	%	%	MCh$	MCh$
Companies				
Redbanc SA	33.43	33.43	148	64
Transbank SA	25.00	25.00	817	931
Centro de Compensación Automatizado SA	33.33	33.33	317	188
Sociedad Interbancaria de Depósito de Valores SA	29.29	29.29	67	43
Cámara de Compensación de Alto Valor SA	15.00	15.00	20	17
Administrador Financiero del Transantiago SA	20.00	20.00	130	82
Servicios de Infraestructura de Mercado OTC SA	12.48	12.48	40	30
Subtotal			**1,539**	**1,355**
Shares or rights in other companies				
Trading Exchanges			-	-
Other			3	5
Subtotal			**3**	**5**
Total			**1,542**	**1,360**

For more detailed financial information on the companies, see Note 14.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 153

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and as of December 31, 2022 NOTE 35 - NON - CURRENT ASSETS AND DISPOSAL GROUPS NOT QUALIFYING AS DISCONTINUED OPERATIONS The composition of the result on non - current assets and disposal groups that do not classify as discontinued transactions (assets received in lieu of payment) is as follows: In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 154 As of March 31, 2022 2023 MCh$ MCh$ Net results from assets received in payment or awarded in a judicial auction 2,666 2,176 Results from the sale of goods received in payment or awarded in a judicial auction 135 2,209 Other income from assets received in lieu of payment or awarded in a judicial auction (40) 176 Provisions for adjustments to the net realisable value of assets received in lieu of payment or awarded in a judicial auction (3,417) (3,263) Charge - offs of assets received in payment or awarded in a judicial auction (263) (511) Expenses for maintenance of assets received in lieu of payment or awarded in a judicial auction 19 2,142 Non - current assets held for sale and disposal group 900 2,929 Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and as of December 31, 2022 NOTE 36 - OTHER OPERATING INCOME AND EXPENSES a) Other operating income consists of the following items: In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 155 As of March 31, 2022 2023 MCh$ MCh$ Other operating income 45 - Compensation from insurance companies for claims other than operational risk events 100 222 Income from expense recovery 76 322 Other income 221 544 Total b) Other operating expenses consist of the following items: As of March 31, 2022 2023 MCh$ MCh$ OTHER OPERATIONAL EXPENSES (13,050) (2,258) Expenditure on insurance premiums to cover operational risk events (51) (1,742) Provisions for operational risk 158 1 Operational risk event expense recoveries (144) (392) Provisions for lawsuits and litigations (750) (969) Expenses from financial leasing credit operations (142) (166) Expenses for factoring credit operations (5,679) (1,242) Other operational expenses (19,686) (6,769) Total

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 37 - EMPLOYEE BENEFIT OBLIGATION EXPENSES

Expenses for employee benefits as of March 31, 2023, and 2022 are as follows:

	As of March 31,	
	2023	2022
	MCh$	MCh$
Expenses for short-term employee benefits	(82,667)	(84,938)
Expenses for long-term employee benefits	(3,693)	(4,436)
Expenses for termination of employment benefits to employees	(9,185)	(4,797)
Expenses for defined benefit post-employment plan obligations	(375)	(422)
Other human resources costs	(1,294)	(2,953)
Total	**(97,214)**	**(97,546)**

Share-based compensation (settled in cash)

The Bank provides certain executives of the Bank and its affiliates a share-based payment benefit, which is settled in cash according to the requirements of IFRS 2. Accordingly, the Bank measures services received and liabilities incurred at fair value.

Until settlement of the liability, the Bank determines the liability's fair value at the end of each reporting period and on the settlement date, with any fair value changes recognised in the period results.

Pension plan

The Bank has an additional benefit available to its senior executives, consisting of a pension plan to provide them with funds for a better complementary pension upon retirement.

In this respect, the Bank will complement the voluntary contributions made by beneficiaries for their future pension with an equal contribution. Executives shall earn the right to receive this benefit only if they meet the following copulative conditions:

a) Aimed at the Group's senior management.
b) The general requirement for eligibility is to be still employed when they are 60 years old.
c) The Bank will contract a mixed collective insurance policy (life and savings) for each executive, with the contracting party and beneficiary being the Group company to which the executive belongs.
d) Periodic contributions will be made equal to the amount each manager commits to their voluntary contribution plan.
e) The Bank will be responsible for granting the benefits directly.

In the event of termination of the employment relationship between the executive and the respective company before meeting the conditions described above, no entitlement shall accrue to them under this benefit plan.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 156

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 37 - EMPLOYEE BENEFIT OBLIGATION EXPENSES, continued Exceptionally, in the event of the manager's death or total or partial disability, their heirs shall be entitled to receive this benefit as the case may be . The Bank will contribute to this benefit plan based on mixed group insurance policies, the beneficiary of which is the Bank . The life insurance company with which these policies are contracted is unrelated to the Bank or any other Group company . The Bank's entitlements under the plan as of March 31 , 2023 , amounted to MCh $ 7 , 227 (MCh $ 6 , 819 as of December 31 , 2022 ) . The Bank has quantified the amounts of the defined benefit obligations based on the following criteria : Calculation method: The projected unit credit method is used, which treats each year of service as generating an additional unit of benefit entitlement and values each unit separately . It is calculated according to the fund contribution that considers as the main parameters the factors related to the legal annual pension ceiling, the years of service, age and annual income of each unit valued individually . Actuarial assumptions used: Actuarial assumptions regarding demographic and financial variables are unbiased and mutually compatible . The most significant actuarial assumptions considered in the calculations were : The assets related to the savings fund that the Bank to the Compañía de Seguros Euroamérica contributed for particular service plans are presented in the net - related commitments . The assumptions used are as follows : In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 157 As of December 31, 2022 As of March 31, 2023 Post - Employment Plans RV - 2014 RV - 2014 Mortality chart 5.0% 5.0% Termination of contract rate PDT 1985 PDT 1985 Impairment chart The movement in the period for post - employment benefits is as follows: As of December 31, As of March 31, 2022 2023 MCh$ MCh$ 6,819 7,227 Assets for defined post - employment benefits Commitments for defined benefit plans (6,277) (6,653) With active personnel - - Caused by inactive personnel Minus: - - Unrecognised actuarial (gains) losses 542 574 Balances at the end of the period

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and as of December 31, 2022 NOTE 37 - EMPLOYEE BENEFIT OBLIGATION EXPENSES, continued The period cash flow for post - employment benefits is as follows: In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 158 As of December 31, As of March 31, 2022 2023 MCh$ MCh$ Fair value of plan assets 7,127 6,819 Balance at the beginning of the period 211 96 Expected return on insurance contracts 337 312 Employer contributions - - Actuarial (gains) losses - - Premiums paid (856) - Benefits paid 6,819 7,227 Fair value of plan assets at the end of the period Present value of obligations (6,633) (6,227) Present value of the obligations at the beginning of the period - - Net incorporation of companies into the Group (356) (376) Current period service costs - - Reduction/settlement effects - - Benefits paid - - Past service costs - - Actuarial (gains) losses - - Other movements (6,277) (6,653) Present value of obligations at the end of the period 542 574 Net balance at the end of the period Expected performance of the Plan: As of December 31, As of March 31, 2022 2023 UF+ 2.50% per year UF+ 2.50% per year Expected rate of return on plan assets UF+ 2.50% per year UF+ 2.50% per year Expected rate of return on redemption rights Costs related to the Plan: As of December 31, As of March 31, 2022 2023 MCh$ MCh$ (356) (375) Current period service costs - - Interest cost 211 96 Expected return on plan assets - - Extraordinary allocations - - Actuarial (gains)/losses recorded in the period - - Past service cost - - Other (145) (279) Total

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 38 - ADMINISTRATIVE EXPENSE

As of March 31, 2023, and 2022, the item is composed as follows:

	As of March 31,	
	2023	2022
	MCh$	MCh$
General administrative expenses	**46,613**	**42,214**
Expenses for short-term lease agreements	1,895	841
Expenses for low-value leases	-	-
Other expenses for lease obligations	23	29
Maintenance and repair of property, plant and equipment	6,573	6,258
Insurance premiums except to hedge operational risk events	1,308	1,270
Office Supplies	1,929	1,369
IT and communication expenses	19,916	20,362
Lighting, heating, and other utilities	1,355	1,379
Security and valuables transport services	5,160	4,180
Representation and personnel travel expenses	927	435
Judicial and notarial expenses	237	320
Fees for review and audit of the financial statements by the external auditor	280	135
Fees for advisory and consultancy services provided by the external auditor	-	-
Fees for advisory and consultancy services provided by other audit firms	40	38
Fees for securities classification	-	-
Fees for other technical reports	1,545	1,781
Fines applied by the FMC	-	-
Fines applied by other bodies	-	-
Other general administrative expenses	5,425	3,817
Outsourced services	**19,068**	**18,177**
Data processing	9,226	9,282
Technology development, certification and technology testing service	816	847
External human resources management and external staffing service	6	5
Valuation service	-	-
Call Centre service for sales, marketing, quality control and customer service	7	9
External collection service	45	90
Outsourced ATM management and maintenance services	63	114
External cleaning service, casino, custody of files and documents, furniture and equipment storage.	878	1,112
Product sales and distribution services	-	72
External credit appraisal service	925	1,416
Other outsourced services	7,102	5,230
Board expenses	**427**	**399**
Remuneration of the Board of Directors	427	399
Other Board Expenses	-	-
Marketing expenses	**5,681**	**5,312**
Taxes, contributions, fees	**5,508**	**4,940**
Real estate contributions	613	610
Patents	797	620
Other taxes	1	-
Contribution to the FMC (ex-SBIF)	4,097	3,710
Other legal charges	-	-
Total	**77,297**	**71,043**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 159

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 39 - DEPRECIATION AND AMORTISATION

The amounts corresponding to depreciation and amortisation charges to income as of March 31, 2023, and 2022 are detailed below:

	As of March 31, 2023 MCh$	2022 MCh$
Depreciation and amortisation		
Amortisation of intangible assets	(13,282)	(9,685)
Depreciation of fixed assets	(11,361)	(11,923)
Depreciation and amortisation of assets for rights to use leased property	(11,404)	(10,006)
Total Depreciation and Amortisation	**(36,047)**	**(31,614)**

The reconciliation between the book value and balances as of March 31, 2023, and 2022 is as follows:

	Depreciation and amortisation 2023			
	Fixed assets MCh$	Intangible assets MCh$	Right of use assets MCh$	Total MCh$
Balance as of January 1, 2023	**(400,270)**	**(243,520)**	**(181,385)**	**(825,175)**
Depreciation and amortisation charges for the period	(11,361)	(13,282)	(11,404)	**(36,047)**
Disposals and sales for the period	1,788	-	4,433	**6,221**
Other	(17)	-	18	**1**
Balance as of March 31, 2023	**(409,860)**	**(256,802)**	**(188,338)**	**(855,000)**

	Depreciation and amortisation 2022			
	Fixed assets MCh$	Intangible assets MCh$	Right of use assets MCh$	Total MCh$
Balances as of January 1, 2022	**(357,639)**	**(201,146)**	**(162,228)**	**(721,014)**
Depreciation and amortisation charges for the period	(11,923)	(9,685)	(10,006)	**(31,614)**
Disposals and sales for the period	93	-	2,536	**2,629**
Other	-	-	-	**-**
Balances as of March 31, 2022	**(369,469)**	**(210,831)**	**(169,698)**	**(749,998)**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 160

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and as of December 31, 2022 NOTE 40 - IMPAIRMENT OF NON - FINANCIAL ASSETS The amounts corresponding to impairment charges to income as of March 31, 2023, and 2022 are detailed below: In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 161 As of March 31, 2022 2023 MCh$ MCh$ - - Impairment of investments in companies - - Impairment of intangible assets - - Impairment of fixed assets - - Impairment of assets for the right to use leased assets - - Impairment of other assets for investment properties - - Impairment of other assets due to income from ordinary activities generated by contracts with customers - - Acquisition gain through a business combination on highly advantageous terms - - Total As of March 31, 2023, the Bank has no impairment amounts for non - financial assets.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and as of December 31, 2022 NOTE 41 - CREDIT LOSS EXPENSE The movement as of March 31, 2023, and 2022 in credit loss expense is summarised as follows: a. The breakdown of credit loss expenses as of March 31, 2023, and 2022 is as follows: In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 162 As of March 31, 2022 2023 Breakdown of loan loss expense for the period MCh$ MCh$ (86,613) (132,039) Provisions for credit risk on loans and advances to credit institutions (2,918) (1,354) Expenditure on special provisions for credit risk 18,100 20,314 Recovery of impaired loans (15) (1,169) Impairment for credit risk on other financial assets not measured at fair value through profit or loss (71,447) (114,248) Total .

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 41 - CREDIT LOSS EXPENSE, continued

b. The flow of expenditure on provisions set for credit risk and expense for credit loss on loans as of March 31, 2023, and 2022 is as follows:

Breakdown of expenditure on provisions established for credit risk and credit loss for the period - As of March 31, 2023	Loan provisions expenses in the period							
	Normal portfolio Evaluation		Substandard Portfolio Evaluation	Non-performing portfolio Evaluation		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total
(MCh$)	Individual	Group	Individual	Individual	Group			
Interbank loans								
Provision establishment	(45)	-	-	-	-	**(45)**	-	**(45)**
Provision release	34	-	-	-	-	**34**	-	**34**
Subtotal	**(11)**	**-**	**-**	**-**	**-**	**(11)**	**-**	**(11)**
Commercial loans								
Provision establishment	(4,459)	(1,496)	(6,483)	(11,095)	(25,342)	**(48,875)**	-	**(48,875)**
Provision release	7,359	5,388	5,047	4,371	581	**22,746**	1,791	**24,537**
Subtotal	**2,900**	**3,892**	**(1,436)**	**(6,724)**	**(24,761)**	**(26,129)**	**1,791**	**(24,338)**
Mortgage loans								
Provision establishment	-	(1,588)	-	-	(16,772)	**(18,360)**	-	**(18,360)**
Provision release	-	37	-	-	-	**37**	-	**37**
Subtotal	**-**	**(1,551)**	**-**	**-**	**(16,772)**	**(18,323)**	**-**	**(18,323)**
Consumer loans								
Provision establishment	-	(5,359)	-	(8,509)	(78,189)	**(92,057)**	-	**(92,057)**
Provision release	-	2,579	-	-	111	**2,690**	-	**2,690**
Subtotal	**-**	**(2,780)**	**-**	**(8,509)**	**(78,078)**	**(89,367)**	**-**	**(89,367)**
Provisions for credit risk on loans and advances to credit institutions	**2,889**	**(439)**	**(1,436)**	**(15,233)**	**(119,611)**	**(133,830)**	**1,791**	**(132,039)**
Recovery of impaired loans:								
Interbank loans								**-**
Commercial loans								**9,426**
Mortgage loans								**5,099**
Consumer loans								**5,789**
Subtotal								**20,314**
Total								**(111,725)**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 163

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 41 - CREDIT LOSS EXPENSE, continued

Breakdown of expenditure on provisions set for credit risk and credit loss for the period - as of March 31, 2022	Loan provisions expenses in the period							
	Normal portfolio Evaluation		Substandard Portfolio Evaluation	Non-performing portfolio Evaluation		Subtotal	Deductible FOGAPE Covid-19	Total
(MCh$)	Individual	Group	Individual	Individual	Group		guarantees	
Interbank loans								
Provision establishment	(3)	-	-	-	-	(3)	-	(3)
Provision release	3	-	-	-	-	3	-	3
Subtotal	-	-	-	-	-	-	-	-
Commercial loans								
Provision establishment	(4,427)	(3,213)	(1,435)	(10,339)	(40,140)	(59,554)	-	(59,554)
Provision release	2,271	478	4,114	7,285	2,215	16,363	2,656	19,019
Subtotal	(2,156)	(2,735)	(2,679)	(3,054)	(37,925)	(43,191)	2,656	(40,535)
Mortgage loans								
Provision establishment	-	(1,746)	-	-	(31,827)	(33,573)	-	(33,573)
Provision release	-	4	-	-	910	914	-	914
Subtotal	-	(1,742)	-	-	(30,917)	(32,659)	-	(32,659)
Consumer loans								
Provision establishment	-	(13,441)	-	-	(32,924)	(46,365)	-	(46,365)
Provision release	-	19,820	-	-	13,126	32,946	-	32,946
Subtotal	-	6,379	-	-	(19,798)	(13,419)	-	(13,419)
Provisions for credit risk on loans and advances to credit institutions	(2,156)	1,902	(2,679)	(3,054)	(88,640)	(89,269)	2,656	(86,614)
Recovery of impaired loans:								
Interbank loans								-
Commercial loans								8,051
Mortgage loans								4,300
Consumer loans								5,749
Subtotal								18,100
Total								(68,614)

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 164

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and as of December 31, 2022 NOTE 41 - CREDIT LOSS EXPENSE, continued The balances of special provisions for credit risk expenses as of March 31, 2023, and 2022 are as follows: In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 165 As of March 31, 2022 2023 Breakdown of special provisions for credit risk expense for the period MCh$ MCh$ (3,072) (1,885) Provision expense for contingent credits - - Interbank loans (3,085) (1,647) Commercial loans 13 (238) Consumer loans 155 531 Expense of provision expenditure for local risk for operations with debtors domiciled abroad - - Expense of special provisions for loans abroad - - Expense of additional provisions for loans - - Commercial loans - - Mortgage loans - - Consumer loans - - Expense of provision for adjustments to the minimum required provision for the normal portfolio with individual evaluation - - Expense of provisions established for credit risk as a result of additional prudential requirements 2,918 (1,354) Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and as of December 31, 2022 NOTE 42 - RESULTS FROM DISCONTINUED OPERATIONS The Bank currently has no results from discontinued operations. In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 166

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 43 - RELATED PARTY DISCLOSURES 'Related parties' refers to the Bank as well as its subsidiaries and associates, the 'key personnel' of the Bank's management (members of the Bank's Board of Directors and also the managers of Banco Santander - Chile and its affiliates, together with their close relatives), as well as entities over which the key personnel may exercise significant influence or control . Furthermore, the Bank considers the various companies comprising Santander Group worldwide to be related parties, on the understanding that they all have a common parent company, which is Banco Santander SA (based in Spain) . Article 89 of the Chilean Corporation Law, which also applies to banks, provides that any transaction with a related party must be carried out on fair terms and conditions similar to those normally prevailing in the market . Additionally, Article 84 of the General Banking Law limits credits granted to related parties and prohibits granting credits to the Bank's directors, general managers, or general representatives . The Bank's transactions with its related parties are listed below . For ease of understanding, we have divided the information into four categories : Santander Group companies This category includes entities over which the Bank, as indicated in Note 01 (b) of these Consolidated Financial Statements, exercises some degree of influence and generally corresponds to the so - called' business support companies' . Associated companies This category includes those entities over which the Bank, as indicated in Note 01 (b) of these Interim Consolidated Financial Statements, exercises some degree of influence and, in general, corresponds to the so - called' business support companies' . Key personnel This category includes the members of the Bank's Board of Directors and Directors of Banco Santander - Chile and its affiliates, together with their close relatives . Other This category includes those related parties not included in the groups described above and generally correspond to those entities over which key personnel can exercise noteworthy influence or control . The terms for transactions with related parties are equivalent to those of transactions made under market conditions or to which the corresponding considerations in kind have been attributed . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 167

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 43 - RELATED PARTY DISCLOSURES, continued

a. Loans to related parties

Credits and receivables, as well as contingent credits corresponding to related entities, are shown below:

The movement in related party loans during the financial years of 2023 and 2022 has been as follows:

	As of March 31, 2023				As of December 31, 2022			
	Group companies MCh$	Associated companies MCh$	Key personnel MCh$	Other MCh$	Group companies MCh$	Associated companies MCh$	Key personnel MCh$	Other MCh$
Loans and receivables:								
Commercial loans	693,970	-	2,827	1,097	680,624	118	3,185	280
Mortgage loans	-	-	29,203	-	-	-	30,479	-
Consumer loans	-	-	5,617	-	-	-	6,540	-
Loans and receivables	**693,970**	**-**	**37,647**	**1,097**	**680,624**	**118**	**40,204**	**280**
Provision for loan losses	(2,131)	-	(373)	(110)	(2,213)	(8)	(164)	(10)
Net loans	**691,839**	**-**	**37,274**	**988**	**678,411**	**110**	**40,040**	**270**
Guarantee	1,033	-	31,585	117	1,031	-	31,590	110
Contingent loans:								
Guarantees and sureties	-	-	-	-	-	-	-	-
Letters of credit	4	-	-	-	19,162	-	-	-
Transactions with contingent events	61	-	-	332	30,422	-	-	-
Contingent loans	**65**	**-**	**-**	**332**	**49,584**	**-**	**-**	**-**
Provisions for contingent credits	(4)	-	-	(2)	(41)	-	-	-
Net contingent loans	**61**	**-**	**-**	**330**	**49,543**	**-**	**-**	**-**

	As of March 31, 2023				As of December 31, 2022			
	Group companies (*) MCh$	Companies companies MCh$	Personal personnel MCh$	Other MCh$	Group companies (*) MCh$	Companies companies MCh$	Personal personnel MCh$	Other MCh$
Balance as of January 1,	**730,208**	**118**	**40,204**	**280**	**607,378**	**192**	**29,889**	**219**
Loans granted	16,168	-	2,403	1,175	179,540	29	18,115	156
Loans paid	(52,341)	(118)	(4,960)	(26)	(56,710)	(103)	(7,800)	(95)
Total	**694,035**	**-**	**37,647**	**1,429**	**730,208**	**118**	**40,204**	**280**

(*) As of March 31, 2023, and December 31, 2022, loans corresponding to group companies outside the scope of consolidation amounted to MCh$487 and MCh$27,544, respectively.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 168

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 43 - RELATED PARTY DISCLOSURES, continued

b. The assets and liabilities for related party transactions as of March 31, 2023, and December 31, 2022, are as follows:

Assets and liabilities from transactions with related parties

Types of assets and liabilities held with related parties As of March 31, 2023 (MCh$)	Type of related party			
	Group companies	Associated companies	Key personnel	Other
ASSETS				
Cash and deposits in banks	828,324	-	-	-
Financial assets held for trading at fair value through profit or loss				
Financial derivatives contracts	978,820	523,977	-	-
Other assets	476,876	286,605	-	-
LIABILITIES				
Financial liabilities held for trading at fair value through profit or loss				
Financial derivatives contracts	1,222,163	375,848	-	-
Financial liabilities at amortised cost				
Deposits and other demand liabilities	68,655	3,911	4,772	761
Time deposits and other term equivalents	137,944	-	14,397	1,259
Obligations under repurchase and securities lending agreements	109,151	-	-	23,920
Interbank borrowing	-	-	-	-
Debt and regulatory capital financial instruments issued	953,041	-	-	-
Other liabilities	189,547	348,126	-	-

Types of assets and liabilities held with related parties As of December 31, 2022 (MCh$)	Type of related party			
	Group companies	Associated companies	Key personnel	Other
ASSETS				
Cash and deposits in banks	280,364	-	-	-
Financial assets held for trading at fair value through profit or loss				
Financial derivatives contracts	1,190,683	386,494	-	-
Other assets	676,850	287,053	-	-
LIABILITIES				
Financial liabilities held for trading at fair value through profit or loss				
Financial derivatives contracts	1,695,284	326,149	-	-
Financial liabilities at amortised cost				
Deposits and other demand liabilities	73,193	-	4,398	833
Time deposits and other term equivalents	10,376	-	9,442	1,102
Obligations under repurchase and securities lending agreements	64,547	-	-	18,135
Interbank borrowing	224,798	-	-	-
Debt and regulatory capital financial instruments issued	1,001,310	-	-	-
Other liabilities	267,130	325,070	-	-

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 169

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 43 - RELATED PARTY DISCLOSURES, continued

c. Income and expenses from related party transactions

Type of income and expenses from related party transactions As of March 31, 2023 (MCh$)	Group companies	Associated companies	Key personnel	Other
Interest and adjustment income and expenses	(9,837)	-	475	(4)
Commission and service income and expenses	42,411	17,810	6	7
Net income from financial operations and foreign exchange results (*)	51,603	71,803	-	-
Other operating income and expenses	218	(594)	-	-
Remuneration and expenses of key personnel	-	-	(11,651)	-
Administrative and other expenses	(20,632)	(18,248)	-	-

(*) Corresponds mainly to derivative contracts used to financially hedge the foreign exchange risk of the assets and liabilities hedging positions of the Bank and its affiliates.

Type of income and expenses from related party transactions As of March 31, 2022 (MCh$)	Group companies	Associated companies	Key personnel	Other
Interest and adjustment income and expenses	(17,237)	4	817	(6)
Commission and service income and expenses	36,908	18,680	69	2
Net income from financial operations and foreign exchange results (*)	(269,879)	(105,096)	-	-
Other operating income and expenses	123	(550)	-	-
Remuneration and expenses of key personnel	-	-	(12,408)	-
Administrative and other expenses	(19,309)	(18,936)	-	-

(*) Corresponds mainly to derivative contracts used to financially hedge the foreign exchange risk of the assets and liabilities hedging positions of the Bank and its affiliates.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 170

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 43 - RELATED PARTY DISCLOSURES, continued

d. Individual transactions in the period with related parties that are legal entities, which do not correspond to normal business transactions with customers in general and which involve a transfer of resources, services or obligations of more than UF 2,000, per paragraph 9 of IAS 24.

As of March 31, 2023			Description of the transaction			Transactions on matching terms to those transactions with mutual independence between the parties.	Effect on the income statement		Effect on the statement of position	
Company name	Country of residence	Nature of the relationship with the Bank	Type of service	Term	Renewal conditions		Revenues MCh$	Expenditure MCh$	Receivables MCh$	Payables MCh$
Banco Santander, SA	Spain	Group	Consulting Services	Monthly	Under contract	Yes	-	4,018	-	4,012
Santander Back-Offices Globales Mayoristas, SA	Spain	Group	BackOffice services	Monthly	Under contract	Yes	-	810	-	-
Santander Factoring SA	Chile	Group	Leases, Custody and Portal	Monthly	Under contract	Yes	10	106	10	58
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Accounting Services	Monthly	Under contract	Yes	16	272	16	217
Santander Global Facilities, SL	Spain	Group	Consulting services	Monthly	Under contract	Yes	-	136	-	-
Santander Investment Chile Limitada	Chile	Group	Leases	Monthly	Under contract	Yes	-	1,162	-	24
Santander Global Technology and Operations Chile Limitada	Chile	Group	IT Services	Monthly	Under contract	Yes	-	73	-	73
Universia Chile, SA	Chile	Group	Institutional Services	Monthly	Under contract	Yes	-	111	-	131
Aquanima Chile SA	Chile	Group	Procurement Services	Monthly	Under contract	Yes	-	428	-	493
Santander Asset Management SA Administradora General de Fondos	Chile	Group	Leases and Other	Monthly	Under contract	Yes	-	166	-	19
Zurich Santander Seguros Generales Chile SA	Chile	Group	Channel Usage Services	Monthly	Under contract	Yes	50	-	50	-
Santander Global Technology and Operations, SL Unipersonal	Spain	Group	IT Services	Monthly	Under contract	Yes	-	11,898	-	-
Centro de Compensación Automatizado SA	Chile	Group	Derivatives clearing	Monthly	Under contract	Yes	-	837	-	-
PagoNxt Trade Services, SL	Spain	Group	Digital payments	Monthly	Under contract	Yes	-	1,259	-	-

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 171

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 43 - RELATED PARTY DISCLOSURES, continued

As of December 31, 2022			Description of the transaction			Transactions on matching terms to those transactions with mutual independence between the parties.	Effect on the income statement		Effect on the statement of position	
Company name	Country of residence	Nature of the relationship with the Bank	Type of service	Term	Renewal conditions		Revenues MCh$	Expenditure MCh$	Receivables MCh$	Payables MCh$
Banco Santander, SA	Spain	Group	Consulting Services	Monthly	Under contract	Yes	-	15,999	-	1,642
Santander Back-Offices Globales Mayoristas, SA	Spain	Group	BackOffice services	Monthly	Under contract	Yes	-	3,059	-	-
Santander Chile Holding SA	Chile	Group	Leases	Monthly	Under contract	Yes	234	-	234	-
Santander Factoring SA	Chile	Group	Leases, Custody and Portal	Monthly	Under contract	Yes	39	423	39	133
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Accounting Services	Monthly	Under contract	Yes	60	1,019	60	523
Santander Global Facilities, SL	Spain	Group	Consulting services	Monthly	Under contract	Yes	-	341	-	-
Santander Investment Chile Limitada	Chile	Group	Leases	Monthly	Under contract	Yes	-	4,381	-	26
Santander Global Technology and Operations Chile Limitada	Chile	Group	IT Services	Monthly	Under contract	Yes	-	258	-	-
Universia Chile, SA	Chile	Group	Institutional Services	Monthly	Under contract	Yes	8	341	8	-
Aquanima Chile SA	Chile	Group	Procurement Services	Monthly	Under contract	Yes	-	1,710	-	-
Santander Asset Management SA Administradora General de Fondos	Chile	Group	Leases and Other	Monthly	Under contract	Yes	-	626	-	78
Zurich Santander Seguros Generales Chile SA	Chile	Group	Channel Usage Services	Monthly	Under contract	Yes	187	-	187	-
Santander Global Technology and Operations, SL Unipersonal	Spain	Group	IT Services	Monthly	Under contract	Yes	-	49,744	-	-
Mercury Trade Finance Solutions, SpA	Chile	Group	IT Services	Monthly	Under contract	Yes	-	256	-	-
Centro de Compensación Automatizado SA	Chile	Group	Derivatives clearing	Monthly	Under contract	Yes	-	2,184	-	-
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor SA	Chile	Group	Card Operator	Monthly	Under contract	Yes	-	632	-	-
PagoNxt Trade Services, SL	Spain	Group	Digital payments	Monthly	Under contract	Yes	-	284	-	-

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 172

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 43 - RELATED PARTY DISCLOSURES, continued

Payments to the Board of Directors and key management personnel of the Bank and its subsidiaries.

The remuneration received by key management personnel, including the members of the Bank's Board of Directors and Banco Santander-Chile's executives, are presented under the item 'Remuneration and personnel expenses' and/or 'Administrative expenses' in the Interim Consolidated Income Statements and corresponds to the following categories:

	As of March 31,	
	2023 MCh$	2022 MCh$
Remuneration of personnel	5,388	5,011
Remuneration of the Board of Directors	427	399
Bonuses or gratuities	4,356	5,068
Stock-based compensation	318	1,186
Seniority compensation	367	6
Pension plans	375	180
Training Costs	31	49
Health funds	91	87
Other personnel costs funds	298	422
Total	**11,651**	**12,408**

Composition of the Board of Directors and key management personnel of the Bank and its subsidiaries.

Composition of the Board of Directors and Key Management Personnel of the Bank and its Subsidiaries	As of March 31, 2023 MCh$	2022 MCh$
Directors	11	11
Managers	121	132
Total	**132**	**143**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 173

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. The fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or the most advantageous market for the asset or liability.

For those financial instruments for which market prices are not available, fair values have been estimated using recent transactions in similar instruments or, if absent, current values or other valuation techniques based on mathematical valuation models sufficiently validated by the international financial community. In using these models, the specific features of the asset or liability to be valued and, in particular, the different types of risks related to the asset or liability are considered.

These techniques are inherently subjective and significantly affect the assumptions used, including the discount rate, estimates of future cash flows and prepayment assumptions. Therefore, the fair value of an asset or liability may not coincide exactly with the price at which the asset or liability could be delivered or settled on its valuation date and may not be justified by comparison with independent markets.

Determining the fair value of financial instruments

The following is a comparison between the book value of the Bank's financial assets and liabilities and their corresponding fair values as of March 31, 2023, and December 31, 2022:

	As of March 31, 2023		As of December 31, 2022	
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$
Assets				
Financial assets held for trading at fair value through profit or loss	**11,631,884**	**11,631,884**	**11,827,006**	**11,827,006**
Financial derivatives contracts	11,490,794	11,490,794	11,672,960	11,672,960
Debt financial instruments	141,090	141,090	154,046	154,046
Financial assets at fair value through other comprehensive income	**6,542,868**	**6,542,868**	**6,023,039**	**6,023,039**
Debt financial instruments	6,336,094	6,336,094	5,880,733	5,880,733
Other financial instruments	206,773	206,773	142,306	142,306
Financial derivative contracts for hedge accounting	**360,339**	**360,339**	**477,762**	**477,762**
Debt financial instruments at amortised cost	**42,615,414**	**42,917,946**	**43,596,957**	**43,838,759**
Debt financial instruments	4,755,740	4,403,482	4,867,591	4,496,503
Interbank loans and receivables from customers	37,859,674	38,514,464	38,729,366	39,342,256
Guarantees provided for derivative financial transactions	**2,993,244**	**2,993,244**	**2,442,325**	**2,442,325**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 174

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

	As of March 31, 2023		As of December 31, 2022	
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$
Liabilities				
Financial liabilities held for trading at fair value through profit or loss	**11,126,412**	**11,126,412**	**11,319,320**	**11,319,320**
Financial derivatives contracts	11,126,412	11,126,412	11,319,320	11,319,320
Financial derivative contracts for hedge accounting	3,065,761	3,065,761	2,788,794	2,788,794
Financial liabilities at amortised cost	**46,886,640**	**46,323,348**	**45,712,785**	**45,051,218**
Deposits and other demand liabilities	13,806,513	13,764,266	14,086,226	14,086,226
Time deposits and other term equivalents	14,265,830	14,428,195	12,978,790	13,117,554
Interbank borrowing	8,795,417	8,235,688	8,864,765	8,223,783
Debt and regulatory capital financial instruments issued	9,705,280	9,581,599	9,490,009	9,330,660
Other financial liabilities	313,600	313,600	292,995	292,995
Guarantees received for financial derivative transactions	1,078,760	1,078,760	1,017,968	1,017,968

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 175

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and as of December 31, 2022 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued The fair value approximates the book value of the following items, due to their short - term nature, for the following cases: cash and bank deposits, cash items in collection process and securities lending and repurchase agreements. Furthermore, the fair value estimates presented above are not intended to estimate the value of the Bank's profits generated by its business or future activities. They, therefore, do not represent the value of the Bank as a going concern. The methods used to estimate the fair value of financial instruments are detailed below. a. Debt financial instruments The estimated fair value of these financial instruments was established using market values or estimates from an available dealer or quoted market prices of similar financial instruments . Investments are valued at carrying value (recorded) as they are not considered to have a fair value significantly different from their historical one . To estimate the fair value of debt investments, the variables and additional elements (where applicable) were considered, including the estimated prepayment rates and the credit risk of the issuers . b. Interbank loans and receivables from customers The fair value of commercial loans, mortgage loans, credit cards and consumer loans are measured using discounted cash flow analysis . For this purpose, prevailing market interest rates are used regarding the product, term, amount and similar credit quality . The fair value of loans overdue by 90 days or more is measured using the market value of the associated collateral, discounted at the expected realisation rate and term . The estimated fair value is based on the book value for variable - rate loans whose interest rates frequently change (monthly or quarterly) and are not subject to any significant change in credit risk . c. Deposits and other demand obligations The disclosed fair value of non - interest bearing deposits and savings accounts is the amount payable at the reporting date and equal to the book value . The fair value of time deposits is calculated using the discounted cash flow method, which applies current interest rates offered to a schedule of monthly maturities expected in the market . d. Short and long - term issued debt instruments The fair value of these financial instruments is calculated using a discounted cash flow analysis based on the current incremental lending rates for similar loan types with similar maturities . e. Financial derivatives and hedge accounting contracts The estimated fair value of foreign exchange forward contracts was calculated using quoted market prices for financial instruments with similar characteristics . The fair value of interest rate swaps represents the estimated amount the Bank determines as the exit price under IFRS 13 . If there are no quoted market prices (direct or indirect) for any derivative instruments, the respective fair value estimates are calculated using valuation models and techniques such as Black - Scholes, Hull and Monte Carlo simulations . It considers relevant inputs such as option volatility, observable correlations between underlying values, counterparty credit risk, implied price volatility, the speed with which volatility reverts to its mean value and the linear relationship (correlation) between the value of a variable . Fair value measurement and hierarchy IFRS 13 'Fair Value Measurement' establishes a fair value hierarchy, which segregates the valuation technique's inputs and/or assumptions used to measure the fair value of financial instruments . The hierarchy prioritises unadjusted quoted prices in active markets for identical assets or liabilities (level 1 ) . The lowest priority is given to measures involving significant unobservable inputs or inputs (level 3 measures) . The three levels of the fair value hierarchy are as follows : In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 176

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

- Level 1: inputs are quoted (unadjusted) prices in active markets for identical assets and liabilities that the Bank can access at the measurement date.
- Level 2: inputs other than quoted prices included in Level 1, which can be observed directly or indirectly for assets or liabilities.
- Level 3: unobservable input data for the asset or liability.

The estimated fair value of foreign exchange forward contracts was calculated using quoted market prices for financial instruments with similar characteristics.

The fair value of interest rate swaps represents the estimated amount the Bank expects to receive or pay to terminate the contracts or agreements, considering the term structures of the interest rate curve, volatility of the underlying and the credit risk of the counterparties.

In cases in which quotes cannot be observed, management makes its best estimate of the price that the market would set using its internal models, which in most cases use data based on observable market parameters as significant inputs (Level 2) and, in limited cases, use significant inputs that are not observable in market data (Level 3). Various techniques are used to estimate it, including extrapolating observable market data.

Financial instruments at fair value and determined by published quotations in active markets (Level 1) comprise:

- Chilean Government and Treasury bonds
- Mutual Funds

If the instruments are not 100% market observable, the price is a function of other market observable prices (Level 2). The following financial instruments are classified in level 2:

Type of financial instrument	Valuation model used	Description
· Mortgage and private bonds	Present value of cash flows	RiskAmerica provides the internal rates of return (IRR) according to the following criteria: On the valuation day, if there are one or more valid transactions in the Santiago Stock Exchange for a given mnemonic code, the reported rate is the weighted average of said rates. If there are no valid transactions for a given mnemonic data on the valuation day, the reported rate is an 'IRR baseline' from a reference structure plus a 'Model Spread' based on information from historical spreads of the same or similar documents.
· Time deposits	Present value of cash flows	RiskAmerica provides the internal rates of return (IRR) according to the following criteria: On the valuation day, if there are one or more valid transactions in the Santiago Stock Exchange for a given mnemonic code, the reported rate is the weighted average of said rates. If there are no valid transactions for a given mnemonic code on the valuation day, the reported rate is an 'IRR baseline' from a reference structure plus a 'Model Spread' based on the 'Issuer curves'.
· Constant Maturity Swap (CMS), Forward FX and Inflation, Cross Currency Swap (CCS), Interest Rate Swap (IRS)	Present value of cash flows	Rates (IRR) are provided by ICAP, GFI, Tradition and Bloomberg according to the following criteria: The published market prices are used to construct the valuation curve using the bootstrapping method, and then this curve is used to value the various derivatives.
· FX Options	Black-Scholes	Formula adjusted by the volatility smile (implicit volatility). BGC Partners provide prices (volatilities) according to the following criteria: The volatility surface is built through interpolation using published market prices, and these volatilities are then used to value the options.
· Guarantees for threshold transactions, guarantee deposits	Present value of cash flows	Transactions related to derivatives contracts such as Constant Maturity Swap (CMS), Forward FX and Inflation, Cross Currency Swap (CCS), Interest Rate Swap (IRS) and FX Options.

In limited cases, unobservable inputs are used in market data (Level 3). Various techniques are used to estimate this, including extrapolating observable market data or a mix of observable data.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 177

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

The following financial instruments are classified at level 3:

Type of financial instrument	Valuation model used	Description
· Caps/Floors/Swaptions	Black Normal model for Cap/Floors and Swaptions	There is no observable input of implied volatility.
	Black-Scholes	There is no observable input of implied volatility.
	Hull-White	Hybrid HW model for rates and Brownian motion for FX. There is no observable input of implied volatility.
	Implicit Forward Rate Agreement (FRA)	Start Fwd is unsupported by Murex (platform) due to the UF forward estimate.
· CCS, IRS, CMS in Active Bank Rate (TAB)	Present value of cash flows	Valuation obtained using yield curve interpolating to maturity of flows. Nevertheless, TAB is not a directly observable variable nor correlated to any market input.
	Present value of cash flows	Valuation using prices of instruments with similar characteristics plus a liquidity charge-off rate.
· CCS (maturities over 25 years)	Present value of cash flows	Rates (IRR) are provided by ICAP, GFI, Tradition and Bloomberg according to the following criteria: The published market prices are used to construct the valuation curve using the bootstrapping method, and then this curve is used to value the various derivatives.
· Recognition bonds	Spread over risk-free	Valuation by the stochastic dynamic model to obtain the discount rate.
· Receivables accounts valued at fair value	Present value of cash flows	Measured by discounting the estimated cash flow using the interest rate of the new contracts.

The Bank estimates that any changes in the unobservable inputs for instruments classified as level 3 would not result in significant differences in the fair value measurement.

The following table presents the assets and liabilities that are measured at fair value constantly:

As of March 31,	2023 MCh$	Fair value measurements Level 1 MCh$	Level 2 MCh$	Level 3 MCh$
Assets				
Financial assets held for trading at fair value through profit or loss	**11,631,884**	**121,587**	**11,510,284**	**13**
Financial derivatives contracts	11,490,794	-	11,490,781	13
Debt financial instruments	141,090	121,587	19,503	-
Financial assets at fair value through other comprehensive income	**6,903,206**	**6,326,119**	**369,872**	**207,215**
Debt financial instruments	6,336,094	6,326,119	9,533	442
Other financial instruments	206,773	-	-	206,773
Financial derivative contracts for hedge accounting	360,339	-	360,339	-
Guarantee money deposits	**2,993,244**	**-**	**2,993,244**	**-**
Total	**21,528,334**	**6,447,706**	**14,873,400**	**207,228**
Liabilities				
Financial liabilities held for trading at fair value through profit or loss	**11,126,412**	**-**	**11,126,412**	**-**
Financial derivatives contracts	11,126,412	-	11,126,412	-
Financial derivative contracts for hedge accounting	**3,065,761**	**-**	**3,065,761**	**-**
Guarantees for threshold operations	**1,078,760**	**-**	**1,078,760**	**-**
Total	**15,270,933**	**-**	**15,270,933**	**-**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 178

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

As of December 31,		Fair value measurements		
	2022 MCh$	Level 1 MCh$	Level 2 MCh$	Level 3 MCh$
Assets				
Financial assets held for trading at fair value through profit or loss	**11,827,006**	**154,046**	**11,672,922**	**38**
Financial derivatives contracts	11,672,960	-	11,672,922	38
Debt financial instruments	154,046	154,046	-	-
Financial assets at fair value through other comprehensive income	**6,023,039**	**5,870,407**	**9,894**	**142,738**
Debt financial instruments	5,880,733	5,870,407	9,894	432
Other financial instruments	142,306	-	-	142,306
Financial derivative contracts for hedge accounting	**477,762**	-	**477,762**	-
Guarantee money deposits	**2,442,327**	-	**2,442,327**	-
Total	**20,770,134**	**6,024,453**	**14,602,905**	**142,776**
Liabilities				
Financial liabilities held for trading at fair value through profit or loss	**11,319,320**	-	**11,319,320**	-
Financial derivatives contracts	11,319,320	-	11,319,320	-
Financial derivative contracts for hedge accounting	**2,788,794**	-	**2,788,794**	-
Guarantees for threshold operations	**1,017,967**	-	**1,017,967**	-
Total	**15,126,081**	-	**15,126,081**	-

The following tables present assets and liabilities that are not measured at fair value repeatedly in the consolidated statement of financial position:

As of March 31,		Fair value measurements		
	2023 MCh$	Level 1 MCh$	Level 2 MCh$	Level 3 MCh$
Assets				
Debt financial instruments at amortised cost				
Debt financial instruments	**4,403,482**	4,403,482	-	-
Interbank loans and receivables from customers	**38,514,464**	-	-	38,514,464
Total	**42,917,946**	**4,403,482**	**-**	**38,514,464**
Liabilities				
Financial liabilities at amortised cost				
Deposits and other demand liabilities	**13,764,266**	-	-	13,764,266
Time deposits and other term equivalents	**14,428,195**	-	14,428,195	-
Interbank borrowing	**8,235,688**	-	8,235,688	-
Debt and regulatory capital financial instruments issued	**9,581,599**	-	9,581,599	-
Other financial liabilities	**313,600**	-	313,600	-
Total	**46,323,348**	**-**	**32,559,082**	**13,764,266**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 179

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

As of December 31,		Fair value measurements		
	2022 MCh$	Level 1 MCh$	Level 2 MCh$	Level 3 MCh$
Assets				
Debt financial instruments at amortised cost				
Debt financial instruments	**4,496,503**	4,496,503	-	-
Interbank loans and receivables from customers	**39,342,256**	-	-	39,342,256
Total	**43,838,759**	**4,496,503**	**-**	**39,342,256**
Liabilities				
Financial liabilities at amortised cost				
Deposits and other demand liabilities	**14,086,226**	-	-	14,086,226
Time deposits and other term equivalents	**13,117,554**	-	13,117,554	-
Interbank borrowing	**8,223,783**	-	8,223,783	-
Debt and regulatory capital financial instruments issued	**9,330,660**	-	9,330,660	-
Other financial liabilities	**292,995**	-	292,995	-
Total	**45,051,218**	**-**	**30,964,992**	**14,086,226**

The fair value of other assets and other liabilities approximates its book value.

The methods and assumptions for estimating fair value are defined below:

- Loans and amounts owed by credit institutions and by customers: Fair value is estimated for groups of loans with similar characteristics. The fair value was measured by discounting the estimated cash flow using the interest rate of the new contracts. First, the future cash flow of the current loan portfolio is estimated using contractual rates. Then the new loans distributed over the risk-free interest rate are incorporated into the (risk-free) yield curve to calculate the loan portfolio at fair value.

Regarding behavioural assumptions, it is important to underline that a prepayment rate is applied to the loan portfolio, resulting in a more realistic future cash flow.

- Deposit and Bank Borrowings: The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and prevailing market rates for instruments with similar maturities. The book value was considered to approximate the fair value for variable-rate deposits.

- Debt instruments issued and other financial obligations: The fair value of long-term borrowings was estimated using the discounted cash flow to the interest rate presented in the market with similar terms and maturities.

The valuation techniques used to estimate each level are defined in Note 2.

There were no transfers between Tiers 1 and 2 for the year ended on March 31, 2023, and 2022.

The following table presents the Bank's activity for assets and liabilities measured at fair value repeatedly using significant unobserved inputs (level 3) as of March 31, 2023, and December 31, 2022:

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 180

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

	Assets MCh$	Liabilities MCh$
As of January 1, 2023	**142,776**	**-**
Total realised and unrealised profit (loss):		
Included in profit	64,565	-
Included in comprehensive income	(113)	-
Acquisitions, issues and placements (net)	-	-
Level transfers	-	-
As of March 31, 2023	**207,228**	**-**
Total profit or loss included in profit or loss as of March 31, 2023, attributable to the change in unrealised profit (loss) relating to assets or liabilities as of December 31, 2022	**64,452**	**-**

	Assets MCh$	Liabilities MCh$
As of January 1, 2022	**100,814**	**-**
Total realised and unrealised profit (loss):		
Included in profit	42,085	-
Included in comprehensive income	(123)	-
Acquisitions, issues and placements (net)	-	-
Level transfers	-	-
As of December 31, 2022	**142,776**	**-**
Total profit or loss included in profit or loss as of December 31, 2022, attributable to the change in unrealised profit (loss) relating to assets or liabilities as of December 31, 2021	**41,962**	**-**

The quarterly Local Risk Factor Internal Committee reviews the cases in which transfers are to be made between the different levels. During the year 2023, the Committee decided to reclassify instruments from level 3 to level 2.

Realised and unrealised profit (loss) included in results as of March 31, 2023, and 2022, on assets and liabilities measured at fair value regularly through significant unobservable inputs (Level 3) are recorded in the Interim Consolidated Income Statements under 'Net income from financial operations'.

The potential effect as of March 31, 2023, and 2022 on the continuous valuation of assets and liabilities measured at fair value through significant unobservable inputs (Level 3) –which stem from a change in key assumptions in case using other reasonably possible assumptions is more or less favourable than those used— is not considered significant to the Bank.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 181

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES,

The following tables show the financial instruments subject to compensation according to IAS 32 for 2023 and 2022:

As of March 31, 2023	Linked financial instruments offset on the balance sheet				
	Gross imports	Amounts offset on the balance sheet	Net amount presented in the balance sheet	Residuals of financial instruments that are not linked and/or not subject to compensation	Amount in the statement of financial position
	MCh$	MCh$	MCh$	MCh$	MCh$
Assets					
Financial derivatives contracts and hedge accounting (*)	11,272,251	-	11,272,251	578,882	**11,851,133**
Repurchase and securities lending contracts	-	-	-	-	**-**
Interbank loans and receivables from customers	-	-	-	37,859,674	**37,859,674**
Total	**11,272,251**	**-**	**11,272,251**	**38,438,556**	**49,710,807**
Liabilities					
Financial derivatives contracts and hedge accounting (*)	13,450,638	-	13,450,638	741,535	**14,192,173**
Repurchase and securities lending contracts	456,118	-	456,118	-	**456,118**
Deposits and obligations with banks	-	-	-	36,867,760	**36,867,760**
Total	**13,906,756**	**-**	**13,906,756**	**37,609,295**	**51,516,051**

(*) These items include guarantees of MCh$2,491,414 and MCh$900,273 for derivative assets and liabilities, respectively.

As of December 31, 2022	Linked financial instruments offset on the balance sheet				
	Gross imports	Amounts offset on the balance sheet	Net amount presented in the balance sheet	Residuals of financial instruments that are not linked and/or not subject to compensatio n	Amount in the statement of financial position
	MCh$	MCh$	MCh$	MCh$	MCh$
Assets					
Financial derivatives contracts and hedge accounting (*)	10,280,291	-	10,280,291	1,870,431	**12,150,722**
Repurchase and securities lending contracts	-	-	-	-	**-**
Interbank loans and receivables from customers	-	-	-	37,692,840	**37,692,840**
Total	**10,280,291**	**-**	**10,280,291**	**39,563,271**	**49,843,562**
Liabilities					
Financial derivatives contracts and hedge accounting (*)	11,365,281	-	11,365,281	2,742,833	**14,108,114**
Repurchase and securities lending contracts	315,355	-	315,355	-	**315,355**
Deposits and obligations with banks	-	-	-	35,929,781	**35,929,781**
Total	**11,680,636**	**-**	**11,680,636**	**38,672,614**	**50,353,250**

(*) These items include guarantees of MCh$1,695,431 and MCh$746,729 for derivative assets and liabilities, respectively.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 182

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

To reduce the credit exposure on its financial derivatives transactions, the Bank has entered into bilateral collateral agreements with its counterparties, setting out the terms and conditions under which they operate. In general terms, collateral (received/delivered) operates when the net fair value of the financial instruments held exceeds the thresholds defined in the respective contracts.

Financial derivative contracts are listed below, according to their collateral agreement:

Financial derivatives contracts and hedge accounting	As of March 31, 2023 Assets MCh$	As of March 31, 2023 Liabilities MCh$	As of December 31, 2022 Assets MCh$	As of December 31, 2022 Liabilities MCh$
Derivative contracts with a zero-threshold collateral agreement	10,537,694	11,932,320	8,177,074	9,588,768
Derivative contracts with non-zero-threshold collateral agreement	734,928	1,326,208	440,091	536,318
Derivative contracts without collateral agreement	578,511	933,645	3,533,557	3,983,028
Total financial derivatives	**11,851,133**	**14,192,173**	**12,150,722**	**14,108,114**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 183

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES

As of March 31, 2023, and December 31, 2022, the detail of the maturity of financial assets and liabilities according to their remaining maturities is as follows:

As of March 31, 2023	On demand MCh$	Up to 1 month MCh$	Between 1 to 3 months MCh$	Between 3 to 12 months MCh$	Between 1 to 3 years MCh$	Between 3 to 5 years MCh$	More than 5 years MCh$	Total MCh$
Financial assets								
Cash and bank deposits	2,586,609	-	-	-	-	-	-	**2,586,609**
Cash in collection process	865,384	-	-	-	-	-	-	**865,384**
Debt instruments at fair value with changes in income	-	-	-	437	71,337	-	69,316	**141,090**
Debt instruments at fair value with changes in other comprehensive income	-	3,859,165	70,818	250,647	1,879	529,685	1,623,906	**6,336,100**
Financial derivative contracts and hedge accounting	-	446,073	496,647	1,969,131	3,412,017	1,661,405	3,865,860	**11,851,133**
Rights under repurchase and securities lending agreements	-	-	-	-	-	-	-	**-**
Debt financial instruments at amortised cost (1)	-	-	-	-	4,756,840	-	-	**4,756,840**
Interbank loans (2)	-	32,873	-	-	-	-	-	**32,873**
Loans and receivables from customers (3)	900,033	3,455,236	2,918,441	4,951,476	7,969,503	4,469,812	14,213,763	**37,878,264**
Guarantee money deposits	2,993,244	-	-	-	-	-	-	**2,993,244**
Total financial assets	**7,345,270**	**7,793,347**	**3,485,906**	**7,171,691**	**16,211,576**	**6,660,902**	**19,772,845**	**68,441,537**

As of March 31, 2023	On demand MCh$	Up to 1 month MCh$	Between 1 to 3 months MCh$	Between 3 to 12 months MCh$	Between 1 to 3 years MCh$	Between 3 to 5 years MCh$	More than 5 years MCh$	Total MCh$
Financial liabilities								
Cash in collection process	791,211	-	-	-	-	-	-	**791,211**
Financial derivative contracts and hedge accounting	-	465,257	594,526	2,272,453	4,785,188	2,079,430	3,995,319	**14,192,173**
Deposits and other demand liabilities	13,806,513	-	-	-	-	-	-	**13,806,513**
Time deposits and other term equivalents	190,563	6,843,608	3,936,283	3,000,526	262,864	5,377	26,609	**14,265,830**
Obligations under repurchase and securities lending agreements	-	274,164	182,143	111	-	-	-	**456,418**
Interbank borrowing	28,028	48,960	829,197	2,211,604	5,677,628	-	-	**8,795,417**
Debt and regulatory capital financial instruments issued	-	152,005	99,565	975,350	2,656,005	1,742,631	4,079,724	**9,705,280**
Other financial liabilities	-	313,383	-	-	142	75	-	**313,600**
Obligations under leasing contracts	-	-	-	25,664	46,505	31,467	29,303	**132,939**
Guarantee money deposits	1,078,760	-	-	-	-	-	-	**1,078,760**
Total financial liabilities	**15,895,075**	**8,097,377**	**5,641,714**	**8,485,708**	**13,428,332**	**3,858,980**	**8,130,955**	**63,538,141**

(1) Debt financial instruments are presented on a gross basis; the amount of the provision is MCh$1,100.
(2) Amounts due from banks are presented on a gross basis; the amount of the provision is MCh$45.
(3) Loans and receivables are presented on a gross basis; the amount of provisions is MCh$1,051,418.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 184

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES, continued

As of December 31, 2022	On demand MCh$	Up to 1 month MCh$	Between 1 to 3 months MCh$	Between 3 to 12 months MCh$	Between 1 to 3 years MCh$	Between 3 to 5 years MCh$	More than 5 years MCh$	Total MCh$
Financial assets								
Cash and bank deposits	1,982,942	-	-	-	-	-	-	**1,982,942**
Cash in collection process	843,816	-	-	-	-	-	-	**843,816**
Debt instruments at fair value with changes in income	-	1	114,165	70	3,880	23,277	12,653	**154,046**
Debt instruments at fair value with changes in other comprehensive income	-	2,617,251	744,182	68,973	2,167	559,210	1,888,950	**5,880,733**
Financial derivative contracts and hedge accounting	-	734,755	570,803	1,499,473	3,396,062	2,026,248	3,923,382	**12,150,723**
Rights under repurchase and securities lending agreements	-	-	-	-	-	-	-	**-**
Debt financial instruments at amortised cost (1)	-	-	96,326	-	2,545,919	2,225,346	-	**4,867,591**
Interbank loans (2)	-	32,955	-	-	-	-	-	**32,955**
Loans and receivables from customers (3)	713,513	3,402,788	2,980,575	5,158,378	7,943,135	4,431,396	14,066,625	**38,696,410**
Guarantee money deposits	2,442,327	-	-	-	-	-	-	**2,442,327**
Total financial assets	**5,981,887**	**6,787,750**	**4,506,051**	**6,726,894**	**13,891,163**	**9,265,477**	**19,891,610**	**67,050,832**

As of December 31, 2022	On demand MCh$	Up to 1 month MCh$	Between 1 to 3 months MCh$	Between 3 to 12 months MCh$	Between 1 to 3 years MCh$	Between 3 to 5 years MCh$	More than 5 years MCh$	Total MCh$
Financial liabilities								
Cash in collection process	746,872	-	-	-	-	-	-	**746,872**
Financial derivative contracts and hedge accounting	-	67,236	151,948	2,541,236	4,686,662	2,415,134	4,245,898	**14,108,114**
Deposits and other demand liabilities	14,086,226	-	-	-	-	-	-	**14,086,226**
Time deposits and other term equivalents	234,170	12,712,880	5,806	-	25,934	-	-	**12,978,790**
Obligations under repurchase and securities lending agreements	-	211,730	103,516	109	-	-	-	**315,355**
Interbank borrowing	24,667	149,482	818,030	2,288,492	5,584,094	-	-	**8,864,765**
Debt and regulatory capital financial instruments issued	-	92,205	62,084	334,107	2,809,572	1,715,753	4,272,288	**9,490,009**
Other financial liabilities	-	292,756	-	-	142	97	-	**292,995**
Obligations under leasing contracts	-	-	-	25,902	46,955	32,785	31,447	**137,089**
Guarantee money deposits	1,017,968	-	-	-	-	-	-	**1,017,968**
Total financial liabilities	**16,109,903**	**13,530,289**	**1,141,384**	**5,189,846**	**13,153,359**	**4,163,769**	**8,749,633**	**62,038,183**

(1) Debt financial instruments are presented on a gross basis; the amount of the provision is MCh$894.
(2) Amounts due from banks are presented on a gross basis; the amount of the provision is MCh$36.
(3) Loans and receivables are presented on a gross basis; the amount of provisions is MCh$1,036,525.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 185

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 46 - FINANCIAL AND NON-FINANCIAL ASSETS AND LIABILITIES BY CURRENCY

The following are the amounts of financial and non-financial assets and liabilities for the most relevant currencies at the end of the year ended on March 31, 2023, and December 31, 2022.

	As of March 31, 2023										
	Local Currency			Foreign Currency							
	CLP	CLF	Adjustable by exchange rate	USD	EUR	GBP	CHF	JPY	CNY	COP	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets	33,908,542	24,061,412	94,657	6,323,497	176,902	12,766	3,904	10,690	60	-	10,073
Non-financial assets	1,982,226	178,898	11	2,739,598	1,467	277	779	3	-	-	6
TOTAL ASSETS	**35,890,768**	**24,240,310**	**94,668**	**9,063,095**	**178,369**	**13,043**	**4,683**	**10,693**	**60**	**-**	**10,079**
Financial liabilities	42,622,766	7,637,228	-	10,551,988	486,079	11,054	672,835	215,659	-	-	128,833
Non-financial liabilities	1,903,393	167,089	-	1,010,555	61,095	23	1,355	169	-	-	1,356
TOTAL LIABILITIES	**44,526,159**	**7,804,317**	**-**	**11,562,543**	**547,174**	**11,077**	**674,190**	**215,828**	**-**	**-**	**130,189**

	As of December 31, 2022										
	Local Currency			Foreign Currency							
	CLP	CLF	Adjustable by exchange rate	USD	EUR	GBP	CHF	JPY	CNY	COP	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets	33,409,175	23,698,931	111,018	6,305,859	150,370	15,804	3,181	17,849	117	-	3,403
Non-financial assets	1,921,828	186,188	12	2,338,517	1,506	34	809	-	-	-	3
TOTAL ASSETS	**35,331,003**	**23,885,119**	**111,030**	**8,644,376**	**151,876**	**15,838**	**3,990**	**17,849**	**117**	**-**	**3,406**
Financial liabilities	41,492,839	7,805,156	1	10,209,855	440,062	1,267	710,381	225,558	7	-	135,089
Non-financial liabilities	1,856,448	44,426	42	1,001,061	918	18	1,433	144	1	-	1,526
TOTAL LIABILITIES	**43,349,287**	**7,849,582**	**43**	**11,210,916**	**440,980**	**1,285**	**711,814**	**225,702**	**8**	**-**	**136,615**

The fair value of derivative instruments is shown in Chilean Peso currency, and the notional amount is not included.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 186

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING General information The Bank has a solid risk culture, which defines how risks are understood and managed, based on the principle that all employees are responsible for their management . Therefore, their classification is fundamental for their effective control . In this respect, the Bank has established the following key risks in its corporate framework : Credit risk: the risk that one party to a financial instrument contract will fail to meet its contractual obligations because of the insolvency or incapacity of the natural or legal persons and will cause the other party to incur a financial loss. Market risks: arise from holding financial instruments whose value may be affected by changes in market conditions; they generally include the following types of risk: - Foreign exchange risk arises from changes in the exchange rate between currencies. - Fair value interest rate risk arises from changes in market interest rates. - Price risk arises from changes in market prices, either due to factors specific to the instrument itself or factors affecting all instruments traded in the market. - Inflation risk arises due to changes in inflationary indices in Chile, which would apply mainly to financial instruments denominated in UF. Liquidity risk : it is the possibility that an entity may be unable to meet its payment commitments or that, to meet them, it may have to raise funds with onerous terms or risk damage to its image and reputation . Operational risk : it refers to risk arising from human error, systems error, fraud or external events which could cause the Bank reputational loss, have legal or regulatory implications or cause financial loss . Capital risk : it is the risk that the Bank has insufficient capital quantity and/or quality to meet the minimum requirements to operate as a bank, respond to market expectations regarding its credit capacity and support the growth of its business and any strategies that may emerge per its strategic plan . Banco Santander's risk management and control principles are mandatory, must always be applied, and comprise the regulatory requirements and best practices . They are : 1. A strong risk culture that all employees follow covers all risks and promotes socially responsible management, contributing to the Bank's long - term sustainability . 2. All employees are responsible for risk management and must know and understand the risks generated by their daily activities . They must avoid taking risks whose impact is unknown or exceeds the Bank's risk appetite limits . 3. Involvement of senior management in ensuring consistent risk management and control through their conduct, actions, and communications . This body promotes the risk culture, assessing its degree of implementation and monitoring that the profile remains within the levels defined in the Bank's risk appetite . 4. Independence of risk management and control functions. 5. Proactive and comprehensive risk management and control approach across all businesses and risk types. 6. Proper and comprehensive information management enables risks to be identified, assessed, managed and communicated appropriately at the appropriate levels . These principles, together with several interconnected tools and processes of the strategy, such as the risk appetite, risk profile assessment, scenario analysis, risk reporting structure, and annual budget processes, all articulate a holistic control structure for the entire Bank . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 187

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Risk governance The Bank has a robust risk governance structure that pursues effective control of the risk profile, consistent with the appetite defined by the Board and based on the distribution of roles among the three lines of defence and a strong committee structure, which is reinforced by the Risk Pro culture that permeates the entire organisation . The Bank's three lines of defence model aim to ensure effective risk management and control : First line Business lines and all other risk - creating functions are the first lines of defence . These functions must ensure their risks align with the approved risk appetite and corresponding limits . Any unit that originates risk has primary responsibility for managing said risk . Second line The Risk and Compliance and Conduct functions . Its role is to independently monitor and challenge the risk management activities of the first line of defence . These functions ensure risk management under the appetite defined by the Board and promote a strong risk culture throughout the organisation . Third line The Internal Audit function regularly assesses that policies, methodologies, and procedures are adequate and effectively implemented in managing and controlling all risks . Risk committee structure The Board of Directors is responsible for establishing and monitoring the Bank's risk management structure . It has a corporate governance system aligned with local regulations and international best practices . For proper functioning, the Bank has several key high - level committees, each of which is composed of directors and executive members of Santander's management : A. Comprehensive Risk Committee (CIR) The Board's Comprehensive Risk Committee is the body responsible for advising the Board on the definition of the risk appetite that the business areas may assume and supervising the correct identification, measurement, and control of all risks that may affect the Bank . In addition, this committee acts as a governance body through which the Board oversees the reasonableness of risk measurement and control systems . The Board of Directors has delegated responsibility for credit risk management to the Bank's Comprehensive Risk Committee (CIR) and the Bank's Risk Division . B. Directors and Audit Committee The main responsibility of this Committee is to support the Board of Directors in the ongoing improvement of internal control, which includes reviewing the work of the external auditors and the Internal Audit Department and overseeing the process of generating the financial statements . The Committee is also responsible for analysing the observations made by the Chilean financial system regulators on the Bank and for recommending measures to be taken by management . The external auditors are recommended by this Committee to the Board of Directors and appointed by the shareholders at the annual meeting . C. Asset - Liability Committee (ALCO) ALCO's main functions are monitoring and controlling structural balance sheet risks, such as inflation exposure limits, interest rate risk, capital funding levels and liquidity . Furthermore, a review of developments in the most relevant local and international monetary markets and policies . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 188

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued D. Market Committee The Market Committee is responsible for establishing the Bank's policies, procedures, and limits regarding its trading portfolio, making estimates of domestic and international economic conditions that can be used for position - taking . Review of the results of the Bank's customer treasury business . E. Risk Division The Board delegates the identification, measurement and control of the various risks faced by the Bank to the Risk Division, which is led by the Chief Risk Officer (CRO), reporting directly to the General Manager (in conjunction with the Comprehensive Risk Committee) . The Chief Risk Officer (CRO) is responsible for monitoring all risks and reviewing and advising the business lines on managing these risks . The areas of credit risk, market risk (including liquidity and structural), operational risk, strategic risk, model risk, compliance risk and reputational risk report to this division . CREDIT RISK Credit risk is the risk that one party to a financial instrument contract will fail to meet its contractual obligations due to the insolvency or incapacity of the natural or legal persons and will cause the other party to incur a financial loss . The Bank consolidates all elements and components of credit risk exposure (e . g . individual creditor default risk, business line or sector inherent risk, and/or geographical risk) for credit risk management purposes . Credit risk management The Bank has set up a set of credit approval committees in which teams from the Board of Directors, the Risk Division, and the commercial areas participate, jointly verifying each loan applicant's quantitative and qualitative parameters . The Board has delegated responsibility for credit risk management to the Integrated Risk Committee (IRC) and the Bank's risk departments, whose roles are summarised below : - Formulation of credit policies, in consultation with the business units, covering collateral requirements, credit assessment, risk rating and reporting, documents and legal procedures in compliance with regulatory, legal and internal Bank requirements . - Establishing the authorisation structure for the approval and renewal of credit applications . The Bank structures credit risk levels by limiting the concentration of credit risk in terms of individual debtors, groups of debtors, industry segments and countries . - Authorisation limits assignment to the respective business unit officers (commercial, consumer, SME) to be monitored on an ongoing basis by the administration . Furthermore, these limits are regularly reviewed . Risk assessment teams at the branch level regularly interact with clients, yet, for large operations, the risk teams at the head office and even the Risk Committee collaborate directly with clients in assessing credit risks and preparing credit applications . - Limiting exposure concentrations to customers, counterparties, in geographic areas, industries (for receivables or credits), and credit rating and liquidity (for investments) by the issuer . - Developing and maintaining the Bank's risk classification to categorise risks by the exposure to financial loss of the respective instruments and to focalise risk management, specifically on the related risks . - Reviewing and assessing credit risk . The risk divisions are largely independent of the Bank's commercial division and assess all credit risks above designated limits before customer credit approvals or specific investments acquisition . Credit renewals and reviews are subject to similar processes . The risk assessment teams regularly interact with our clients . Risk teams collaborate directly with clients to assess credit risks and prepare credit applications for larger transactions . Credit approval committees, including risk and commercial staff, must In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 189

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued ensure that each applicant meets appropriate qualitative and quantitative parameters . The Bank's Board of Directors defines the powers of each committee . In preparing a credit application for a corporate customer whose loans are approved on an individual basis, the Bank verifies various parameters such as debt servicing capacity (including, typically, projected cash flows), the customer's financial history and/or projections for the economic sector in which it operates . The risk division is actively involved in this process and prepares the credit application for the customer . All applications contain an analysis of the client's strengths and weaknesses, a rating and a recommendation . Credit limits are not determined based on outstanding customer balances but the financial group's direct and indirect credit risk . For example, a corporation would be assessed with its subsidiaries and affiliates . Their respective risk divisions assess and approve consumer loans (individuals, SMEs) . The assessment is based on an evaluation system known as Garra (Banco Santander - Chile), an automated process with a scoring system that includes the credit risk policies implemented by the Bank's Board of Directors . The credit application process is based on collecting information to determine the client's financial situation and ability to pay . The parameters used to assess the applicant's credit risk include several variables such as income levels, length of current employment, indebtedness, and credit bureau reports . For investments in debt instruments, the Bank assesses the probability of Non - collectability or default of issuers or counterparties using internal and external assessments such as the Bank's independent risk assessors . Furthermore, the Bank adheres to a strict and conservative policy that ensures that the investment issuers and counterparties to derivative transactions have the highest reputation . Furthermore, the Bank operates several instruments which, although they involve exposure to credit risk, are not reflected in the Interim Consolidated Statements of Financial Position, such as guarantees and sureties, documentary letters of credit, letters of guarantee and commitments to extend credit . Guarantees and sureties represent an irrevocable payment obligation . If a guaranteed customer defaults on its obligations to third parties guaranteed by the Bank, the Bank will make the corresponding payments . These transactions involve the same credit risk exposure as ordinary loans . Documentary letters of credit are commitments recorded by the Bank on behalf of the customer . They are secured by the traded goods they relate to and have a lower risk than direct borrowing . The guaranteed bonds are contingent commitments that become effective only if the customer fails to perform the works agreed with a third party, as guaranteed by the bonds . In the case of commitments to extend credit, the Bank is potentially exposed to losses equal to the total unused commitment . Nevertheless, the likely amount of loss is less than the unused total of the commitment . In addition, the Bank monitors the maturity period of the credit lines because long - term commitments generally have a higher credit risk than short - term commitments . Regarding provisions, on July 17 , 2020 , the CMF requested the determination of specific provisions for loans backed by Fogape guarantees, for which expected losses must be determined, estimating the risk of each transaction, without considering the substitution of the credit quality of the guarantee, according to the appropriate individual or group analysis method, under the provisions of Chapter B - 1 of the CASB . See Note 2 , letter q . The balance of provisions for this item as of March 31 , 2023 , and December 31 , 2022 , amounted to MCh $ 17 , 633 and MCh $ 19 , 424 , respectively . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 190

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Additional provisions According to FMC regulation, banks can establish provisions over the already described limits to protect themselves from the risk of non - predictable economic fluctuations that could affect the macroeconomic environment or a specific economic sector . These provisions shall be reported under liabilities per number 9 of Chapter B - 1 of the FMC's CASB . Due to the spread of the pandemic, the presence of new variants of the virus and the decrease in state aid in the coming months, the Bank's Board of Directors approved the creation of additional voluntary provisions in 2022 for MCh $ 35 , 000 , in 2021 for MCh $ 132 , 000 , which added to those approved in 2020 , amount to MCh $ 258 , 000 . As of March 31 , 2023 , additional provisions amount to MCh $ 293 , 000 . Maximum credit risk exposure For financial assets recognised in the Interim Consolidated Statements of Financial Position, the exposure to credit risk is equal to their carrying amount . The maximum credit risk exposure for financial guarantees granted is the maximum amount the Bank would have to pay if the guarantee were enforced . The following is the distribution by financial asset of the Bank's maximum credit risk exposure as of March 31 , 2023 , and December 31 , 2022 , without deducting collateral and credit enhancements received : In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 191

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

	Note	As of March 31, 2023 Amount of exposure MCh$	As of December 31, 2022 Amount of exposure MCh$
Deposits in banks	7	2,586,609	1,982,942
Cash in collection process	7	865,384	843,816
Financial assets held for trading at fair value through profit or loss	8		
Financial derivatives contracts		11,490,794	11,672,960
Debt instruments		141,091	154,046
Financial assets at fair value through other comprehensive income	11		
Debt instruments		6,336,100	5,880,733
Credits and receivables from clients		206,773	142,306
Financial derivative contracts for hedge accounting	12	360,339	477,762
Financial assets at amortised cost	13		
Debt instruments		4,755,740	4,867,591
Interbank loans		32,828	32,955
Credits and receivables from clients		37,826,846	37,659,885
Unrecognised loan/credit commitments:			
Letters of credit for goods movement transactions		217,489	255,522
Transactions related to contingent events		1,419,209	1,476,599
Immediately repayable unrestricted credit lines		8,886,808	8,974,077
Guarantees and sureties		654,221	924,173
Contingent credits linked to CAE		1,355	1,617
Other credit commitments		339,454	313,345
Total		**76,121,040**	**75,660,329**

Under the new CASB, the provisions for credit risk on loans and receivables (due from banks and loans and receivables from customers) and contingent credits are determined under the criteria defined in Chapters B-1 to B-3 of the new CASB. While debt instruments are measured at amortised cost and fair value through other comprehensive income, their impairment is measured under Chapter 5.5 of IFRS 9. Debt instruments measured at fair value through profit or loss are not subject to impairment requirements.
In the case of derivatives, the fair value of derivatives includes the adjustment reflecting the counterparty credit risk (CVA). The CVA is calculated considering the potential exposure to each counterparty in future periods.

The methodology established for determining provisions for loan losses and contingent loans is set out in Note No 2 of accounting principles letter q). In addition, the methodology used for calculating provisions for debt instruments measured at amortised cost and those measured at fair value through other comprehensive income is described in Note 2 (r). Information related to the concentration of credit risk is provided in Note 13, letters k, m, and n.
For derivative instruments, as of March 31, 2023, the Bank's foreign exposure, including counterparty risk in the derivatives portfolio, was US$4 million.

The table below calculates the derivative exposure using the corresponding credit risk, which is equal to the net replacement value plus the maximum potential value, considering cash collateral that mitigates the exposure. Additional details regarding our exposure to countries rated above 1 and corresponding to the largest exposures are also included. The exposure as of March 31, 2023, considering the fair value of derivative instruments, amounts to:

Domestic Loans	Ranking	Derivative instruments (Market-adjusted) US$ million	Deposits US$ million	Credits US$ million	Financial investments US$ million	Total exposure US$ million
Hong Kong	2	-	3	3	-	6
México	3	4	-	-	-	4
China	2	-	-	19	-	19
Total		**4**	**3**	**22**	**-**	**29**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 192

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Our exposure to Spain within the group is as follows:

Counterpart	Domestic Loans	Classification	Derivative instruments (market-adjusted) in US$ million	Deposits	Credits	Financial investments	Total exposure
Banco Santander SA	Spain	1	280	38	-	-	**318**

(*) Our exposure to Santander Hong Kong, BSCH Spain and Santander NY is included as exposure to Spain.

Recognition and measurement of credit risk provisions

The Bank segments loans and contingent credits by the type of obligor and credit to a level appropriate for applying the models.

Provisions required to cover loans and contingent credit exposures are calculated and set up monthly in relation to the valuation models used and the type of transaction. See Note 2 (q).

Provisions on the loan portfolio are treated as valuation accounts for the respective assets. Accordingly, the amount of the portfolio net of provisions is reported in the Interim Consolidated Statements of Financial Position. Additional and contingent provisions are reported under liabilities. See Note 13.

The following is a breakdown of the loans (due from banks and receivables from customers) and contingent credit exposures and related provisions as of March 31, 2023, and December 31, 2022:

As of March 31, 2023 (**) MCh$	Financial assets before provisions					Established provisions					
	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio		Normal Portfolio		Substandard Portfolio	Non-performing Portfolio		Deductible FOGAPECovid-19 guarantees
	Evaluation		Evaluation	Evaluation		Evaluation		Evaluation	Evaluation		
	Individual	Group	Individual	Individual	Group	Individual	Group	Individual	Individual	Group	
Interbank loans	32,873	-	-	-	-	45	-	-	-	-	-
Commercial loans	10,856,411	4,451,651	1,109,645	693,072	397,019	91,986	76,230	37,083	216,431	192,909	17,633
Mortgage loans	-	15,527,601	-	-	502,268	-	31,144	-	-	90,333	-
Consumer loans	-	5,138,280	-	-	202,317	-	169,581	-	-	128,088	-
Contingent credit exposure	1,759,494	748,896	172,268	9,231	5,920	14,288	6,088	9,275	5,095	4,225	-

** See Note 13 letters c, d and e for further details.

As of December 31, 2022 (**) MCh$	Financial assets before provisions					Established provisions					
	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio		Normal Portfolio		Substandard Portfolio	Non-performing Portfolio		Deductible FOGAPECovid-19 guarantees
	Evaluation		Evaluation	Evaluation		Evaluation		Evaluation	Evaluation		
	Individual	Group	Individual	Individual	Group	Individual	Group	Individual	Individual	Group	
Interbank loans	32,991	-	-	-	-	36	-	-	-	-	-
Commercial loans	10,952,240	4,554,140	1,110,717	698,790	368,702	97,070	81,181	36,420	220,089	186,830	19,424
Mortgage loans	-	15,306,945	-	-	422,064	-	29,593	-	-	76,998	-
Consumer loans	-	5,103,219	-	-	179,593	-	168,119	-	-	120,801	-
Contingent credit exposure	2,118,902	863,867	52,267	8,464	4,883	15,036	6,137	8,873	4,377	3,546	-

** See Note 13 letters c, d and e for further details.

Provisions for debt instruments are obtained monthly, under the IFRS 9 models developed and approved in the respective committees, and under appropriate governance. Those measured at amortised costs are accounted for in valuation accounts by deducting the asset's value and the corresponding effect on profit or loss. Those measured at fair value through other comprehensive income are accounted for based on the fair value recorded in 'OCI' against profit or loss for the period. Provisions for loans and receivables measured at fair value through other comprehensive income (OCI) are calculated together with due from banks and loans receivables measured at amortised cost. As of March 31, 2023, and December 31, 2022, the impairment that concerns the instruments detailed above is:

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 193

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

	As of March 31, 2023	As of December 31, 2022
	MCh$	MCh$
Debt instruments at amortised cost	1,100	894
Debt instruments at fair value with changes in other comprehensive income	1,241	877
Loans and receivables	363	326
Total	**2,704**	**2,097**

As of March 31, 2023, and December 31, 2022, the debt instrument portfolios include instruments of the Central Bank of Chile and/or the General Treasury of the Republic. Accordingly, their risk has been classified as low (no significant increase in risk). The description of the main components of the IFRS 9 model used by the Bank is set out in Note 2 (r).

As of March 31, 2023, and December 31, 2022, the loans included in the portfolio of loans and receivables measured at fair value through other comprehensive income are assets of a high credit quality (normal portfolio).

Non-compliance

The non-performing portfolio includes debtors and their loans for which recovery is considered remote, as they show an impaired or zero payment capacity, have been subject to forced restructuring or are overdue by 90 days or more in the payment of interest or principal, and are classified in the non-performing portfolio (C1 to C6).

Non-performing portfolio	As of March 31, 2023		As of December 31, 2022	
	Financial assets	Provisions	Financial assets	Provisions
	MCh$	MCh$	MCh$	MCh$
Interbank loans	-	-	-	-
Commercial loans	1,090,091	409,340	1,067,492	406,919
Mortgage loans	502,268	90,333	422,064	76,998
Consumer loans	202,317	128,088	179,593	120,801
Contingent credit exposure	15,151	9,320	13,347	-
Total	**1,809,827**	**637,081**	**1,682,496**	**604,718**

Under the IFRS 9 model, the Bank uses one of the default presumption factors when an asset is overdue by 90 days or more.

Debt instruments and loan receivables measured at fair value through OCI are not non-performing.

Individual/Group

Group assessments are suitable for dealing with many transactions with low individual amounts and involving individuals or small companies. The Bank groups debtors with similar credit risk characteristics by associating each group with a certain probability of non-performing and a recovery rate based on a substantiated historical analysis. To this end, the Bank implemented the standard model for mortgage and commercial loans and the internal model for consumer loans.

IFRS 9 aims to recognise expected credit loss over the asset's life, attending to significant increases in credit risk since the initial recognition. This may require a group assessment as the increase in credit risk may become more evident before the financial instrument is overdue, depending on the instrument's nature and available information. Always on the premise that information is available at no cost or effort. The grouping is based on similar risk characteristics.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 194

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Credit impairment The impaired portfolio consists of the non - performing loans (C 1 to C 6 ) plus B 3 and B 4 in the case of individual assessment . As of March 31 , 2023 , and December 31 , 2022 , the impaired portfolio amounts to MCh $ 1 , 993 , 935 and MCh $ 1 , 847 , 333 , respectively . IFRS 9 defines an asset as impaired when one or more events harm the estimated future cash flows, as evidenced by the issuer's financial difficulties, default or delinquency, bankruptcy or financial reorganisation, and disappearance from the active market . Debt instruments and loan receivables measured at fair value through other comprehensive income are not impaired . Charge - offs Charge - offs must be affected when the contractual rights to the cash flows expire . Charge - offs are translated into derecognitions in the Statement of Financial Position and include the unmatured portion in the case of instalment loans . Additional circumstances could lead to a loan charge - off, such as when the Bank concludes that it will not obtain any flows, or there is no enforceable title, when collection actions become time - barred or when the deadlines defined by the FMC are reached (see Note 2 letter q) . As of March 31 , 2023 , and December 31 , 2022 , loan write - offs amount to MCh $ 110 , 170 and MCh $ 337 , 851 , respectively . IFRS 9 states that a charge - off occurs when there is no reasonable expectation of recovering all or part of the contractual cash flows . A charge - off constitutes a derecognition . Debt instruments and loans receivables measured at fair value through other comprehensive income do not present impaired instruments/transactions . Reconciliation of provisions and loans The reconciliation between the opening and closing balance of provisions for the bank loans, commercial loans, mortgage loans, consumer loans and exposure for contingent loans is presented in Note 13 f, g, h, i and j . The reconciliation of the loan portfolios as of March 31 , 2023 , and December 31 , 2022 , is presented below : In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 195

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Interbank loans MCh$	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio		Total
	Evaluation			Evaluation		
	Individual	Group		Individual	Group	
Balance as of January 1, 2023	**32,991**	-	-	-	-	**32,991**
Change in measurement without portfolio reclassifying during the period:	34,376	-	-	-	-	34,376
Change due to portfolio reclassification:	-	-	-	-	-	-
New credits originated	-	-	-	-	-	-
New credits due to translation from contingent to loan	-	-	-	-	-	-
Paid from credits	(33,101)	-	-	-	-	(33,101)
Provision application for charge-offs	-	-	-	-	-	-
Exchange rate difference	(1,393)	-	-	-	-	(1,393)
Other changes in provisions	-	-	-	-	-	
Balance as of March 31, 2023	**32,873**	-	-	-	-	**32,873**

Interbank loans MCh$	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio		Total
	Evaluation			Evaluation		
	Individual	Group		Individual	Group	
Balance as of January 1, 2022	**428**	-	-	-	-	**428**
Change in measurement without portfolio reclassifying during the period:	71,886	-	-	-	-	71,886
Change due to portfolio reclassification:	-	-	-	-	-	-
New credits originated	-	-	-	-	-	-
New credits due to translation from contingent to loan	-	-	-	-	-	-
Paid from credits	(40,515)	-	-	-	-	(40,515)
Provision application for charge-offs	-	-	-	-	-	
Exchange rate difference	1,192	-	-	-	-	1,192
Other changes in provisions	-	-	-	-	-	-
As of December 31, 2022	**32,991**	-	-	-	-	**32,991**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 196

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Commercial loans MCh$	Normal Portfolio Evaluation		Substandard Portfolio	Non-performing Portfolio Evaluation		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total
	Individual	Group		Individual	Group			
Balance as of January 1, 2023	**10,956,525**	**4,532,685**	**1,108,831**	**698,790**	**368,335**	**17,665,166**	**19,423**	**17,684,589**
Change in measurement without portfolio reclassifying during the period:	168,657	82,663	4,221	3,113	11,920	270,574	93	270,667
Change due to portfolio reclassification:	(39,361)	(68,089)	207,795	130,862	51,878	283,085	384	283,469
New credits originated	4,480,915	331,443	-	-	-	4,812,358	24	4,812,382
New credits due to translation from contingent to loan	7,528	14,337	-	-	-	21,865	-	21,865
Paid from credits	(4,489,769)	(458,567)	(197,285)	(120,297)	(11,347)	(5,277,265)	(2,058)	(5,279,323)
Provision application for charge-offs	-	(3,011)	-	(14,424)	(24,062)	(41,497)	-	(41,497)
Exchange rate difference	(208,561)	(3,533)	(15,801)	(9,241)	(279)	(237,415)	-	(237,415)
Other changes in provisions	(10,711)	(104)	-	4,269	(160)	(6,706)	(233)	(6,939)
Balance as of March 31, 2023	**10,865,223**	**4,427,824**	**1,107,761**	**693,072**	**396,285**	**17,490,165**	**17,633**	**17,507,798**

Commercial loans MCh$	Normal Portfolio Evaluation		Substandard Portfolio	Non-performing Portfolio Evaluation		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total
	Individual	Group		Individual	Group			
Balance as of January 1, 2022	**10,596,261**	**4,928,741**	**1,161,406**	**573,503**	**363,014**	**17,622,925**	**30,287**	**17,653,212**
Change in measurement without portfolio reclassifying during the period:	587,983	478,607	21,224	18,905	37,092	1,143,811	71	1,143,882
Change due to portfolio reclassification:	(253,986)	(111,233)	870,438	549,436	105,413	1,160,068	2,868	1,162,936
New credits originated	23,079,072	1,214,388	-	-	-	24,293,460	356	24,293,816
New credits due to translation from contingent to loan	91,871	53,004	-	-	-	144,875	-	144,875
Paid from credits	(22,931,603)	(1,935,748)	(826,939)	(504,836)	(58,200)	(26,257,326)	(14,159)	(26,271,485)
Provision application for charge-offs	(2)	(6,587)	(11)	(51,137)	(78,890)	(136,627)	-	(136,627)
Exchange rate difference	(8,378)	100	94,208	(2,695)	118	83,353	-	83,353
Other changes in provisions	(204,693)	(88,587)	(211,495)	115,614	(212)	(389,373)	-	(389,373)
Balance as of December 31, 2022	**10,956,525**	**4,532,685**	**1,108,831**	**698,790**	**368,335**	**17,665,166**	**19,423**	**17,684,589**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 197

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Mortgage loans MCh$	Normal Portfolio		Non-performing Portfolio		Total
	Evaluation		Evaluation		
	Individual	Group	Individual	Group	
Balance as of January 1, 2023	**-**	**15,306,945**	**-**	**422,064**	**15,729,009**
Change in measurement without portfolio reclassifying during the period:	-	78,644	-	15,138	93,782
Change due to portfolio reclassification:	-	(86,250)	-	86,319	69
New credits originated	-	368,220	-	1,096	369,316
New credits due to translation from contingent to loan	-		-		-
Paid from credits	-	(139,080)	-	(10,691)	(149,771)
Provision application for charge-offs	-	(1,121)	-	(11,407)	(12,528)
Exchange rate difference	-		-		-
Other changes in provisions	-	244	-	(252)	(8)
Balance as of March 31, 2023	**-**	**15,527,602**	**-**	**502,267**	**16,029,869**

Mortgage loans MCh$	Normal Portfolio		Non-performing Portfolio		Total
	Evaluation		Evaluation		
	Individual	Group	Individual	Group	
Balance as of January 1, 2022	**-**	**13,483,219**	**-**	**392,956**	**13,876,175**
Change in measurement without portfolio reclassifying during the period:	-	1,077,915	-	21,939	1,099,854
Change due to portfolio reclassification:	-	(50,695)	-	33,319	(17,376)
New credits originated	-	1,235,814	-	2,063	1,237,877
New credits due to translation from contingent to loan	-		-		-
Paid from credits	-	(438,973)	-	(29,411)	(468,384)
Provision application for charge-offs	-		-		-
Exchange rate difference	-		-		-
Other changes in provisions	-	(335)	-	1,198	863
Balance as of December 31, 2022	**-**	**15,306,945**	**-**	**422,064**	**15,729,009**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 198

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Consumer loans MCh$	Normal Portfolio		Non-performing Portfolio		Total
	Evaluation		Evaluation		
	Individual	Group	Individual	Group	
Balance as of January 1, 2022	-	**5,103,221**	-	**179,591**	**5,282,812**
Change in measurement without portfolio reclassifying during the period:	-	630,488	-	33,600	664,088
Change due to portfolio reclassification:	-	(70,539)	-	70,518	(21)
New credits originated	-	638,943	-	11,459	650,402
New credits due to translation from contingent to loan	-	181,775	-	165	181,940
Paid from credits	-	(1,337,547)	-	(31,127)	(1,368,674)
Provision application for charge-offs	-	(4,776)	-	(61,896)	(66,672)
Exchange rate difference	-	(4,070)	-	(1)	(4,071)
Other changes in provisions (if applicable)	-	786	-	8	794
Balance as of December 31, 2022	-	**5,138,280**	-	**202,317**	**5,340,597**

Consumer loans MCh$	Normal Portfolio		Non-performing Portfolio		Total
	Evaluation		Evaluation		
	Individual	Group	Individual	Group	
Balance as of January 1, 2022	-	**4,844,526**	-	**154,722**	**4,999,248**
Change in measurement without portfolio reclassifying during the period:	-	2,887,468	-	37,923	2,925,391
Change due to portfolio reclassification:	-	(252,413)	-	203,624	(48,789)
New credits originated	-	1,761,710	-	24,566	1,786,276
New credits due to translation from contingent to loan	-	780,163	-	453	780,616
Paid from credits	-	(4,906,386)	-	(77,865)	(4,984,251)
Provision application for charge-offs	-	(14,431)	-	(163,848)	(178,279)
Exchange rate difference	-	1,409	-	3	1,412
Other changes in provisions (if applicable)	-	1,175	-	13	1,188
Balance as of December 31, 2022	-	**5,103,221**	-	**179,591**	**5,282,812**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 199

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Contingent credit exposure MCh$	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio		Total
	Evaluation			Evaluation		
	Individual	Group		Individual	Group	
Balance as of January 1, 2023	**2,117,863**	**834,739**	**52,312**	**8,611**	**4,757**	**3,018,282**
Change in measurement without portfolio reclassifying during the period:	20,807	29,360	337	116	127	50,747
Change due to portfolio reclassification:	(3,913)	(195)	3,161	1,601	1,473	2,127
New credits originated	407,865	78,351	8,134	1,114	1,415	496,879
New credits due to translation from contingent to loan	(729,036)	56,428	(11,212)	(2,049)	(1,918)	(687,787)
Paid from credits	7	17,249	(1)	25	41	17,321
Provision application for charge-offs	-	-	-	-	-	-
Exchange rate difference	(56,113)	(173,606)	(1,718)	(57)	(125)	(231,619)
Other changes in provisions (if applicable)	-	(235)	(9)	16	24	(204)
Balance as of March 31, 2023	**1,757,480**	**842,091**	**51,004**	**9,377**	**5,794**	**2,665,746**

Contingent credit exposure MCh$	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio		Total
	Evaluation			Evaluation		
	Individual	Group		Individual	Group	
Balance as of January 1, 2022	**2,229,041**	**2,706,987**	**47,343**	**4,782**	**5,793**	**4,993,946**
Change in measurement without portfolio reclassifying during the period:	173,259	(148,587)	3,115	693	791	29,271
Change due to portfolio reclassification:	(23,650)	(703)	20,949	5,139	3,512	5,247
New credits originated	2,083,640	284,727	26,630	4,535	3,861	2,403,393
New credits due to translation from contingent to loan	-	-	-	-	-	-
Paid from credits	(2,379,672)	(2,103,411)	(43,853)	(8,057)	(9,510)	(4,544,503)
Provision application for charge-offs	(431)	89,415	4	150	264	89,402
Exchange rate difference	(4,274)	3,652	3	(2)	34	(587)
Other changes in provisions (if applicable)	39,950	2,659	(1,879)	1,371	12	42,113
Balance as of December 31, 2022	**2,117,863**	**834,739**	**52,312**	**8,611**	**4,757**	**3,018,282**

The normal portfolio comprises those debtors whose ability to pay enables them to meet their obligations and commitments, which is not expected to change. When a debtor is experiencing financial difficulties or a significant deterioration in its ability to pay, and there are reasonable doubts about the full recovery of principal and interest under the contractual terms, the customer is classified in the substandard portfolio. A client will be classified towards the non-performing portfolio if the possibility of recovering the credit is considered remote, as it shows an impaired or no ability to pay.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 200

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Reconciliation or movements of debt instruments and loans and receivables measured at fair value through other comprehensive income (OCI) are presented in Note 11.

Reconciliation or movements of debt instruments measured at amortised cost are presented in Note 13 b.

Guarantees and credit enhancements

In some cases, the maximum credit risk exposure is reduced by guarantees, credit enhancements and other actions that mitigate the Bank's exposure. On this basis, the constitution of guarantees is a necessary but insufficient instrument in the granting of a loan; therefore, the acceptance of the risk by the Bank requires the verification of other variables or parameters, such as the capacity to pay or the generation of resources to mitigate the risk incurred.

The securities management and valuation procedures are set out in the internal risk management policy. These policies set out the basic principles for credit risk management, including managing collateral received in customer transactions. In this respect, the risk management model includes assessing the existence of appropriate and sufficient guarantees to recover the loan when the debtor's circumstances do not allow it to meet its obligations.

The procedures used for the valuation of collateral align with best market practice, involving appraisals on real estate collateral, the market price on stock market securities, the value of units in an investment fund, etc. In addition, all received guarantees must be properly instrumented, registered, and approved by the Bank's legal divisions.

The Bank also has rating tools that enable it to rank the credit quality of transactions or customers. The Bank has historical databases that store internally generated information to study how this probability varies. Rating tools vary according to the analysed customer segment (commercial, consumer, SME, etc.).

The maximum credit risk exposure by type of loan, the associated collateral and the net credit risk exposure as of March 31, 2023, and December 31, 2022, are presented below:

	As of March 31, 2023				As of December 31, 2022			
	Maximum credit risk exposure	Guarantee	Net exposure	Allowance	Maximum credit risk exposure	Guarantee	Net exposure	Allowance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interbank loans	32,828	-	32,828	45	32,991	-	32,991	36
Commercial loans	17,507,798	9,796,713	7,711,085	632,272	17,827,221	9,945,505	7,881,716	641,340
Mortgage loans	16,029,869	15,587,167	442,702	121,477	15,729,009	15,358,111	370,898	106,591
Consumer loans	5,340,597	588,053	4,752,544	297,669	5,282,812	593,660	4,689,152	288,920
Contingent credit exposure	2,695,809	362,972	2,332,837	38,971	3,048,383	476,327	2,572,056	37,969
Total	**41,606,901**	**26,334,905**	**15,271,996**	**1,090,434**	**41,920,146**	**26,373,603**	**15,546,813**	**1,074,856**

Mortgage placements are, by their nature, covered by the properties that generated the loan, that is, the property that the customer has acquired, and which guarantees the transaction.

When the Bank can receive or foreclose a property, it is accounted for as an 'Asset received or awarded in payment', and the loan and its provision are derecognised. The asset received is carried at the lower of book value and fair value (appraisal) minus costs to sell, under IFRS 5, and categorised as held for sale.

Impaired and non-impaired financial assets with associated guarantees, collateral or credit enhancements in favour of the Bank as of March 31, 2023, and December 31, 2022, are presented below:

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 201

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Non-impaired financial assets		
Properties/mortgages	27,943,123	28,012,572
Investments and others	7,358,200	4,441,058
Impaired financial assets		
Properties/mortgages	2,081,133	2,009,968
Investments and others	237,960	274,296
Total	**37,620,416**	**34,737,894**

Financial derivative transactions are secured by collateral agreements deposited or transferred by one party in favour of the other, either in cash or financial instruments, and reduce the counterparty's credit risk. These guarantees are monitored periodically (usually daily). Accordingly, the net balance per counterparty is determined based on agreed parameters, and a decision is taken concerning whether collateral is to be posted or collected.

Credit limits of debtors related to the ownership or management of the bank

According to Article 84, No 2 of the General Banking Law (LGB) and the Updated Compilation of Banking Regulations (RAN) 12-4, the total amount of credits granted to a group of related persons may not exceed 5% of the bank's effective equity; this limit increases to 25% if what exceeds 5% corresponds to credits secured by guarantees. In no case may the total of such credits granted by a bank exceed the amount of its effective equity. Furthermore, these credits may not be granted on more favourable terms of maturity, interest rates or guarantees than those granted to third parties in similar operations.
A person's relationship with the Bank arises when they have a direct, indirect or third-party ownership interest in the Bank, participate in the management or are presumed to have such a relationship until there is sufficient evidence to rebut the presumption.

A group of persons related to the Bank shall be understood to include all natural and legal persons who can exert significant and permanent influence on the decisions of the other; there is a presumption that credits granted to one person will be used for the benefit of another, or there is a well-founded presumption that the persons maintain a relationship and form a unit of economic interest.

Subsidiaries, business support companies and affiliated companies are companies related to a bank.
Security over movable or immovable tangible property, or any other property that may legitimately be received as security, constitutes valid security.
As of March 31, 2023, and December 31, 2022, the credit limit for debtors related to the ownership or management of the Bank under Article 84 No 2 of the General Banking Law and Chapter 12-4 of the Updated Compilation of Banking Regulations (RAN) are as follows:

	As of March 31, 2023		As of December 31, 2022	
	%	MCh$	%	MCh$
Global limitation to related groups of persons	7%	456,882	7%	473,133
Regulatory capital		6,526,885		6,759,047

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 202

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued MARKET RISK Market risk arises due to market activity through financial instruments whose value may be affected by changes in market conditions, reflected in changes in the various assets/liabilities and financial risk factors . Market risk management aims to manage and control market risk exposure within acceptable parameters . Four main risk factors affect market prices : interest rates, exchange rates, price, and inflation . Interest Rate Risk: the exposure to losses arising from adverse changes in market interest rates that affect the value of instruments, contracts and other transactions recorded on the balance sheet. Foreign exchange risk is the sensitivity to losses arising from adverse changes in the value of the exchange rates of foreign currencies, including gold, in which the instruments, contracts and other transactions recorded on the balance sheet are denominated. Inflation risk is the exposure to losses arising from adverse changes in the units or indices of readjustment defined in national currency. The instruments, contracts, and other transactions are denominated on the balance sheet. Price risk is generated by the volatility of rates or prices of assets or liabilities. Prepayment risk arises when, based on price movements, holders can alter the future cash flows of these assets or liabilities, leading to balance sheet mismatches that pose additional market risk management challenges. Market risk management The measurement and control of market risks are the responsibility of Market Risk Management, which is part of the Risk Division . The various committees in charge approve the limits, with responsibility mainly falling on the Market Committee and the Assets and Liabilities Committee . The Integrated Risk Committee also review the main market risks . The Finance Division manages the Bank's balance sheet, supervised and controlled by the Assets and Liabilities Committee and the Risk Division through the Financial Management Department . Its functions include the elaboration of detailed policies and their implementation, as well as : i. To optimise the cost of liabilities and seek the most efficient financing strategies, including issuing bonds and bank facilities. ii. Management of short and long - term regulatory liquidity limits. iii. Inflation risk management. iv. Management of interest rate risk in local and foreign currencies. Rate sensitivity is measured primarily using an analysis that quantifies the impact on earnings and the balance sheet of parallel movements in the real and nominal interest rate curve in Pesos and US dollars . The Bank's internal management for measuring market risk is mainly based on analysing the management of the following three components: trading portfolio local financial management portfolio foreign financial management portfolio Treasury manages the Bank's trading portfolios and ensures they remain within the loss limits determined, calculated and estimated by Market Risk Management . The trading portfolio (measured at fair value through profit or loss) consists mainly of those investments measured at fair value, free of any restriction on their immediate sale and which are often bought and sold by the Bank to sell them in the short term to benefit from short - term price movements . Financial management portfolios (measured at fair value through other comprehensive income) include all financial investments not considered in the trading portfolio . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 203

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and as of December 31, 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued The roles that concern the trading portfolio comprise the following: i. applying Value - at - Risk (VaR) techniques to measure interest rate risk, ii. adjusting trading portfolios to market and the measurement of daily profit and loss from trading activities, iii. comparing the actual VAR with the established limits, iv. establishing loss control procedures for losses above predetermined limits, and v. providing information on trading activities to the ALCO, other members of the Bank's management, and the Global Risk Department The functions regarding financial management portfolios entail the following: i. Applying sensitivity simulations (as explained below) to measure the interest rate risk of local currency activities and the potential loss predicted by these simulations, and ii. Providing the respective daily reports to the ALCO, other members of the Bank's Management, and the Global Risk Department. Market risk - Trading portfolio The Bank applies VaR methodologies to measure the trading portfolio's foreign currency risk and interest rate sensitivity . The Bank has a consolidated trading position comprising fixed - income investments and foreign currency trading . This portfolio comprises bonds issued by the Central Bank of Chile, mortgage bonds and low - risk locally issued corporate bonds . At the end of the year, the trading portfolio did not present investments in equity portfolios . Historical simulation methodology is used to estimate the Bank's VaR, which consists of observing the behaviour of the profits and losses that would have occurred with the current portfolio if market conditions in a given historical period had prevailed and using this information to infer the maximum loss with a given level of confidence . The methodology accurately reflects the historical distribution of market variables and does not require any specific probability distribution assumptions . All VaR measures are intended to determine the distribution function for the change in the value of a given portfolio . Once this distribution is known, the percentile is calculated related to the required confidence level, which will equal the value at risk under these parameters . As calculated by the Bank, the VaR estimates the maximum expected loss of the market value of a given portfolio over a 1 - day horizon with 99 . 00 % confidence . This is the maximum one - day loss the Bank could expect to incur on a given portfolio with a 99 . 00 % confidence level . In other words, it is the loss that the Bank would expect to surpass only 1 . 0 % of the time . The VaR provides a single estimate of market risk that is not comparable from one market risk to another . Returns are calculated using a time window of 2 years or at least 520 data points backwards in time from the VaR calculation reference date . The Bank does not calculate three separate VaRs . Instead, a single VaR is calculated for the entire trading portfolio, further segregated by risk type . First, the VaR programme performs a historical simulation and calculates a Profit and Loss (G&P) statement for 520 data points (days) for each risk factor (fixed income, foreign exchange and equities) . Then, the G&P of each risk factor is added together, and a consolidated VaR is calculated with 520 data points or days of data . Simultaneously, the VaR is calculated for each risk factor based on the individual G&P calculated . Moreover, a weighted VaR is calculated similarly as described above but gives a higher weighting to the most recent 30 data points . As a result, the higher of the two VaRs is reported . The Bank uses VaR estimates to warn if statistically estimated losses in the trading portfolio exceed prudent levels and, therefore, certain predetermined limits are in place . Limitations of the VaR model In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 204

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

In applying this methodology for calculation, no assumptions are made about the probability distribution of risk factors changes; instead, the historically observed changes are used to generate scenarios for the risk factors under which each portfolio item will be valued. The definition of a valuation function fj (xi) for each instrument j is necessary, preferably the same as the one used to calculate the market value and daily position results. This valuation function shall be applied to generate simulated prices for all instruments in each scenario.

Furthermore, the VaR methodology should be interpreted considering the following limitations:

- Market rate and price changes may not be independent and identically distributed random variables, nor may they have a normal distribution. The normal distribution assumption, in particular, may underestimate the probability of extreme market movements.

- The historical data used by the Bank may not provide the best estimate of the future joint distribution of changes in risk factors. Any modification of the data may be inappropriate. In particular, the use of historical data may fail to capture the risk of possible extreme and adverse market fluctuations regardless of the time frame used.

- A 1-day time horizon may not fully capture those market risk positions that cannot be liquidated or hedged within one day. It would not be possible to liquidate or hedge all positions in one day.
- the VaR is calculated at the close of business, but trading positions may change substantially during the trading day.

- The use of a 99% confidence level does not consider or make any representation about losses that may occur beyond this confidence level, and

- The VaR model does not capture all the complex effects of risk factors on the value of positions or portfolios and, therefore, may underestimate potential losses.

During the period ended on March 31, 2023, and December 31, 2022, the Bank did not exceed the VaR limits of the trading portfolio's three components: fixed-income, equity, and foreign currency investments.

The Bank performs back-testing daily and generally finds that trading losses exceed the estimated VaR almost every 100 trading days. At the same time, a limit was set on the maximum VaR it is willing to accept on the trading portfolio. As of March 31, 2023, and December 31, 2022, the Bank has remained within its VaR threshold, even in instances where the actual VaR exceeded the estimated VaR. The high, low and average levels for each component and each year were as follows:

	As of March 31,	
	2023	2022
VAR	US$ million	US$ million
Consolidated:		
High	7.29	7.52
Low	3.47	2.66
Average	4.76	4.09
Fixed income investments:		
High	7.03	6.59
Low	3.54	2.68
Average	4.64	3.94
Variable income investments:		
High	-	0.21
Low	-	0.03
Average	-	0.09
Foreign currency investments		
High	3.23	2.64
Low	0.28	0.24
Average	0.82	0.78

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 205

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Market risk – Local and foreign financial management The Bank's financial management portfolio includes most of the Bank's assets and non - trading liabilities, including the credit/loan portfolio . The Bank's commercial strategies (structural risk) heavily influence these portfolios' investment and funding decisions . The Bank uses sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio) . The Bank conducts a scenario simulation which is calculated as the difference between the present value of the flows in the chosen scenario (curve with a parallel movement of 100 bps in all segments) and their value in the baseline scenario (current market) . All items in local currency indexed to inflation (UF) are adjusted by a sensitivity factor of 0 . 57 , representing a yield curve shift by 57 basis points in real rates and 100 basis points in nominal rates . The same scenario is conducted for net foreign currency positions and interest rates in US dollars . The Bank has also set limits on the maximum loss these interest rate movements can have on budgeted capital and net interest income for the year . In order to determine the consolidated limit, the foreign currency limit is added to the local currency limit for both the net financial loss limit and the capital loss and reserves limit using the following formula : Bounded limit = square root of a 2 + b 2 + 2 ab, in which : a: limit in national currency. b: limit in foreign currency. Since it is assumed that the correlation is 0. 2ab = 0. Limitations of sensitivity models The most important assumption is using a change of 100 basis points in the yield curve ( 57 basis points for real rates) . The Bank uses a change of 100 basis points as sudden changes of this magnitude are considered realistic . In addition, the Global Risk Department has also established comparable country limits to compare, monitor and consolidate market risk by country in a realistic and orderly manner . Furthermore, the methodology of sensitivity simulations should be interpreted considering the following limitations : - The scenario simulation assumes that the volumes remain on the Bank's Interim Consolidated Statements of Financial Position and are always rolled over at maturity, omitting the fact that certain credit risk considerations and prepayments may affect the maturity of certain items . - This model assumes an equal change across the entire yield curve of everything and does not consider different movements for different maturities. - The model does not consider the sensitivity of volumes resulting from changes in interest rates . Limits on budgeted finance income losses are calculated based on expected finance income for the year that cannot be obtained, which means that the actual percentage of finance income at risk could be higher than expected . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 206

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Market Risk - Financial Management Portfolio as of March 31, 2023, and December 31, 2022:

	As of March 31, 2023		As of December 31, 2022	
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital
Financial management portfolio - local currency (in MCh$)				
Loss limit	124,904	353,718	33,550	95,710
High	65,041	173,389	23,982	57,176
Low	15,459	42,870	15,459	39,957
Average	30,920	77,983	21,366	49,580
Financial management portfolio - foreign currency (in US$ million)				
Loss limit	142,983	158,870	38,231	43,329
High	9,983	91,935	9,713	33,388
Low	255	20,371	255	20,371
Average	3,920	39,898	3,173	26,310
Financial management portfolio - consolidated (in MCh$)				
Loss limit	124,904	353,718	33,550	95,710
High	70,997	280,003	28,699	76,738
Low	16,516	67,702	16,515	66,098
Average	33,503	122,200	23,438	71,003

Inflation risk

The Bank's assets and liabilities are indexed according to the Unidad de Fomento (UF) variation. The Bank has, in general, more assets than liabilities in UF. Therefore, moderate rises in inflation have a positive effect on repricing income, while a fall in the UF value negatively impacts the Bank's margin. To manage this risk, the Assets and Liabilities Committee limits the difference between UF-denominated assets and liabilities, which may not exceed 30% of the Bank's interest-earning assets. Financial Management manages this mismatch on a day-to-day basis, and the limits are calculated and monitored by the Market Risk Division.

Market Risk items and their measurement

Market Risk Exposure is measured and monitored using the difference between the foreign currency asset and liability balances (net position) and the cash flows payable (associated with liability items) and cash flows receivable (associated with asset items) in the Trading and Banking Books for a given period.

Foreign currency items and term mismatches are exposed to different adjustment factors, sensitivities and rate changes.

The Board of Directors of Banco Santander presented and approved the Market Risk Exposure Policy on a Standardised Basis.

The following risks will determine Market Risk Exposure:

- Interest Rate Risk
- Currency Risk
- Readjustment Risk
- Currency Options Risk

The following illustrates the market risk exposure according to the FMC and the Central Bank of Chile guidelines. The maximum exposure to long-term interest rate risk is 35% of regulatory capital and is approved by the Board of Directors. The maximum exposure to short-term interest rate risk is 30% of net interest and repricing income plus interest rate sensitive fees:

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 207

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Trading portfolio market risk		
Rate Risk Exposure	420,714	441,688
Currency Risk Exposure	13,829	1,535
Interest Rate Options Risk	-	-
Risk Currency Options	1,028	1,145
Total exposure of the trading portfolio	435,571	**444,368**
10% of the RWAs	544,465	555,460
Subtotal	980,036	999,828
Limit = Regulatory capital	6,526,885	6,759,047
Available margin	**5,546,849**	**5,759,219**
Short-term market risk of financial management portfolio		
Short-term Exposure to Interest Rate Risk	158,117	193,895
Exposure to Readjustment Risk	142,533	112,523
Short-term exposure to financial management portfolio	300,650	**306,418**
Limit = 35% net (net interest and adjustment income + interest rate-sensitive fees)	480,960	530,199
Available margin	**180,310**	**223,781**
Long-term market risk of financial management portfolio		
Long-term exposure to interest rate risk	1,039,526	1,194,181
Limit = 35% of Effective Equity	2,284,410	2,365,666
Available margin	**1,244,884**	**1,171,485**

IBOR Reform

In December 2020, the ICE Benchmark Administration Limited (IBA) launched a consultation on its intention to cease publication of non-USD LIBOR and USD LIBOR 1W and 2M tenors until December 31, 2021, and of all other USD LIBOR tenors after publication on June 30, 2023. The Bank has been working since 2019 on the transition to risk-free reference rates (hereafter also "RFR"), including the SOFR. In this context, the Bank's work plan includes the identification of the impacted customers, the impacted areas, the various risks to which the Bank is exposed, the determination of working teams for each risk, the involvement of senior management in a robust project governance plan and an action plan for each of the identified impacted/risk areas, which will enable us to meet the challenges imposed by the changes in benchmark rates. As of March 31, 2023, and December 31, 2022, the financial asset and liability exposures impacted by the IBOR reform are presented below:

	Credits and receivables from clients MCh$	Deposits MCh$	Financial instruments MCh$	Financial derivatives contracts (Assets) MCh$	Financial derivatives contracts (Liabilities) MCh$
31.03.2023	110,296	-	33,327	1,132,737	1,050,598
31.12.2022	515,277	-	36,730	1,818,517	1,712,642

The Bank has been working on the basis of its IBOR transition programme, focusing mainly on: i) Identifying the risks associated with the transition and defining mitigation actions, ii) Developing products benchmarked to the proposed replacement rates, iii) Developing transition capacity through the renegotiation of existing USD LIBOR benchmarked contracts. In this regard, efforts in the latter half of 2021 and the first half of 2022 focused on preparing to offer RFR index-linked products.
In the second half of 2022 and during 2023 until the cessation of the index, work will focus on the renegotiation and migration of existing USD LIBOR contracts to transition to RFR (SOFR) indices:

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 208

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued From September 2022 to March 2023, the renegotiation of USD LIBOR - linked contracts with a maturity beyond June 2023 will occur. During the last quarter of 2022 until June 30, 2023, USD LIBOR - referenced transactions with a maturity later than June 2023 will be migrated. As of March 31 , 2023 , the financial asset and liability items impacted by the IBOR reform are loans and receivables from customers, deposits, financial instruments and derivative contracts . To fulfil its functions, the Integrated Risk Committee works directly with the Bank's risk and control departments, whose joint objectives include : To assess those risks which, due to their size, could compromise the Bank's solvency or which present potentially significant operational or reputational risks; to ensure that the Bank has the means, systems, structures and resources following the best practices to implement the risk management strategy. to ensure the integration, control and management of all the Bank's risks. to implement consistent risk principles, policies and metrics across the Bank and its businesses. to develop and implement a risk management model in the Bank so that risk exposure is properly integrated into the different decision - making processes. to identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment and quantify sensitivities and the foreseeable impact of different scenarios on risk positioning; and to manage the Bank's structural liquidity, interest rate and exchange rate risks, as well as the Bank's own funds base. In order to achieve the objectives mentioned above, the Bank (Management and Asset - Liability Committee) performs several activities related to risk management, which include : to calculate the risk exposures of the different portfolios and/or investments, considering mitigating factors (guarantees, netting, collateral, etc . ) ; to calculate the expected loss probabilities of each portfolio and/or investments ; to assign loss factors to new operations (rating and scoring) ; to measure the risk values of portfolios and/or investments against different scenarios through historical simulations ; to set limits to potential losses based on the different risks incurred ; to determine the potential impact of structural risks on the Bank's Interim Consolidated Income Statements ; to set limits and alerts to ensure the Bank's liquidity ; and to identify and quantify operational risks by business lines and thus facilitate their mitigation through corrective actions . The Integrated Risk Committee is primarily responsible for monitoring compliance with the Bank's risk management policies and procedures and reviewing the adequacy of the risk management framework concerning the risks faced by the Bank . Benchmark interest rate reform - phase 2 In 2013 , IOSCO published the Principles for Financial Benchmarks (IOSCO Principles), setting standards for developing benchmarks . Subsequently, the FSB formed the Official Sector Steering Group (OSSG) to apply the IOSCO Principles to IBOR (Interbank Offered Rates) indices . Since then, central banks and regulators in several jurisdictions have organised working groups to recommend alternative indices to indices such as EONIA (Euro Overnight Index Average) and LIBOR (London Interbank Offered Rates) . As of September 13 , 2018 , the European Central Bank's working group recommended that the euro short - term interest rate (€STR) should replace the EONIA . Accordingly, as of October 2 , 2019 , when the €STR became available, the EONIA changed its methodology to be calculated as the €STR plus a spread of 8 . 5 basis points . This change in the EONIA methodology was intended to facilitate the transition of the EONIA market to €STR before its final cessation on January 3 , 2022 . On March 5 , 2021 , the Financial Conduct Authority (FCA) announced the final dates for the cessation of LIBOR : In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 209

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued On December 31 , 2021 , the publication of USD LIBOR (one - week and two - month maturities), CHF LIBOR (all maturities), GBP LIBOR (overnight, one - week, two - month and 12 - month maturities), JPY LIBOR (overnight, one - week, two - month and 12 - month maturities) and EUR LIBOR (all maturities) ceased . On December 31 , 2021 , the calculation methodology for some LIBORs was amended to publish temporary synthetic LIBORs, which became non - representative : GBP LIBOR ( 1 - month, 3 - month and 6 - month maturity) and JPY LIBOR ( 1 - month, 3 - month and 6 - month maturity) . On June 30 , 2023 , the publication of USD LIBOR (overnight, 1 month, 3 months, 6 months and 12 months) will cease . In October 2020 , the International Swaps and Derivatives Association (ISDA) launched the protocol and supplement of substitute indices (from now on, fallbacks) for IBORs (which came into force on January 25 , 2021 ) . It provided derivatives market participants with new fallbacks of LIBORs (among other IBORs, such as EURIBOR) for existing and new derivative contracts . Furthermore, on August 19 , 2021 , ISDA launched a new protocol allowing institutions to incorporate a fallback to the EONIA as the applicable collateral rate in ISDA collateral arrangements (CSAs) . To control the risks and address the different challenges generated by the transition, in 2019 , the Corporate Department launched a global Santander programme . This IBOR transition programme enabled us to ensure that the risks linked to the process were identified and managed consistently and appropriate measures were taken to mitigate them . The programme structure focuses on the following areas : Technology and Operations, Legal, Customer Relationship, Risk Management and Modelling, Conduct and Communication, and Accounting and Finance . In 2021 , the programme focused on making all contractual, commercial, operational and technological changes necessary to address the transition from LIBOR and EONIA rates that were discontinued in 2021 . LIQUIDITY RISK This refers to the possibility that an entity may not be able to meet its payment commitments or may have to resort to raising funds on burdensome terms or on terms that could damage its image and reputation . Liquidity risk management The Bank's approach to liquidity management is to ensure, to the extent possible, that it always has sufficient resources to meet its obligations as they fall due under normal circumstances and stress conditions without incurring unacceptable losses or risking damage to the Bank's reputation . Accordingly, the Board sets limits on a minimum portion of maturing funds available to meet such payments and on a minimum level of interbank operations and other lending facilities that should be available to cover drawings at unexpected levels of demand, which is reviewed periodically by the Asset and Liability Committee (ALCO) whose functions include monitoring the necessary liquidity risk management strategies . This committee comprises 3 directors, 7 Bank management committee members, and 3 divisions (Financial Management, Treasury and Market Risk) . The setting of limits is conceived as a dynamic process that responds to the level of risk appetite deemed acceptable by the Bank and its entities . The system of limits is sufficiently robust to allow the level of exposure each institution incurs to liquidity risks to be known at all times . Besides the limits, the Bank includes alert indicators by the concentration of counterparties, type of products, and maturities in its management to diversify the sources of funding and their maturity structure . The Bank monitors its liquidity position daily, determining the future flows of its inflows and outflows . Furthermore, stress tests are performed at the end of each month, using a variety of scenarios covering both normal market conditions and market fluctuation (stress) conditions . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 210

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued The Bank has a structure of internal liquidity limits that Financial Management and the Treasury must respect . Market Risk Management calculates and monitors the consumption of internal limits, verifies compliance with them and communicates their status to senior management and the Board of Directors . At the beginning of each calendar year, these limits are proposed by Market Risk Management, approved locally at the ALCO and then ratified at the highest level . Liquidity limits and early warning indicators, and internally defined management measures can be differentiated into the following three groups : Limits associated with concentration and mismatches of cash flows and liquidity of the Bank's operations . Liquidity Management Tools, called Structural Liquidity or Funding Table, are used to determine the Bank's structural liquidity position and enable its active management as an essential mechanism to ensure its assets' funding under optimal conditions permanently . Early warning indicators are linked with concentration risks and as tools for detecting and anticipating potential liquidity stress situations and, if necessary, activating the Liquidity Contingency Plan . Market Risk Management establishes and updates the Liquidity Management Policy (LMP) contents, with reviews and possible updates conducted once a year . Nevertheless, it may be updated at the request of any areas affected by the LMP that have identified the need for modification . The Board approves the contents of the LMP of Directors . Market Risk Management additionally provides all the necessary tools for the statistical analysis required by local liquidity regulations . It also assesses whether the models used are valid at least once a year . The Board of Directors must approve the conclusions of this analysis . In periods of normal liquidity, Financial Management applies policies and makes arrangements to keep the Bank within internal and regulatory limits . If a crisis has been identified, even at its mildest level, the Liquidity Crisis Committee applies the necessary policies to deal with potential liquidity shortfalls or restrictions, creates contingency plans to manage emergencies quickly, and reports such situations to senior management and the respective committees . Liquidity risk measurement and control 1. Time - limit mismatches subject to regulatory limits The Regulatory Liquidity Ratio measures and limits the mismatches of net income flows relative to capital . Under current regulations, the 30 - day mismatch cannot exceed one time the Bank's core capital for both domestic and foreign currency, and the 90 - day mismatch cannot exceed two times . 2. Monitoring indicators and liquidity ratios subject to regulatory limits A vital component of liquidity risk management is High - Quality Liquid Assets (HQLA) . These are balance sheet assets, mainly consisting of financial investments that are not pledged as collateral, have low credit risk, and have a deep secondary market . According to Basel III standards, these assets are divided into three tiers, with Tier 1 assets being the most liquid and Tier 3 the least liquid . Level 1 assets are mostly composed of bonds from the Republic of Chile, the Central Bank of Chile, and the United States Treasury Department . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 211

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

HQLA	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Tier 1: available	1,324,885	1,453,265
Tier 1: fixed income	5,412,957	5,424,452
Tier 2: fixed income	7,725	8,066
Total	**6,745,567**	**6,885,783**

3. Liquidity Coverage Ratio (LCR)

The Liquidity Coverage Ratio (LCR) measures liquid assets over 30-day net cash outflows. It is used by banks globally as part of the Basel III standards. Since 2019, Chilean banks have been required to have a minimum level of 60%, which will gradually increase to 100% from 2022. A minimum level of 80% was required for the financial year of 2023.

The objective of the LCR is to promote the short-term resilience of banks' liquidity risk profiles. To this end, the LCR ensures that these organisations have an adequate pool of unencumbered High-Quality Liquid Assets, which can be easily and immediately converted into cash in the private markets to cover short-term liquidity needs.

Liquidity coverage ratio	As of March 31, 2023 %	As of December 31, 2022 %
LCR	182	175

Banco Santander-Chile's LCR indicator was well above the minimum required for 2021 and already above the 100% required for 2022. This reflects the conservative liquidity policies imposed by the Board of Directors through the Assets and Liabilities Committee.

4. Net Stable Funding Ratio (NSFR)

This indicator is required by Basel III and provides a sustainable maturity structure of assets and liabilities so that banks maintain a stable funding profile concerning their activities.

The Central Bank and the FMC defined a minimum NSFR level of 60% by 2022, rising to 100% by 2026.

Net stable funding ratio	As of March 31, 2023 %	As of December 31, 2022 %
NSFR	113	116

5. Information on liquidity position per the requirements of the Central Bank of Chile

i. Maturity mismatches

The Central Bank of Chile published on March 8, 2022, Rules on the Management and Measurement of the Liquidity Position of Banking Companies which modernises liquidity regulation, aligning the published regulatory requirements of the FMC in line with the Basel III standards.

According to the Central Bank, the liquidity position is measured and monitored through the difference between cash flows payable, which are associated with liability and expense account items, and cash flows receivable, which concern asset and income account items, for a given period or time frame, referred to as the maturity mismatch.

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 212

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

The liquidity policy on an Adjusted Basis was presented and approved by the Board of Directors of Banco Santander-Chile. Maturity mismatch calculations are performed separately for domestic and foreign currencies.

Maturity mismatches shall be made in the following time frames:

- First time frame: up to 7 days inclusive
- Second time frame: between 8 days and 15 days inclusive
- Third time frame: between 16 and 30 days inclusive
- Fourth time frame: between 31 days and 90 days inclusive

	As of March 31, 2023					
	Individual			Consolidated		
	Up to 7 days	Up to 15 days	Up to 30 days	Up to 7 days	Up to 15 days	Up to 30 days
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash flow to be received (assets) and income	7,954,595	1,999,419	4,729,242	6,805,743	2,002,068	4,695,292
Cash flow payable (liabilities) and expenses	10,377.200	2,454,245	2,711,059	10,328,522	2,454,245	2,716,005
Mismatch	**(2,422,605)**	**(454,826)**	**2,018,183**	**(3,522,779)**	**(452,177)**	**1,979,287**
Mismatch subject to limits			(859,248)			(1,995,669)
Limits:						
1 times the capital			3,920,676			4,034,291
Available margin			3,061,428			2,038,622
% Used			22%			49%

	As of December 31, 2022					
	Individual			Consolidated		
	Up to 7 days	Up to 15 days	Up to 30 days	Up to 7 days	Up to 15 days	Up to 30 days
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash flow to be received (assets) and income	9,123,887	1,805,516	3,552,792	9,269,188	1,804,580	3,514,336
Cash flow payable (liabilities) and expenses	9,295,580	1,855,664	2,702,150	9,320,125	1,855,664	2,707,135
Mismatch	**(171,693)**	**(50,148)**	**850,642**	**(50,937)**	**(51,084)**	**807,201**
Mismatch subject to limits			628,801			705,180
Limits:						
1 times the capital			4,128,808			4,238,372
Available margin			4,757,609			4,943,552
% Used			15%			17%

ii. **Composition of funding sources**

The main sources of third-party funding are as follows:

Main sources of funding	As of March 31, 2023	As of December 31, 2022
	MCh$	MCh$
Deposits and other demand liabilities	13,806,513	14,086,226
Time deposits and other term equivalents	14,265,830	12,978,790
Interbank borrowing	8,795,417	8,864,765
Debt and regulatory capital instruments issued	9,705,280	9,490,009
Total	**46,573,040**	**45,419,790**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 213

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and as of December 31, 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued The Central Bank has statutory powers allowing it to demand banks to hold reserves of up to 40 % on average for demand deposits and up to 20 % for time deposits to implement monetary measures . Furthermore, as the aggregate amount of demand deposits exceeds 2 . 5 times the bank's regulatory capital, the bank must maintain a 100% 'technical reserve' against them in bonds and Central Bank's notes . As of March 31 , 2023 , and December 31 , 2022 , the Central Bank required Santander to maintain a technical reserve of MCh $ 0 for both periods . The volume and composition of liquid assets are presented in item 2 above . The liquidity coverage ratio is presented in item 3 above . 6. Maturity analysis of financial liabilities The remaining contractual maturities of financial liabilities are provided in Note 45. OPERATIONAL RISK Operational risk is defined as the risk of loss due to defects or failures of internal processes, employees and systems or external events . It covers risk categories such as operational incidents, cloud computing, cyber security, business continuity, and strategic and non - strategic outsourcing . Operational risk is generated in all business and support areas and is inherent in all products, activities, processes and systems . For this reason, all employees are responsible for managing and controlling the operational risks generated by their activities . Our operational risk control and management model is based on a continuous process to identify, assess and mitigate risk sources, whether or not they have materialised, ensuring that risk management priorities are properly established . Operational risk management The operational risk model regulates the necessary elements for adequate management and control of operational risk, aligned with compliance with advanced regulatory standards and best management practices, and includes the following phases : strategy and planning. identification, assessment and monitoring of risks and internal controls. implementation and monitoring of mitigation measures. availability of information, adequate reporting and escalation of relevant issues. The main operational risk tools used are: - Internal events database. Recording operational risk events with financial impact (all losses are recorded, regardless of their amount) or non - financial impact (such as the regulatory impact on customers and/or services). This information: - allows root - cause analysis. - raises awareness of the risks. - enables the escalation of relevant operational risk events to the senior management of the Risk division with maximum immediacy. - facilitates regulatory reporting. - Self - assessment of operational risks and controls . A qualitative process that assesses the main operational risks related to each function, the state of the control environment and their assignment to the different functions within the Bank, using the judgement and experience of a panel of experts from each function . The objective is to identify and assess material operational risks that could prevent business or support units from achieving their objectives . Once the risks and the internal controls that mitigate them have been assessed, mitigating measures are identified if risk levels are above the tolerable level . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 214

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued This process integrates specific operational risk reviews that allow for a cross - cutting identification of risks, especially technological risks, fraud, supplier risks and factors that could lead to other operational risks and specific regulatory non - compliance . - External events database . Quantitative and qualitative information of external operational risk events . The database allows for a detailed and structured analysis of relevant events in the sector, comparing the loss profile and the proper preparation of self - assessment exercises and scenario analysis . - Analysis of operational risk scenarios . Its objective is to identify events with an extremely low probability of occurrence that could generate significant losses for the Bank and establish appropriate mitigation measures through the assessment and expert opinion of the business lines and risk managers . - A statement establishing the Bank's commitment to control and limit non - financial risk events that lead to or could lead to financial losses ; fraud events ; operational and technological incidents ; legal and regulatory breaches ; conduct issues, or reputational damage . Although a certain volume of losses is expected, unexpected high - severity losses due to a failure of controls are not acceptable . - Internal audit, external audit and regulators' recommendations . They provide relevant independent information on inherent and residual risk and identify areas for improvement in controls and processes . - Capital model : a model that captures the Bank's risk profile, based primarily on information gathered from the internal loss database, external data and scenarios . The main application of the model is to determine the economic capital for operational risk and the estimation of expected and stressed losses, which are used in the operational risk appetite . - Other specific tools to further analyse and manage operational risks include assessing new products and services, managing business continuity plans, and updating the operational risk programme's perimeter and quality review processes . The Bank's operational risk management and reporting system support programmes and tools focusing on governance, risk and compliance . It provides information for management and reporting and helps improve decision - making in operational risk management by consolidating information, simplifying the process, and avoiding duplication . Operational continuity plan Digital transformation is revolutionising the way banks operate, presenting new business opportunities while also giving rise to a wide range of emerging risks, such as technology risks, cyber risks and an increasing reliance on suppliers, which increases exposure to events that may affect the delivery of services to our customers . The Bank is highly committed to ensuring robust control of the environment as determined by the best industry standards . The aim is to strengthen our operational resilience to potentially disruptive events, thereby ensuring adequate service delivery to our customers and system stability . One of the main pillars to achieve this is a management system of business continuity aimed at ensuring the perpetuity of business processes in the event of a disaster or major incident . This system identifies the potential impacts that threaten the entity, supplying the correct protocols and governance to ensure an effective response - ability . Its main objectives are : To protect the integrity of people in a contingency situation. To ensure that core functions are performed, and the impact on service delivery to our customers is minimised in contingency events. To meet the Bank's obligations to its employees, customers, shareholders and other stakeholders. To comply with regulatory obligations and requirements. In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 215

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued To minimise the entity's potential financial losses and impact on the business. To protect the brand image, credibility and trust in the entity. To reduce operational effects by providing effective procedures, priorities, and strategies for recovering and restoring business operations following a contingency. To contribute to stabilising the financial system. The pandemic challenged the business continuity planning frameworks and strategies . While some protocols had to be adapted, this crisis demonstrated that the Bank has a robust Business Continuity Management system . Relevant mitigation measures The Bank implements and monitors mitigation measures related to the main sources of risk through internal operation risk management tools and other external sources of information . Business transformation and digitalisation bring new risks and threats, such as increased payment fraud and origination (credit) fraud . We have improved control mechanisms and designed new products to mitigate these risks . Strong authentication processes in the customer enrolment process and the reinforcement of anti - fraud alerts in origination are increasingly widespread resources to mitigate the risk of fraud . In the case of cards, the use of chip and PIN cards in shops and ATMs, two - step authentication with one - time passwords (dynamic verification passwords), reinforced security at ATMs through the incorporation of physical protection and anti - skimming elements, as well as improvements in the logical security of the devices have become widespread . In the case of internet banking, verification of online banking transactions with a second security factor of one - time passwords, implementation of specific protection measures for mobile banking, such as identification and registration of customer devices, monitoring of the security of the e - banking platform to prevent attacks on the systems, among others . Cybersecurity Cybersecurity threats are expected to increase . The financial sector is expected to be one of the main targets . With the increased reliance on digital systems, cybersecurity is one of the main non - financial business risks . Therefore, our goal is to make the Bank a cyber - resilient organisation that can quickly resist, detect, and respond to cyber - attacks by constantly evolving and improving its defences . In this area, the Bank continues to develop its control and monitoring framework in line with the best international practices . Outsourcing of services Consistent with our digitalisation strategy, the Bank aspires to present its customers with the best solutions and products on the market . This implies increasing services provided by third parties and the intensive use of new technologies such as cloud services . In addition, due to increasing cyber risks and regulatory requirements, we have updated and strengthened the supplier management framework, internal control framework and risk culture to ensure that risks associated with third - party procurement are accurately assessed and managed . The Bank has identified the suppliers that could present a higher level of exposure for our operations and the services provided to our customers. Accordingly, it has reinforced the monitoring of these suppliers to ensure that: They have an appropriate control environment, depending on the level of risk of their service. Business continuity plans are in place to ensure service delivery in case of disruptive events. They have controls to protect sensitive information processed during service provision. Contracts and agreements with third parties include the necessary clauses to protect the interests of the Bank and our customers while at the same time covering existing legal obligations. In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 216

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

- There are exit strategies, including service reversion or migration plans, in the case of services with a strong impact on business continuity and high replacement complexity.

Insurance

To address operational risk and other risk types generated by the Bank's own operations, insurance has been procured for property damage, general civil liability, fraud, expenses arising from cybersecurity breaches, and third-party claims against executives, among others.

Exposure to net loss, gross loss and gross loss recovery per operational risk event

	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Gross loss and expenses for operational risk events in the period		
Internal fraud	35	91
External fraud	2,163	8,513
Labour practices and business security	2,175	8,095
Customers, products and business practices	130	789
Damage to physical assets	49	221
Business interruption and system failures	96	981
Execution, delivery and process management	2,317	3,624
Subtotal	**6,966**	**22,314**
Expense recoveries for operational risk events in the period		
Internal fraud	-	-
External fraud	(210)	2,194
Labour practices and business security	(593)	1,391
Customers, products and business practices	(102)	673
Damage to physical assets	(12)	-
Business interruption and system failures	(17)	2
Execution, delivery and process management	(33)	809
Subtotal	**(968)**	**5,069**
Net loss from operational risk events	**7,934**	**17,245**

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 217

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and as of December 31, 2022 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS The Bank defines capital risk as that which the Bank or any of its companies will incur in insufficient quantity and/or quality of capital necessary to : meet the minimum regulatory requirements to operate as a bank ; meet market expectations regarding its creditworthiness ; and support the growth of its business and any strategic opportunities that may arise, under its strategic plan . The objectives in this respect include in particular: • To meet internal capital and capital adequacy targets. • To comply with regulatory requirements. • To align the Bank's strategic plan with the capital expectations of external stakeholders (rating agencies, shareholders and investors, customers, supervisors, etc.). • To support business growth and any strategic opportunities that may arise. The Bank has a capital adequacy position that exceeds regulatory requirements. Capital management optimises value creation in the Bank and its business segments . The Bank continuously assesses its risk - return ratios through its core capital, effective net worth, economic capital and return on equity . Regarding capital adequacy, the Bank conducts its internal process based on the standards of the FMC, which are in force as of December 1 , 2021 (Basel III) . Economic capital is the capital required to bear the full risk of doing business at a given level of solvency . Capital is managed according to the risk environment, Chile's economic performance and the economic cycle. The respective Committee may amend our existing capital policies to address changes in the above - risk environment. Capital risk management The Bank has an Executive Capital Committee responsible for overseeing, authorising and assessing all aspects of capital and solvency . The Board of Directors has deferred to the ALCO the knowledge and assessment of the capital levels and returns in line with the Bank's strategy . In addition, the Integrated Risk Committee monitors and is responsible for the limits of primary and secondary metrics based on risk appetite . Capital management is based on a Capital Framework designed to ensure that the capital, structure and composition level are appropriate at any point in time considering the Bank's risk profile and under different scenarios . It warrants the adherence to the minimum regulatory requirements, the risk appetite and the Recovery Plan, and that these frameworks align with the interests of all stakeholders while supporting the growth strategy determined by the Bank . The capital model defines the functional and governance aspects of capital planning, budget execution and monitoring, capital adequacy analysis, capital measurement, and capital reporting and disclosure . In addition, this model covers the main capital management activities : 1. Establish the Bank's solvency and capital contribution targets aligned with minimum regulatory requirements and internal policies to ensure a strong level of capital, consistent with the Bank's risk profile and efficient use of capital to maximise shareholder value . 2. Development of a capital plan to meet these objectives consistent with the strategic plan. 3. Capital adequacy assessment to ensure that the capital plan is consistent with the Bank's risk profile and risk appetite (also stress scenarios) . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 218

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued 4. Capital budget development as part of the Bank's budget process. 5. Monitoring and controlling budget execution and developing action plans to correct any deviations from the budget. 6. Calculation of capital metrics. 7. Internal capital reporting and reporting to supervisory authorities and the market. The Bank has also developed the necessary policies to manage and fulfil capital management strategies and objectives, including Capital Adequacy Policy, Capital Planning Policy, Capital Impairment Management Policy, Capital Monitoring Policy, and Dividend Policy, BASILEA III Implementation . A new General Banking Law (LGB) version was published in January 2019 . Adopting the capital levels established in the Basel III standards is among the most relevant changes . In 2020 , the final versions of the rules governing the new capital models for Chilean banks were published . According to the new General Banking Law (updated through Law No 21 , 130 ), the minimum capital requirements have increased in quantity and quality . Total regulatory capital remains at 8 % of risk - weighted assets but includes credit, market and operational risk . Minimum Tier 1 capital increased from 4 . 5 % to 6 % of risk - weighted assets, of which up to 1 . 5 % can be Additional Tier 1 (AT 1 ), either in the form of preferred shares or bonds with no fixed maturity, which can be convertible into shares . Tier 2 capital is now set at 2 % of risk - weighted assets . Additional capital requirements are incorporated through a conservation buffer of 2 . 5 % of risk - weighted assets . Furthermore, in coordination with the FMC, the Central Bank may establish an additional countercyclical buffer of up to 2 . 5 % of risk - weighted assets consistent with the FMC . Both buffers should be composed of core capital . In addition, the FMC was empowered, subject to the favourable agreement of the Council of the Central Bank of Chile (BCCh), to define by regulation the new methodologies for calculating assets weighted by credit, market and operational risk ; the conditions for issuing hybrid AT 1 instruments ; the determination and capital charges for local systemically important banks ; prudential discounts to regulatory capital ; and to require additional measures, including higher capital, for banks with deficiencies in the supervisory capital assessment process (Pillar II) . Pillar II aims to ensure that banks maintain a level of capital commensurate with their risk profile and encourage the development and use of appropriate processes for monitoring and managing the risks they face . To this end, banks are responsible for developing an internal capital adequacy assessment process . Supervisors should review their internal strategies and assessments and intervene early when they are not satisfied with the outcome of this process . As a result, supervisors may require additional capital over and above the minimum requirement to ensure a sufficient level to address risks, especially in adverse credit cycles . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 219

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2023, and 2022, and as of December 31, 2022 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued The result will be a simplified report with the conclusions of the self - assessment process, which in its first version in 2021 will only include credit risk, and in 2022 will only include Pillar I risks . From 2023 a full report will be required . Pillar III promotes market discipline and financial transparency by disclosing meaningful and timely information, allowing information users to understand the risk profile of local banking institutions and their capital structure, thereby reducing information asymmetries . Banks must publish the first Pillar 3 document with information for the quarter of January - March 2023 . The new rules for calculating risk - weighted assets came into force in December 2021 . Therefore, the Bank implemented the rules through a multidisciplinary group, which conducted the required developments, including applying the files designed by the regulator for this purpose . Capital metrics Minimum capital requirement Under the General Banking Law, a bank must have a minimum of UF 800 , 000 (approximately MCh $ 28 , 460 or US $ 35 , 828 million as of March 31 , 2023 ) of paid - up capital and reserves, calculated under FMC Rules . Capital requirement According to the General Law of Banks, banks must maintain regulatory capital of at least 8 % of risk - weighted assets, net of required credit loss, as well as a paid - in capital and reserve requirement ('core capital') of at least 3 % of total assets, also net of credit loss . Regulatory and core capital is calculated based on the Interim Consolidated Financial Statements prepared under the CASB issued by the FMC . As Santander is the result of a merger between two predecessors with a relevant market share in the Chilean market, a minimum regulatory capital to risk - weighted assets ratio of 11 % is currently required . Regulatory capital is defined as the aggregate of: a bank's paid - up capital and reserves, excluding capital attributable to foreign subsidiaries and branches or core capital; its subordinated bonds, valued at their placement price (but decreasing by 20.0% for each year during the period beginning six years before maturity), for up to 50.0% of their basic capital; and its voluntary provisions for credit loss of up to 1.25% of risk - weighted assets. As of August 21 , 2020 , Circular No 2 , 265 indicating the new treatment was published, in which the amounts of loans guaranteed by the Chilean Treasury, CORFO and FOGAPE are incorporated into category 2 of the risk - weighted asset classification . Consequently, their credit risk weighting was reduced from 100 % to 10% . From December 1, 2021, the definition of regulatory capital changed and is defined as follows: Paid - up capital of the bank in terms of subscribed and paid - up ordinary shares ; Surcharge paid for the instruments included in this capital component . Reserves, both non - earnings and earnings, for depreciation of bonds with no fixed maturity and forfeiture of bonds with no fixed maturity . Items of 'accumulated other comprehensive income’ . Retained earnings from prior years, profit (loss) for the year, net of provisions for minimum dividend, the repricing of bonds with no fixed maturity and interest and/or dividend payments on issued regulatory capital financial instruments . Non - controlling interest as indicated in the Compendium of Accounting Standards (CASB) . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 220

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

Total assets, risk-weighted assets and components of effective equity

Item No	Total assets, risk-weighted assets and components of effective equity under Basel III	Global consolidated As of March 31, 2023 MCh$	Global consolidated As of December 31, 2022 MCh$
1	Total assets according to the statement of financial position	69,505,768	68,164,604
2	Investment in unconsolidated subsidiaries		-
3	Assets discounted from regulatory capital, other than item 2	11,968,993	12,270,810
4	Credit equivalents	3,016,167	2,890,350
5	Contingent loans	2,436,845	2,776,542
6	Assets arising from the intermediation of financial instruments	103,223	243,345
7	**=(1-2-3+4+5-6) Total assets for regulatory purposes**	**62,886,564**	**61,317,340**
8.a	Credit risk-weighted assets, estimated according to standardised methodology (CRWAs)	28,617,629	28,401,718
8.b	Credit risk-weighted assets, estimated according to internal methodologies (CRWAs)	-	-
8	Market risk-weighted assets (MRWAs)	5,444,649	5,554,604
10	Operational risk-weighted assets (ORWAs)	4,324,669	4,070,594
11.a	**=(8.a/8.b+9+10) Risk Weighted Assets (RWAs)**	38,386,947	38,026,916
11.b	**=(8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWAs)**	**38,386,947**	**38,026,916**
12	Shareholders' equity	3,920,676	4,128,808
13	Non-controlling interest	113,614	109,563
14	Goodwill	-	-
15	Excess of minority investments	-	-
16	**=(12+13-14-15) Common equity tier 1 (CET1) equivalent**	**4,034,290**	**4,238,371**
17	Additional deductions to Common Equity Tier 1, other than item 2	18,701	25,455
18	**=(16-17-2) Common Equity Tier 1 (CET1)**	**4,015,589**	**4,212,916**
19	Voluntary (additional) provisions allocated as Additional Tier 1 capital (AT1)	-	-
20	Subordinated bonds imputed as Additional Tier 1 capital (AT1)	191,935	190,135
21	Preference shares imputed to Additional Tier 1 capital (AT1)	-	-
22	Bonds without fixed maturity imputed to Additional Tier 1 capital (AT1)	552,139	590,247
23	Discounts applied to AT1	-	-
24	**=(19+20+21+21+22-23) Additional Tier 1 capital (AT1)**	744,074	780,382
25	**=(18+24) Tier 1 capital**	**4,759,663**	**4,993,298**
26	Voluntary (additional) provisions imputed as Tier 2 capital (T2)	293,000	293,000
27	Subordinated bonds imputed as Tier 2 capital (T2)	1,474,221	1,472,749
28	**=(26+27) Equivalent Tier 2 capital (T2)**	**1,767,221**	**1,765,749**
29	Discounts applied to T2	-	-
30	**=(28-29) Tier 2 capital (T2)**	**1,767,221**	**1,765,749**
31	**=(25+30) Effective equity**	**6,526,884**	**6,759,047**
32	Additional core capital required to build up the conservation buffer	389,056	444,662
33	Additional core capital required for the constitution of the cyclical buffer	-	-
34	Additional core capital required for systemically rated banks	143,951	142,601
35	Additional capital required for the assessment of the adequacy of effective equity (Pillar 2)	-	-

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 221

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2023, and 2022, and as of December 31, 2022

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

Solvency indicators and Basel III compliance indicators

Item No	Solvency indicators and Basel III compliance indicators (in % with two decimals) (*)	Global consolidated As of March 31, 2023 %	Global consolidated As of December 31, 2022 %
1	**Leverage indicator (T1_I18/T1_I7)**		
1.a	Leverage indicator to be met by the bank, considering the minimum requirements.	6.39%	6.87%
2	**Core capital indicator (T1_I18/T1_I11.b)**		
2.a	Indicator of core capital to be met by the bank, considering the minimum requirements.	10.46%	11.08%
2.b	Capital buffers deficit		-
3	**Tier 1 capital indicator (T1_I25/T1_I11.b)**		
3.a	Tier 1 capital indicator to be met by the bank, considering the minimum requirements.	12.40%	13.13%
4	**Effective net worth indicators (T1_I31/T1_I11.b)**		
4.a	Effective net worth indicator that the bank must meet, considering the minimum requirements.	8.00%	8.00%
4.b	Effective net worth indicator to be met by the bank, considering the Article 35 bis charge, if applicable	9.50%	9.50%
4.c	Effective net worth indicator to be met by the bank, considering minimum requirements, conservation buffer and countercyclical buffer	10.90%	10.50%
5	**Solvency rating**		
	Compliance indicators for solvency		
6	**Voluntary (additional) provisions charged to Tier 2 capital (T2) in relation to CRWAS (T1_I26/ (T1_I8.a or I8.b))**	1.02%	1.03%
7	**Subordinated bonds imputed in Tier 2 capital (T2) relative to core capital.**	36.71%	34.96%
8	**Additional Tier 1 capital (AT1) in relation to core capital (T1_I24/T1_I18)**	18.53%	18.52%
9	**Voluntary (additional) provisions and subordinated debentures that are imputed to Additional Tier 1 (AT1) capital in relation to RWAs (T1_I19+T1_I20 / T1_I11.b)**	0.50%	0.50%

Interim Consolidated Financial Statements March 2023 / Banco Santander Chile 222

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of March 31 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 49 - SUBSEQUENT EVENTS Shareholders' Meeting At the Ordinary Shareholders' Meeting of Banco Santander - Chile held April 19 , 2023 , along with the approval of the 2022 Consolidated Financial Statements, the shareholders resolved to distribute 60 % of the net profit for the year ("Profit attributable to the equity holders"), which amounted to MCh $ 485 , 191 . These earnings are equivalent to a dividend of Ch $ 2 , 57469221 per share . In addition, it was also approved that 40 % be allocated to : Increasing Retained Earnings from prior years by the amount necessary to meet the payment of the next three interest coupons on the bonds with no fixed maturity. Increasing the Bank's Reserves and other retained earnings by the remaining amount. Furthermore, the following were elected as full directors : Claudio Melandri Hinojosa (chairman), Rodrigo Vergara Montes (independent), Orlando Poblete Iturrate (independent), Felix de Vicente Mingo (independent), Maria Olivia Recart Herrera (independent), Ana Dorrego de Carlos, Rodrigo Echenique Gordillo, Lucia Santa Cruz Sutil, Blanca Bustamante Bravo (independent) and as alternate directors Juan Pedro Santa Maria Perez (independent) and Alfonso Gómez Morales (independent) . At the aforementioned Ordinary Shareholders' Meeting, PricewaterhouseCoopers Consultores Auditores was also approved as external auditors for the 2023 financial year . Group At the Extraordinary Board Meeting of Getnet held on April 5 , 2023 , Mr Carlos Alfredo Rocca Vidal resigned as General Manager of the Company, and the Board unanimously appointed Mr Fernando Benito Olivares as the new General Manager . Bond issuance As of April 12 , 2023 , and with a settlement date of April 19 , 2023 , a bond was issued in the amount of USD 30 , 000 , 000 maturing on April 19 , 2024 , at a placement rate of 5 . 837% . Issuance of consolidated financial statements As of April 25 , 2023 , the Directors and Audit Committee approved these Interim Consolidated Financial Statements . There are no other subsequent events to be disclosed that occurred between April 1 , 2023 , and the date of issue of these Interim Consolidated Financial Statements (April 25 , 2023 ) . In teri m C on s oli d ate d Fi n anci al Sta te me n ts March 202 3 / B anc o San tan d e r C hil e 223 ROMÁN BLANCO REINOSA Chief Executive Officer JONATHAN COVARRUBIAS H. Chief Accounting Officer